UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

Contents

1.	Persons responsible for form
	1.1 – Declaration and identification of persons responsible	1

2.	Independent auditors
	2.1/2.2 – Auditors – identification and remuneration	2
	2.3 – Other material information	3

3.	Selected financial information
	3.1 – Financial information	5
	3.2 – Non-accounting metrics	6
	3.3 – Events subsequent to the most recent financial statements	7
	3.4 – Policy for allocation of earnings	8
	3.5 – Distribution of dividends and retention of net income	12
	3.6 – Declaration of dividends charged to the retained earnings account or reserves	16
	3.7 – Level of indebtedness	17
	3.8 – Obligations by nature and due date	18
	3.9 – Other material information	19

4.	Risk factors
	4.1 – Description of risk factors	20
	4.2 – Comments on expected alterations of exposure to risk factors	28
	4.3 – Non-confidential significant judicial, administrative or arbitration proceedings	29
	4.4 – Non-confidential judicial, administrative or arbitration proceedings in which the other parties are officers, former
	officers, controlling shareholders, former controlling shareholders, or investors	34
	4.5 – Significant confidential cases	35
	4.6 –Repeated or related significant and non-confidential judicial, administrative or arbitration proceedings, as a whole	36
	4.7 – Other material contingencies	37
	4.8 – Rules of the country of origin or country in which securities are custodied	38

5.	Market Risk
	5.1 – Description of principal market risks	39
	5.2 – Description of market risk management policy	43
	5.3 – Significant alterations of principal market risks	47
	5.4 – Other material information	48

6.	Issuer history
	6.1/6.2/6.4 – Incorporation of issuer, duration and date of registration with the Brazilian Securities and Exchange
	Commission CVM	49
	6.3 – Brief history	50
	6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies	51
	6.6 – Information on any filing for bankruptcy based on material value or judicial or extrajudicial recovery	64

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

	6.7 – Other material information	65

7.	Issuer business activities
	7.1 – Description of the business of the issuer and its subsidiaries	66
	7.2 – Information on operational segments	67
	7.3 – Information on products and services relating to the operational segments	72
	7.4 – Customers accounting for more than 10% of total net revenues	99
	7.5 – Material effects of state regulation for the business	100
	7.6 – Material revenues from other countries	127
	7.7 – Effects of foreign regulation on business activities	128
	7.8 – Material long-term relationships	129
	7.9 – Other material information	130

8.	Conglomerate
	8.1 – Description	131
	8.2 – Organizational structure	137
	8.3 – Restructuring	138
	8.4 – Other material information	139

9.	Material assets
	9.1 – Material non-current assets – other	140
	9.1 – Significant non-current asset items/9.1.a – Fixed assets	141
	9.1 – Significant non-current asset items/9.1.b – Patents, trademarks, licenses, concessions, franchises and technology
	transfer agreements	142
	9.1 – Significant non-current asset items/9.1.c – Equity interests in companies	143
	9.2 – Other material information	147

10.	Directors' comments
	10.1 – General financial and equity conditions	148
	10.2 – Operational and financial results	166
	10.3 – Past or expected events having significant effects on financial statements	171
	10.4 – Significant changes in accounting practices – Qualifications and emphases in auditor's opinion	173
	10.5 – Critical accounting policies	177
	10.6 – Internal controls relating to preparation of financial statements – Level of efficiency and deficiency and
	recommendations in the auditor's report	180
	10.7 – Use of proceeds from public offerings and any deviations	181
	10.8 – Significant items not shown in financial statements	182
	10.9 – Comments on off-balance-sheet items	183
	10.10 – Business plan	184
	10.11 – Other factors having material influence	185

11.	Projections
	11.1 – Projections disclosed and underlying assumptions	186
	11.2 – Monitoring of the projections disclosed and alterations to them	189

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

12.	General meeting and management
	12.1 – Description of management structure	192
	12.2 – Rules, policies and practices relating to general meetings	201
	12.3 – Dates and newspapers publishing information required under Law No. 6,404/76	203
	12.4 – Rules, policies and practices relating to the board of directors	205
	12.5 – Description of section committing to settle disputes through arbitration	207
	12.6/8 – Composition and professional experience of management and supervisory council	208
	12.7 – Composition of statutory committees and audit, financial and compensation committees	371
	12.9 – Existence of marital or stable relationships, or kinship to the second degree between managements of the issuer,
	subsidiaries and controlling shareholders	386
	12.10 – Relations of subordination, rendering services or control between management and subsidiaries, controlling
	shareholders or others	388
	12.11 – Agreements for payment or reimbursement of expenses incurred by members of management, including insurance
	policies	494
	12.12 – Other material information	495

13.	Directors' compensation
	13.1 – Description of compensation policy or practice, including for non-statutory board members	540
	13.2 – Total compensation of the board of directors, statutory board and supervisory council	544
	13.3 – Variable compensation of the board of directors, statutory board and supervisory council	547
	13.4 – Stock-based compensation plan for the board of directors and statutory board	548
	13.5 – Holdings in stocks, shares and other convertible securities held by members of the board of directors and the
	supervisory council – by body	549
	13.6 – Stock-based compensation of the board of directors and statutory board	550
	13.7 – Details of outstanding options held by members of the board and the statutory board	551
	13.8 – Options exercised and shares delivered relating to stock-based compensation of members of the board of directors
	and statutory board	552
	13.9 – Information required for comprehension of data disclosed in items 13.6 to 13.8. – Method for pricing value of shares
	and options	553
	13.10 – Information on pension plans provided to members of the board of directors and statutory directors	554
	13.11 – Maximum, minimum and average individual compensation for members of the board of directors, statutory board
	and supervisory council	556
	13.12 – Means of compensating directors in the event of removal from position or retirement	558
	13.13 – Percentage of total compensation for directors and members of the supervisory council that are related parties of
	the controlling shareholders	559
	13.14 – Compensation of directors and members of the supervisory council, grouped by body, received for any reason other
	than the position they hold	560
	13.15 – Compensation of directors and members of the supervisory council recognized in results of direct or indirect
	controlling shareholders of companies under common control or the issuer's subsidiaries	561
	13.16 – Other material information	562

14.	Human resources
	14.1 – Description of human resources	563
	14.2 – Significant alterations – Human resources	566
	14.3 – Description of employee compensation policy	567
	14.4 – Description of relations between issuer and trade unions	569

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

15.	Control
	15.1/15.2 – Shareholder position	570
	15.3 – Distribution of capital	578
	15.4 – Shareholders	579
	15.5 – Shareholders agreement filed at the headquarters of the issuer or that the controlling block is party to	580
	15.6 – Significant alterations in holdings of members of the issuer's controlling group and management	581
	15.7 – Other material information	582

16.	Related party transactions
	16.1 – Description of the issuer's rules, policies and practices for transactions with related parties	583
	16.2 – Information on transactions with related parties	584
	16.3 – Identification of measures taken to address conflicts of interest and demonstration of a strictly commutative
	character of conditions agreed or appropriate compensatory payment	590

17.	Share capital
	17.1 – Information on share capital	591
	17.2 – Share capital increases	592
	17.3 – Information on stick unbundling, grouping and bonuses	593
	17.4 – Information on reductions of share capital	594
	17.5 – Other material information	595

18.	Securities
	18.1 – Shareholder rights	596
	18.2 – Description of any statutory rules restricting voting rights of significant shareholders or obliging them to make public
	offering	597
	18.3 – Description of exceptions and suspensive clauses relating to ownership or rights stipulated in bylaws	598
	18.4 – Trading volume and highest and lowest prices of securities traded	599
	18.5 – Description of other securities issued	602
	18.6 – Brazilian markets in which securities are admitted to trading	613
	18.7 – Information on class and type of securities admitted to trading on foreign markets	614
	18.8 – Public offerings of distribution made by the issuer or by third parties, including controlling block and associated
	companies or subsidiaries, in relation to the issuer 's securities	615
	18.9 – Description of public offerings for accusation made by the issuer in relation of shares issued by third parties	616
	18.10 – Other material information	617

19.	Share buyback/treasury plans
	19.1 – Information on plans to repurchase the issuer's shares	673
	19.2 – Transactions of securities held in treasury	675
	19.3 – Information on securities held in treasury at the close of the last fiscal year	677
	19.4 – Other material information	678

20.	Trading policy
	20.1 – Information on trading policy for securities	679
	20.2 – Other material information	680

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

21.	Disclosure policy
	21.1 – Description of internal rules, regulations or procedures relating to disclosure of information	681
	21.2 – Description of disclosure policy for material event or fact and procedures for keeping undisclosed material
	information confidential	682
	21.3 – Directors responsible for the implementation, maintenance, evaluation and supervision of policy for disclosure of
	information	683
	21.4 – Other material information	684

22.	Extraordinary business
	22.1 – Acquisition or disposal of any relevant asset that does not fall within normal operations of the issuer's business	685
	22.2 – Significant alterations in the issuer's manner of conducting business	686
	22.3 – Significant contracts not directly related to operating activities entered into by the issuer or its subsidiaries	687
	22.4 – Other material information	688

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

1.1 – Declaration and identification of persons responsible

Name of person responsible for contents of the form	Luiz Carlos Trabuco Cappi
Position of person responsible	Chief Executive Officer
Name of person responsible for contents of the form	Domingos Figueiredo de Abreu
Position of person responsible	Director of Investor Relations

The above mentioned directors declare that: a. they have reviewed this reference form b. all information in the form complies with Brazilian Securities Commission (CVM) Instruction No. 480, in particular articles 14 to 19 c. the information herein provides a true, accurate and full picture of the issuer's financial situation and the risks inherent in its activities and its issue of securities

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

2.1/2.2 – Auditors – identification and remuneration

Has auditor?	Yes
CVM Ref.	287-9
Auditor type	Brazilian
Name/Business name	PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES
Individuals/Legal entities No. (CPF/CNPJ)	61.562.112/0001-20
Period services provided	01/01/2010
Description of service contract

Audit studies related to revised Bradesco Conglomerate's financial statements for the year ended December 31, 2010 and "other services", referring to the diagnostics of technology processes, response to queries on tax matters and training.

Total amount of compensation of independent auditors segregated by service	Audit reports and other services: R$ '000 Audit: R$ 33,764 Other services R$ 324 Total R$ 34,088
Reason for replacing	Not applicable
Reason given by auditor in the event of disagreeing with issuer's reason	Not applicable
Name of auditor responsible	Period services provided	Taxpayer no. (CPF)	Address
Luís Carlos Matias Ramos	01/01/2010	103,007,048-28	Av. Francisco Matarazzo, 1400, Torre Torino, 9º andar, Água Branca, São Paulo, SP, Brazil, CEP 05001-903, Telephone (0011) 36742000, email luis.ramos@br.pwc.com

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

2.3 – Other material information

Replacement of public auditor

At a meeting held on 03/21/2011, in light of Bradesco's corporate governance practices and management's procedure for engaging auditors, the issuer's board of directors accepted an Audit Committee recommendation to replace PricewaterhouseCoopers by KPMG, as of that date. KPMG is registered with the public accountants body CRC 2SP014428/O-6 and its principal offices are located at Rua Dr. Renato Paes de Barros 33, 17th floor, Itaim Bibi, São Paulo, SP, corporate tax number CNPJ 57.755.217/0001-29, and it is registered with the Brazilian Securities and Exchange Commission (CVM) as per Declaratory Act 5.180 of 12/7/1998. KPMG was engaged to provide independent auditing services to the company as of the 2011 reporting period.

The replaced auditing firm agreed with the above reason provided by the issuer.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

2.3 – Other material information

Auditors – identification and remuneration in 2008 and 2009

Has auditor?	YES
Auditor's reference number with Brazilian Securities Commission (CVM)	287-9
Auditor type	Brazilian
Auditor's business name/trading name	PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES
Auditor's corporate taxpayer number (CPF/CNPJ)	61.562.112/0001-20
Period in which services rendered	02/06/2008 to 06/30/2009
Description of services engaged

Audit work related to a review of the Bradesco conglomerate's financial statements for the year ended December 31, 2008 and "other services" relating to diagnostics of  technology processes, response to consultations on tax aspects and training arrangements.

Total amount of remuneration of independent auditors segregated by service	Auditing work and other services: R$ thousand Auditing R$ 28,420; Other services R$ 269; Total R$ 28,689.
Reason for replacement	Not applicable
Reason given by auditor in the event of disagreeing with the issuer’s reason	Not applicable
Name of technical person responsible	Period in which services rendered	Taxpayer number (CPF)	Address
Washington Luiz Pereira Cavalcanti	02/06/2008 to 06/30/2009	023.115.418-62	Av. Francisco Matarazzo, 1400, Torre Torino, 9º andar, Água Branca, São Paulo, SP, Brazil, postal code 05001-903, telephone +55 (11) 36742000, e-mail: washington.cavalcanti@br.pwc.com

Has auditor?	YES
Auditor's reference number with Brazilian Securities Commission (CVM)	287-9
Auditor type	Brazilian
Auditor's business name/trading name	PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES
Auditor's corporate taxpayer number (CPF/CNPJ)	61.562.112/0001-20
Period in which services rendered	01/05/2009 to 06/30/2010
Description of services engaged

Audit work related to a review of the Bradesco conglomerate's financial statements for the year ended December 31, 2009 and "other services" relating to  diagnostics of  technology processes, response to consultations on tax aspects and training arrangements

Total amount of remuneration of independent auditors segregated by service	Auditing work and other services: R$ Thousand Auditing R$ 31,008; Other services R$ 366; Total R$ 31,374.
Reason for replacement	Not applicable
Reason given by auditor in the event of disagreeing with the issuer’s reason	Not applicable
Name of technical person responsible	Period in which services rendered	Taxpayer number (CPF)	Address
Washington Luiz Pereira Cavalcanti	01/05/2009 to 06/30/2010	023.115.418-62	Av. Francisco Matarazzo, 1400, Torre Torino, 9º andar, Água Branca, São Paulo, SP, Brazil, postal code 05001-903, telephone +55 (11) 36742000, e-mail: washington.cavalcanti@br.pwc.com

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

3.1 – Consolidated Financial information

(Brazilian reais)	Fiscal year (12/31/2010)	Fiscal year (12/31/2009)	Fiscal year (12/31/2008)
Shareholder equity	51,158,565,000.00	44,646,707,000.00	0.00
Total assets	602,954,024,000.00	489,683,951,000.00	0.00
Net revenue /fin.intermed./Insurance premiums earned	101,034,627,272.00	87,731,759,634.00	0.00
Gross earnings	15,324,117,000.00	12,565,173,000.00	0.00
Net earnings	10,052,193,000.00	8,300,843,000.00	0.00
Number shares excluding Treasury	3,762,055,141	3,420,550,403	0
Share equity value (Brazilian reais per unit)	13.600000	13.050000	0.000000
Net earnings per share	2.670000	2.430000	0.000000

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

3.2 – Non-accounting metrics

Non-accounting metrics were not disclosed in the course of the last fiscal year.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

3.3 – Events subsequent to the most recent financial statements

Subsequent to the most recent consolidated financial statements, on January 24, 2011, Bradesco acquired shares issued by Companhia Brasileira de Soluções e Serviços – CBSS (“CBSS”), held by Visa International Service Association (“Visa International”), corresponding to 5.01% of CBSS' share capital at the value of R$ 85.8 million. Therefore, Bradesco’s holdings in CBSS increased from 45% to 50.01%, thus reinforcing its holdings in the capital of companies operating in the card market. Note that this transaction does not substantially alter the most recent consolidated financial statements.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

3.4 – Policy for allocating earnings

Pursuant to Article 192 of Law No. 6,404/76, together with the accounting statements for the period, and subject to the provisions of articles 193 to 203 and its bylaws the company's management bodies shall draw up a proposal for use of the period's net income and submit it to the Annual General Meeting.

The following table shows use of income for the last 3 (three) years:

R$ thousand
Use of income
Description	2010	2009	2008
Net income for the period	10,021,673	8,012,282	7,620,238
Legal reserve	501,084	400,614	(*) 376,051
Statutory reserves	6,151,846	4,893,586	4,452,492
Interest on shareholder equity	2,464,538	2,133,269	1,956,591
Dividends	904,205	584,813	735,885

(*) (7,620,238 – 99,219)*5%, of which R$ 7,620,238,000 corresponds to net income and R$ $ 99,219,000 to prior period adjustment related to Law 11.638/07. For more details, see Note 35d to the Financial Statements for the year 2008 available at Bradesco Investor Relations.

a) Rules on retained earnings

Legal Reserve

Allocation of a portion of net profit to the legal reserve is determined by Article 193 of Law No. 6,404/76 in order to ensure the integrity of share capital, and may be used only to offset losses or increase capital.

Five percent (5%) of the period's net profit, before any other use, will be allocated to the legal reserve, which must not exceed twenty percent (20%) of share capital.

There is no requirement to allocate to the legal reserve in a year in which the balance of this reserve, plus capital reserves as per §1 of Article 182, exceeds thirty percent (30%) of share capital.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

3.4 – Policy for allocating earnings

Statutory Reserves

Article 194 of Law No. 6,404/76 which governs the creation of statutory reserves states that the bylaws of the company may establish reserves on condition that in each case:· its purpose is accurately and fully stated;· criteria are set to determine the annual portion of net profits that will be allocated to the statutory reserve; and· the maximum amount of the reserve is stated.

Pursuant to the legislation, Article 31 of the bylaws states that after all statutory allocations have been made, a proposal for the allocation or use of any net income remaining shall be made by the executive board, to be approved by the board of directors and decided by General Meeting, and such income may be allocated one hundred percent (100%) to "Income Reserves – Statutory" in order to maintain an operational margin consistent with the development of the Company's active operations up to the limit of ninety-five percent (95%) of paid-up share capital.

If the board's proposal for use of net income from the period contains provision for distributing dividends and/or payment of interest on own capital in an amount greater than the mandatory dividend pursuant to Article 30, item III of the bylaws, and/or retained earnings under Article 196 of Law No. 6,404/76, the balance of net income for making this reserve will be determined after deducting these allocations in full.

b) Rules for distribution of dividends

With the introduction of Law No. 9,249/95, which came into force on January 1, 1996, companies may pay interest on own capital to their shareholders, to be imputed, net of income tax at source, to the amount of the minimum mandatory dividend.

Minimum mandatory dividend

Pursuant to item III of Article 28 of Bradesco's bylaws, shareholders are assured thirty percent (30%) of net income, each year, as a minimum mandatory dividend, adjusted for any decrease or increase of the amounts specified in items I, II and III of Article 202 of Law No. 6,404/76 (Law of Joint Stock Corporations).

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

3.4 – Policy for allocating earnings

Thus the minimum of thirty percent (30%) stipulated in the bylaws is greater than the minimum of twenty-five percent (25%) set forth in §2 of Article 202 of Law No. 6,404/76.

Shareholders holding preferred shares

Preferred shares confer on their holders dividends ten percent (10%) higher than those paid on common shares (item "b", §2, Article 6 of the bylaws).

Reinvestment of dividends or interest on own capital

Reinvestment of dividends or interest on own capital is a product that enables a shareholder and account holder registered with Bradesco Corretora (brokerage), personal or corporate, to invest the amount received and credited to current account in new shares (currently only for preferred shares), thereby increasing their shareholding.

Shareholders have the option of reinvesting monthly and/or special (supplementary or intermediate) dividends. There is no upper limit for reinvesting and the minimum must be enough to purchase at least one (1) share.

c) Periodicity of dividend distributions

Banco Bradesco S.A. ("Bradesco") has distributed dividends monthly since 1970, and became the first Brazilian financial institution to adopt this practice.

Interim dividends

The executive board, on approval of the board of directors, is authorized to declare and pay out interim dividends, semiannual or monthly, from existing earnings, or profit reserve accounts (§1, Article 28 of the bylaws).

It may also authorize payment of interest on own capital in total or partial substitution of interim dividends (§2, Article 28 of the bylaws).

Monthly Payment of Interest on Own Capital

For the purposes set forth in Article 205 of Law No. 6,404/76, beneficiaries are shareholders registered with the Company on declaration dates, which are on the first day of each month.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

3.4 – Policy for allocating earnings

Payments are made on the first business day of the following month, as monthly advances on the mandatory dividend by crediting the account informed by the shareholder or made available to the Company.

Any restrictions on dividend payments imposed by special laws or regulations applicable to the issuer, as well as contracts, court decisions, administrative or arbitration court rulings

There are no restrictions on the distribution of dividends.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

3.5 – Distribution of dividends and retention of net income

(BRL)	Fiscal year 12/31/2010	Fiscal year 12/31/2009	Fiscal year 12/31/2008
Adjusted net income	9,520,589,046.91	7,611,668,193.44	7,244,186,529.91
Dividend distributed / adjusted net income	35.384000	35.709402	37.167395
Issuer's return on shareholders' equity	19.816870	18.229903	21.146869
Total dividend distributed	3,368,743,286.83	2,718,081,158.73	2,692,475,443.99
Retained earnings	6,652,929,394.13	5,294,201,150.15	4,828,542,821.96
Date retention approved	03/10/2011	03/10/2010	03/10/2009

Retained earnings	Amount	Dividend payment	Amount	Dividend payment	Amount	Dividend payment
Mandatory dividend
Common	22,607,384.78	07/01/2010	20,287,376.85	07/01/2009	18,444,799.47	07/01/2008
Common	22,607,384.88	05/03/2010
Common	22,607,383.86	03/01/2010
Common	24,868,194.69	01/03/2011
Common	24,868,194.17	11/01/2010
Common	24,868,193.88	09/01/2010
Common	22,607,384.82	04/01/2010
Common	20,552,275.75	02/01/2010
Common	24,868,193.82	10/01/2010
Common	22,607,385.16	06/01/2010
Common	22,607,385.02	08/02/2010
Common	24,868,193.91	12/01/2010
Common	150,025,491.86	02/18/2011

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

3.5 – Distribution of dividends and retention of net income

Preferred	165,076,049.21	02/18/2011	22,317,056.59	08/03/2009	20,282,157.48	12/01/2008
Preferred	24,865,169.36	06/01/2010
Preferred	27,353,813.12	10/01/2010
Preferred	27,353,834.89	12/01/2010
Preferred	24,865,183.77	08/02/2010
Preferred	24,865,151.22	04/01/2010
Preferred	24,865,137.19	03/01/2010
Preferred	24,865,162.33	05/03/2010
Preferred	24,865,181.43	07/01/2010
Preferred	27,353,838.53	01/03/2011
Preferred	22,607,330.78	02/01/2010
Preferred	27,353,805.43	09/01/2010
Preferred	27,353,829.25	11/01/2010
Common			20,553,168.99	01/04/2010
Common			20,287,373.27	05/04/2009
Common			20,252,324.90	12/01/2009
Common			18,443,377.65	02/02/2009
Common			20,288,639.90	08/03/2009
Common			20,287,271.46	06/01/2009
Common			20,287,372.01	04/01/2009
Common			20,286,933.57	10/01/2009
Common			20,264,408.68	11/03/2009

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

3.5 – Distribution of dividends and retention of net income

Common	20,287,605.49	03/02/2009
Common	20,287,859.49	09/01/2009
Common	36,666,668.65	03/09/2010
Preferred	20,282,156.59	02/02/2009
Preferred	22,315,243.60	03/02/2009
Preferred	22,315,310.00	07/01/2009
Preferred	22,317,066.35	10/01/2009
Preferred	22,315,303.39	06/01/2009
Preferred	22,315,274.90	05/04/2009
Preferred	22,317,059.89	09/01/2009
Preferred	40,333,331.35	03/09/2010
Preferred	22,281,056.58	12/01/2009
Preferred	22,613,297.87	01/04/2010
Preferred	22,296,957.73	11/03/2009
Preferred	22,315,251.44	04/01/2009
Common			184,453,605.50	07/21/2008
Common			18,444,908.11	06/02/2008
Common			18,444,908.78	05/02/2008
Common			18,444,282.70	09/01/2008
Common			18,443,377.22	01/02/2009
Common			18,443,965.03	11/03/2008
Common			18,444,282.19	08/01/2008
Common			18,443,377.53	12/01/2008

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3.5 – Distribution of dividends and retention of net income

Common					18,444,282.86	10/01/2008
Preferred					20,282,614.01	05/02/2008
Preferred					20,282,640.24	06/02/2008
Preferred					20,282,150.33	08/01/2008
Preferred					20,282,604.01	07/01/2008
Preferred					20,282,161.19	11/03/2008
Preferred					20,282,151.62	01/02/2009
Preferred					20,282,154.56	09/01/2008
Preferred					20,282,149.12	10/01/2008
Preferred					202,891,593.72	07/21/2008
Interest on own capital
Common	907,618,820.67	02/18/2011	238,690,962.07	07/20/2009	18,193,408.95	02/01/2008
Common	265,971,873.30	07/19/2010
Preferred	998,379,638.25	02/18/2011	854,941,608.16	03/09/2010	964,880,026.03	03/09/2009
Preferred	292,566,416.50	07/19/2010
Common			777,055,954.33	03/09/2010
Preferred			262,577,886.98	07/20/2009
Common					18,193,292.14	04/01/2008
Common					18,193,379.50	03/03/2008
Common					877,113,542.98	03/09/2009
Preferred					20,005,624.80	04/01/2008
Preferred					20,005,983.62	03/03/2008
Preferred					20,006,019.30	02/01/2008

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3.6 – Declaration of dividends charged to the retained earnings account or reserves

In relation to the previous three fiscal years, no dividends were declared or charged to the retained earnings account or reserves established in prior fiscal years.

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3.7 – Level of indebtedness

Fiscal year	Total debt of all	Type of index	Level of endebtedness	Description of other index and reason for using it
	types
12/31/2010	551,795,459,000.00	Level of indebtedness	10.79000000

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3.8 – Obligations by nature and due date

Fiscal year (12/31/2010)
Type of debt	Less than 1 year	1 -3 years	3 - 5 years	Over 5 years	Total
Unsecured	360,517,551,000.00	160,751,368,000.00	21,192,384,000.00	9,334,156,000.00	551,795,459,000.00
Total	360,517,551,000.00	160,751,368,000.00	21,192,384,000.00	9,334,156,000.00	551,795,459,000.00
Notes

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3.9 – Other material information

The selected financial information in this item refers to the consolidated accounting statements.

NB: Item 3.1: Breakdown of net income – consolidated

		R$
Composition	2010	2009

Revenues for interest and similar	63,772,183,000.00	55,165,229,000.00
Fee and commission income	9,421,485,000.00	7,866,601,000.00
Premiums retained – insurance and pension plans	27,994,116,000.00	24,118,550,000.00
Income from equity interests in affiliates	577,053,000.00	728,867,000.00
Other operating income	2,028,780,000.00	2,211,799,000.00
Tax / social contribution (Cofins)	(2,072,156,331.00)	(1,727,616,107.00)
Tax on services of any type – (ISS)	(344,084,883.00)	(312,607,834.00)
Tax / social contribution (PIS)	(342,748,514.00)	(319,062,425.00)

TOTAL	101,034,627,272.00	87,731,759,634.00

Distribution of dividends and retention of net income

Note that the accounting statements used policy for use of income and distributionof dividends and interest on own capital as per itens 3.4 and 3.5, respectively, were prepared in accordance with accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

Reasons for issuer not filling out data for FY 2008

Note that issuer accounting data disclosed in item 3 and its sub-items refer to consolidated data compiled in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These consolidated financial statements are covered by First-time Adoption of International Financial Reporting Standards (IFRS 1 R). The statements for the year ended December 31, 2008 were not prepared under the international accounting standard, so we are not including comments or statements on 2008 because they do not enable proper comparison with the years ended December 31, 2010 and 2009.

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4.1 – Description of risk factors

Macroeconomic risks

Bradesco's business and results from operations are substantially affected by conditions on global financial markets.

There was excessive volatility and disruption in global credit and capital markets in 2008, 2009 and the first half of 2010. Global capital and credit markets recent turbulence led to a liquidity crunch and higher credit risk premiums for various market participants, which led to less availability of funding and/or increased costs for both financial institutions and their customers. Rising or high interest rates and/or higher levels of spreads on credit created a less favourable environment for most of Bradesco's business dealings and may impair customers' ability to repay their debts, reducing Bradesco's flexibility in terms of planning or reacting to changes in its operations and the financial industry in general. Therefore, even though conditions in the world and Brazilian economies improved, results from operations may still be affected by adverse conditions in global financial markets for as long as they remain volatile and subject to turbulence and uncertainty.

The Brazilian government has influence on the Brazilian economy and local political and economic conditions have a direct impact on Bradesco's business.

Bradesco's financial conditions and results from operations depend substantially on the Brazilian economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and by volatile economic cycles.

In the past, the Brazilian government has often changed monetary, fiscal and taxation policy in order to influence the course of the Brazilian economy. Bradesco has no means of controlling or predicting which measures or policies the Brazilian government may take in response to current or future economic situations or how the Brazilian government's policies or intervention will affect the economy and directly or indirectly affect Bradesco's operations and revenues.

Our business, our financial situation, and the market value of our preferred shares may be adversely affected by alterations in these policies involving currency controls, taxes and other factors such as the following:

  fluctuating exchange rates;
  fluctuating benchmark interest rates;
  domestic economic growth;
  political, social or economic instability;
  monetary policy;
  fiscal policy factors and alterations to the taxation system;
  currency exchange controls policy;
  liquidity of domestic credit, capital and financial markets;
  customers' ability to meet their other obligations to Bradesco;
  reductions in wages or income levels;
  rising rates of unemployment;
  inflation; and
  other political, diplomatic, social or economic developments in Brazil or internationally, that may affect Brazil.

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4.1 – Description of risk factors

Presidential elections were held in Brazil in October 2010. Uncertainty over the implementation of alterations to monetary, fiscal and pension-fund policies, and in relation to relevant legislation, may contribute to economic instability. These facts may heighten volatility on Brazilian stock and bond markets. We are unable to foresee whether the government elected in October 2010 or any subsequent government will have an adverse effect on the Brazilian economy and consequently on Bradesco's business and the market value of our preferred shares.

Exchange rate variations may negatively affect the Brazilian economy, and Bradesco's earnings and financial situation.

Bradesco’s business is impacted by variations in Brazilian real's exchange rate. Since October 2002 and more intensively since June 2004, the Brazilian real has appreciated against the US dollar, with a few periods of depreciation (reaching R$ 1.5593 per US$ 1.00 on August 1st, 2008). At the end of 2008, in the context of the global financial crisis, the Brazilian real fell sharply against the US dollar (reaching R$ 2.3370 per US$ 1.00 on December 31st, 2008, after reaching R$ 2.5000 on December 5th, 2008). In 2009, the real was again appreciating against the dollar (reaching R$ 1.7412 per US$ 1.00 at the end of the year). In 2010, the real continued its appreciation against the dollar (reaching R$ 1.6662 per US$ 1.00 at the end of the year). Macroeconomic fundamentals and the current global situation (abundant liquidity, high appetite for risk and rising commodity prices) suggest that the vector of currency appreciation is still present.

When the Brazilian currency is devalued or depreciates, Bradesco incur losses on its liabilities denominated in foreign currencies, or indexed to them. For example, its long-term debt denominated in dollars, loans in foreign currencies and gains on monetary assets denominated in foreign currencies or indexed to them, since such liabilities and assets are converted into Brazilian reais. Therefore, if Bradesco's liabilities denominated in foreign currency, or indexed to it, significantly exceed its assets denominated in foreign currency or indexed to it, including any financial instruments used for hedging purposes, major depreciation or devaluation of the Brazilian currency could substantially and adversely affect its financial results and the market price of preferred shares, even though the value of its liabilities had not altered in their original currency. Furthermore, Bradesco's loans depend significantly on its ability to match the cost of dollar-indexed funds with rates charged to customers. Significant depreciation or depreciation may affect its ability to attract customers on these terms or to charge fees indexed in dollars.

On the other hand, when the Brazilian currency appreciates Bradesco sustains losses on monetary assets denominated in, or indexed, to foreign currencies such as the US dollar, and is affected by reductions in liabilities denominated in, or indexed to, foreign currencies since liabilities and assets are converted into Brazilian reais. Therefore, if Bradesco's monetary assets denominated in or indexed to foreign currency significantly exceed its liabilities denominated in or indexed to foreign currency, including any financial instruments used for hedging purposes, major appreciation of Brazil's currency could substantially and adversely affect its financial performance, even if the monetary value of such an asset remains unchanged in its original currency.

If Brazil experiences substantial inflation in the future, Bradesco's revenues and its ability to access foreign financial markets will be diminished.

In the past, Brazil has experienced extremely high rates of inflation. According to the Consumer Price Index -Domestic Availability (or IGP-DI), inflation rates in Brazil reached 9.11%, (1.44%) and 11.31% on December 31, 2008, 2009 and 2010 respectively. Inflation and government measures to curb inflation had significant negative impacts on the Brazilian economy. Government measures to curb inflation and public speculation in relation to possible government measures had a negative effect on the economy and added to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market, which may have a negative effect for Bradesco.

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4.1 – Description of risk factors

These measures have often included restrictive monetary policy with high interest rates, restricting availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. Increases in the rate of the Special Settlement and Custody System, known as the "SELIC" rate, and the benchmark interest rate set by the Brazilian Monetary Policy Committee, or "COPOM”, may negatively affect Bradesco by reducing demand for credit and raising funding costs, the cost of domestic debt, and the risk of customer default. SELIC rate reductions may also have a negative effect on Bradesco by reducing financial income, on interest-earning assets and reduced revenues and margins.

Future actions of the Brazilian government – including interest rate cuts, foreign exchange market interventions, or steps to adjust or fix the value of the Brazilian real – may lead to rising inflation. If Brazil undergoes fluctuating inflation rates, Bradesco's costs and net margins may be affected and if there is lack of investor confidence, prices of its securities may fall. Inflationary pressures may also affect its ability to access financial markets abroad and may lead to counter-inflationary policies that may have adverse effects on its business, financial situation, results from operations and market value of its preferred shares.

Alterations of the benchmark interest rate made by the Central Bank's monetary policy committee (COPOM) may substantially and adversely affect margins and results from Bradesco’s operations.

COPOM sets basic interest rates for the Brazilian banking system. Basic interest rates were 13.75%, 8.75% and 10.75% per annum on December 31, 2008, 2009 and 2010, respectively. Variations in the basic interest rate may substantially and adversely affect Bradesco's results from operations for these reasons:

  high basic interest rates raise Bradesco's domestic debt costs and may increase the probability of customer default; and
  low basic interest rates may reduce Bradesco's net financial income.

The monetary policy committee (COPOM) sets the benchmark interest rate to manage certain aspects of the Brazilian economy, including hedge capital reserves and flows. The basic interest rates set by COPOM or the frequency at which these rates are adjusted are not controlled.

Events and perception of risk in Brazil and in other countries, specially other emerging markets, may negatively affect the market value of Brazilian securities, including Bradesco's preferred shares.

The market value of securities issued by Brazilian companies is affected to varying degrees by economic and market conditions in other countries including other Latin American countries, and other emerging countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reaction to events in these countries can have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging countries may reduce investor appetite for securities from Brazilian issuers, including the ones issued by Bradesco, which might negatively affect the market value of its preferred shares.

The recent global financial crisis has had significant consequences worldwide, including in Brazil, such as volatility on capital markets, tight credit or non-availability of credit, higher interest rates, a slowdown in the global economy, volatile exchange rates, and inflationary pressures, among others that have directly or indirectly had, and will continue to have, negative impacts on Bradesco's business dealings, financial position, results from operations, the market value of securities of Brazilian issuers, including Bradesco, and its ability to finance its operations.

Risks related to Bradesco and the Brazilian banking sector

Bradesco may meet with higher levels of arrears in repayment of loans, as its loan portfolio matures.

Bradesco's loan portfolio has grown substantially since 2004, mainly due to Brazil's economic growth. Any corresponding increase in its level of borrowing taking an abnormal course may lead to a slower pace than the ratio

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4.1 – Description of risk factors

of growth of loans, since the latter are not normally repayable within a short period of their origination. Levels of non-performing loans are higher for Bradesco's personal than for its corporate customers.

The weakening of economic conditions in Brazil, which began in mid-2008, resulted in higher unemployment, which in turn led to increases in Bradesco's levels of non-performing loans, especially for personal customers’ portfolio. This trend towards higher levels of non-performing loans deteriorated in 2009. In 2010 there was an improvement in delinquency levels arising from the economic recovery in Brazil. However, if economic conditions in Brazil deteriorate, the issuer may be forced to increase its provision for loan losses in the future.

Rapid growth of loans may also reduce the ratio of non-performing loans compared to total loans, until the rate of growth slackens or the portfolio becomes more mature. Adverse economic conditions and a lower growth rate of Bradesco's loan portfolio may result in an increase in its provisions for loan losses, write-downs and non-performing loans as a proportion of total loans, which may have an adverse effect on its business dealings, financial condition and results from operations.

The increasingly competitive environment in banking and insurance in Brazil may adversely affect Bradesco's business prospects.

The Brazilian markets for financial, banking and insurance services are highly competitive. Bradesco faces significant competition from other large Brazilian and foreign banks and insurance companies, both public and private, in all the key segments of its operations. There has also been more consolidation of the Brazilian banking market. In November 2008, Banco Itaú S.A. (Banco Itaú), and Unibanco - União de Bancos Brasileiros S.A. (Unibanco), merged to form Banco Itaú Unibanco (Itaú Unibanco), thus creating an important presence in the market. At the end of 2010, Banco Itaú Unibanco was renamed Banco Itaú. In addition, Banco do Brasil S.A. (Banco do Brasil), also joined with Banco Nossa Caixa S.A. in November 2008 and entered into a strategic partnership agreement with Banco Votorantim S.A. (Banco Votorantim).

Banco Itaú entered into a partnership agreement with Porto Seguro Cia. de Seguros Gerais (Porto Seguro) in the automobile and residential insurance sector, to create a market leader in the auto insurance segment.

Moreover, Brazilian regulations create barriers to entry and make no distinction between foreign and Brazilian commercial and investment banks or between Brazilian and foreign insurance companies and insurers. Therefore the presence of foreign banks and insurance companies in Brazil, some of whom have more resources than Bradesco, has increased competitiveness in banking and insurance in general and also brought more competition in markets for specific products. Privatization of public (government controlled) banks has also made the Brazilian banking and other financial services markets more competitive.

A higher level of competition may adversely affect Bradesco's results and its potential business, and may among other factors:

  restrict the ability to build its customer base and expand our operations;
  reduce the profit margins on services and Bradesco’s products, insurance, leasing and other services and products; and
  lead to more competition for foreign investment opportunities.

Losses on investments in securities may have a significant impact on Bradesco's results from operations and are unpredictable.

The value of some of the investments in securities may be significantly reduced due to volatile financial markets and may vary over short periods. The amounts of these gains and losses, which are journalized as investments in securities are sold, or in certain circumstances in which they are marked to market or recognized at fair value, may

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4.1 – Description of risk factors

fluctuate substantially from one period to another. The extent of this fluctuation partly depends on market values of securities, which in turn may vary considerably, and on Bradesco’s policies for investment. It is not possible to predict the amount of gains or losses realized in a certain future period and Bradesco's management believes that variations from one period to another are of no practical value for the purposes of analysis. Additionally, any income from its investment portfolio may no longer contribute to its net income at the same levels as in recent periods, and Bradesco may no longer enjoy rising valuations such as those currently seen in its consolidated investment portfolio, or any portion of the corresponding increase in value.

May suffer losses associated with exposure to counterparties.

Bradesco is subject to the possibility of a counterparty not honouring its contractual obligations. Counterparties default may be due to bankruptcy, lack of liquidity, operational failure, or other reasons. This risk may arise, for example, with swaps or other derivatives in which counterparties have an obligation to repay or execute currencies or other trades that do not occur when required due to inability to make delivery or system failures affecting clearing agents, currency exchange, clearing houses or other financial intermediaries. This counterparty risk is higher in difficult markets where there is greater risk of counterparty failure.

Bradesco’s trading in derivatives and related transactions may cause substantial losses.

Bradesco is actively engaged in trading securities, and in buying fixed-income securities and equity shares, in particular, to sell them in the short-term with the aim of profiting from short-term price differentials. These investments may expose Bradesco to substantial financial losses in the future, since securities are subject to fluctuations in value and may lead to losses. In addition, Bradesco is present in derivatives transactions to manage its exposure to currency and interest-rate risk. The purpose of these derivative transactions is to protect Bradesco against increases or decreases in exchange rates or interest rates, but not in both cases. For example, Bradesco may buy derivatives to hedge against reductions in the rate of the Brazilian real or a lower interest rate; if the Brazilian real appreciates, or interest rates rise, the Bank may incur financial losses. Such losses could significantly and adversely affect Bradesco's cash flow and future results of operations.

The Brazilian government regulates operations of local financial institutions and insurance companies, and changes in existing regulations and laws or new laws or regulations may adversely affect Bradesco's operations and revenues.

Brazilian banks and insurance companies, including Bradesco's banking and insurance operations, are subject to extensive and ongoing regulatory supervision by the Brazilian government. Bradesco has no control over government regulation, which governs all aspects of the Bank's operations, including the imposition of:

  minimum capital requirements;
  compulsory deposits/reserves;
  requirements for investment in fixed assets;
  lending limits and other credit restrictions;
  accounting and statistical requirements;
  solvency margins;
  minimum coverage levels; and
  mandatory policies for provisioning.

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4.1 – Description of risk factors

The regulatory framework for banks and insurance companies in Brazil is constantly evolving. Existing laws and regulations may be altered, or the ways in which the laws and regulations are implemented or interpreted may change, and new laws and new regulations may be introduced. These changes may adversely affect Bradesco's operations and revenues.

The Brazilian government, in particular, has historically promulgated regulations affecting financial institutions in an attempt to implement its economic policies. These regulations aim to control the availability of credit and boost or lower consumption in Brazil. These changes may adversely affect Bradesco, since the returns it earns on compulsory deposits are less than those it would obtain from other investments.

Part of Bradesco's business currently not subject to government regulations may be regulated in the future. For example, various legislative proposals to regulate the credit card sector are now being discussed in Brazil's Congress. Some of these proposals aim to increase competitiveness in the sector and restrict tariffs charged by credit card companies. On November 25th, 2010, for example, the Central Bank issued new rules on tariff charges for financial institutions, and even set criteria for calculating minimum amounts to be paid on credit card invoices. New regulations affecting the credit card industry may have a material negative effect on Bradesco's revenues from credit card business. Such regulations and regulatory changes affecting other business dealings in which Bradesco is involved, including leasing and brokerage, may have a negative effect on its operations and revenues.

Most of Bradesco's common shares are owned by a shareholder whose interests may conflict with those of other investors.

On December 31, 2010, the Bradesco Foundation (Fundação Bradesco) directly or indirectly owned 51.06% of Bradesco's shares. Under the terms of the Bradesco Foundation's bylaws, all directors, members of the executive board, and department directors working in the Bradesco Group for over ten years are members of the Bradesco Foundation's governing body. The governing body does not have other members. Decisions on our policy in relation to acquisitions, disposals of equity investments, loans or other transactions taken by Fundação Bradesco may be contrary to the interests of holders of common shares and have a negative impact on the interests of holders of common shares.

Changes in regulations relating to reserve requirements and compulsory deposits and taxes may reduce operating margins.

The Central Bank has periodically altered the levels of compulsory deposits that financial institutions in Brazil are required to keep at the Central Bank. For example, in September 2008, the Central Bank revoked and changed various compulsory deposit requirements in an attempt to reduce the impact of the global financial crisis. In February 2010, after the recovery of the Brazilian and global economies in the second half of 2009, the Central Bank raised reserve requirements on time deposits and in June 2010 raised reserve requirements on demand deposits, and in December 2010 raised reserve requirements on time deposits and additional deposits. The Central Bank may raise reserve requirements and compulsory deposits in the future or may introduce new reserve requirements and compulsory deposits.

Compulsory deposits generally yield small return than other investments and deposits for the following reasons:

  part of compulsory deposits are non-interest bearing;
  part of compulsory deposits must be held in Brazilian government bonds;
  part of compulsory deposits must be used to finance the federal housing program, Brazil's agricultural sector, low-income customers and small businesses through what is known as a "microcredit program."

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4.1 – Description of risk factors

Reserve requirements have been used by the Central Bank to control liquidity as part of its monetary policy in the past, and Bradesco has no control over these requirements. Any increase in compulsory deposit requirements may reduce its ability to make loans and other investments and may thus negatively affect Bradesco.

Changes in taxes and other fiscal initiatives may adversely affect Bradesco.

The Brazilian government regularly changes tax regimes and takes other fiscal initiatives that affect Bradesco and its customers. The latter include changes in tax rates and occasionally temporary taxes, the proceeds from which are used for the government's purposes. The effects of these changes and other changes resulting from additional tax initiatives have not been, and cannot be quantified and there is no guarantee that these laws, once implemented, will not have a negative effect on Bradesco's business dealings. Furthermore, such changes may lead to uncertainties for the financial system, raise the cost of loans and contribute to an increase in the loan portfolio taking an abnormal course.

Brazil's Constitution set a ceiling for interest rates on loans, including interest rates on bank loans, and the impact of subsequent legislation containing regulations on this matter is uncertain.

The Brazilian constitution's Article 192, promulgated in 1988, set a 12% per annum cap for interest rates charged on bank loans. However, after promulgation of the constitution, this rate was not put into practice since the regulatory aspects for the cap were still pending. The interpretation that this ceiling has not yet come into force was recently confirmed by Binding Precedent No. 7, a final decision and binding precedent promulgated by Brazil's Supreme Court in 2008, confirming the court's previous view on this issue. Since 1988, several attempts have been made to adjust lending rates, particularly interest rates on bank loans, but none have been implemented or upheld by higher courts in Brazil.

On May 29, 2003, Constitutional Amendment No. 40 (locally known as EC 40/03) was enacted to repeal all paragraphs and subparagraphs of Article 192 of Brazil's constitution. This amendment allows the Brazilian financial system to be regulated by specific laws for each system sector rather than a single law for the system as a whole.

When the new Civil Code (or Law 10406, of January 10th, 2002) came into effect, unless parties to a loan had agreed to a different rate, the maximum interest rate was geared to the basic interest rate charged by Brazil's Treasury (Office of the National Treasury). This basic rate is now the SELIC rate, which stood at 10.75% per annum on December 31, 2010. However, there is some uncertainty as to whether this applicable base rate would be the SELIC rate or the 12.0% per annum interest rate stipulated in the Tax Code (Código Tributário Nacional Brasileiro).

The impacts of EC 40/03 and the determinations of the new Civil Code are uncertain at the moment, but any substantial increase or decrease in the interest rate may have a material effect on the financial conditions, results from operations or prospects of Brazilian financial institutions, including Bradesco.

Furthermore, some Brazilian courts have, in the past, issued rulings restricting interest rates on consumer financing transactions that are regarded as unfair or excessive in comparison with market practices. Future decisions by Brazilian courts, or changes in legislation and regulations restricting interest rates charged by financial institutions may have a negative effect on Bradesco's business.

Losses relating to insurance claims may vary from time to time and differences between losses on actual claims and underwriting assumptions and actuarial reserves may have an adverse effect on Bradesco.

Bradesco's results from operations depend significantly on the extent to which claims and loss event numbers are consistent with its actuarial assumptions used to evaluate obligations related to claims under current and future policies and to price its insurance products. Bradesco attempts to limit its liability and price its insurance products, based on expected payments of benefits calculated using several factors such as: assumptions for returns on investments, mortality and disability expenses, continuity and certain macroeconomic factors such as inflation and

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4.1 – Description of risk factors

interest rates. These assumptions may differ from past experience due to factors beyond Bradesco's control, such as natural disasters (floods, explosions and fires) or human disasters (riots, terrorist or gang attacks) or changes in rates of mortality and disability as a result of advances in medicine and increased longevity, among others. Therefore, Bradesco is unable to accurately determine the values that will ultimately be paid to settle these obligations, or when these payments will have to be made, or if the assets guaranteeing its insurance obligations, together with future premiums, will be sufficient to cover payments against these obligations. These values may vary in relation to estimates, especially when payments do not occur until the distant future, as is the case with some of Bradesco's life insurance products. To the extent that the actual experience of loss events and claims is less favourable than the underlying assumptions used to calculate obligations, Bradesco may be required to increase its reserves, which may adversely affect its cash flow.

If actual losses exceed reserves for the risks that have been underwritten, Bradesco could be adversely affected.

Bradesco's results from operations and financial condition depend on its ability to accurately assess actual losses associated with the risks that have been underwritten. Bradesco's current reserves are based on estimates that rely on available information and involve many factors, including experiences of recent losses, current economic conditions, internal risk ratings, actuarial and statistical projections of expected costs of settling future claims, such as estimates of future trends for the severity and frequency of claims, legal theories concerning liability, levels and/or time of receipt or payment of premiums and retirement, mortality and incapacity rates, continuity, among others. Consequently, calculating reserves is inherently uncertain and actual losses are often different from such estimates, sometimes by a substantial margin. Discrepancies occur for several reasons, for example: since Bradesco records its provisions for loan losses based on estimates, but provisions may not be sufficient to cover losses; there may be more numerous claims for loss events; or costs could be higher than estimated. If actual losses significantly exceed its reserves, Bradesco may be adversely affected.

Bradesco is jointly liable for customers' losses if its reinsurers fail to meet their obligations under reinsurance contracts.

Purchasing reinsurance does not exempt Bradesco from liability to its customers if a reinsurer fails to comply with its obligations under reinsurance contracts. Consequently, the reinsurer's insolvency or failure to make timely payments as described in the contracts could have an adverse effect on Bradesco, since the latter continues to be liable to its insured persons.

The strategy of marketing and expanding Internet Banking in Brazil may not be well received or may be more costly than profitable.

Bradesco has been aggressively insisting on using the Internet for banking and other customer services and expects to continue to do so. However, the market for our Internet products is evolving rapidly and becoming increasingly competitive. Whether this market will grow, and at what pace, is unforeseeable. Additionally, should Bradesco fail to effectively adapt to growth and new developments in the Internet and technology market, its business, competitiveness or results from operations could be adversely affected.

The Internet may not prove to be a viable retail market in Brazil for a number of reasons, including lack of acceptable security technology, potentially inadequate development of the required infrastructure, lack of marketing and development required for improved performance, or visible lack of customer trust in Bradesco's systems.

Reference Form – 2011 – BANCO BRADESCO S.A. Version: 1

4.2 – Comments on expected alterations of exposure to risk factors

No reduction or increase in the issuer's exposure is expected in relation to risks mentioned in Section 4.1.

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4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

In terms of assessing materiality, Bradesco has found that there are no cases that could materially damage its image or pose legal risks. Cases relating to this item were obtained from a materiality of R$ 280 million, which represents 0.5% of the issuer's capital base (R$ 56,146 million). Therefore, we selected cases whose financial impacts exceed this material amount. Any differences between the cases shown below and the values shown in Notes refer to processes that individually involve amounts below the level we consider material.

Bradesco is a party in judicial proceedings involving labor, civil-liability and tax claims arising in the normal course of its business.

Provisions were made taking into account: the opinion of legal advisors, the nature of the actions, similarity with previous cases, complexity and positioning of the courts, whenever loss is rated "probable".

Management believes that provision is sufficient to cover any losses arising from these cases.

Liabilities related to legal obligation currently in litigation is maintained until as case is conclusively won, which means favorable legal decisions that may no longer be appealed, or falls due to prescription.

Labor contingency

Currently we are defendants in labor proceedings or actions brought by former employees, claiming in particular "overtime payments”. In cases in which judicial deposit is required, the amount of the labor contingency is made presuming loss of these deposits. For the other cases, provision is based on the average value of payments made in cases judged in the last 12 months, considering the year the action was brought.

Time-clocks were introduced to control actual hours worked in 1992, and overtime is paid in the ordinary course of the employment contract. Therefore, labor claims brought after 1997 individually involve much smaller amounts.

On December 31, 2010, our provision for labor-claim related liabilities rated "probable" reached R$ 1,578,688 thousand.

There are no individually material cases based on the above-mentioned criterion.

Civil-liability contingency

We are a party in civil actions for claims involving compensation for moral damages and property damages, mostly relating to credit reports, returned (bounced) checks, reports in debtor database and compensating for inflation adjustments cancelled under government economic programs.

These actions are controlled individually through our computerized system and provisioned whenever loss is rated "probable", based on the opinions of legal advisors, the nature of actions, similarity with previous cases, complexity and positioning of the courts.

The cases involving credit reports, returned checks and debtor database entries do not normally amount to events capable of causing substantial impact on our financial results. Most of these actions involve the Special Civil Court (Juizado Especial Cível, or JEC), in which claims are limited to 40 times the minimum monthly wage.

Note the increase in the actions claiming inflation adjustments that were cancelled when balances in savings accounts were restated under economic programs introduced as part of Federal Government's economic policy to lower inflation rates in the past. Although the Bank complied with the legislation in force at the time, these cases are being provisioned in light of the actions notified so far and the corresponding perspective of loss analyzed from the point of view the current jurisprudence of the Higher Court of Justice (STJ).

Two points are worth noting in relation to cases involving economic plans: a) there is not substantial potential liability, since the right to bring new claims has been prescribed; b) awaiting a verdict from the Supreme Court (STF)

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4.3 – Non-confidential significant judicial, administrative or arbitration proceedings is action "APDF" 165 (pleading failure to fulfill fundamental precept) proposed by the National Financial System Confederation (CONSIF), which seeks to suspend all cases involving these plans now underway.

On December 31, 2010, our provision for liabilities relating to civil-law actions rated "probable" reached R$ 2,657,620 thousand.

There are no individually material cases based on the above-mentioned criterion.

Note that repetitive or related civil liability cases based on similar facts or causes, which are considered material as a whole, are listed in item 4.6.

Tax and social-insurance/pension contingencies

Bradesco has brought legal actions challenging the constitutionality of certain taxes and social contributions, which are fully provisioned despite good chances of success in the medium and long term, in the opinion of our legal advisors.

On December 31, 2010, our provision for tax and social security contingencies totaled R$ 9,091,558 thousand.

Based on our assessment of materiality, the cases shown below involve tax and social security issues and the chances of losing were rated "remote or possible":

a. court :	Federal
b. instance:	TRF 3rd Region - 6th Bench
c. date brought:	11/14/2005
Plaintiff: Special Delegate of Financial Institutions in Sao Paulo
d. parties to the proceedings:	Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved:	R$ 4,170,702,671.03
Judicial process in which plaintiff seeks to calculate and pay Cofins tax on effective revenue from October 2005, as per the concept stated in Article 2 of LC 70/91, thus challenging the unconstitutional broadening of the calculation base in paragraph 1 of
f. principal facts:	Article 3 of Law 9,718/98.
The demand to pay the values involved has been suspended by court ruling since the case began.
g. chance of losing	The prospect of losing the case is rated "possible". Provision was made because we
(probable, possible or remote)	believe this is a legal obligation
h. analysis of impact if case is lost:	If the case is lost, the amounts provisioned will be paid.
i. amount provisioned (if applicable)	R$ 4,170,702,671.03

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4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

a. court :	Federal
b. instance:	TRF 3rd Region - 6th Bench
c. date brought:	11/14/2005
d. parties to the proceedings:	Plaintiff: Special Delegate of Financial Institutions in Sao Paulo Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved:	R$ 343,723,876.02
f. principal facts:	Judicial process in which plaintiff seeks to calculate and pay Cofins tax on effective revenue from October 2005, as per the concept stated in Article 2 of LC 70/91, thus challenging the unconstitutional broadening of the calculation base in paragraph 1 of
Article 3 of Law 9,718/98.
The demand to pay the amounts involved has been suspended by the court's ruling since the case began.
g. chance of losing (probable, possible or remote)	The prospect of losing the case is rated "possible". Provision was made because we believe this is a legal obligation
h. analysis of impact if case is lost:	If the case is lost, the amounts provisioned will be paid.
i. amount provisioned, if applicable)	R$ 343,723,876.02

a. court :	Federal
b. instance:	TRF 3rd Region - 3th Bench
c. date brought:	12/14/2006
d. parties to the proceedings:	Plaintiff: Special Delegate of Financial Institutions in Sao Paulo
Defendant: Banco Bradesco S.A.’
e. sums, goods or rights involved:	R$ 345,857,352.00 (COFINS R$ 297,511,700.02)
f. principal facts:	Legal action brought January/2007: (i) recognize and declared that there should be no
COFINS and PIS contribution liability pursuant to Law 9718/98, thus preventing their being charged on revenues earned not covered by the invoicing concept (proceeds from goods sold and services delivered); and (iii), recognize the existence of unduly charged taxes, PIS (calculation base) and COFINS (calculation base and rate) with the resulting deferred tax assets and offset these amounts against pending taxes and contributions administered by the federal tax authority.
The demand to pay the amount involved has been suspended, partly due to deposit in court and partly due to ruling obtained in MC 2007.03.00.104038-1.
g. chance of losing (probable, possible or remote)	The prospect of losing the case is rated "possible". Provision was made because we believe this is a legal obligation
h. analysis of impact if case is lost:	If the case is lost, the amounts provisioned will be paid.
i. amount provisioned (if applicable)	R$ 345,857,352.00

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4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

a. court :	Administrative
b. instance:	First Instance - Federal Revenue Service Office Judgment -(local acronym DRJ)
c. date brought:	12/10/2010
d. parties to the proceedings:	Plaintiff: Federal Authority (Brazil's Federal Revenue).
Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved:	R$ 291,550,402.31
Administrative proceedings - Notification of assessment in relation to social security
f. principal facts:	contributions (INSS) charged on private pension fund contributions that the tax authorities classed as remuneration subject to this contribution and on values of transportation vouchers paid in cash.
The challenge is pending trial by the Brazilian Federal Revenue Office (local acronym
DRJ), and the demand for the amount involved is suspended.
R$ 219,082,587.34 – possible - INSS pension plans
g. chance of losing	R$ 52,482,057.49 - remote - lapsed INSS pension plans
(probable, possible or remote)	R$ 19,985,757.48 - remote - INSS transport voucher
R$ 291,550,402.31
If the proceedings at the administrative level end in a loss, the case will go to the courts,
h. analysis of impact if case is lost:	where the prospect of loss is also possible given the factual and legal grounds involved.
If the case is lost after any future legal proceedings, the amount involved will have to be paid, which will sensitize the period's earnings.
i. amount provisioned (if applicable)	There is no contingency provision since the prospect of losing the case is "probable".

a. court :	Brazilian Federal Revenue
b. instance:	Taxpayer Council
c. date brought:	9/27/2007
d. parties to the proceedings:	Plaintiff: Brazilian Federal Revenue
Defendant: Banco Saúde S/A
e. sums, goods or rights involved:	R$ 360,946,118.65 – Demand to pay suspended due to judicial deposit of full amount
Administrative proceedings - Originating from NFLD 37.107.894-6, issued to avoid lapse
f. principal facts:	of deferred tax assets challenged in court - INSS on individual taxpayers (Apr/2000 -
Sept/2006).
Amounts deposited in court
g. chance of losing (probable, possible or remote)	Remote
The amount of the assessment as notified has been deposited in full as part of the briefs
h. analysis of impact if case is lost:	for court case No.2000.51.01.006622-4 (writ of mandamus filed by Bradesco Saude S / A challenging the existence of a legal relationship that requires it to collect social security contributions on payments made to doctors / dentists). If the case is lost, these amounts will be paid and this will sensitize our earnings.
i. amount provisioned (if applicable )	None.

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4.3 – Non-confidential significant judicial, administrative or arbitration proceedings

a. court :	14th Federal Bench - Judicial Section of Rio de Janeiro
b. instance:	High Court of Justice
c. date brought:	4/10/2000
d. parties to the proceedings:	Plaintiff: Federal Authorities
Defendant: Banco Saúde
e. sums, goods or rights involved:	R$ 537,051,101.40 (deposited in court)
Judicial proceedings - writ of mandamus filed by Bradesco Saúde S/A challenging the
f. principal facts:	existence of the legal-tax relationship obliging it to withhold social security contributions on payments made to doctors / dentists
Amounts deposited in court
g. chance of losing (probable, possible or remote)	Remote
Deposit in court paid to Federal Revenue. Need to withhold social security contribution
h. analysis of impact if case is lost:	on payments made to doctors / dentists. If the case is lost, amounts provisioned will be paid.
i. amount provisioned (if applicable )	R$ 537,051,101.40

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4.4 – Non-confidential judicial, administrative or arbitration proceedings in which the other parties are officers, former officers, controlling shareholders, former controlling shareholders, or investors

We are not involved in any case covered by the conditions mentioned in item 4.4.

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4.5 – Significant confidential cases

We are not involved in any case covered by the conditions mentioned in item 4.5.

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4.6 – Repeated or related significant non-confidential judicial, administrative or arbitration proceedings, as a whole

Civil liability action in which customers who had amounts invested in savings accounts when government economic plans were introduced (“Bresser Plan”, “Summer Plan” and the “Collor Plan”) claim that they were adversely affected by altered indices used to adjust savings.

a. amounts involved: R$ 1,265,831,503.80 b. amount provisioned, if applicable: R$ 1,265,831,503.80 c. practice of the issuer or its subsidiary that gave rise to this contingency: Like all the other financial institutions, the issuer complied with legislative programs designed to control inflation in 1987, 1989 and 1999, which were known as the "Bresser Plan", "Summer Plan" and "Collor Plan" respectively.

These "plans" modified indices used for inflation adjustment of amounts in savings accounts. Now, some 20 years later, account holders alleging losses due to these alterations are asking the courts to order financial institutions to use the previous indices.

Individually none of these cases involve significant amounts.

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4.7 – Other material contingencies

There are no significant contingencies other than those covered in previous items.

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4.8 – Rules of the country of origin or country in which securities are custodied

Not applicable as Bradesco is not classed as a foreign issuer.

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5.1 – Description of principal market risks

Bradesco is exposed to market risks inherent to its business, such as currency risk and interest rate risk, since its role as financial intermediary involves borrowing and lending/financing using various types of indexers.

As good governance practice for its risk management, Bradesco has an ongoing process for managing its positions, which includes control of all positions exposed to market risk using measures consistent with best practices internationally and the New Capital Accord – Basel II. A unit working separately from the business units is tasked with monitoring and controlling market risk tolerance limits.

The proposed exposure limits are validated by specific business committees and submitted for approval by the Integrated Risk Management and Capital Allocation Committee, observing the limits set by the board of directors, depending on the objectives of positions, which are divided into the following portfolios: Trading Portfolio: consists of all transactions with financial instruments, including derivatives, held with the intention of trading or to hedge other trading portfolio assets, and not subject to restrictions on their tradability. Transaction held for trading are those intended for resale, to obtain arbitrage benefits from actual or expected prices.

Banking: transactions not classified in the Trading Portfolio. Consists of structural transactions derived from the Organization's different lines of business and its respective hedging transactions.

Market Risk Measurement Models

Market risk is measured and controlled using Value at Risk (VaR), Economic Value Equity (EVE), stress testing and sensitivity analysis, in addition to limits of management of results and financial exposure.

Trading Portfolio and Banking Portfolio Equity Risk

Although controlled separately, risks relating to the Trading and Banking portfolio equity positions are measured using the Delta-Normal VaR methodology for one-day horizons, with a confidence level of 99%, and volatility and correlation levels are calculated using statistical methods that give higher weightings to recent returns.

Trading portfolio risk is also controlled by stress testing to quantify the negative impact of economic shocks and events that are financially unfavorable for our positions. Analysis uses stress scenarios prepared by our Market Risk and Economic units, based on historical and prospective data for risk factors affecting Trading portfolio positions.

Banking Portfolio - Interest Rate Risk

Measurement and control of interest rate risk for the Banking portfolio uses EVE methodology, which measures economic impact on positions arising from scenarios prepared by our Economics units, which chart any positive or negative changes in yield curves affecting our investments and funding efforts.

EVE methodology consists of re-pricing the portfolio subject to interest-rate variation taking into account increases or decreases in the rates used for calculating present value and total tenor/expiration of assets and liabilities. On this basis, the portfolio's economic value is calculated for interest rates on the date of the analysis and for scenarios projected over a one-year horizon. Any difference between the values obtained for the portfolio will be the EVE, or interest-rate risk attributed to the portfolio.

Evolution of Exposure to Risk

This section shows the evolution of Trading portfolio's VaR and stress analysis. Finally, we show the data from sensitivity testing as per the criteria defined in CVM Instruction 475/08.

VaR Internal Model - Trading Portfolio

Total value at risk at the end of 2010 showed a slight increase compared to 2009, as shown in the table below:

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5.1 – Description of principal market risks

Risk Factors		R$ ‘000
	Dec 10	Dec 09
Fixed	16,510	10,351
IGP-M	1,556	289
IPCA	11,192	2,799
Forex Coupon	5,199	179
Foreign Currency	6,179	954
Equities	1,049	7,766
Sovereigns/Eurobonds and Treasuries	2,845	9,250
Other	5	24
Correlation/diversification effect	(21,674)	(11,556)
VaR at end-year	22,861	20,056

VaR at mid-year	14,549	92,172
VaR year low	5,288	16,588
VaR year high	32,096	417,290

Stress Analysis - Trading Portfolio

In order to estimate possible loss not covered by VaR, we make daily assessments of possible impacts on positions in stress scenarios. Taking into account the effect of diversification across risk factors, the estimated medium possibility of loss in stress situations would be R$ 276 million in December 2010, while estimated maximum loss would be R$ 521 million.

R$ ‘000	With Diversification		Without Diversification
	Dec 10	Dec 09	Dec 10	Dec 09
End year	232,218	399,537	404,383	631,700
Mid year	276,120	817,552	439,531	1,368,982
Year low	84,089	374,839	176,933	596,790
Year high	521,463	1,576,158	792,893	2,251,277

Sensitivity analysis

The Trading portfolio is also monitored by daily sensitivity analysis, which measures the effect of varying market curves and prices on our positions. In addition, we run a quarterly sensitivity analysis of our financial exposure (Trading and Banking portfolios) in compliance with CVM Instruction 475/08. However, note that the impacts of the Banking portfolio's financial exposure (particularly the interest rate and price indices factors) do not necessarily represent potential accounting losses for the Organization. This is because some Banking portfolio loans are financed by sight deposits and/or savings, which are natural hedges against any interest-rate fluctuations; interest-rate fluctuations do not have a material impact on our earnings, since securities are intended to be held to maturity.

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5.1 – Description of principal market risks

Period	Scenarios (1)	Trading and Banking Portfolios
		Risk Factors								R$ ‘000
		Interest Rate in BRL	Price Indices	Forex Coupon	Foreign Currency	Equities	Sovereigns/ Eurobonds and Treasuries	Other	Total without correlation	Total with correlation
	1	(4,559)	(11,338)	(76)	(3,061)	(16,610)	(383)	(10)	(36,037)	(24,371)
Dec 10	2	(1,333,759)	(1,440,641)	(5,223)	(76,533)	(415,241)	(7,411)	(246)	(3,279,054)	(2,721,192)
	3	(2,552,669)	(2,578,706)	(10,283)	(153,066)	(830,483)	(17,556)	(492)	(6,143,255)	(5,058,152)
	1	(3,983)	(7,437)	(95)	(337)	(12,251)	(1,083)	-	(25,186)	(16,960)
Dec 09	2	(901,254)	(1,052,419)	(2,949)	(8,434)	(306,264)	(54,670)	(14)	(2,326,004)	(1,810,669)
	3	(1,729,973)	(1,871,014)	(5,889)	(16,868)	(612,529)	(103,964)	(28)	(4,340,265)	(3,369,293)

Definition	Exposures subject to varying predetermi ned interest rates and interest- rate coupon	Exposures subject to varying price-index coupons	Exposure s subject to varying foreign- currency coupons	Exposures subject to currency rate variations	Exposures subject to share-price variations	Exposures subject to variations in the interest rate on securities traded on the international market	Exposures not covered by the previous definitions

(1) Net of tax effects

The sensitivity analysis shown below applies exclusively to the Trading portfolio and shows exposures that may have significant impacts on the Organization's results. Note that the results show impacts for each scenario in a static portfolio position. Given the dynamic nature of the market, these positions are continuously changing and do not necessarily reflect the position here stated. In addition, as mentioned previously, the Bank is continuously managing market risk, and constantly analyzing the market's dynamism to find ways of mitigating/minimizing associated risks in accordance with strategy determined by senior management. Therefore, in cases of signs of deterioration of a certain position, we take proactive initiatives to minimize possible negative impacts and maximize risk-return ratios for the Organization.

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5.1 – Description of principal market risks

Period	Scenarios (1)	Trading and Banking Portfolios
		Risk Factors								R$ ‘000
		Interest Rate in BRL	Price Indices	Forex Coupon	Foreign Currency	Equities	Sovereigns/ Eurobonds and Treasuries	Other	Total without correlation	Total with correlation
	1	(439)	(374)	(40)	(3,707)	(322)	(154)	0	(5,036)	(2,669)
	2	(130,396)	(55,064)	(3,924)	(92,673)	(8,054)	(4,570)	(1)	(294,682)	(155,665)
Dec 10	3	(251,911)	(106,444)	(7,650)	(185,345)	(16,109)	(8,927)	(1)	(576,387)	(301,866)
	1	(766)	(270)	(3)	(337)	(1,285)	(746)	-	(3,407)	(1,881)
	2	(170,612)	(39,565)	(141)	(8,434)	(32,126)	(18,661)	(14)	(269,553)	(205,907)
Dec 09	3	(336,518)	(77,676)	(279)	(16,868)	(64,252)	(36,375)	(28)	(531,996)	(406,008)

Definition		Exposures subject to varying predetermi ned interest rates and interest- rate coupon	Exposures subject to varying price-index coupons	Exposures subject to varying foreign- currency coupons	Exposures subject to currency rate variations	Exposure s subject to share- price variations	Exposures subject to variations in the interest rate on securities traded on the international market	Exposure s not covered by the previous definition s

(1) Net of tax effects

Sensitivity analyses were performed using scenarios prepared for the respective dates, in all cases using market information data for the periods and scenarios that would adversely affect our positions.

Scenario 1: Based on market information as of 12.31.2010 (BM&FBovespa, Anbima, etc.), shocks were applied for a 1 basis point interest rate hike and 1% price variation. For example: in the scenario applied to positions on 12.31.2010 with the dollar at R$ 1.68. For the interest-rate scenario, the one-year fixed rate applied to the positions was 12.05% p.a.

Scenario 2: 25% shocks were determined based on the market data of 12.31.2010. For example: for the scenario applied to positions on 12.31.2010, the dollar was at R$ 2.08. For the interest-rate scenario, the 1-year fixed rate applied to positions was 15.05% p.a. Scenarios for other risk factors also accounts for 25% shocks in their yield curves or prices.

Scenario 3: 50% shocks were determined based on the market data of 12.31.2010. For example: in the scenario applied to positions as of 12.31.2010, the dollar was quoted at R$ 2.49. For the interest-rate scenario, the 1-year fixed rate applied to positions was 18.06% p.a. The scenarios for the other risk factors also accounts for 50% shocks in their yield curves or prices.

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5.2 – Description of market risk management policy

a. risks for which hedging is sought

The Treasury Department is the only unit in the organization with a mandate to assume risks in the trading portfolio.
In addition, Treasury is responsible for decisions to mitigate risk in the financial conglomerate's commercial portfolio, which involves volatility, currency, liquidity, share price and interest rate risk.

All Organization’s exposures to market risk are admitted up to the limits established by the board of directors, which are reviewed at least annually.

b. asset protection strategy (hedging)

The Organization's Treasury has a hedging policy determining that its hedging transactions must necessarily cancel out or mitigate risks of mismatch in quantities, terms, currencies and indexes, and be within the limits of risk exposure approved by the board of directors.

c. instruments used for asset protection (hedging)

Given the characteristics of its business and its international operations, the Organization uses a number of financial instruments for hedging, including trading in securities issued by governments or private companies, as well as exchange-traded or OTC derivatives.

d. Parameters used for managing these risks

Proposed exposure limits are validated by specific business committees and submitted for approval by the Integrated Risk Management and Capital Allocation Committee, observing the limits set by the board of directors, depending on the objectives of positions, which are divided into the Trading and Banking books.

The Integrated Risk Control Department acts separately from business management to monitor compliance with limits set and produces management reports to control positions that are sent to business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

The following Trading Portfolio limits are monitored:

ü	Risk;
ü	Stress;
ü	Results;
ü	Financial exposure.

The following Banking book limits are monitored:

ü	Interest Rate Risk;
ü	Stock portfolio.

In addition to the above-mentioned limits, there are specific limits for each Treasury Department trader. e. whether issuer trades in financial instruments for purposes other than asset protection (hedging) and what these purposes are

As part of its proposal as a financial institution, the Organization meets customer demand for swaps, term and other transactions, as well as proprietary treasury trades within the limits of market risk exposure set by the board of directors. f. organizational structure for controlling risk management

The Organization aims to be aligned with international best practices in the market, local regulations and recommendations of the Basel Committee on Banking Supervision. Therefore it applied to the Central Bank of Brazil,

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5.2 – Description of market risk management policy

June 30, 2010, for authorization to use its own internal risk models for market risk measurement and capital allocation in compliance with the Bank's requirements and thus with those of the New Basel Capital Accord too.

The Integrated Risk Control Department's mission is to foster and facilitate control of the Organization's risk and capital allocation activities independently, consistently, and transparently on an integrated basis, and it has the responsibility to:

  Propose methods for measuring risks;
  Detect, calculate, and report risks;
  Control calculated risks in relation to limits set;
  Calculate capital allocation;
  Propose and decide policies and revisions, rules and procedures relating to market and liquidity risk management.

Macro-process for market risk management

Market risk is monitored by meetings of the Treasury's executive committees, and Market and Liquidity Risk management departments. In addition, monitoring is also carried out by the Integrated Risk Management and Capital Allocation Committee, which is also responsible for holding special meetings to review positions and situations in which maximum tolerance to risk exposure may be exceeded, thus prompting the Board to take measures and adopt strategies for validation as required.

The Integrated Risk Management and Capital Allocation Committee have the following responsibilities:

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5.2 – Description of market risk management policy

  ensure compliance with the Organization's risk management policies;
  ensure the efficacy of the risk management process in the ambit of the Organization;
  approve exposure limits for different types of risks in accordance with the overall limit set by the board of directors;
  validate and submit to the board of directors:

I - risk management related policies and guidelines;

II - proposed risk exposure tolerance limits on a global basis, segregated by category; and

III - results of reviews of risk management policies and structures as frequently as regulations require, or more so;

  report to the Board of Directors on risk positions in the ambit of the Organization, as well as any material alterations in relation to strategies adopted, the amount of capital to be allocated and the status of business continuity plans;
  be informed of internal and external audit reports pertaining to risk management and results relating to Independent Model Validation;
  regularly inform the board of directors of the Committee's activities; and
  review and propose to the Board of Directors updates to the Risk Management Executive Committee's rules and regulations when necessary.

Market and Liquidity Risk executive committee has the following responsibilities:

  ensure compliance with the Organization's Risk Management and Market Liquidity policies;
  ensure the efficacy of market and liquidity risk management processes in the ambit of the Organization;
  review and approve market and liquidity risk management related definitions, criteria and tools, as well as measure(s) to be taken in relation to methodologies, mathematical modeling, statistics and econometrics;
  evaluate and submit policy structure, roles, responsibilities and procedures of the dependencies involved in market and liquidity risk management for validation by Bradesco's Integrated Risk Management and Capital Allocation Committee, as well as reviews conducted annually or more often;
  validate results from backtesting models and other matters deemed pertinent;
  create conditions for reviews by the Independent Models Validation unit and by internal and independent auditors; and
  delegate responsibilities to technical committees involved in market and liquidity risk management.

Finally, the Treasury Executive Committee's responsibilities are:

  reporting and monitoring performance, behavior and risks of different portfolios and benchmarks maintained by the Organization, including liquidity reserves;
  defining Treasury's strategies to optimize results, based on analyzing political-economic scenarios locally and internationally;
  validating proposed risk exposure tolerance limits for Treasury to be submitted for approval by the Integrated Risk Management and Capital Allocation Committee ;

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5.2 – Description of market risk management policy

  validating proposed liquidity policy, which is subject to approval by the Integrated Risk Management and Capital Allocation Committee;
  holding special meetings to review positions and situations in which risk exposure and tolerance limits are exceeded; and
  discuss and decide in relation to new products traded on financial markets.

g. adequacy of operational structure and internal controls for verifying the effectiveness of policy adopted

The Organization has its specific Internal Controls and Compliance Department (locally DCIC) which is segregated from those running trading business and corporate risk management, and runs a unit focusing on internal controls and compliance. This department also has a unit tasked with independently validating models and gauging the adherence and adequacy of models used for risk management. Additionally, all the Organization's departments and companies have persons responsible for introducing, appraising and deploying controls, and applicable adherence tests.

There is also the General Inspection Department, which is responsible for the Organization's internal auditing.

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5.3 – Significant alterations in principal market risks

In relation to risk management policy, an annual review is conducted by the Board of Directors, and it has not been materially altered in the period.

As shown in item 5.1, there were no alterations in means used for mitigating risks, thus upholding the institution's conservative profile. The bank's risk levels have historically been related to the yield curve of both nominal and real interest rates.

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5.4 – Other material information

Bradesco forwards daily reports to the Central Bank showing the market risk of its trading portfolio, with its exposures to foreign currency and commodities. In this case, the reported risk is calculated based on the standard model established by the Central Bank and is used to measure the regulatory capital the Organization must hold to support risks involved in its activities. Therefore, like other financial institutions, the Bradesco Organization operates in accordance with Central Bank rules, and its risks are subject to the Basel index, which determines an institution's maximum leverage depending on its reference equity.

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6.1/6.2/6.4 – Incorporation of issuer, duration and date of registration with the Brazilian Securities and Exchange Commission CVM

Issuer's incorporation date	01/05/1943
Issuer 's corporate format	Privately held business corporation, incorporated as a commercial bank.
Country of incorporation	Brazil
Duration	Indefinite
CVM registration date	07/20/1977

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.3 – Brief history

Banco Bradesco S.A. was founded in 1943 as a commercial bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we embarked on a period of intensive growth to become the largest private-sector commercial bank in Brazil by the late 1960s. We expanded our activities all over Brazil in the 1970s, and gained new urban and rural markets.

On 12.29.1988, as authorized by the Central Bank of Brazil, the Company was reorganized as a multiple bank with the incorporation of Bradesco S.A. Crédito Imobiliário, in order to operate commercial and real estate portfolios, and the business name was altered to Bradesco S.A. – Banco Comercial e de Crédito Imobiliário and on 01.13.1989, it was again changed to Banco Bradesco S.A., as the current name of Banco Brasileiro de Descontos S.A.

On 09.25.1989, the company known as Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos altered its business name and its business purpose, which led to the Central Bank of Brazil canceling its authorization to operate as a financial institution, and its Credit, Financing and Investment Portfolio was then constituted.

On 11.04.1992, Banco Bradesco de Investimento S.A. (BBI) was taken over by Bradesco, and the investment portfolio constituted.

We are one of Brazil's largest private-sector banks in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad for individuals, and small and medium businesses in Brazil, major corporate customers, and local and international institutions. Our network of branches and services is more extensive than any other private sector bank in Brazil and serves the entire country, which enables us to cover a diversified customer base. Our products and services include banking transactions such as: making loans and accepting deposits, issuing credit cards, managing groups of consumers buying durables by installment (known locally as "consortiums"), insurance, certificated savings plans with prize draws, leasing, collection and payment processing, private pension plans, asset management, and broker and dealer services for financial securities.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

2008

a.	event
Acquisition of Corporate Control of Mediservice – Administradora de Planos de Saúde Ltda.
b.	principal conditions of the deal
date: 01.21.2008
price: R$ 84.9 million
payment: on 02.22.2008
pending approval by regulators: no
effects of the decision on the transaction: important strategic step for Organização Bradesco, enabling the Bradesco insurance and pensions business (Grupo Bradesco de Seguros e Previdência) to expand its customer base in a highly competitive segment and supplement its market positioning in the market of healthcare plans for groups of employees.
c.	companies involved
Organização Bradesco (via Bradesco Seguros), Marsh Corretora de Seguros Ltda. (controller of Mediservice) and Mediservice.
d.	effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management
There was no effect on Bradesco's share ownership structure.
e.	corporate structure before and after the transaction
Not applicable.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

a.	event
Acquisition, by the controllers of Bradesco, of the interest of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) in Bradesco and sale/ transfer by controllers, on the same date, of part of the shares thus acquired to Banco Espírito Santo, S.A. (BES)
b.	principal conditions of the deal
date of acquisition of lot held by BBVA: 04.11.2008
acquisition price: R$ 2 billion
date of partial sale/ transfer of the lot acquired: 04.11.2010 price of transfer/ sale of partial lot: R$ 685 million
pending approval by regulators: no
details of the transaction: (i) exercise by the controllers of Bradesco (Cidade de Deus – Companhia Comercial de Participações and Fundação Bradesco), of the obligation to purchase Bradesco nominative common shares held by BBVA corresponding to 5.01% of Bradesco's common share capital; (ii) on the same date (04.11.2008) Bradesco's controlling shareholders sold part of the shares acquired from BBVA to Banco Espírito Santo, S.A., equivalent to 1.5% of Bradesco's voting capital, for the amount of R$ 685.8 million. The acquisition decision arose from BBVA exercising its put option in relation to Cidade de Deus and Fundação Bradesco. The sale/ transfer of part of the shares acquired to BES arose from BES's objective of augmenting its holding in Bradesco's capital. This led to the termination of the Bradesco Shareholders' Agreement signed on 06.09.2003 between Cidade de Deus, Fundação Bradesco and BBVA.
c.	companies involved
Cidade de Deus and Fundação Bradesco (indirectly – NCF Participações S.A.), BBVA and BES.
d.	effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management
On this occasion, the joint interest of controllers Cidade de Deus and Fundação Bradesco (including through NCF) in Bradesco's common share capital increased from 64.66% to 68.17%. The portion of common stock held by BES increased from 5.64% to 7.14%.
e.	corporate structure before and after the transaction

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

Banco Bilbao Vizcaya - sells its holding to NCF and the latter sells approximately 1.5% to BES

Shareholders	Before			After
	%ON	%PN	%Total	%ON	%PN	%Total
Cidade de Deus Cia. Cial. Participações	48.22%	0.02%	24.12%	48.22%	0.02%	24.12%
Fundação Bradesco	16.42%	1.56%	8.99%	16.42%	1.56%	8.99%
NCF Participações S.A.	0.03%	0.06%	0.05%	3.54%	0.06%	1.80%
Total controllers	64.66%	1.64%	33.15%	68.17%	1.64%	34.91%

Banco Bilbao Vizcaya Argentina S.A.	5.01%	0.00%	2.50%	0.00%	0.00%	0.00%
Grupo BES	5.64%	0.01%	2.83%	7.14%	0.01%	3.58%
Other	24.68%	98.35%	61.51%	24.68%	98.35%	61.51%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

a.	event
Acquisition of Corporate Control of Ágora Holdings, holder of the controlling block of Ágora Corretora de Títulos e Valores Mobiliários S.A.
b.	principal conditions of the deal
date of commitment to acquisition by merging shares: 03.06.2008 date of payment (takeover of stock): 09.17.2008 price: R$ 907 million form of payment: attribution of Banco Bradesco BBI S.A. shares to Ágora Holdings shareholders, representing at the time approximately 8% of BBI's share capital. pending approval by regulators: no effects of the decision on the transaction: enable Bradesco to take over leadership of a segment characterized by high growth rates.
c.	companies involved
Organização Bradesco, Ágora Holdings S.A. and Ágora Corretora de Títulos e Valores Mobiliários S.A.
d.	effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management
There was no effect on Bradesco's share ownership structure. As a result of this transaction, former Ágora shareholders became owners of 7.78% of Banco BBI's common and total share capital. Currently, these shareholders hold less than 2% of BBI's capital, and Bradesco, the controlling shareholder, holds 98.35% of BBI's capital.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

e. corporate structure before and after the transaction

Not applicable.

a. event

Sale/ transfer of Equity Interest – Visa Inc. (USA)

b. principal conditions of the deal

date: 03.19.2008 amount: R$ 352 million details of the transaction: partial disposal of Bradesco's holding in the capital of Visa Inc. in the process relating to the Initial Public Offering (IPO) in the United States of America pending approval by regulators: no

c. companies involved

Organização Bradesco and Visa Inc.

d. effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure. e. corporate structure before and after the transaction Not applicable.

a. event

Operational Alliance between Bradesco and Tokyo-Mitsubishi UFJ

b. principal conditions of the deal

date: 08.18.2008 details of the transaction: Bram – Bradesco Asset Management S.A. DTVM (BRAM) and Mitsubishi UFJ Asset Management Co. Ltd. (MUAM) signed a cooperation agreement for investment fund management and distribution. pending approval by regulators: no effects of the decision on the transaction: enable Japanese investors to access Brazilian assets through the distribution network of Mitsubishi UFJ Financial Group.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

c.	companies involved
Organização Bradesco and The Bank of Tokyo-Mitsubishi UFJ
d.	effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management
There was no effect on Bradesco's share ownership structure.
e.	corporate structure before and after the transaction
Not applicable.

2009

a.	event
Acquisition of Banco ibi and partnership with C&A
b.	principal conditions of the deal
date of commitment to acquisition by merging shares: 06.04.2009 date of payment (takeover of stock): 10.29.2009 price: R$ 1.4 billion form of payment: delivery to Banco ibi S.A. shareholders of Bradesco shares. details of the transaction: part of the deal was the Partnership Agreement with C&A Modas Ltda., for a period of twenty years to jointly market financial products and services exclusively through C&A's chain of retail outlets. pending approval by regulators: no effects of the decision on the transaction: enable Bradesco to expand and strengthen its transactions involving financial products and services, especially credit cards, building up customer relationships in a segment characterized by very high growth rates.
c.	companies involved
Organização Bradesco, Banco ibi S.A. – Banco Múltiplo and C&A Modas Ltda.
d.	effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management
There were no material effects on Bradesco's share ownership structure, as shown in item “e” below.
e.	corporate structure before and after the transaction

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

Absorption of shares of Ibi Participações for it to become a wholly owned subsidiary of Banco Bradesco

Shareholders	Before			After
	%ON	%PN	%Total	%ON	%PN	%Total
Cidade de Deus Cia. Cial. Participações	49.09%	0.02%	24.56%	48.37%	0.02%	24.20%
Fundação Bradesco	17.29%	1.01%	9.15%	17.04%	0.99%	9.02%
NCF Participações S.A.	1.92%	0.00%	0.96%	1.89%	0.00%	0.95%
Total Controllers	68.31%	1.03%	34.66%	67.30%	1.02%	34.16%
Grupo BES	7.10%	0.00%	3.55%	7.00%	0.00%	3.50%
Other	24.59%	98.96%	61.78%	25.70%	98.98%	62.34%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

a.	event
Partial sale of the Organização Bradesco holding in the share capital of Companhia Brasileira de Meios de Pagamento (VisaNet Brasil)
b.	principal conditions of the deal
date of initial offer: 07.03.2009 total value (including sale of supplementary lot): R$ 2.4 billion details of the transaction: sale of shares as part of the Public Offering of Common Shares issued by VisaNet Brazil. pending approval by regulators: no
c.	companies involved
Organização Bradesco and VisaNet Brasil
d.	effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management
There was no effect on Bradesco's share ownership structure.
e.	corporate structure before and after the transaction
Not applicable.

a.	event
Association between Bradesco Dental and OdontoPrev S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

b.	principal conditions of the deal
date of association: 10.18.2009 agreement reached: Organização Bradesco (Bradesco Saúde) gained shares representing 43.50% of OdontoPrev's total capital and OdontoPrev shareholders acquired the remaining 56.50% of OdontoPrev's total capital. pending approval by regulators: no effects of the decision on the transaction: integration of activities developed by OdontoPrev and Bradesco Dental in the dental plan business, providing economies of scale and synergy.
c.	companies involved
Organização Bradesco S.A. and OdontoPrev S.A.
d.	effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management
There was no effect on Bradesco's share ownership structure.
e.	corporate structure before and after the transaction
Not applicable.

2010

a.	event
Bradesco acquires shareholder control of Ibi México and signs partnership agreement with C&A México
b.	principal conditions of the deal
date of commitment to acquisition: 01.21.2010 date of conclusion of transaction: 06.02.2010 price: 2.104.0 million Mexican pesos, equivalent to approximately R$ 297.6 million. details of the transaction: acquisition by Bradesco of entire share capital Ibi Services S. de R. L. México (Ibi México) and RFS Human Management S. de R.L. pending approval by regulators: no effects of the decision on the transaction: partnership agreement signed with C&A México S. de R.L. (C&A México) for a period of twenty years, for exclusive rights to market products and services through C&A México chain stores.
c.	companies involved
Banco Bradesco S.A., Ibi Services S. de R. L. México (Ibi México), and RFS Human Management S. de R.L.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

d.	effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management
There was no effect on Bradesco's share ownership structure.
e.	corporate structure before and after the transaction
Not applicable.

a.	event
Bradesco signs memorandum of understanding with BB and Santander consolidating operations of their respective networks of external self-service terminals
b.	principal conditions of the deal
date: 02.11.2010 details of the transaction: signed memorandum of understanding for the purpose of facilitating consolidation of operations of the networks of external self-service terminals (" ATMs outside branches). pending approval by regulators: no effects of the decision on the transaction: the banks' customers may access approximately 11,000 external ATMs, therefore enjoying significantly more network availability and capillarity, with efficiency gains in relation to the current method of individual use of their ATM networks.
c.	companies involved
Banco Bradesco S.A., Banco do Brasil S.A. and Banco Santander (Brasil) S.A.
d.	effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management
There was no effect on Bradesco's share ownership structure.
e.	corporate structure before and after the transaction
Not applicable.

a.	event
Bradesco acquires part of the shares of Cielo and CBSS owned by Santander Spain
b.	principal conditions of the deal date of commitment to acquisition: 04.23.2010

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies date of the transaction conclusion: 07.13.2010 details of the transaction: acquisition of part of the shares held by Santander Spain in the following companies:· Cielo S.A. (Cielo), corresponding to 2.09% of share capital, for the amount of R$431.7 million; and· Companhia Brasileira de Soluções e Serviços – CBSS, corresponding to 10.67% of share capital for the value of R$ 141.4 million. pending approval by regulators: no effects of the decision on the transaction: Bradesco's holding in Cielo rose from 26.56% to 28.65%, and Bradesco holding in CBSS rose from 34.33% to 45.00%.

c. companies involved

Banco Bradesco S.A., Cielo S.A., Companhia Brasileira de Soluções e Serviços - CBSS and Grupo Santander Espanha.

d. effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

     There was no effect on Bradesco's share ownership structure.

e. corporate structure before and after the transaction

Not applicable.

a.	event
Bradesco, Banco do Brasil, and Caixa Econômica Federal sign memorandum of understanding to the Brazilian card flag Elo and undertake new business with prepaid cards
b.	principal conditions of the deal
of non-binding commitment between Bradesco and BB: 04.27.2010 of commitment between Bradesco, BB and CEF: 08.09.2010
of transaction with Banco do Brasil on 04.27.2010: Bradesco and Banco do Brasil signed a memorandum understanding to develop a business model in order to:
join part of their card operations;
launch a Brazilian credit, debit and prepaid card flag for account holders and non-account holders;
jointly format new business for private label cards (cards offered to non-account holder customers via retail partners);
set up a company to sell cards to certain groups of non-account holder customers; and
transfer interests in CBSS S.A. held by both institutions and their subsidiaries, to a company to be created.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies detail of transaction with Caixa Econômica Federal, 08.09.201: Bradesco, together with Banco do Brasil S.A., signed a memorandum of understanding with Caixa Econômica Federal (Caixa) in relation to:· Caixa's participation in the company to be set up, which will manage Brazilian flag Elo's credit, debit and prepaid cards for both account-holder customers of the respective banks and non-account holders;· assess the possibility of developing new business for prepaid cards by setting up a means-of-payment company or using existing companies aligned with this business.

A binding commitment between Banco Bradesco S.A. and Banco do Brasil S.A. was signed on 03.15.2011 detail of transaction with Banco do Brasil: moving forward from the memorandum of understanding signed on 04.27.2010, Bradesco signed a new binding memo with Banco do Brasil to develop and integrate joint business by setting up a business holding company ("Elo Participações") to launch the Elo flag.

Elo Participações will be 50.01% owned by Bradesco and 49.99% by Banco do Brasil and cover certain business related to electronic payments, which include:· Elo Serviços S.A., owner and manager of Elo flag credit cards, debit and prepaid cards;· Integration of Companhia Brasileira de Soluções e Serviços – CBSS, directly and indirectly to the business of Elo Participações;· Sale to CBSS of 100% of shares held by Bradesco and/or its affiliates in IBI Promotora de Vendas Ltda., of the customer base and business related to this sales channel for the amount of R$ 419 million. This transaction is subject to : (i) the parties holding negotiations to sign definitive documents; and (ii) compliance with applicable legislation;· Sale to CBSS of 100% of the shares held by Bradesco and/or its affiliates in the company Fidelity Processadora e Serviços S.A. - FPS, which represent 49% of the share capital of FPS, for the amount of R$ 557.9 million, of which R$ 328.9 million as performance payment.

Bradesco together with Banco do Brasil has reached the stage of final talks with Caixa Econômica Federal to integrate the latter to the launch of Elo flag cards. pending approval by regulators: pending approval by competition agency CADE effects of the decision on the transaction: the new nationwide Elo flag for credit, debit and prepaid cards for both account holders and non-account holders.

c. companies involved

Banco Bradesco S.A., Banco do Brasil S.A. and Caixa Econômica Federal.

d. effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

There was no effect on Bradesco's share ownership structure.

e. corporate structure before and after the transaction

Not applicable.

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

a.	event
Bradesco Seguros, ZNT Empreendimentos and Odontoprev signed a non-binding memorandum of understanding to set up a strategic alliance for the development and marketing of dental health products.
b.	principal conditions of the deal
date: 08.19.2010 details of the transaction: Odontoprev S.A. and its controllers Bradesco Seguros S.A. and ZNT Empreendimentos, Comércio e Participações Ltda., signed with BB Seguros Participações S.A., a memorandum of understanding to form a strategic alliance for the development and marketing of dental health products. pending approval by regulators: no effects of the decision on the transaction: setting up a new company with of 75% of total capital (49.99% of voting and 100% of preferred capital) from BB Seguros and 25% of total capital (50.01% of voting capital) from Odontoprev. BB Insurance will take part indirectly with up to 10% of the total capital of Odontoprev through a holding company to be formed between BB Seguros, Bradesco and ZNT.
As a result of this transaction, the availability of Banco do Brasil S.A.'s distribution channels on an exclusive basis will be assured for Odontoprev to market dental health products under the terms of the the strategic partnership, for a period of 10 years, including dental plans for Banco do Brasil S.A. employees and their dependents.
c.	companies involved
Banco Bradesco S.A., Bradesco Seguros S.A., BB Seguros Participações S.A., ZNT Empreendimentos, Comércio e Participações Ltda. and OdontoPrev S.A.
d.	effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management
There was no effect on Bradesco's share ownership structure.
e.	corporate structure before and after the transaction
Not applicable.

a.	event
Bradesco signs an agreement with CPM Braxis and other shareholders of the latter to transfer its controlling interest to Capgemini.
b.	principal conditions of the deal
date: 09.02.2010

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies details of the transaction: Bradesco, together with its subsidiary CPM Braxis S.A. and its other shareholders, signed an agreement with Capgemini SA through which Capgemini acquired 55% of CPM Braxis stock and became its controlling shareholder. pending approval by regulators: pending approval by competition agency CADE effects of the decision on the transaction: with the conclusion of the transaction, Bradesco sold 35% of its interest in CPM Braxis for the amount of approximately R$ 104 million, and continued to hold 20% of its total capital.

c.	companies involved
Banco Bradesco S.A., CPM Braxis and Capgemini S.A.
d.	effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management
There was no effect on Bradesco's share ownership structure.
e.	corporate structure before and after the transaction
Not applicable.

2011

a.	event
Bradesco acquires CBSS shares
b.	principal conditions of the deal:
date: 01.24.2011 details of the transaction: Bradesco acquired shares in Companhia Brasileira de Soluções e Serviços - CBSS held by Visa International Service Association corresponding to 5.01% of the share capital of CBSS, for the amount of R $ 85.8 million. pending approval by regulators: pending approval by competition agency CADE effects of the decision on the transaction: Bradesco raised its holding from 45% to 50.01%, thus strengthening its interest in the capital of companies operating in the card market.
c.	companies involved
Banco Bradesco S.A., Companhia Brasileira de Soluções e Serviços – CBSS, and Visa Internacional Service Association
d.	effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's management

Reference Form – 2011 – BANCO BRADESCO S.A.	Version: 1

6.5 – Principal corporate events occurring in issuer, subsidiaries or affiliated companies

There was no effect on Bradesco's share ownership structure.
e.	corporate structure before and after the transaction
Not applicable.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

6.6 – Information on any filing for bankruptcy based on material value or judicial or extrajudicial recovery

There is not and there has not been any event of this nature related to the Company.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

6.7 – Other material information

There is no further information that we believe to be significant.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

7.1 – Description of the business of the issuer and its subsidiaries

We are currently one of the largest private sector banks (non government controlled) in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid sized and small companies and major local and international corporations and institutions. We have the most extensive private sector branch and service network in Brazil, allowing us to reach a diverse client base. Our products and services encompass banking operations such as loans and deposit taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

Bradesco is a multiple service bank in compliance with the terms of Brazilian banking regulations, operating in two main segments: banking and insurance. The banking segment includes a number of areas in the banking sector, serving individual and corporate customers, investment banking activities by national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans as well as certificated savings plans.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loan operations, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate customers include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, leasing and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally registered with the “BM&FBovespa” (Sao Paulo Stock Exchange) and subsequently with the “NYSE” (New York Stock Exchange).

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

7.2 – Information on operational segments

a. products and services marketed

We operate through two principal operating segments: (i) the banking segment and (ii) the insurance, pension plans and certificated savings plan segment. The following diagram shows the main elements of the business segments:

Banking

Bradesco has a diverse client base that includes individuals and small, midsized and large companies in Brazil. Historically, we have cultivated a stronger presence among the broadest segment of the Brazilian market, middle-and low-income individuals.

Bradesco has a segmented customer base and offers the following range of banking products and services in order to meet the needs of each segment:

  deposit-taking, including checking accounts, savings accounts and time deposits;
  loans (individuals and companies, real estate financing, microcredit, onlending BNDES funds, rural credit, leasing, among others);

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

7.2 – Information on operational segments

  credit cards, debit cards and pre-paid cards;
  management of receipts and payments;
  asset management;
  services related to capital markets and investment banking activities;
  intermediation and trading services;
  custody, depositary and controllership services;
  international banking services; and
  purchasing consortiums.

Insurance, private pension plans and certificated savings plans

We offer insurance products through a number of different entities, which we refer to collectively as Grupo Bradesco de Seguros e Previdência. Grupo Bradesco de Seguros e Previdência is the largest insurer group in Brazil by total revenues and technical provisions, according to data published by SUSEP and ANS. The group provides a wide range of insurance products for both individuals and corporate clients. Products include health, life, personal accident, automobile and other assets.

According to the annual publication of Fundacion Mapfre in Spain, Grupo Bradesco de Seguros e Previdência was the largest insurance and pension plan group in Latin America in 2009.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

7.2 – Information on operational segments

b. the segment's revenue and its share of the issuer's net revenues

Composition of Net Income 2010	R$ million
	Banking (1) (2)	Insurance, private pension plans and certificated savings plans	Other operations, adjustments and eliminations (4)	Total

Interest and similar income	56,309	8,907	(1,444)	63,772
Fee and commission income	10,451	975	(2,004)	9,421
Premiums retained from insurance and pension plans	-	27,994	-	27,994
Equity in the earnings of associates	324	148	105	577
Other operating income	1,369	718	(59)	2,029
Contribution to Cofins	(1,705)	(337)	(29)	(2,072)
Tax on Services (ISS)	(325)	-	(19)	(344)
Contribution to PIS	(283)	(53)	(6)	(343)

TOTAL	66,139	38,353	(3,457)	101,035

b) Participation in Net Income	65.5%	38.0%	-3.4%	100.0%

Composition of Net Income 2010	R$ million
	Banking (1) (2)	Insurance, private pension plans and certificated savings plans	Other operations, adjustments and eliminations (4)	Total

Interest and similar income	48,141	7,430	(405)	55,165
Fee and commission income	8,889	861	(1,883)	7,867
Premiums retained from insurance and pension plans	-	24,119	-	24,119
Equity in the earnings of associates	514	214	1	729
Other operating income	1,495	772	(55)	2,212
Contribution to Cofins	(1,431)	(269)	(27)	(1,728)
Tax on Services (ISS)	(297)	-	(16)	(313)
Contribution to PIS	(270)	(43)	(6)	(319)

TOTAL	57,040	33,083	(2,392)	87,732

b) Participation in Net Income	65.0%	37.7%	-2.7%	100.0%

(1) The “Financial” segment comprises: financial institutions; holding companies (w hich are mainly responsible for managing financial resources); as w ell as credit card and asset management companies;
(2) The balances of equity accounts, income and expenses among companies from the same segment are being eliminated;
(3) The “Insurance Group” segment comprises insurance, private pension plans and savings bonds companies; and
(4) Amounts eliminated among companies from different segments, as w ell as operations carried out in Brazil and abroad.

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c. profit or loss resulting from the segment and its share of the issuer's net income

Consolidated Statement of Income 2010	R$ million
	Banking (1) (2)	Insurance, private pension plans and certificated savings plans	Other operations, adjustments and eliminations (4)	Total
Net interest income	28,224	2,824	1,724	32,771
Net fee and commission income	10,451	975	(2,031)	9,395
Net gains/(losses) on financial instruments classified for trading	906	(1.1)	1,307	2,213
Net gains/(losses) on financial instruments classified as available for sale	98	419	238	754
Net gains/(losses) of foreign exchange operations	337	-	(1,020)	(683)
Income from insurance and pension plans	-	2,554	23	2,578
Impairment of loans and advances	(6,355)	-	599	(5,756)
Personnel expenses	(7,944)	(763)	(87)	(8,794)
Other administrative expenses	(9,019)	(1,046)	304	(9,761)
Depreciation and amortization	(1,539)	(1)	(426)	(1,966)
Other operating income/(expenses)	(6,112)	(354)	463	(6,003)
Operating income	9,047	4,606	1,094	14,747
Equity in the earnings of associates	324	148	105	577
income before taxes and participation of non-controlling shareholders	9,371	4,755	1,199	15,324
Income and social contribution taxes	(2,416)	(1,772)	(1,084)	(5,272)
Net income for the year	6,955	2,983	115	10,052
Chargeable to controlling shareholders	6,944	2,913	83	9,940
Chargeable to non-controlling shareholders	11	70	32	113

c) Participation in Net Income	69.2%	29.7%	1.1%	100.0%

Consolidated Statement of Income 2010	R$ million
	Banking (1) (2)	Insurance, private pension plans and certificated savings plans	Other operations, adjustments and eliminations (4)	Total
Net interest income	23,992	2,301	898	27,191
Net fee and commission income	8,889	861	(1,902)	7,847
Net gains/(losses) on financial instruments classified for trading	2,702	(3.6)	3,286	5,984
Net gains/(losses) on financial instruments classified as available for sale	75	619	64	757
Net gains/(losses) of foreign exchange operations	1,339	-	(2,237)	(898)
Income from insurance and pension plans	-	1,789	(11)	1,778
Impairment of loans and advances	(11,236)	-	426	(10,810)
Personnel expenses	(6,860)	(532)	57	(7,334)
Other administrative expenses	(7,649)	(765)	276	(8,138)
Depreciation and amortization	(1,270)	(49)	(197)	(1,517)
Other operating income/(expenses)	(2,934)	(230)	139	(3,025)
Operating income	7,047	3,991	798	11,836
Equity in the earnings of associates	514	214	0.7	729
income before taxes and participation of non-controlling shareholders	7,561	4,205	799	12,565
Income and social contribution taxes	(2,320)	(1,463)	(482)	(4,264)
Net income for the year	5,241	2,743	317	8,301
Chargeable to controlling shareholders	5,244	2,716	323	8,283
Chargeable to non-controlling shareholders	(2)	26	(6)	18

c) Participation in Net Income	63.1%	33.0%	3.8%	100.0%

(1) The “Financial” segment comprises: financial institutions; holding companies (w hich are mainly responsible for managing financial resources); as w ell as credit card and asset management companies; (2) The balances of equity accounts, income and expenses among companies from the same segment are being eliminated; (3) The “Insurance Group” segment comprises insurance, private pension plans and savings bonds companies; and (4) Amounts eliminated among companies from different segments, as w ell as operations carried out in Brazil and abroad.

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Reasons for issuer not filling out data for FY 2008

Note that issuer accounting data disclosed in item 7.2 refer to the consolidated financial data in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). These consolidated financial statements are covered by First-time Adoption of International Financial Reporting Standards (IFRS 1 R). The statements for the year ended December 31, 2008 were not prepared under the international accounting standard, so we are not including comments or statements on 2008 because they do not enable proper comparison with the years ended December 31, 2010 and 2009.

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a) Characteristics of the product process

We present below some characteristics of the main products and services of Banco Bradesco.

Deposit-taking

We offer a variety of deposit products and services to our customers through our branches, including:

  Non-interest bearing checking accounts;
  investment deposit accounts;
  traditional savings accounts, which currently earn the Brazilian reference rate, or taxa referencial, known as the "TR," plus 6.2% annual interest;
  time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário - or "CDBs"), and earn interest at a fixed or floating rate; and
  deposits exclusively from financial institutions, which are represented by Interbank Deposit Certificates (certificados de depósito interbancário - or "CDIs"), and earn the interbank deposit rate.

As of December 31, 2010, we had 23.1 million checking account holders, 21.8 million of which were individual account holders and 1.3 million corporate account holders. On the same date, we also had 41.1 million savings accounts and a 14.3% share of the Brazilian savings deposit market, totaling R$192.9 billion (excluding deposits from financial institutions), according to the Central Bank

We offer our clients certain additional special services, such as:

  "identified deposits," which allow our clients to identify deposits made in favor of a third party by using a personal identification number; and
  real-time "banking transfers" from a checking, savings or investment account to another checking, savings or investment account, including accounts at other banks.

Loans and discounted loans

Our loans and discounted loans consist mostly of consumer loans, corporate loans and rural loans.

Consumer loans

Our significant volume of individual loans enables us to reduce the impact of single individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

  short-term loans, extended through our branches to checking account holders and, within certain limits, through our ATM network. These short-term loans are on average repaid in four months with an average interest rate of 6.8% per month as of December 31, 2010;
  vehicle financings are on average repaid in seventeen months with an average interest rate of 2.5% per month as of December 31, 2010; and
  overdraft loans on checking accounts (which we call "Cheque Especial"), which are on average repaid in one month, at interest rates varying from 7.8% to 8.4% per month as of December 31, 2010.

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We also provide revolving credit facilities and traditional term loans. On the basis of loans outstanding on that date, we had a 12.5% share of the Brazilian consumer loan market, according to information published by the Central Bank.

In April 2008, Banco Finasa S.A. was dissolved by its merger into Banco Finasa BMC S.A. and all of its assets and liabilities were transferred to Banco Finasa BMC S.A. In April, 2008, the merger of Banco Finasa S.A. into Banco Finasa BMC S.A. was approved by the Central Bank.

In 2009 we repositioned the "Finasa" and "BMC" brands as "Bradesco Financiamentos" and "Bradesco Promotora," respectively.

Bradesco Financiamentos, our financing subsidiary, has two business lines:

  providing loans against repayment deducted from paychecks for public employees, INSS retirees and pensioners and private-sector employees. This nationwide retail operation is run through non-bank correspondents. In addition to paycheck loans, these points provide aggregated products such as credit cards, insurance, certificated savings plans, and purchasing consortiums, among others, that are sold in partnership with Bradesco's branch network or directly prospecting new customers; and
  financing and leasing for vehicles with solutions in CDC, leasing and others using own funds or onlending to Bradesco clients and non-clients, working in partnership with 24.195 retailers and dealers across the country in the segments of light vehicles, motorcycles and heavy vehicles.

Real estate financing

As of December 31, 2010, we had 49,402 outstanding real estate loans. We financed 28.7% of the financial sector lending for civil construction in 2010, according to data published by the Central Bank.

Real estate financing is made through the Housing Finance System - SFH (Sistema Financeiro Habitacional), by the Housing Mortgage Portfolio - CHF (Carteira Hipotecária Habitacional) or by the Commercial Mortgage Portfolio - CHC - (Carteira Hipotecária Comercial). Loans from SFH or CHH feature variable-installment repayments and annual interest rates ranging from 7.8% to 11.5% plus TR, or 13.0% from CHC. Loans from SFH with pre-fixed installment repayment are made at annual interest rates of 12.73% for properties valued at no more than R$150,000.

Residential SFH and CHH loans are for repayment within thirty years and commercial loans within ten years.

The individual loans made for construction purposes are repaid within 30 years, with 24 months to finish construction, a 2-month grace period and the remainder for repaying the loan. The annual interest rate on these loans is TR plus 10.5% for the SFH loans, or a fixed 12.7% for homes valued at R$150,000 or less.

We also extend corporate financing for builders under the SFH. These loans are for construction purposes and typically specify 36 months for completion of construction work and repayments starting within 36 months after official registration of the building. These loans are charged the TR plus an annual interest rate of 12% during the construction stage for SFH loans, and TR plus an annual interest rate of 15% for CHH loans.

Central Bank regulations require us to provide real estate financing in the amount of at least 65% of the balance of our savings accounts. In addition to real estate financing, mortgage notes, charged-off real estate financing, and

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7.3 – Information on products and services relating to the operational segments other financings can be used to satisfy this requirement. We generally do not finance more than 80% of the purchase price or the market value of a property, whichever is lower.

Microcredit

We extend microcredit to low-income individuals and small companies, in accordance with Central Bank regulations requiring banks to use 2% of their cash deposits to provide these loans. We started providing microcredit loans in August 2003. As of December 31, 2010, we had 57,737 microcredit loans outstanding.

In accordance with Central Bank regulations, most microcredit loans are charged at a maximum effective interest rate of 2% per month. However, microcredit loans for certain types of business or specific production have a maximum effective interest rate of 4%. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for individuals in general, (ii) R$5,000 for individuals developing certain professional, commercial or industrial activities or for micro companies, and (iii) R$15,000 for microcredit loans in certain segments. In addition, microcredit loans must be not for less than 120 days, and origination fee must be 1% to 5% of the loan value.

BNDES onlending

The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. We borrow funds under this program from either (i) BNDES, the federal government’s development bank, or (ii) Agência Especial de Financiamento Industrial (Finame), which we call "Finame," the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on the loans based on the borrowers' credit. Although we bear the risk for these BNDES and Finame onlending transactions, they are always secured.

According to BNDES, in 2010, we disbursed R$17.4 billion, 57.4% of which was loaned to micro-, small- and medium-sized companies.

Other local commercial loans

We offer a range of loans to our Brazilian corporate clients, including:

  short-term loans of twenty nine days or less;
  working capital loans to cover our customers' cash needs;
  guaranteed checking accounts and corporate overdraft loans;
  discounting trade receivables, promissory notes, checks, credit card and supplier receivables, and a number of other receivables;
  financing for purchase and sale of goods and services;
  corporate real estate financing;
  investment lines for acquisition of assets and machinery; and
  guarantees.

These lending products generally bear an interest rate of 2.0% to 7.5% per month.

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Rural loans

We extend loans to the agricultural sector by financing demand deposits, BNDES onlendings and our own funds, in accordance with Central Bank regulations.

In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 6.75% as of December 31, 2010. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold, except BNDES onlending for rural investment which is repaid within a five years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Since July 2010, Central Bank regulations require us to use at least 29% of our checking account deposits to provide loans to the agricultural sector. If we do not reach 29%, we must deposit the unused amount in a non-interest-bearing account with the Central Bank.

Leasing

According to ABEL, as of December 31, 2010, our leasing companies were among the sector leaders, with a 18.9% market share. According to this source, the aggregate discounted present value of the leasing portfolios in the country as of December 31, 2010 was R$86.3 billion.

The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leases are financial (as opposed to operational). Our leasing operations primarily involve the leasing of cars, trucks, cranes, aircraft and heavy machinery.

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

Credit cards

In 1968, Bradesco was the first bank to issue credit cards in Brazil, and as of December 31, 2010, we were one of Brazil's largest card issuers with a base of 86.5 million credit and private-label cards. We offer Visa, American Express, MasterCard credit and private label cards, which are accepted in over 200 countries.

In April 2010 Bradesco and Banco do Brasil signed a non-binding memorandum of understanding for the preparation of a business model, involving: (i) the integration of part of their card operations and (ii) the launch of a Brazilian brand of credit, debit and pre-paid cards for account holders and non-accountholders. Completion of this deal is subject to technical, legal and financial studies, satisfactory negotiation of final documents and compliance with the applicable legal and regulatory requirements.

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Our partnership with American Express Company has enabled us to successfully operate their credit cards and other related activities in Brazil, in particular our exclusive issue of the Centurion line of cards, which includes the Membership Rewards Program, and management of the network of establishments taking Amex Cards.

In addition, through our participation in Fidelity Processadora e Serviços S.A., Bradesco is one of the largest service providers of processing, customer services management and support activities in Brazil.

In June 04, 2010, we completed our acquisition of Ibi México and RFS Human Management in a deal that includes a 20-year partnership with C&A Mexico for exclusive sales of financial products and services in its stores.

Since October 2010, our Visa and MasterCard credit cards have been processed by our subsidiary Fidelity Processadora e Serviços S.A. This was the largest change in credit card processing company in Latin America and was completed very successfully.

This change will be advantageous for our development and maintenance of standard IT systems that can be tailored to specific client needs upon request, more responsive customer service, positive impact on our service network, and more flexibility on launching new products and services, thus boosting our competitiveness in the marketplace.

We earn revenues from our credit card operations through:

  fees on purchases carried out in commercial establishments;
  issuance fees and annual fees;
  interest on credit card balances;
  interest and fees on cash withdrawals through ATMs;
  interest on cash advances to cover future payments owed to establishments that accept credit cards; and
  several fees charged cardholders and affiliated commercial establishments.

We offer our customers the most complete line of credit cards and related services, including:

  cards issued for use restricted to Brazil;
  credit cards accepted nationwide and internationally;
  credit cards for high net worth customers, such as "Gold," "Platinum" and "Infinite/Black" Visa, American Express and MasterCard. Highlights are loyalty programs including the "Membership Rewards Program;"
  cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;
  to enhance security, we are issuing chip-embedded credit cards for our entire client base, enabling cardholders to use passwords instead of signatures;
  corporate credit cards accepted nationwide and internationally;
  co-branded credit cards, which we offer through partnerships with traditional companies, such as airlines, retail stores, and others;
  "affinity" credit cards, which we offer through civil associations, such as sport clubs and non-governmental organizations;
  "CredMais" credit cards for employees of our payroll processing clients, which have more attractive revolving credit fees, and "CredMais INSS" credit cards for INSS pensioners and other beneficiaries with lower financing interest rates;
  private label credit cards, which exclusively target retail clients to leverage our business and build loyalty which may or may not have a brand for use with our retailers;
  SMS - Bradesco Message Service enables cardholders to have text messages sent to their mobile phone when a transaction with their card is made;

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  CPB - Bradesco Ticket Card, a virtual card for corporates to manage and control airlines travel expenses;
  "Cartões Transporte Bradesco" - Bradesco’s card for transportation companies, shippers, risk management companies and truck drivers, with both prepaid and debit card functionalities;
  "Blue Credit Cards" a modernly designed credit card that offers special benefits for American Express clients with upscale lifestyles;
  "FixCard," with a reduced fee enabling cardholders to plan their monthly repayment;
  Flex Car Visa Vale Card is a prepaid card that offers the client more practical payment options for vehicle related expenses, such as fuel or parking and enables companies to set maximum credit available to each employee;
  payment of invoice in up to 12 fixed installments, with specific charges per type of card;
  Bradesco Unemployment Protection Insurance ("Seguro Proteção Desemprego Bradesco" ) settles or amortizes the amount due on the participant's credit card in the event of involuntary unemployment (for employed professionals) or permanent or temporary physical disability (for self-employed workers or professionals). Coverage varies by type of plan;
  Bradesco Unauthorized Purchase Protection Insurance ("Seguro Cartão Super Protegido Premiável Bradesco") settles or amortizes the amount due on the participant's credit card, excluding cash withdrawals, resulting from the card’s loss, robbery or theft. Protection covers a 7-consecutive-day period (168 hours) prior to the notification of the event, up to the credit card limit, with a ceiling of R$50,000;
  "Purchase with Change" is a service provided by Bradesco, Banco do Brasil and Banco Real, which enables clients to ask for cash back purchasing with the card;
  "Contactless" branded cards (pilot) enable clients to simply place the card next a scanner to make a payment;
  "Bradesco Corporate Checking Account Card" does checking account transactions and is ideal for small everyday expenses, with advanced technology making company business more convenient, faster and more secure; and
  "Gold Cards" with differentiated services in line with Bradesco's customer segmentation strategy, offering competitive products that provide profitability for the Bank and benefits for clients.

In 1993, we launched the SOS Mata Atlântica card, which allocates a portion of its revenues to environmental causes. In 2008, we launched the Amazonas Sustentável credit card, the first credit card made of recycled plastic, and part of its revenues will be transferred to Fundação Amazonas Sustentável.

As of December 31, 2010, we had more than 78 partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our clients and offer our credit card customers banking products, such as financing and insurance.

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The following table shows the number of credit and debit cards issued for the years indicated:

	2010	2009	2008
		(In millions)
Card base:
Credit	86.5	79.6	35.3
Debit	58.7	53.3	48.0
Total	145.2	132.9	83.3

Revenue – R$:
Credit	75,561	55,294	46,704

Number of transactions:
Credit	959,1	722,6	607,4

Debit cards

We first issued debit cards in 1981 under the name "Bradesco Instantâneo." In 1999, we started converting all of our Bradesco Instantâneo debit cards into new cards called "Bradesco Visa Electron." Bradesco debit cardholders may use them to purchase goods and services at establishments or make withdrawals through our self-service network in Brazil or the "Plus" network worldwide. Purchase amounts are debited to the cardholder's Bradesco account, thus eliminating the inconvenience and bureaucracy of writing checks.

Prepaid cards

In January 2011, Bradesco concluded acquisition of part of CBSS's shares owned by Santander in July 2010, thus increasing Bradesco's ownership interest in CBSS to 50.1%.

Management of receipts and payments

In order to meet the cash management needs of our clients in both public and private sectors, we offer many electronic solutions for receipt and payment management, supported by a vast network of branches, banking correspondents and electronic channels, all of which aim to improve speed and security for client data and transactions.

These solutions include: (i) collection and payment services and (ii) online resource management enabling our clients to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our clients' day-to-day tasks and help to generate more business for the Bank.

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We also earn revenues from fees and investments related to collection and payment processing services.

Global cash management

The global cash management concept provides solutions for multinationals in Brazil and/or domestic companies operating abroad.

Bradesco's Global Cash Management provides payments, receipts and treasury management services for companies to centralize cash regionally or globally through partnerships with banks worldwide.

Solutions for collection and other receipts

In 2010, we processed 1,047.6 million receipts through our collection system, checks custody service, identified deposits and credit orders via our teleprocessing system (credit order by teleprocessing or OCT), which was 19.9% more than in the same period of 2009.

Tax collection solutions

In 2010, we processed payments of 459.7 million documents related to taxes and other amounts due to governmental, public and private entities, which was 11.1% more than in the same period of 2009.

Check-custody services

Under the post-dated check system, our clients pay for goods and services by writing checks payable at a future date. Sellers deposit the post-dated check on the future date, effectively postponing payment date. We hold such checks in custody for our clients to facilitate control of the document in the period from writing the check to the day it is deposited in the recipient's account.

Solutions for payment of suppliers, salaries and taxes

Our volume of electronically processed transactions in 2010 was 337.8 million, an increase of 31.6% on the same period of 2009.

Production chain solutions

In the current market, we believe companies operating in the same segment must act together to ensure better results. In this context, we have acted as a "Production Chain Bank" for all stages of the production process, posing solutions, products, services and partnerships to cater for all members of the production chain, whether they are suppliers, distributors, clients, or collaborators.

Public authority solutions

Public administration also requires agility and technology in its everyday activities. We have a business area specifically to serve this market, which offers specialized services to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary

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forces (federal and state police forces) and notary officers and registrars, identifying business opportunities and structuring customized solutions.

Our exclusive website developed for these clients poses corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services, meeting the needs and expectations of the Executive, Legislative and Judiciary branches. The portal also features exclusive facilities for public employees and the military showing all of our products and services for these clients.

The relationship works through exclusive service platforms located nationwide, with specialized relationship managers to provide services to these clients, creating a closer relationship to conquer new business and establishing a consolidated presence with Public Authorities.

In 2010, we participated in 61 public auctions across Brazil to provide payroll bank account services for government employees and were successful in 52, representing 293,596 new payroll bank accounts. As of December 2010, we processed over 1.5 million payroll payments totaling R$2.9 billion for public-sector bodies or entities.

Asset management

We manage third-party assets through:

  mutual funds;
  individual and corporate investment portfolios;
  pension funds, including assets guaranteeing the technical reserves of Bradesco Vida e Previdência;
  insurance companies, including assets guaranteeing the technical reserves of Bradesco Seguros; and
  Receivable funds (FIDCs), real estate and private equity funds (FIPs).

As of December 31, 2010, we had R$295.7 billion in assets under management, of which R$202.2 billion were managed by Bradesco Asset Management and R$93.5 billion related to the fiduciary administration, custody and controllership services provided separately by the brokerage BEM Distribuidora de Títulos e Valores Mobiliários Ltda., which we call "BEM DTVM."

In the same period we offered 1,146 funds and 221 managed portfolios to 3.1 million investors. We also offer a range of fixed income, equity, money market and other funds. Currently we do not offer investments in highly leveraged funds.

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     The following tables show our portfolio of assets under management by number of investors, and number of investment funds and managed portfolios for each period.

		Distribution of Assets
(R$ in millions)		As of December 31,
	2010	2009	2008

Investments Funds:
Fixed income	242,751	201,012	155,365
Variable income	27,227	23,999	10,797
Third party share funds	5,629	5,641	4,857
Total	275,607	230,652	171,019

Managed Portfolios:
Fixed income	10,460	8,590	8,484
Variable income	8,470	7,552	6,881
Third party share funds	1,171	906	767
Total	20,101	17,048	16,132

Overall total	295,708	247,700	187,151

			As of December 31,
	2010		2009		2008
	Number	Quota holders	Number	Quota holders	Number	Quota holders
Investment Funds	1146	3,125,605	960	3,169,464	807	3,281,540
Managed Portfolios	221	497	209	486	209	568
Overall Total	1,367	3,126,102	1,169	3,169,950	1,016	3,282,108

Total assets in our investment funds grew 19.5% in 2010, mainly as a result of larger third-party investments in our fixed income investment funds, which have lower management fees than equity funds.

Our products are distributed through our branch network, our telephone banking services and our internet site ShopInvest.

Services related to capital markets and investment banking activities

As our investment bank, Bradesco BBI's business includes trading in equities and fixed-income assets, structured finance, mergers and acquisitions, project finance and private equity. BBI also manages trading for our brokerage and asset management firms Bradesco Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários, BRAM - Bradesco Asset Management, and Bradesco Securities Inc.

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In 2010, we coordinated placements worth R$144.8 billion for primary and secondary offerings of shares and debt instruments, accounting for 80.5% of the year's CVM-registered issues.

Equities

Bradesco BBI coordinates and places public offerings of shares in the local and international capital markets, and intermediates public tender offers. In 2010, Bradesco BBI acted as lead coordinator for Petrobras in the world's largest ever IPO of common and preferred shares raising R$120 billion, which resources were used in the acquisition of reserves located in the pre-salt and also in the investment plan for the coming years.

Bradesco BBI was one of the main players in IPOs and follow-ons that went to the market in 2010. Of 22 CVM-registered IPOs in the period, Bradesco BBI acted as coordinator and joint book runner for 8 offerings worth a total of R$128.2 billion and ended the year 2010 placed third in ANBIMA’s consolidated distribution ranking for equities. In addition, Bradesco BBI acted as one of the underwriters for the General Motors US$ 23 billion primary public offering, the largest ever in the United States of America.

Fixed income

Several major deals were successfully closed in 2010 and BBI ended the year taking first place in ANBIMA's ranking for fixed-income origination with a combined total of over R$18 billion volume and a 24.3% market share.

In addition to the local market, BBI also operates in the international capital markets, originating and structuring debt transactions (notes or bonds) for placement with foreign investors. In the fourth quarter of 2010, BBI was placed eighth by total issues in ANBIMA's ranking of issues on international capital markets published in December 2010.

Structured operations

Bradesco BBI offers various funding solutions to clients through diverse financial instruments, including securitization.

ANBIMA rankings published in December 2010 placed BBI first by number of deals involving securitization and real-estate receivables certificates (ANBIMA's Origination Ranking).

Mergers and acquisitions

Bradesco BBI acts as advisor to important clients for mergers, acquisitions, asset sale, joint ventures, corporate restructuring and privatization. It is one of the leading investment banks in Brazil and the second largest in mergers and acquisitions ranked by number of transactions (as announced in September 2010).

Project finance

Bradesco BBI has a sound record of acting as an advisor and arranging structured finance for several project finance and corporate finance deals, and in all cases pursues the best solutions for all different sectors of the economy. We

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believe it has excellent relationships with various development agencies such as BNDES, Banco Interamericano de Desenvolvimento (BID), the International Finance Corporation (IFC) and Banco do Nordeste do Brasil (BNB).

Among the operations completed in 2010, a highlight was BBI's role as financial adviser to LLX Logística S.A. ("LLX"), which successfully obtained R$1.2 billion in long-term BNDES finance for a new port project in the southeast of Brazil (Superporto Sudeste).

Intermediation and trading services

Through our wholly owned subsidiary Bradesco S.A. Corretora de Títulos e Valores Mobiliários, to be referred to as "Bradesco Corretora," we trade futures, options and corporate and Brazilian government securities on behalf of our customers. The clients of Bradesco Corretora include high net worth individuals, large companies and institutional investors.

In 2010, Bradesco Corretora traded more than R$87.184 billion in the BM&FBovespa equities market and the exchange ranked us thirteenth in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 9,862,475 futures, swaps and options totaling R$853.6 billion, on the BM&FBovespa. According to the BM&FBovespa, in 2010, Bradesco Corretora was ranked 20th in the Brazilian market, in terms of the number of options, futures and swaps contracts executed.

With more than 45 years of tradition and efficiency in capital markets, Bradesco Corretora was the first brokerage firm to provide its clients with DMA-Direct Market Access, an innovative computer order routing service enabling investors to buy or sell assets directly in BM&FBovespa's market.

BM&FBovespa, through its Operational Qualification Program, awarded the 5 Qualification Seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Web Broker) to Bradesco Corretora in September 2009, indicating excellence in futures transactions.

Bradesco Corretora has 117 traders for retail investors and assisting our branch managers, 14 for Brazilian and foreign institutional investors, and 13 for BM&FBovespa.

Bradesco Corretora offers its clients the ability to trade securities on the Internet through its "Home Broker" service. In 2010, "Home Broker" trading totaled R$17.9 billion, or 3.9% of all Internet transactions on BM&FBovespa, and Bradesco Corretora was the 8th largest Internet trader in the Brazilian market.

Bradesco Corretora offers its clients full service investment analysis with coverage of the main sectors and companies in the Brazilian market, currently more than 100 companies. There are twenty industry specialists (senior analysts and assistants) on our analyst team reporting to clients with follow-up reports and share guides with an extensive database of projections and comparative multiples. In addition to analysis from our team of economists, Bradesco Corretora has a separate economic team catering to specific demand from its clients, focusing on the stock market.

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Through our "Share Rooms Project", clients have access to professionals able to advise on investing on the BM&FBovespa. Our constantly-expanding network of share rooms currently consists of 21 share rooms located throughout Brazil. This means that Bradesco Corretora provides direct customer service and closer relations with clients, training and certifying employees for a range of operations, including structured operations, and attracting new clients. This channel is very profitable and enjoys a high-level of take-up from investors, making for closer relations with our network of branches as loyal clients concentrate their funds with us. We expect to have 28 share rooms in strategic locations around Brazil by the end of 2011 and 34 by the end of 2012.

We also offer a "Direct Treasury Program" enabling individual clients to invest in federal government bonds on the Internet by registering with Bradesco Corretora on our website.

Bradesco Corretora also offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 2,689, which we refer to as "Resolution 2,689."

Custody, depositary and controllership services

In 2010, we were one of the main providers of capital market services and retained leadership in the domestic asset custody market, according to the ANBIMA ranking. Our modern infrastructure and specialized team offer a broad range of services such as: asset registration (shares, BDR - Brazilian Depositary Receipts, investment fund shares, Certificates of Real Estate Receivables or CRIs, and debentures); qualified custody for securities; custody of shares underlying Depositary Receipts (DRs); controllership services for investment funds ("CVM Instruction No. 409" Funds and Structured Funds) and managed portfolios; trustee and management services for investment funds; offshore funds; custody and representation for foreign investors; agent bank; depositary (escrow account - trustee) and clearing agent.

We submit our processes to the Quality Management System ISO 9001:2008 and GoodPriv@cy certifications. Bradesco Custódia alone has 10 quality related and 3 protection and data privacy certifications.

As of December 31, 2010, Bradesco Custódia offered:

Controller and custody services for investment funds and managed portfolios and fiduciary asset management

➢	R$ 728.7 billion in assets under custody for clients using custody services, as measured by methodology used for the ANBIMA ranking;
➢	R$ 818.6 billion in equity investment funds and portfolios using our controller services, as measured by methodology used for the ANBIMA ranking;
➢	21 registered DR programs with a market value of R$120.7 billion;
➢	R$153.9 billion total assets under management in investment funds through BEM DTVM Ltda.

Asset registration:

➢	Bradesco’s share registration system comprised 233 companies, with a total of 8.5 million shareholders;
➢	our debenture registration system contained 150 companies with a total market value of R$ 161.9 billion;
➢	our fund share registration system contained 153 investment funds with a market value of R$ 20.7 billion; and
➢	we managed three registered BDR programs, with a market value of R$448.9 million.

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International banking services

As a private commercial bank, we offer a range of international services, such as foreign exchange transactions, foreign trade finance, lines of credit and banking. Our overseas network:

  New York City, a branch and Bradesco Securities Inc., our subsidiary brokerage firm, which we call "Bradesco Securities U.S.;"
  London, Bradesco Securities U.K., our subsidiary, which we call "Bradesco U.K.;"
  Cayman Islands, 2 Bradesco branches and our subsidiary, Cidade Capital Markets Ltd., which we call "Cidade Capital Markets;"
  Argentina, Banco Bradesco Argentina S.A., our subsidiary, which we call "Bradesco Argentina;"
  Luxembourg, Banco Bradesco Luxembourg S.A., our subsidiary, which we call "Bradesco Luxembourg;"
  Japan, Bradesco Services Co. Ltd., our subsidiary, which we call "Bradesco Services Japan;"
  in Hong Kong, our subsidiary Bradesco Trade Services Ltd; and
  in Mexico, our subsidiary Ibi Services, Sociedad de Responsabilidad Limitada.

Our Bradesco Nassau branch in the Bahamas closed on January 11, 2011.

Our international transactions are coordinated by our foreign exchange department in Brazil with support from 12 operational units, and 14 foreign exchange platforms located in major exporting and importing areas nationwide.

Foreign branches and subsidiaries

Our foreign branches and subsidiaries are principally engaged in trade finance for Brazilian companies. Bradesco Europe also provides additional services to the private banking segment. With the exception of Bradesco Services Japan and Bradesco Trade Services, our branches abroad are allowed to receive deposits in foreign currency from corporate and individual clients and extend financing to Brazilian and non-Brazilian clients.

Funding for import and export finance is obtained from the international financial community by means of credit lines granted by correspondent banks abroad. In addition to this traditional source of correspondent banks, our funding from public and private issues of debt securities on international capital markets amounted to US$3.4 billion during 2010.

Bradesco Argentina. To expand our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to Brazilian companies established locally and, to a lesser extent, to Argentinean companies doing business with Brazil. In order to start its operations, we capitalized Bradesco Argentina with R$54.0 million from March 1998 to February 1999, and a further R$27.2 million in May 2007.

Bradesco Europe (current business name). In April 2002, we acquired full control of Banque Banespa International S.A. in Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. In September 2003, Mercantil

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Luxembourg was merged into Banco Bradesco Luxembourg and the surviving entity was named Banco Bradesco Luxembourg.

Bradesco Services Japan. In October 2001, we incorporated Bradesco Services Japan to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil.

Bradesco Trade Services. A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the Standard Chartered Bank.

Bradesco Securities (U.S. and U.K.) - Bradesco Securities, our wholly owned subsidiary, is a broker/dealer in the United States and England.

  The focus of Bradesco Securities U.S. is on facilitating the purchase and sale of shares, primarily in the form of ADRs. It is also authorized to deal bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services. Currently, we have more than thirty ADR programs for Brazilian companies traded on the New York Stock Exchange; and
  Bradesco Securities U.K.'s focus is intermediating equity and fixed income trades of Brazilian companies for global institutional investors.

Cidade Capital Markets. In February 2002, through BCN, Bradesco acquired Cidade Capital Markets in Grand Cayman, as part of the acquisition of its parent company in Brazil, Banco Cidade.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary, and, among other lines, may sell insurance and certificates of deposit, provide underwriting services, act as advisors for private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

Import and export finance

Our Brazilian foreign-trade related business basically consists of export and import finance.

We provide foreign currency payments directly to foreign exporters on behalf of Brazilian importers, attached to receipt of local currency payment by the importers. Exporters are paid advances in local currency on closing an export forex contract for future receipt of the foreign currency on the contract due date. Export finance arrangements prior to shipment of goods are known locally as Advances on Exchange Contracts or "ACCs," and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods or services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs."

Other types of export finance include: export prepayment, onlending of funds from BNDES-EXIM, forfeiting through export credit notes and bills (referred to locally as "NCEs" and "CCEs").

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Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,000 correspondent banks abroad, 82 of which extended lines of credit at the end of 2010.

Foreign exchange products

In addition to import and export finance, our clients have access to a range of services and foreign exchange products such as:

  purchasing and selling travelers checks and foreign currency paper money;
  cross border money transfers;
  advance payment for exports;
  accounts abroad in foreign currency;
  domestic currency accounts for foreign domiciled clients;
  cash holding in other countries;
  collecting import and export receivables;
  cashing checks denominated in foreign currency; and
  structured foreign currency transactions through our foreign units.

Purchasing consortiums

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "Consortium," in which members pool their resources to assist each other with the purchase of certain consumer goods. The purpose of a consortium is to acquire goods, and Brazilian law forbids the formation of consortiums for investment purposes.

In January 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium memberships, known as "quotas," to our clients. Since May 2004, Bradesco Consórcios has been the leader in the real estate segment and, since December 2004, it has also been the leader in the vehicle segment. In October 2008, Bradesco Consórcios became leader in the truck/tractor segment. As of December 31, 2010, Bradesco Consórcios registered total sales of over 471,620 active quotas in the three segments, with total revenues of approximately R$22.3 billion and net income of R$253.4 million. Our purchasing consortium company (Bradesco Consórcios) manages plans for groups of purchasers buying real estate, automobiles, and trucks/tractors.

Life and personal accident insurance

We offer life, personal accident and random events insurance through our subsidiary Bradesco Vida e Previdência. As of December 31, 2010 Bradesco Seguros had 20 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their staff.

On December 31, 2010, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A had more than 3.1 million beneficiaries covered by company plans and individual/family plans. Approximately 32,000 companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 42 of the top 100.

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Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2010, it included 10,530 laboratories, 12,398 specialized clinics, 16,787 physicians, 3,277 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

We provide automobile, property/casualty and liability products through our subsidiary Bradesco Auto/RE. Our automobile insurance covers losses arising from vehicle theft and damage passenger and third-party injury. Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance.

Of the mass property/casualty lines for individuals, our residential note ("Bilhete Residencial") is a relatively affordable and highly profitable product. For corporate clients, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our clients' and business needs. For corporate property/casualty and liability insurance, Bradesco Auto/RE has an exclusive highly specialized team that provides large business groups with services and products tailor-made to the specific needs of each policyholder. Top sellers in this segment are insurance policies for transportation, engineering and operational and oil risks.

As of December 31, 2010, Bradesco Auto/RE had 1.5 million insured automobiles and 1.8 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil, as measured by pension plan contributions, investment portfolio and technical provisions, based on information published by Fenaprevi and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from withholding taxes on income generated by the fund portfolio.

Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12% of the participant's taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption, or when benefits are paid out, tax will be levied on these benefits, pursuant to current legislation.

VGBL and PGBL plans, and individual retirement fund plans (referred to as "FAPI") may be acquired by companies in Brazil for the benefit of their employees.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to specific needs of the corporate customer.

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Certificated savings plans

Bradesco Capitalização offers its clients certificated savings plans with the option of a lump-sum or monthly contributions. Plans vary in value (from R$8 to R$20,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$2 million (gross premiums). Clients’ contributions earn interest at a rate of TR plus 0.5% per month over the value of the mathematical provision. Certificated savings plans may be redeemed after a 12-month grace period. As of December 31, 2010, we had around 5.7 million "traditional" certificated savings plans and around 11.7 million incentive certificated savings plans. Given that the purpose of the incentive certificated savings plans is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. As of December 31, 2010, Bradesco Capitalização had approximately 17.4 million certificated savings plans and 2.7 million clients.

Treasury activities

Our treasury departments trading includes derivative transactions, mainly for economic hedging purposes (known as "macro-hedge"). These transactions comply with limits set by our Senior Management and guidelines from our risk management unit using value-at-risk ("VaR") methodology.

Processing systems

The Organization's data processing and communication systems are located in Cidade de Deus in a building called the Information Technology Center (CTI). This 11,900 square meter facility was built especially to house our IT infrastructure, and has all the requirements for class-4 certification from Uptime Institute, which ensures 99.995% availability.

Data is continuously replicated in a Processing Center located at Alphaville, in the city of Barueri, featuring equipment with enough capacity to take over the main system's activities in case of a problem at our Technology Center (CTI). All the branches and ATMs have telecommunications services that work with either of the two processing centers. We hold annual exercises simulating situations in which our IT center is impeded in order to ensure that we have effective contingency structures, processes and procedures in place. These exercises involve our business managers and are monitored by independent auditors. In addition, all backup copies of electronic files stored and maintained at our IT center in the Alphaville Processing Center are saved and second copies maintained.

Alphaville's IT infrastructure also houses all activities for developing application systems.

If the public energy supply is interrupted, both centers have sufficient capacity to operate independently for 72 hours non-stop.

The IT structure is backed by processes implemented in light of the ITIL (IT Infrastructure Library) reference and applies recognized practices for IT service management.

b) Characteristics of the distribution process

Distribution channels

We have the largest private-sector banking network in Brazil. In 2010, we opened 174 new branches. Our branch network is complemented by other distribution channels such as ATMs, telephone banking services, and Internet and mobile banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

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In addition, to build stronger ties with our corporate clients, in 2010 we installed 368 new points of banking services on the premises of selected corporate clients, reaching a total of 4,480 points of banking service as of December 31, 2010. These points of service offer the same products and services as our branches.

We also offer banking services in 6,203 Brazilian post offices and through our 26,104 banking correspondent offices.

The following table describes our distribution channels:

Structural Information - Units	Dec/10

Service Points	54,884
- Branches	3,628
- Advanced Service Branch (PAAs) (1)	1,660
- Mini-Branches (PABs) (1)	1,263
- Electronic Service Branch (PAEs) (1)	1,557
- Outplaced Bradesco ATM Network Terminals	3,891
- Shared Network ATM Terminals	9,765
- Banco Postal (Postal Bank)	6,203
- Bradesco Expresso (Correspondent Banks)	26,104
- Bradesco Promotora de Vendas	801
- Branches / Subsidiaries Abroad	12
ATM Terminals	43,072
- Own Network	32,015
- ATM terminals shared with other banks	11,057

(1) PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; and PAA: service point located in a municipality withou a Bank branch.

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The table below shows the distribution of sales of these products through our branches and externally:

	2010	2009	2008
	(% of total sales. per product)

Insurance products:
Sales through the branches	40.0%	40.7%	35.5%
Sales outside the branches	60.0%	59.3%	64.5%

Pension plans products:
Sales through the branches	81.7%	82.5%	82.3%
Sales outside the branches	18.3%	17.5%	17.7%

Leasing products:
Sales through the branches	55.0%	53.5%	26,00%
Sales outside the branches	45.0%	46.5%	74,00%

Certificated savings plans
Sales through the branches	90.5%	92.3%	93.2%
Sales outside the branches	9.5%	7.7%	6.8%

Other distribution channels

Our clients have easy access to their account details, to make financial transactions or acquire products and services through self-service channels, Fone Fácil (Easy Phone), Internet and Bradesco Celular.

People with disabilities may rely on internet banking services for the visually impaired; personalized service for the hearing impaired using digital language on Fone Fácil, and access to the ATM self-service network for visually impaired persons and wheelchair users.

Self-service network

As of December 31, 2010, our self-service network had 32,015 ATMs for the exclusive use of Bradesco clients, strategically distributed across Brazil to provide quick and convenient access to a wide range of products and services. Additionally, our clients may use 11,057 shared machines and Banco24Horas pools facilities with Bradesco, Banco do Brasil and Banco Santander, which provides transactions such as cash withdrawals, statements, balance status queries, loans, payments and transfers, among others.

Bradesco's self-service network and Banco24horas ATMs executed 2.0 billion transactions in 2010.

Special needs customers can use Internet banking services for the blind, personalized service for the hearing impaired using digital language on Fone Fácil, and access for visually impaired persons and wheelchair users to the self-service network.

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Bradesco led banks in Brazil in the use of biometric reading systems. Our system is known as "Bradesco security in the palm of your hand" and it can identify clients by scanning their hand’s vascular pattern as a supplementary password for ATM users. This technology is available on 18,176 machines and has been used 105.9 million times as of December 2010.

Telephone services - Fone Fácil

"Fone Fácil Bradesco" provides 24-7 telephone numbers for clients to access their accounts conveniently, quickly and securely using personalized electronic to obtain information, complete transactions and acquire products and services related to checking and savings accounts, credit cards and other products available on this channel.

Clients may access several call centers using different numbers. Our main call centers are known as (translated): Internet Banking, Company Network, Purchasing Consortium, Private Pension Plan, Bradesco Financing, Collection and Hello Bradesco.

Hearing impaired clients have separate telephone services using digital language technology so they can inquire about products and services provided by Bradesco.

In 2010, 332.9 million calls were registered, and 331.8 million transactions completed.

Internet

"Portal Bradesco" consists of a set of 80 sites, of which 57 are institutional and 23 transactional, enabling users, wherever they are located, to access various products and services with security assured by our system of passwords and other keys. The sites hosted 2.4 billion transactions in 2010.

"Bradesco Internet Banking" operates in the retail and prime segments, providing individual clients with products and services that can be accessed at any time from anywhere in the world. Internet banking allows our clients to check their account balances and statements, pay bills, transfer funds and request copies of document, among other services.

In addition, we offer our corporate customers in the retail, middle market and corporate segments the "Bradesco Net Empresa" service. For their banking transactions, customers use a digital certificate with an electronic signature and the Bradesco Safety Key. Registered companies can thus optimize their businesses' financial management, and access products and services such as transfers between checking and savings accounts, payments, collection and transferring files.

Bradesco also has exclusive sites for certain niches such as: Bradesco Universitários (students), Bradesco Nikkei (Brazilians working in Japan), Bradesco Poder Público (government) and Cidadetran, an exclusive site for offices facilitating vehicle documentation and for driving schools.

Bradesco Celular

Clients may use mobile phones to obtain the balance of their account, get statements, make payments, buy prepaid mobile phone credits, transfer money, apply for loans, obtain share quotations and track buy and sell orders, among

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other transactions, conveniently and securely. Our website www.bradescocelular.com.br caries detailed information about the channel's products and services.

In addition, "Bradesco Celular" enables customers to reload credits for prepaid cell phones from the phone itself, even if it has no credit.

Using Infocelular, registered clients with mobile phones may be sent SMS messages relating to various types of banking transactions on their account quickly and securely, sorting by period and amount.

This channel was used to complete 32.5 million transactions in 2010.

Mail services

In August 2001 we won a public bidding process held by the government owned postal service company Empresa Brasileira de Correios e Telégrafos (or ECT) to offer banking services in post offices as part of a project in which the nationwide network of post offices will be used to supplement the national financial system.

Services offered include forwarding applications for opening new accounts, credit cards and loans, making deposits and withdrawals, receiving utility bills, taxes and bank invoice/pay-in slips etc. All decisions on credit and opening accounts are the responsibility of Bradesco.

In March 2002, we opened our first branch in the state of Minas Gerais. As of December 31, 2010 we had opened 6,203 correspondent branches. Of the 6,203 correspondent branches, around 1,800 were opened in areas previously lacked access to banking services.

These clients are subject to our credit policy and limits.

Banking units in retail chains

We have also entered into partnership agreements with retail chains, supermarkets, drug stores, grocery stores, etc., to provide correspondent banking services (mostly to pay bills, withdraw cash from checking and savings accounts, and receive pension payments). These offices are staffed by employees of our business partners, but all credit decisions are made by our employees.

c)   Characteristics of the market segments, specially:

i)     Participation in each market:

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As of December 31, 2010, according to the sources cited in parentheses below, we were:

  one of the leaders among private-sector banks in savings deposits, with 14.3% of savings deposits in Brazil ("Central Bank");
  the largest provider of insurance, private pension plans and certificated savings plans in Brazil ("SUSEP" and "ANS");
  the leader of the large banks in BNDES onlending special purpose funding to micro-, small- and medium-sized companies for the 9th consecutive year, with 57.4% of all loans being disbursed by us and having a presence in 93.6% of operations targeted at micro, small and medium-sized companies ("BNDES");
  one of the leaders in leasing operations in Brazil ("ABEL");
  one of the largest private-sector fund and portfolio managers in Brazil, with R$295.7 billion in total third-party assets under management, representing over 18% of the total Brazilian market ("ANBIMA");
  one of the largest credit card issuers in Brazil, with 86.5 million credit cards issued (Visa, American Express, MasterCard and private label cards) with sales on credit cards and private label of R$75.6 billion (Bradesco, Fidelity, Leader, American Express, Esplanada, Crediare and GBarbosa);
  one of the largest debit card issuers in Brazil, with 58.7 million debit cards issued;
  the leader in bank payment processing and collection in Brazil, with a market share of 26.7% ("Central Bank");
  the leader among private banks in number of client registrations in the Pre-Authorized Direct Debit (DDA) program, with over 2.0 million registered clients;
  the leader in active purchasing consortium quotas in the following three segments: real estate, automobile and trucks and tractors ("Central Bank");
  one of the leaders in automobile financing loans, with a market share of 17.4% ("Central Bank"); and
  the leading private-sector bank in benefit payments from the Social Security Institute (Instituto Nacional do Seguro Social, or INSS), with over 6 million "INSS" retirees, beneficiaries and other pensioners, accounting for 22.0% of the total number of INSS beneficiaries.

The following table shows our market share of banking, insurance and service network.

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Dec/10
Market Share	Percentages (%)

Banks – Source: Central Bank
Loan operations	12.5
Loan operations - Vehicles individuals	17.4
Payroll deductible loans	10.9
Number of branches	18.7
Banks – Source: Social Security National Institute (INSS)/Dataprev
Benefit payment to retirees and pensioners	22.0
Banks – Source: Anbima
Investment funds + Portfolios	17,0
Insurance, Private Pension Plans and Savings Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Private Pension Plan and Savings Bond Premiums	24.5
Insurance Premiums	24.6
Life Insurance and Personal Accident Premiums	17.1
Auto/Basic Lines (RE ) Insurance Premiums	10.9
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	14.3
Health Insurance Premiums	51.5
Revenues from Private Pension Plans Contributions	27.2
Revenues from Savings Bonds	21.1
Technical Provisions for Insurance, Private Pension Plans and Savings Bonds	30.6
Insurance and Private Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income on VGBL Premiums	31.6
Revenues from Unrestricted Benefits Generating Plans (PGBL) Contributions	23.1
Private Pension Plan Investment Portfolios	34.8
Credit card – Source: ABECS
Credit Card revenue	21.6
Leasing - Source: Brazilian Association of Leasing Companies (ABEL)
Leasing operations	19.2
Consortiums – Source: Central Bank
Real Estate	27.3
Auto	25.1
Trucks, Tractors and Agricultural Implements	16.7
International Area – Source: Central Bank
Export Market	24.8
Import Market	19.5

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7.3 – Information on products and services relating to the operational segments

ii) Competitive conditions in markets

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services market are highly competitive and have been through an intensive consolidation process in the past few years.

In 2009, Banco do Brasil concluded its acquisition of shareholder control of Banco Nossa Caixa, which belonged to the São Paulo State government, and entered into a strategic partnership through which it became the holder of 49.9% of voting capital and 50.0% of total Capital Stock of Banco Votorantim, thus again becoming the largest Brazilian bank in terms of total assets.

In 2008, there were two large mergers and acquisitions in the Brazilian market:

  Banco Santander's acquisition of the ABN AMRO Real conglomerate's Brazilian operations, making Santander the third largest private bank in Brazil; and
  The merger of Banco Itaú and Unibanco, resulting in the second largest Brazilian bank in terms of assets.

As of December 31, 2010, publicly owned financial institutions held 41.5% of the national financial system's assets, followed by private sector locally owned financial institutions (taking into consideration financial conglomerates) with a 40.7% share and foreign-controlled financial institutions, with a 17.8% share.

Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

As of December 31, 2010, there were 165 financial conglomerates comprised of multiple-service and commercial banks (including Caixa Econômica Federal), providing a full range of commercial banking activities, such as consumer finance, investment banking, brokerage services, leasing, savings and loans and other financial services in Brazil. For further information on risks related to competition, see "Item 3.D. Risk Factors-Risks Relating to Bradesco and the Brazilian banking industry - The increasingly competitive environment in the banking and insurance segments in Brazil may negatively affect the prospects of our business."

The Brazilian credit card market is highly competitive, with approximately 153 million credit cards issued as of December 31, 2010, according to ABECS. Our primary competitors are Banco do Brasil, Banco Itaú Unibanco, Citibank and Santander. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

Credit cards have a competitor in the form of post-dated checks, a popular means of postponing payment in Brazil in which customers pay for merchandise and services with future dated bank checks, in effect allowing payment by installments over a longer term. Because of their convenience and growing acceptance, we believe credit cards will gradually replace post-dated checks.

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers and large banks. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Brazil's asset management industry ended 2010 with R$1.7 trillion under management, thus showing nominal growth of 16.8% on 2009. The variation was mainly due to:

  a significant net inflow of R$25.6 billion into multimarket funds and R$38.0 billion in fixed-income funds;
  year-round growth in funding for open pension plans, which closed 2010 with a positive balance of R$19.2 billion; and
  consolidation of the structured investment funds market, such as receivables funds (FIDCS), private equity and real estate funds.

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7.3 – Information on products and services relating to the operational segments

By end-2010, the funds industry was at its highest level in volume terms since the 2008 financial crisis. However, in terms of funding, corporate and institutional client segments were showing the highest growth, whereas the retail segment has been redeeming more in recent years and funds have been lost to other types of investments such as bank deposit certificates (CDBs) and savings accounts. Our main competitors are Banco do Brasil, Banco Itaú Unibanco, Caixa Econômica Federal and Santander. Grupo Bradesco de Seguros e Previdência, the leading insurance company in the Brazilian market with a 24.5% market share, faces increased competition from a number of Brazilian and multinational corporations in all types of insurance business.

As of December 31, 2010, our principal competitors were Banco do Brasil, Itaú Unibanco Seguros S.A., Sul América Cia. Nacional Seguros, Porto Seguros Cia. de Seguros Gerais, Santander Seguros, Caixa Seguros and HSBC Seguros, which accounted for a combined total of approximately 56.8% of all premiums generated in the market, as reported by SUSEP. Although nationwide companies underwrite the majority most insurance business, we also face competition from local and regional companies, particularly in the health insurance segment, where they are able to operate at lower cost, or specialize in providing coverage for specific risk groups.

Competition in the Brazilian insurance industry changed drastically in the past few years as foreign companies started to form joint ventures with Brazilian insurance companies with more experience for the local market. For example, the Dutch Group ING acquired an interest in one of the Sul América Group companies. Hartford operates in Brazil through a joint venture with the Icatu Group. AXA, Allianz, ACE, Generalli, Tokio Marine and other international insurers offer products in Brazil through their own local facilities.

We believe that the principal competitive factors in this area are price, financial stability, name recognition and services. At the branch level, we believe competition is primarily based on the level of services, including the handling of claims, level of automation and development of long-term relationships with individual clients. We believe that our ability to distribute insurance products through our branch network gives us a competitive advantage over most other insurance companies. Because most of our insurance products are offered through our retail banking branches, we benefit from certain cost savings and marketing synergies compared with our competitors. This cost advantage could become less significant over time, however, as other large private banks begin using their own branch networks to offer insurance products through exclusive agents.

The monetary stabilization brought by the Real Plan stimulated the pension plan sector and the Brazilian market attracted new international players, such as Principal, which created Brasilprev in association with Banco do Brasil; Hartford, through a joint venture with the Icatu Group; ING, through a partnership with Sul América; MetLife; Nationwide and others.

In addition to monetary stability, factors contributing to heightened competition were favorable tax treatment and the prospects of more far-reaching reform of Brazil’s social security system.

Bradesco Vida e Previdência is currently the pension plan market leader with 34.8% of total assets under management in the sector, according to Fenaprevi.

We believe that the Bradesco brand name, together with our extensive branch network, strategy, our record of being in the forefront and our product innovation, are our competitive advantages.

The certificated savings plans market has been competitive since 1994, when exchange rates became more stable and inflation came under control. As of December 31, 2010, Bradesco Capitalização was second in the industry ranking with 21.1% of revenues from certificated savings plans and 21.6% in terms of technical provisions, according to SUSEP.

Our principal competitors in the certificated savings plans sector are Brasilcap Capitalização S.A., Itaú Unibanco Capitalização S.A., Caixa Capitalização S.A, Sul America Capitalização, Santander Capitalização S.A. and Icatu Hartford Capitalização S.A. The principal competitive factors in this industry are offering low-cost products with more frequent prize draws, security, financial stability and brand recognition.

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7.3 – Information on products and services relating to the operational segments

c) Seasonality

Due to the specific characteristics of some products and services of the issuer, such as consumer finance segment, particularly credit card, in general, they are impacted by the effect of seasonality at certain periods or circumstances, such as final year. Other factors such as number of weekdays in the month, holidays, vacation periods, tax payments or receive of 13en bonus, can influence products and services such as loans, use of credit cards and / or demand for investments. It is noteworthy that despite this influence, these factors have no significant impact on the income of the issuer.

e)     Main raw materials, stating:

i)     description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

Bradesco hires suppliers and establish business relationships with partners that operate with ethical standards compatible with the organization, through a strict selection process and not negotiate with those who, verifiably, disrespect the provision of its Code of Ethical Conduct, and also guided its business relationship by the Sectorial Code of Ethical Conduct for the Purchasing Professional.

The Bank also has a program relationship with strategic suppliers to discuss about revaluation of the supply chain of the total acquisition cost, optimization of products, innovation and sustainability. There are regular meetings with executives of the Bank and suppliers, which established objectives and monitoring the results of actions taken.

ii) Any dependence on a small number of suppliers:

Not applicable. Bradesco has no dependence on suppliers to perform its activities.

iii) Possible volatility affecting its prices:

The prices volatility, as resources for loans, interest rates charged on products, among others, rely on macroeconomic conditions and market rates.

If there is expected growth rate of inflation, the Central Bank may increase the base interest rate, increasing, consequently, interest rates for loans. Another factor that can enhance loans is the increase in delinquency rate for customers. Moreover, variations in tax rates on loans also make these operations more expensive.

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7.4 – Customers accounting for more than 10% of total net revenues

Bradesco does not have any customers that account for more than 10% of the institution's total net revenues.

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7.5 – Material effects of state regulation on business

a. need of governmental for the exercise of activities and historical relation with the public administration in order to obtain such autorizations.

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the Brazilian Monetary Council (CMN).

Principal regulatory agencies

CMN

CMN, currently the highest authority responsible for Brazilian monetary and financial policy, is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

  regulating lending by Brazilian financial institutions;
  regulating Brazilian currency issue;
  supervising Brazil's reserves of gold and foreign exchange;
  determining saving, foreign exchange and investment policies in Brazil; and
  regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to devise a new "Risk-Bases Supervision System" in order to: (i) identify risks to which the market is exposed; (ii) rank these risks by their potential for harm; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Additional measures necessary to implement this "Risk-Bases Supervision System" (SBR) have yet to be published by CMN.

Central Bank

The Central Bank is responsible for:

  implementing currency and credit policies established by the CMN;
  regulating and supervising public and private sector Brazilian financial institutions;
  controlling and monitoring the flow of foreign currency to and from Brazil; and
  overseeing the Brazilian financial markets.

The Central Bank’s chairperson is appointed by the president of Brazil for an indefinite term of office, subject to approval by the Brazilian Senate.

The Central Bank supervises financial institutions by:

  setting minimum capital requirements, compulsory reserve requirements and operational limits;
  authorizing corporate documents, capital increases and the establishment or transfer of principal places of business or branches (in Brazil or abroad);
  authorizing changes in shareholder control of financial institutions;
  requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial statements; and

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  requiring full disclosure of credit and foreign exchange transactions, import and export transactions and other directly related economic activities.

CVM

The CVM is responsible for regulating the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

The CVM is responsible for the supervision and regulation of equity funds. In addition, since November 2004, the CVM has had authority to regulate and supervise fixed-income asset funds. For more information, see "Regulation and Supervision -Asset management regulation."

Banking regulations

Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

may not operate without the prior approval of the Central Bank and in the case of foreign banks, authorization by presidential decree;
may not invest in the equity of any other company beyond regulatory limits;
may not lend more than 25.0% of its reference shareholders’ equity to any single person or group;
may not own real estate, except for its own use; and
may not lend to or provide guarantees for:
-	any individual that controls the institution or holds, directly or indirectly, more than 10.0% of its share capital;
-

any entity that controls the institution or with which it is under common control, or any officer, director or member of the fiscal council and Audit Committee of such entity, or any immediate family member of such individuals;

-	any entity that, directly or indirectly, holds more than 10.0% of its shares (with certain exceptions);
-	any entity that it controls or of which it directly or indirectly holds more than 10.0% of the share capital;
-	any entity whose management consists of the same or substantially the same members as its own executive committee; or
-

its executive officers and directors (including their immediate families) or any company controlled by its executive officers and directors or their immediate families or in which any of them, directly or indirectly, holds more than 10.0% of share capital.

The restrictions with respect to related party transactions do not apply to transactions entered into by financial institutions in the interbank market.

Capital adequacy and leverage

Brazilian financial institutions are subject to a capital measurement and standards based on a weighted risk-asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. The Basel Accord requires banks to have a capital to risk-weighted assets ratio of at least 8.0%. At least half of total capital must consist of Tier I capital. Tier I, or core, capital corresponds to shareholders' equity less certain intangibles. Tier II capital includes asset revaluation reserves, and contingency reserves and subordinated debt, subject to certain restrictions. Tier II capital must not exceed Tier I capital.

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CMN requirements differ from the Basel Accord in some respects. Among other differences, the CMN:

  requires minimum capital of 11.0% of risk-weighted assets;
  does not permit contingency reserves to be considered as capital;
  requires fixed assets in excess of limits imposed by the Central Bank to be deducted from capital;
  requires additional capital in relation to off-balance-sheet interest rate and foreign currency swap transactions and for certain loans utilizing third party funds;
  when determining shareholders' equity, financial institutions may deduct costs, including taxes, incurred in connection with swap transactions used to hedge short positions associated with investments outside Brazil; and
  assigns different risk weightings to certain assets and credit conversion values, including a risk weighting of 300.0% on deferred tax asset for income and social contribution taxes but not for those arising from temporary differences which have a weighting of 100.0%.

In October 2009, the Central Bank reduced minimum capital requirements from 11% to 5.5% on loans to micro and small companies that are backed by one of the two guarantee funds created by the government in 2009 with a R$4 billion budget.

Financial institutions are also required to maintain their reference shareholders’ equity at a certain level. A financial institution’s reference shareholders’ equity is the sum of its Tier I and Tier II capital and is used to determine its operational limits. For purposes of CMN adjustments, financial institutions may deduct costs, including taxes, incurred in connection with swap transactions to hedge short positions associated with investments abroad. In July 2008, the Central Bank issued certain rules to include the operational risk of financial institutions amongst the factors to be considered in the calculation of reference shareholders’ equity. In December 2009 the Central Bank established a single indicator for calculating the portion of capital to be maintained by financial institutions to cover, when needed, the operational risk for a non-financial company belonging to the conglomerate. In June 2010, the Central Bank issued rules amending the formula used to calculate required reference shareholders’ equity, which in practice led to higher levels of net equity being required of financial institutions and this will be in force as of 2012. The Central Bank says the purposes of this change include bolstering the robustness of financial institutions in terms of their ability to weather a global crisis. As of February 17, 2011, the Central Bank issued guidelines and a timetable for implementing the recommendations of the Basel Committee on Banking Supervision concerning capital structure and liquidity requirements (Basel III), which initial phase, concerning the reformulation of normative about liquidity data, shall be regulated until December 2011.

Financial institutions, excepting credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating.

Under certain conditions and within certain limits, financial institutions may include subordinated debt when determining their capital requirements in order to calculate their operational limits, provided that this subordinated debt complies fulfills the following requirements:

  it must be previously approved by the Central Bank;

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7.5 – Material effects of state regulation on business

  it must not be secured by any type of guarantee;
  its payment must be subordinated to the payment of other liabilities of the issuer in the event of dissolution;
  it cannot be redeemed by act of the holder;
  it must have a clause allowing postponement of the payment of interest or redemption if this would cause the issuer to fail to comply with minimum levels of reference shareholders’ equity or other operational requirements;
  it must be nominative if issued in Brazil, and if issued abroad may be in any other form permitted by local legislation;
  if issued abroad, it must contain a clause for elected jurisdiction;
  it must have a minimum term of five years before redemption or amortization;
  it must be paid in cash; and
  its payment cannot be secured by any type of insurance any instrument that requires or permits payments between the issuer and the borrowing institution or that affects the subordinated status of the debt.

Brazilian financial institutions may elect to calculate their capital requirements on either a consolidated or an unconsolidated basis.

Risk Weighting

In October 2010, the Central Bank issued instructions consolidating risk factor weightings applied to different exposure levels, for the purposes of calculating reference shareholders’ equity required. Under these rules, the following factors must be applied:

(i)	0% to amounts held in cash or securities issued by Brazil's Treasury or the Central Bank, except for those related to repurchase agreements;
(ii)	20% to demand deposits held in banking institutions, rights related to certain transactions with cooperatives, and repurchase agreements for securities issued by the Treasury or the Central Bank;
(iii)	50% to time deposits in financial institutions not subject to special arrangements, exposures for which underlying assets are securities issued by them, interbank deposits and credit commitments undertaken;
(iv)

100% to investments in shares of investment funds, other securities in repurchase agreements, sureties, guarantees, co-obligations and collaterals provided, and transactions for which there is no specific weighting factor;

(v)

300% to exposures related to tax credits not excluded for purposes of calculating reference shareholders’ equity (except for deferred tax assets arising from temporary differences), for which a 100% weighting factor applies.

In December 2010, the Central Bank issued instructions applying a 150% risk weighting factor to exposures relating to loans and financial leasing agreements for individuals as of December 6, 2010, with certain exceptions to this rule (including rural credit, payroll-deductible loans for not more than 36 months, certain financing or leasing agreements for vehicles or homes).

Reserve requirements

The Central Bank periodically sets compulsory reserve and related requirements for Brazilian financial institutions. The Central Bank uses reserve requirements as a mechanism to control liquidity in the Brazilian Financial System. Historically, the reserves against demand deposits, savings deposits and time deposits have accounted for almost all amounts required to be deposited with the Central Bank. In December 2010, the Central Bank raised compulsory deposit and reserve requirements, and reduced any deductions applicable. In addition, the Central Bank introduced

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higher compulsory deposits and reserve requirements for savings, demand, and time deposits. For a summary of current compulsory reserve requirements applicable to demand deposits, savings deposits and time deposits, see "Deposit taking activities."

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its reference shareholders’ equity. In addition, if its exposure is greater than 5.0% of its adjusted net worth, the financial institution must hold additional capital at least equivalent to 100.0% of its exposure. Since July 2, 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

In the past, the Central Bank has imposed restrictions on other types of financial transactions. These compulsory deposit requirements are no longer in effect, but they may be re-imposed in the future, or similar restrictions may be instituted. At the beginning of 2008, the Central Bank determined a new compulsory deposit requirement relating to deposits of leasing companies. Our leasing company invests most of its cash available for immediate investment in interbank deposit accounts with us. For more information on Central Bank restrictions.

Asset composition requirements

Brazilian financial institutions may not allocate more than 25.0% of their reference shareholders’ equity to loans (including guarantees) to the same client (including client's parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their reference shareholders’ equity.

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their reference shareholders’ equity.

CMN issued rules in October 2008 requiring financial institutions to record: (i) rights on assets used for maintaining the institution's activities, including rights resulting from transactions that have transferred the benefit, risks and control of these assets to the institution, except for those covered by leasing agreements, in fixed assets; and (ii)restructuring expenses that effectively result in an increase in income of more than one fiscal year and do not constitute merely a reduction in costs or greater operational efficiency, in deferred assets. A subsequent rule further defined intangible assets, such as vested rights on non-material assets used for maintaining the institution's activities, including those corresponding to payroll services, income, salary, wages and retirement and pension payments, among others.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's shareholders' equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its reference shareholders’ equity. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution's reference shareholders’ equity. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

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Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the onlending transaction must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

Furthermore, the amount of the loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank's Circular 3,434/09, the total of loans made against these funds must be delivered to the Central Bank as collateral, as a condition for the release of the amount to the financial institution.

Foreign currency position

Transactions in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank to operate in the foreign exchange market.

As of March 2005, the previously existing "Commercial" and "Floating" were unified under a single foreign currency exchange regime ("Exchange Market"), in which all foreign exchange currency transactions are concentrated. The unified Exchange Market provides for settlement in foreign currency of any commitments in reais contracted between individuals and/or legal entities resident in Brazil and individuals or legal entities resident abroad, by submitting the relevant documentation.

Access to the Exchange Market may be granted by the Central Bank to commercial banks, multiple banks, investment banks, development banks, savings and loans entities, financing and investment associations, brokerage firms, securities dealers, travel agencies and tourist hospitality organizations accepting foreign currency. However, the agents that on March 4, 2005, were allowed to operate in the Commercial and Floating Markets, were automatically allowed to operate in the Exchange Market.

     The Central Bank currently does not impose limits on long positions in forex (i.e., in which the aggregate amount of foreign currency purchases exceeds sales) of banks authorized to operate in the Exchange Market. As of December 2005, the Central Bank no longer limited short positions in forex (i.e., in which the aggregate amount of foreign currency purchases is less than sales) for banks authorized to operate in the Exchange Market.

Pursuant to CMN regulations, the investment abroad of available funds in foreign currency must be limited to (i) securities issued by the Brazilian government; (ii) securities issued by foreign governments; (iii) securities issued by financial institutions, or entities under their responsibility; and (iv) time deposits in financial institutions.

In March 2010, the Central Bank continued with the process of simplifying foreign exchange rules by consolidating existing rules and revoking others. These changes were designed to provide further transparency and standards for cross-border foreign exchange transactions, and may be divided into three main categories:

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7.5 – Material effects of state regulation on business

i)

Consolidation of rules for foreign capital: registration of foreign direct investment, foreign credits, royalties, transfer of technology and leasing. Financial transfers from and to foreign countries will follow the general rules applicable to the Brazilian foreign exchange market, including the principles of legality, economic rationale and supporting documentation. Additionally, the need for specific authorizations or prior statements from the Central Bank has been eliminated and there is no need to provide information that the Central Bank may obtain elsewhere.

ii)

Rules for sale of depositary receipts abroad: companies that issue depositary receipts have the option of keeping the proceeds abroad. This option, however, does not apply to financial institutions. Therefore, our procedures in this respect remain unchanged.

iii)	Simplification of foreign exchange rules: several changes have been implemented to boost competition in the international transfer of funds and offer of banking services.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank issued specific rules that became effective on February 1, 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank and by the CVM. Specifically, cross-border derivative transactions must: (i) be registered within 2 business days and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In February 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In December 2010, to facilitate management of derivatives-related risk incurred by financial institutions, the Central Bank stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

Treatment of credit operations

According to the Central Bank, financial institutions are required to classify their loans into nine categories, ranging from AA to H, based on their risk. These credit classifications are determined in accordance with Central Bank criteria relating to:

  the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and
  the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

In the case of corporate borrowers, the nine categories that we use are as follows:

Rating	Our	Bradesco Concept
Classification
AA	Excellent	First-tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company or group, regardless of size, with good economic and financial positioning.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting information, under risk management.

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A loan may be upgraded if it has credit support or downgraded if in default.

Collection of doubtful loans is classified according to the loss perspective, as shown below:

Rating	Bradesco Classification
E	Deficient
F	Bad
G	Critical
H	Uncollectible

In the case of transactions with individuals, we have a similar nine-category ranking system. We grade credit based on data including the individual's income, net worth and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to evaluate the loans portfolios, on a monthly basis, to conform their provision for loan losses. In general, banks review the loans classifications annually. However, a review is made every six months for loans extended to a single client or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's reference shareholders’ equity. Past due loans are reviewed monthly.

Financial institutions should maintain a credit risk management structure compatible with the nature of their transactions and with the complexity of products and services offered, which should also be proportional to the institution's credit risk exposure.

The regulations establish maximum risk classifications for Past due loans, as follows:

Maximum Classification
Number of Days Past Due (1)
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H

(1) These time periods are doubled in the case of loans with maturities in excess of 36 months.

     Financial institutions are required to determine monthly, whether any loans must be reclassified as a result of these maximum classifications. If so, they must adjust their regulated accounting provisions accordingly.

     The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the credit operation, as follows:

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Classification of Loan	Minimum Provision (%)
AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H(1)	100.0

(1) Banks must write off any loan six months after its initial classification as an H loan.

Loans of up to R$50,000 may be classified by the financial institution's own evaluation method or according to the payment delay criteria described above.

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank, together with their financial statements. This information must include:

  a breakdown of the business activities and nature of borrowers;
  maturities of their loans;
  amounts of rescheduled, written-off and recovered loans;
  loan portfolio diversification by the loan classification; and
  non-performing loans.

The Central Bank requires authorized financial institutions to compile and submit their loan portfolio data in accordance with several requirements. The Central Bank may admit discrepancies in these statements of up to 5.0% per risk level and 2.5% in the reconciled total.

Brazilian clearing system

The Brazilian clearing system was regulated and restructured under legislation enacted in 2001. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions' credit and liquidity risks.

The subsystems in the Brazilian clearing system are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components to the system, set aside a portion of their assets as an additional guarantee for settlement of transactions.

Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

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Financial institutions and other institutions authorized by the Central Bank are also required under the new rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these procedures, institutions are required to:

  maintain and document criteria for measuring liquidity risks and risk management procedures;
  analyze economic and financial data to evaluate the impact of different market scenarios on the institution's liquidity and cash flow;
  prepare reports to enable the institution to monitor liquidity risks;
  identify and evaluate mechanisms for unwinding positions that could threaten the institution economically or financially and for obtaining the resources necessary to carry out such unwinds;
  adopt system controls and test them periodically;
  promptly provide the institution's management information and analysis for any liquidity risk identified, including any conclusions or measures taken; and
  develop contingency plans for handling liquidity crisis situations.

Financial institutions were positively affected by the restructuring of the Brazilian clearing system. Under the old system, in which transactions were processed at the end of the day, an institution could carry a balance, positive or negative, a situation which is no longer allowed. Payments must now be processed in real time, and amounts over R$5,000 may be covered by electronic transfers between institutions with funds available immediately. If a transaction is made using checks, an additional bank fee will be charged.

After a period of tests and gradual implementation, the new Brazilian clearing system started operating in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payments and clearing system.

Liquidation of financial institutions

In February 2005, the "New Bankruptcy Law" was approved, replacing the previous legislation that had been in effect since 1945. The main goal of the New Bankruptcy Law is to avoid viable companies being unable to honor their debt obligations. The New Bankruptcy Law seeks to do this by providing greater flexibility in plan reorganization strategies while giving creditors more guarantees. It also seeks to improve creditors' ability to recover through the judiciary system by promoting an agreement between the company and a commission comprised of creditors. The New Bankruptcy Law is not currently applicable to financial institutions, and, accordingly, Law No. 6,024/74 governing intervention in and administrative liquidation of financial institutions is still applicable to us.

Intervention

The Central Bank will intervene in the operations and management of any financial institution not controlled by the federal government if the institution:

  suffers losses due to mismanagement, putting creditors at risk;
  repeatedly violates banking regulations; or
  is insolvent.

Intervention may also be ordered upon the request of a financial institution's management.

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Intervention may not exceed twelve months. During the intervention period, the institution's liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

Administrative liquidation

The Central Bank will liquidate a financial institution if:

  the institution's economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;
  management commits a material violation of banking laws, regulations or rulings;
  the institution suffers a loss which subjects its unsecured creditors to severe risk; or
  if, upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank determines that the pace of the liquidation may impair the institution's creditors.

As a consequence of administrative liquidation:

  lawsuits pleading claims on the assets of the institution are suspended;
  the institution's obligations are accelerated;
  the institution may not comply with any liquidated damage clause contained in unilateral contracts;
  interest does not accrue against the institution until its liabilities are paid in full; and
  the statute of limitations with respect to the institution's obligations is tolled.

Temporary special administration regime

The temporary special administration regime, known as "RAET," is a less severe form of Central Bank intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

  repeatedly makes transactions contravening economic or financial policies under federal law;
  faces a shortage of assets;
  fails to comply with compulsory reserves rules;
  has reckless or fraudulent management; or
  has operations or circumstances requiring an intervention.

Repayment of creditors in liquidation

In the case of liquidation of a financial institution, employees' wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the FGC (Deposit Guarantee Fund) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions accepting deposits from clients.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by a customer against a financial institution (or against member financial institutions of the same

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financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. Since 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance.

In December 2010, the Central Bank issued Resolution 3,931/10 with new rules for taking time deposits with a special guarantee from the FGC. Under these rules, the maximum value of the balance of such deposits is limited to the greater of the following (with a maximum of R$5 billion): (i) the equivalent of twice the reference shareholders’ equity, calculated on the base date June 30 earning interest monthly at the Selic rate; (ii) the equivalent of twice the reference shareholders’ equity, calculated on December 31, 2008, earning interest monthly at the Selic rate as of May 1, 2009; and (iii) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank on June 30, 2008, earning interest monthly at the Selic rate as of May 1, 2009.

The same rule reduced the limit on taking time deposits with special FGC guarantees on the following schedule: (i) twenty percent (20%) from January 1, 2012; (ii) forty percent (40%) from January 1, 2013; (iii) sixty percent (60%) from January 1, 2014; (iv) eighty percent (80%) from January 1, 2015; and (v) one hundred percent (100%) from January 1, 2016.

Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

  their activities;
  their financial, operational and management information systems; and
  their compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. Management is also responsible for verifying compliance with all internal procedures.

Our bylaws include a provision for an internal controls and compliance committee composed of up to 12 members appointed by our Board of Directors.

Restrictions on foreign banks and foreign investment

The Brazilian constitution prohibits foreign financial institutions from establishing new branches in Brazil, except when duly authorized by the Brazilian government. A foreign bank duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government. However, foreign investors

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without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Circular No.

3,461, and subsequently in December 2010, through Circular No. 3,517, financial institutions must:

  keep up-to-date records regarding their customers;
  maintain internal controls and records;
  record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;
  keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;
  keep records of all check transactions; and
  keep records and inform the Central Bank of any cash deposits or cash withdrawals in amounts above R$100,000.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset convertible to money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least five years, unless the bank is notified that a CVM investigation is underway, in which case the five-year obligation may be extended. Pursuant to Circular No. 3,641, financial institutions must implement control policies and internal procedures. The policies must: (i) specify in an internal document the responsibilities of each of the organization's hierarchical levels; (ii) include the collection and registration of timely information about clients that makes it possible to identify the risks of occurrence of these crimes; (iii) define the criteria and procedures for selecting, training and monitoring the economic-financial status of the institution's employees; (iv) include a prior analysis of new products and services from the perspective of preventing these crimes; (v) be approved by the Board of Directors; and (vi) be broadly circulated internally. Current legislation allows us to develop internal procedures designed to identify any financial transactions or services that present a low level of risk of being used for money laundering or terrorist financing, which are exempted from the requirement to obtain clients' registration details.

Along with these policies, Circular No. 3,641/08 also establishes additional norms related to keeping registration information up-to-date, keeping records of politically exposed individuals, records of the beginning or continuation of business relations, records of financial services and transactions, records of deposits and clearance of checks deposited in other financial institutions, the use of fund transfer instruments, pre-paid card registrations, transfers of over R$100,000 in cash, and other transactions that require special attention.

Likewise, Circular No. 3,642/08 set forth rules to combat money laundering in international transfers, including more detailed operational information requirements for payment orders, such as the name and identification document of the parties involved, address and bank account when applicable. Financial institutions shall also adopt measures to learn about methods and practices used by their correspondents abroad so as to inhibit money laundering and terrorist financing practices, and report to government authorities whenever transactions with these characteristics are detected.

Brazilian regulations list a number of potential money-laundering transaction characteristics, such as: transactions involving amounts that are incompatible with the professional, shareholders' equity and/or earnings condition of the

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involved parties; operations evidencing default on behalf of third parties; transactions intended to create loss or gain with no economic grounds; transactions from or to countries or territories that do not apply the recommendations sufficiently or do not cooperate with the Brazilian financial activity control agencies; transactions paid in cash; transactions the complexity and risk level of which are inconsistent with the client's technical qualification; transactions involving non-resident parties, trustees and companies, private banking clients and politically exposed individuals.

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Circular No. 3,641/08, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, among others. Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial transactions involving politically exposed individuals; and (iv) pay special attention to people from countries with which Brazil maintains a high number of business and financial transactions, shared borders or ethnic, linguistic or political relations.

In addition, this CVM regulation contains special provisions to control and prevent the flow of funds derived from, or for financing, terrorist activities.

Also regarding the control of politically exposed individuals' activities and in light of the 2010 Brazilian elections for President, Governors, Senators, Federal and State Representatives, in March 2010 the Central Bank enacted rules that specifically address the opening, transacting with and closing of demand accounts for funds related to financing the 2010 election campaign. Those rules seek to avoid irregular use of said funds and illegal donations.

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. Certain exceptions apply to this obligation, however, such as: the sharing of information on credit history, criminal activity and violation of bank regulations, or disclosure of information authorized by interested parties. Banking secrecy may also be breached by court order when necessary for the investigation of any illegal act.

Government officials and auditors from the Brazilian Federal Revenue Service may also inspect an institution's documents, books and financial records in certain circumstances.

In October 2008, the Central Bank broadened the reach of its rules for controlling financial transactions related to terrorism, so that operations carried out on behalf of, services provided to, or access to funds, other financial assets or economic resources belonging to or directly or indirectly controlled by, the following individuals or entities were required to be immediately reported to the Central Bank: (i) Osama Bin Laden, members of the Al-Qaeda organization, members of the Taliban and other individuals, groups, companies or entities connected with them; (ii) the former government of Iraq or its agencies or companies located outside of Iraq, as well as funds or other financial assets that might have been withdrawn from Iraq or acquired by Saddam Hussein or by other former Iraqi government senior officials or by the closest members of their families, including companies owned by, or directly or indirectly controlled by them or by individuals working for them or under their management; and (iii) individuals perpetrating or attempting to perpetrate terrorist actions or who take part in or facilitate such acts, entities owned or directly or indirectly controlled by such individuals, as well as by individuals and entities acting on their behalf or under their command.

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Change of independent accounting firm

Under Brazilian regulations, all financial institutions must:

  be audited by an independent accounting firm; and
  the specialist in charge, officer, manager or audit team supervisor must be periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank any event that may materially adversely affect the relevant financial institution's status.

In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm.

Auditing requirements

Because we are a financial institution registered with the local stock exchange, we are obliged to have our financial statements audited every six months in accordance with generally accepted accounting principles adopted in Brazil. Quarterly financial information filed with the CVM is subject to review by our independent accountants.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm's non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

The independent auditors must also declare to the audited company's management that their providing these services does not affect the independence and objectivity required for external auditing services.

In May 2003, the CMN enacted new auditing regulations matters applicable to all Brazilian financial institutions; and they were revised in November 2003, January and May 2004 and December 2005. Under these regulations, we are required to appoint a member of our management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this regulation, financial institutions having reference shareholders’ equity of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create an audit committee consisting of independent members. The number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' bylaws. Our Audit Committee has been fully operational since July 1, 2004. The Audit Committee is responsible for recommending to management which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. In October 2006, the CMN enacted stricter requirements to be followed by the members of the Board of Directors.

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As of July 1, 2004, we are required to publish a semi-annual audit committee report together with our financial statements. Our Audit Committee's first report was issued together with our financial statements for the second half of 2004.

In July 2007, the CVM enacted a rule requiring publicly held companies to adopt as of the fiscal year ended in 2010 international accounting standards, pursuant to rules issued by the International Accounting Standards Board (IASB). This will represent a change in our accounting practices, since our fiscal statements are currently prepared and disclosed in accordance with Brazilian and US GAAP. A similar rule was issued by the CMN in September 2009 specifically for financial institutions, according to which consolidated financial statements must include the opinion of an independent auditing company on the compliance of such statements with the pronouncements issued by the IASB. Pursuant to Circular No. 3,472/09, financial statements must be published within ninety days of December 31 of the corresponding fiscal year and be prepared by the parent company of the group of consolidated entities.

With regard to interim consolidated financial statements, the Central Bank issued, in May 2010, a resolution determining that financial institutions organized as corporations (sociedades anônimas), or required to set up auditing committees and publish their consolidated interim financial statements, must follow rules (pronouncements) issued by the International Accounting Standards Board (IASB), and must be translated into Portuguese by a Brazilian entity certified by the International Accounting Standards Committee Foundation (IASC Foundation).

In September 2009, the Central Bank issued rules setting criteria for auditors on the latter's preparation of reports on the quality and compliance of the internal controls systems, and on non-compliance with legal and regulatory provisions. These norms, amended in January 2010, state that in addition to their regular auditing functions, auditors must assess the following items: (i) control environment; (ii) risk identification and assessment; (iii) controls adopted; (iv) information and communication policies; (v) forms of monitoring and improvement and (vi) deficiencies identified.

Regulation of operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, Buenos Aires, Tokyo, the Cayman Islands, Hong Kong and Luxembourg. The Central Bank supervises Brazilian financial institutions' foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In all cases, we are subject to supervision by local authorities.

Asset management regulation

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Rule No. 409/04 consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank, and equity mutual funds were regulated by the CVM.

CVM Rule No. 409/04 became effective on November 22, 2004. Since then, all new funds created are subject to its rules, while previously existing funds had until January 31, 2005 to adapt to the new regulations.

Pursuant to CVM limits and our bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

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Securities and all other financial assets in the investment fund's portfolio, except for holdings in investment funds or in Mercosur, must be registered directly with specific custody deposit accounts opened in the name of the fund. Such accounts must be held in registration and clearance systems authorized by the Central Bank, or certain custody institutions authorized by the CVM.

In addition to the limitations specified in each financial investment fund's bylaws, they may not:

  invest more than ten per cent (10.0%) of their net assets in securities of a single issuer, if that issuer is (i) a publicly-held non-financial institution, or (ii) a federal, state, or municipal entity or (iii) another investment fund, except for equity funds;
  more than twenty percent (20.0%) of their net assets in securities issued by the same financial institution (including the fund administrator);
  invest more than five percent (5.0%) of their net assets if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank; and
  in the case of investment funds or fixed-income and multimarket participation funds, more than ten percent (10.0%) of their net assets in real estate investment funds, receivables investment funds or credit rights participation funds.

There are no limits when the issuer is the federal government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

Depending on the composition of their assets, investment funds and funds of funds are classified as follows:

  Short-term funds - These funds invest exclusively in public, federal or private bonds pegged to the Selic rate or another interest rate, or to a price indices, and have a maximum maturity of 375 days and an average portfolio period of less than 60 days. Short-term funds may use derivatives only to hedge their portfolios and may enter into repo agreements backed by federal government bonds;
  Referenced funds - their name must state their benchmark indicator on which the financial asset structure of their portfolio is based (1) at least 80.0% of their net assets, separately or together, must be invested in (a) bonds issued by the Brazilian National Treasury and/or the Central Bank or (b) fixed-income securities from low credit-risk issuers; (2) they stipulate that at least 95.0% of their portfolio must be composed of financial assets that directly or indirectly track the variation of a specified performance indicator (benchmark); and (3) they may use derivatives only for hedging cash positions, limited to the amount of the latter.
  Fixed-income funds - These funds have at least 80.0% of their asset portfolios directly related to fixed-income assets or synthesized through derivatives;
  Equity funds - These funds have at least 67.0% of their portfolio invested in shares listed and traded on exchange or in organized over the counter markets ;
  Forex funds - These funds have at least 80.0% of their portfolio invested in derivatives or other funds comprised of derivatives which hedge foreign currency prices;
  Foreign-debt funds - These funds have at least 80.0% of their net assets invested in Brazilian foreign- debt bonds issued by the federal government, and the remaining 20.0% in other debt securities transacted in the international market; and

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  Money market funds - These funds must have an investment policy that involves several risk factors, without a commitment to concentration in any particular factor or in factors differing from the other classes stipulated in the classifications of the funds listed above.

Qualified investor funds require a minimum investment of R$1 million per investor and are subject to concentration limitations per issuer or per type of asset (while obeying the investment parameters for type of fund as described above), as long as this is stated in their bylaws.

In addition, CVM Instruction No. 409/04 states that funds may hold financial assets traded abroad in their portfolios as follows: (i) for foreign-debt funds and qualified investor funds that stipulate this possibility, there is no limit; (ii) for multimarket funds, up to 20% of net assets; and (iii) for other funds, up to 10% of net assets.

Regulation of brokers and dealers

Broker and dealer firms are part of the national financial system and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil's stock exchanges and commodities and futures exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe BM&FBovespa rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

  with few exceptions, execute transactions that may be characterized as the granting loans to their clients, including the assignment of rights;
  collect commissions from their clients related to transactions of securities during the primary distribution;
  acquire assets, including real estate properties, which are not for their own utilization; or
  obtain loans from financial institutions, except for: (i) loans for the acquisition of goods for use in connection with the firm's corporate purpose; or (ii) loans for amounts not more than twice the firm's net assets.

Broker and dealer firms' employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

Leasing regulation

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the "Leasing Law") and related regulations issued periodically by the CMN. The Leasing Law states general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as regulator of the financial system, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

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Insurance regulation

Brazilian insurance business is regulated by Decree Law No. 73/66, as amended, which created two regulatory agencies, the National Private Insurance Council, which we call "CNSP," and SUSEP. SUSEP is responsible for implementing and overseeing CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may subscribe policies only through qualified brokers.

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity, rules for which were consolidated by SUSEP Resolution No. 226/10 solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

  act as financial institutions by lending or providing guarantees;
  trade in securities (subject to exceptions); or
  invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies, the conditions of their portfolios and the results of their operations with IRB, a quasi-public corporation controlled by the Brazilian government. Insurers must also meet certain capital requirements consolidated by SUSEP Resolution No. 227/10.

On January 16, 2007, Complementary Law No. 126 created a new policy for reinsurance (whereby underwriters obtain secondary insurance for the risks that they are insuring), retrocession and intermediation in Brazil. In practical terms, this law ended IRB's monopoly in reinsurance and retrocession with regulatory duties and activities originally attributed to IRB transferred to CNSP and SUSEP.

Under Complementary Law No. 126/07, the ceding party, (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession to the extent of the following percentages of risks ceded: (i) 60% in the first three years as of January 16, 2007 and (ii) 40% in subsequent years. Under SUSEP Resolution No. 225/10, insurance companies must have contracts with local reinsurers for at least 40% of ceded reinsurance in facultative or automatic contracts.

The new law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits. Insurance companies must also file unaudited monthly and audited quarterly, semiannual and annual reports with SUSEP.

SUSEP Resolution No. 224/10 prohibited the responsibility transfer in insurance, reinsurance or retrocession in Brazil for foreign affiliates.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow a special procedure administered by SUSEP, under CNSP Resolution No. 227/10. Financial liquidation may be either voluntary or compulsory. The Minister of Finance undertakes compulsory dissolutions of insurance companies.

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As was already the case in the ambit of entities subject to CMN, SUSEP promulgated rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions on notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities.

There is currently no restriction on foreign investment in insurance companies.

Health insurance

Private health insurance and health plans are currently regulated by Law No. 9,656/98, as amended, which we refer to as the "Health Insurance Law," containing general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers. The Health Insurance Law establishes, among other things:

  mandatory coverage of certain expenses, such as those arising from preexisting conditions;
  prior conditions for admission to a plan;
  the geographical area covered by each insurance policy; and
  the pricing criteria plans may use.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2002, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2002, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

Private pension plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

Open pension plans and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 1, 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. For more information, see "-Regulation and Supervision-Asset Management Regulation."

Regulation of Internet and electronic commerce

The Brazilian Congress has not enacted any specific legislation regulating electronic commerce. Accordingly, electronic commerce remains subject to existing laws and regulation on ordinary commerce and business transactions.

There are currently several bills dealing with Internet and electronic commerce regulation in the Brazilian congress. The proposed legislation, if enacted, would recognize the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement and make or accept an offer through electronic messages.

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The CVM approved new regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers' web pages must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Taxation

IOF Tax on Financial Transactions

Tax on Financial Transactions (Imposto Sobre Operações Financeiras, or IOF) is a tax on lending, foreign exchange, insurance and trading in securities. The Minister of Finance sets the rate of the IOF subject to a 25.0% ceiling. Although the taxpayer is the one conducting the financial transaction subject to taxation, the tax is collected by the financial institution involved.

In January 2008, the Brazilian government raised the IOF rate on certain transactions to offset lost revenue due to the abolition of CPMF tax.

IOF may be levied on a variety of forex transactions, including the conversion of Brazilian currency into any foreign currency for the payment of dividends and repatriation of capital invested in our ADSs. The general IOF rate on forex transactions is 0.38%, but 0% on forex transactions of an interbank nature or for the payment of dividends and interest on shareholders’ capital to foreign investors. The IOF rate was also reduced to 0% for converting incoming funds or funds leaving the country as of October 2008 in the form of foreign borrowing or financing.

In October 2009, in order to curb the appreciation of the real, the Brazilian government raised the IOF rate on forex transactions from 0% to 2% for foreign investors in the Brazilian financial and capital markets. Forex transactions for funds leaving the country continue to pay a rate of 0%, and there is currently no restriction as to the date of funding.

Besides the case of investments in financial markets and capital, the main exchange transactions that are subject to IOF and their rates are described below:

  a rate of 5.38% applies to foreign loan to the Brazilian currency with a maturity less than 90 days;
  a rate of 2.38% applies to foreign exchange transactions for the purchase of products with credit cards; and
  a rate of 0% for foreign exchange rate transactions related to revenues entering Brazil from exports of goods and services.

IOF tax may also be charged on issues of securities, including transactions on Brazilian stock, futures or commodities exchanges. The IOF rate levied on preferred share transactions in general is currently 0%. The Minister of Finance, however, has the legal authority to raise the rate to a maximum of 1.5% per day of the amount of taxable transactions during the period in which the investor holds securities, but only to the extent of gains made on the transaction, and not retrospectively.

In November 2009, the Brazilian government made use of this prerogative to raise the IOF rate from 0% to 1.5% on transactions assigning shares of any type (including preferred shares) traded on a stock exchange in Brazil, with the specific purpose of backing an ADS issue.

Reference Form – 2011 – BANCO BRADESCO S.A.

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7.5 – Material effects of state regulation on business

On December 30, 2010, Brazil's tax authorities published instructions lowering the rate of IOF tax on foreign exchange transactions. This new provision consolidated the general rate of IOF on foreign exchange transactions at 0.38%, while maintaining the rate of 6.0% on investments in financial and capital markets, but increasing the cases subject to IOF at a rate of 2.0%, as of January 1, 2011.

The following foreign exchange transactions start paying IOF tax at the 2.0% rate under the new legislation:

  foreign exchange transactions settled as of January 1, 2011 by foreign investors' funds entering Brazil, including those doing so through simultaneous transactions, for acquisition of shares in private equity funds, emerging company funds, and funds of funds duly incorporated and authorized by the Brazilian Securities Commission;
  settlement of simultaneous foreign exchange transactions, contracted as of January 1, 2011, for the purpose of funds entering due to cancellation of depositary notes, for investment in shares traded on exchange; and
  settlement of simultaneous foreign exchange transactions, contracted as of January 1, 2011, for funds entering Brazil arising from altered arrangements for foreign investors, direct investment, investment in shares traded on exchange.

IOF is levied on all types of loan transactions, including overdrafts, at a rate of 0.0041% per day on the principal. Until November 2008, the rate applicable to amounts borrowed by individuals was 0.0082%. In those loan transactions in which the principal amount is not determined prior to the transaction, in addition to the principal, IOF tax is also levied on interest and other charges at the same rate. In any case, IOF tax is subject to a maximum rate of 1.5% in any one year.

Additionally, since January 2008, credit transactions are subject to IOF at an additional rate of 0.38%, regardless of the transaction term and regardless of whether the borrower is an individual or corporate entity.

IOF tax is levied on insurance transactions at a rate of:

  0%, in the case of reinsurance or mandatory insurance pertaining to housing finance provided out by an agent of the housing finance system, export transactions, international transportation of goods, aviation insurance or premiums designated to fund life insurance plans containing life coverage; or
  0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;
  2.38% private health insurance business; and
  7.38% of premiums paid, in the case of other segments of insurance.

IOF is also charged on gains from transactions with terms of up to 30 days for sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares in financial investment funds, equity funds or investment clubs. For more information on financial investment funds and equity funds, see "-Regulation and Supervision-Asset management regulation." The maximum rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0% for the following types of transactions:

  transactions carried out by financial institutions and other institutions authorized by the Central Bank as principals;

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7.5 – Material effects of state regulation on business

  portfolio transactions carried out by mutual funds or investment clubs;
  transactions in equity markets, including stock, futures and commodities exchanges and similar entities; and
  redemptions of shares in equity funds.

Income tax and social contribution on profits

Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net profits, known as "Social Contribution" or "CSLL." Current year and deferred income tax charges are calculated based on the rates of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240,000. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Current year and deferred social contribution tax is calculated based on a general rate of 9.0% of adjusted net income. However, since May 2008, financial institutions and affiliated companies have been taxed at a rate of 15.0%.

Companies are taxed based on their worldwide income rather than income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits. A Brazilian entity is allowed to offset income tax paid abroad against tax on the same income due in Brazil (i) under double taxation agreements (ii) up to the amount of Brazilian income taxes charged the same income, if there is reciprocal treatment between Brazil and the country where the profit or gain was obtained, as in the case of the United States. Profits computed at the end of each year by an offshore entity which is a branch, subsidiary or affiliate of a Brazilian entity are regarded as available to the Brazilian entity and therefore subject to income tax in Brazil.

Profits or dividends generated and paid by Brazilian entities since 1996 are not subject to withholding income tax, nor are they included in the calculation of income tax for the corporate or individual a beneficiary domiciled in Brazil or abroad.

Since payment of dividends is not tax deductible for the corporation distributing them, Brazilian legislation allows an alternative means of remunerating shareholders in the form of "interest on shareholders’ capital" which may be deducted from taxable income. This deduction is limited to the product of (i) the pro rata die variation of the long-term interest rate announced by the Brazilian government, known as the "TJLP", times (ii) the corporation's shareholder equity calculated in accordance with generally accepted accounting principles in Brazil, not exceeding:

  50.0% of net income (before the above distribution and any deductions for income taxes) for the year in respect of which the payment is made, in accordance with generally accepted accounting principles in Brazil; or
  50.0% of retained earnings for the year prior to the year in which payment is made, in accordance with generally accepted accounting principles in Brazil.

Distributions of interest on shareholders’ capital paid to holders of preferred shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, are subject to Brazilian withholding tax at a rate of 15.0%, except for payments to (i) persons exempt from tax in Brazil or (ii) persons situated in tax havens in which case, payments are subject to income tax at a rate of 25.0%.

Tax losses of Brazilian companies accrued in prior years may offset income from future years up to 30.0% of annual taxable income.

Reference Form – 2011 – BANCO BRADESCO S.A.

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7.5 – Material effects of state regulation on business

Gains realized by persons resident in Brazil on any disposition of preferred shares in Brazilian stock exchanges or similar markets are generally taxed at the following rates:

  20.0% if the transaction is "day-trade" on a stock exchange; or
  15.0% for all other transactions.

In addition, persons resident in Brazil who trade on exchange, or in commodities, futures or similar markets, except for day-trades, are subject to a withholding income tax of 0.005% as follows:

  in the futures market, the sum of the daily adjustments, if positive, determined when closing out the position, in advance or on settlement date;
  in the options market, the result, if positive, of the sum of the premiums paid and received on the same day;
  for forward contracts, which provide for delivery of assets on a set date, the difference, if positive, between the forward price and cash price on delivery date;
  with respect to forward contracts for financial settlement, the settlement amount as specified by the contract; and
  for the spot market, the sale value of shares, gold, financial assets or other securities traded therein.

This taxation system was created in order to facilitate the Brazilian tax authority's supervision of transactions in the financial and capital markets. Withholding income taxes as mentioned above may be (i) deducted from income tax levied on net monthly gains; (ii) offset with tax due in subsequent months; (iii) offset in annual income tax declaration of adjustment (if there is withheld tax to be returned); or (iv) offset with the outstanding withholding income tax due on capital gains from the sale of shares.

Brazilian residents day-trading on stock, commodities or futures exchanges, or similar markets, are also subject to an additional withholding tax similar to the above, but the rate is 1%. This tax may also be (i) deducted from the income tax levied on net monthly profit or (ii) offset with income tax due in following months (if there is any withheld tax accounted for in the balance).

Gains on disposition of preferred shares in Brazil by investors who reside in a jurisdiction deemed to be a "tax haven" under Brazilian law (any country that (i) does not charge income tax, (ii) charges income tax at a rate of less than 20.0% or (iii) a country whose corporate law opposes confidentiality on ownership of corporate entities) are subject to the same rates applicable to holders resident in Brazil, as previously described.

Gains obtained on disposition of preferred shares in Brazil by holders who are resident overseas, in a country that, according to Brazilian laws, is not deemed a tax haven, are exempted from Brazilian tax if:

  proceeds obtained from the disposition of shares were remitted from Brazil within five business days of the cancellation of the ADSs, which were represented by the shares sold; or
  the foreign investment in preferred shares is registered with the Central Bank pursuant to Resolution No. 2,689/00.

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7.5 – Material effects of state regulation on business

Otherwise, the same treatment afforded residents in Brazil will be applicable.

There is zero income tax rate on income from transactions involving Brazilian government bonds purchased as of February 2006, except those for which buyers enter into resell agreements under CMN rules and conditions. This zero income tax rate is also applicable to income of non-residents that invest in shares of investment funds exclusively for non-resident investors, if their portfolio is at least, 98% government bonds. This zero tax rate is not applicable if the beneficiary is resident or domiciled in a country deemed a tax haven.

The income tax rate is also zero, under certain conditions, on income from investments in private equity investment funds, funds of funds and emerging markets investment funds in if income is paid, credited, delivered or remitted to individual or collective beneficiaries resident or domiciled abroad (except tax havens), whose investments in Brazil are in compliance with CMN regulations and conditions. These funds must comply with CVM regulations on limits for portfolio composition, diversification and investment rules in order to benefit from the zero income tax rate.

Income of Brazilian residents from redemption, sale or amortization of shares in investment funds, private equity funds, funds of funds and emerging markets investment funds, including income resulting from liquidation of the fund, is subject to an income tax rate of 15% on the positive difference between redemption or sale value and acquisition cost.

In December 2008, the Brazilian government created the Transition Tax Regime ("RTT") to neutralize the impact of the new accounting methods and criteria introduced in December 2008, as part of Brazil's adoption of international accounting rules. The adoption of RTT which, will be in force until law governing the tax effects of the new accounting methods and criteria becomes effective, was optional for 2008 and 2009 but became mandatory in 2010 fiscal year, including for purposes of determining the social contribution, PIS and COFINS. We have elected to adopt the RTT for fiscal year 2008.

In June 2010, legislation introduced thin capitalization rules, and limited deduction for interest paid or credited by a Brazilian company to (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying, and (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime.

In cases where the creditor is a related party domiciled abroad and holds an equity interest in the Brazilian company making a payment, debt may not exceed the equivalent to twice such shareholders' interest in the total shareholders' equity of the Brazilian company. In case of a related party with no shareholding interest, the limit will be equivalent to twice the total shareholders' equity of the Brazilian company resident in Brazil. If there is more than one creditor, total debt owed foreign companies may not exceed the equivalent of twice the total value of the interests of all the related parties in the shareholders' equity of the company resident in Brazil. If the debt is exclusively related to foreign companies that have no ownership interest in the Brazilian company, the overall limit is twice the shareholders' equity of the Brazilian company. If the creditor is domiciled in a low tax jurisdiction the debt amount may not exceed 30.0% of the shareholders' equity of the Brazilian company. Any amounts exceeding the limits above such limit may not be deducted for purposes of withholding income tax and social contributions.

Also beginning in June 2010, tax deductions for any payment to a beneficiary resident or domiciled in a country considered a tax haven became subject to the following requirements in addition to others already stipulated in the legislation: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

Reference Form – 2011 – BANCO BRADESCO S.A.

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7.5 – Material effects of state regulation on business

In November 2010, the Brazilian tax authorities issued a normative instruction altering the tax treatment applicable to variation in the monetary value of taxpayers' credit rights and obligations due to varying exchange rates. Under this new instrument, as of calendar year 2011, election of tax regime for taxation of exchange-rate variations (i) may only be exercised in January of each calendar year and (ii) may only be altered during the fiscal year if there is "material variation in the exchange rate", as published by a Finance Ministry directive.

Social Integration Program (PIS) and Social Security Finance Contribution (Cofins) taxes

Two federal taxes are imposed on the gross revenues of corporate entities: PIS and COFINS. Nonetheless, many revenues, such as dividends, equity earnings from unconsolidated companies, revenues from the sale of fixed assets and export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS. Revenues earned by corporations domiciled in Brazil are subject to PIS and COFINS taxes corresponding to interest on shareholders’ capital.

Brazilian legislation authorize certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 and 2003, the Brazilian government implemented a non-cumulative collection system of PIS and COFINS taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and COFINS were substantially increased. Subsequent to the changes made to PIS and COFINS, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

As of August 2004, PIS and COFINS rates were eliminated for financial income earned by companies subject to the non-cumulative applicability of these taxes. However, taxes changed on payments of interest on shareholders’ capital were maintained.

Certain economic activities are expressly excluded from the non-cumulative collection system of PIS and COFINS. Financial institutions remain subject to PIS and COFINS according to the "cumulative" method, which does not allow any credits to be discounted.

PIS is charged based on the total revenue generated by entities and is charged at a rate of 0.65% in the case of financial institutions.

Before February 1, 1999, we were not a COFINS taxpayer. On February 1, 1999, COFINS was imposed on our gross revenues at a rate of 3.0%. After September 1, 2003, this tax rate was increased to 4.0% for financial and similar institutions. The calculation base for COFINS is the same as that for PIS.

In July 2010, the Brazilian tax authorities introduced digital tax records for PIS and COFINS taxes. Under the new rule, financial and similar institutions must keep digital records for PIS and COFINS taxes relating to taxable events occurring as of January 1, 2012.

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7.5 – Material effects of state regulation on business

b. Issuer environmental policy and costs incurred for compliance with environmental regulation, and other environmental practices if applicable, including adherence to international standards of environmental protection

In all applications for credit, whatever the type or purpose of the transaction, in addition to checking the economic and financial situation of the applicant company/economic conglomerate, which is of crucial importance, credit analysts will take preventive measures in order to identify the possible existence of other risks such as those relating to foreign currency, image, performance, and environmental risk, which may affect the company's continuity and ability to pay. At this point, the report that is issued includes the appropriate WARNINGS in relation to social and environmental impacts, as guidelines to be followed by both the operational unit and other managers responsible for the final lending decision and for monitoring operations. In order to ensure that projects we finance are developed in a socially responsible manner and reflect sound environmental management practices, we have adopted the policy of measuring social and environmental risks in line with the ranking of requirements and responsibilities used in the Equator Principles. In September 2004, Bradesco adhered to the Equator Principles, a set of rules and criteria determined by the International Finance Corporation (IFC), the World Bank's financial arm, which require a series of socio-environmental analyses for project finance. Subsequently, in July 2006, Bradesco adopted the revised version of the Equator Principles, reaffirming its commitment to apply related policies and procedures to all project finance applications, whether new projects or extensions, involving total capital cost of US$ 10 million or more. An important point to note is that the adoption of these principles is voluntary and there is no dependence on or support from the IFC or the World Bank. Therefore any institutions that adopt the principles should use them as the basis for developing internal policies and practices and individual cases.

Socio-environmental assessment of each project includes items from the international socio-environmental agenda itself, in particular: socioeconomic impacts; involuntary resettlement of populations; impact on indigenous communities and peoples; sustainable development and use of natural renewable energy sources; protection of cultural diversity and biodiversity; health and safety systems, fire prevention and hazards involved in the production, distribution and consumption of energy; pollution - prevention and control.

By adhering to the Equator Principles, Bradesco is broadening its commitment to sustainable development and reinforcing its role as one of the leading sources of finance for economic activity in Brazil, while providing significant opportunities for responsible environmental stewardship.

c) dependence on relevant patents, trademarks, licenses, concessions, franchises, or royalty agreements to develop business

There is no dependence on patents, trademarks, licenses, concessions, franchises, royalty agreements relevant for the development of Banco Bradesco’s activities.

Reference Form – 2011 – BANCO BRADESCO S.A.

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7.6 – Material revenues from other countries

Bradesco does not obtain significant revenues from its holdings in foreign countries.

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7.7 – Effects of foreign regulation on business activities

Since they do not provide significant revenues, the specific regulations of other countries in which Bradesco has business do not have significant impacts on the Bank's operations.

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7.8 – Material long-term relationships

Not applicable, since the relevant long-term data are covered in the corresponding items.

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7.9 – Other material information

There is no further information that we believe to be significant.

Reference Form – 2011 – BANCO BRADESCO S.A.

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8.1 – Description of the economic conglomerate

a. Direct and indirect controllers

On December 31, 2010, Bradesco's share capital totaled R$ 28.5 billion, consisting of 3,762,450,000 shares, of which 1,881,225,000 were common shares and 1,881,225,000 preferred shares, book-entry with no par value.

The following chart shows our stock ownership structure:

Cidade de Deus Participações, a holding company, directly owns 48.39% of our voting capital and 24.20% of our total capital. Cidade de Deus Participações, in turn, is owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., referred to as “Nova Cidade de Deus”. Nova Cidade de Deus is held by Fundação Bradesco and BBD Participações.

There have been no significant changes in the percentage holdings of any of the principal controllers in the last five years.

The following chart shows our common and preferred shares outstanding on December 31, 2010.

The shareholders mentioned in the table, except for members of the Executive Board or Board of Directors, hold five percent or more of our securities with voting rights.

Reference Form – 2011 – BANCO BRADESCO S.A.

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8.1 – Description of the economic conglomerate

Shareholders	Number of common shares	Percentage of common shares	Number of preferred shares	Percentage of preferred shares	Total number of shares	Percentage of all shares
(Number of shares, except percentages)
Cidade de Deus Participações	910,073,065	48.3868	452,963	0.0241	910,526,028	24.2029
Fundação Bradesco (1)	320,569,077	17.044	18,698,447	0.994	339,267,524	9.0181
NCF Participações	40,922,288	2.1757	27,625,976	1.4685	68,548,264	1.8221
Banco Espírito Santo S.A.	133,505,958	7.0982	66,265	0.0035	133,572,223	3.5505
Members of the Board:
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Júnior	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Ricardo Espírito Santo S. Salgado	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	13,087,920	0.6959	17,665,190	0.9390	30,753,110	0.8175
Members of the Executive Board:
Laércio Albino Cezar	(*)	(*)	(*)	(*)	(*)	(*)
Arnaldo Alves Vieira	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Rocha	(*)	(*)	(*)	(*)	(*)	(*)
Julio de Siqueira Carvalho de Araujo	(*)	(*)	(*)	(*)	(*)	(*)
Norberto Pinto Barbedo	(*)	(*)	(*)	(*)	(*)	(*)
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Odair Afonso Rebelato	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Ademir Cossielo.	(*)	(*)	(*)	(*)	(*)	(*)
Sergio Alexandre Figueiredo Clemente	(*)	(*)	(*)	(*)	(*)	(*)
Cândido Leonelli	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Gluher	(*)	(*)	(*)	(*)	(*)	(*)
Alfredo Antonio Lima de Menezes	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Josué Augusto Pancini	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Angelotti	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
Nilton Pelegrino Nogueira	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Executive Board	569,191	0.0303	1,307,224	0.0695	1,876,415	0.0499
Subtotal	1,418,727,499	75.4309	65,816,065	3.4986	1,484,543,564	39.461
Other	462,102,519	24.5691	1,815,409,058	96.5014	2,277,511,577	60.539
Subtotal	1,880,830,018	100	1,881,225,123	100	3,762,055,141	100
Shares in Treasury	395,300	-	-	-	395,300	-
Total	1,881,225,318	100	1,881,225,123	100	3,762,450,441	100
(1)	Also held indirectly, through interest in Cidade de Deus Participações, Nova Cidade de Deus and NCF Participações, 34.01% of our common stock and 17.65% of all our stock.
(*)

No member of our Board of Directors, Statutory Officers or Administrative, Supervisory orManagement Bodies directly holds 1.00% or more of any class of our shares, and their individual shareholding positions have not been previously disclosed to our shareholders, or otherwise made public.

Base: 12/31/2010

Reference Form – 2011 – BANCO BRADESCO S.A.

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8.1 – Description of the economic conglomerate

Here follows a brief description of each of our principal beneficiary shareholders. None of the principal beneficiary shareholders have voting rights that differ from those of the other holders of our common shares.

Cidade de Deus Participações

Cidade de Deus Participações is a holding company for investments in other companies. It also manages, buys and sells securities and other assets on its own account. Its shareholders are: Nova Cidade de Deus, with 44.91% of its common shares and total capital, Fundação Bradesco, with 33.20% of its common shares and total capital, and the Aguiar Family, with 21.89 % of its common shares and total capital as of December 31, 2010. Its capital stock consists of common, nominative book-entry shares with no par value.

Nova Cidade de Deus

Nova Cidade de Deus is a holding company for investments in other companies, in particular those directly or indirectly owning our voting capital. On December 31, 2010, through its interest in Cidade de Deus Participações, the company indirectly owned 22.12% of our common shares and 11.19% of our total shares.

The capital stock of Nova Cidade de Deus is divided in class A and class B common shares and preferred shares.

Ownership of Class B common shares is restricted to:

  members of our executive board;
  former members of our executive board who have become members of our Board of Directors;
  former members of our executive board who have become members of the Board of Directors of one or more of our subsidiaries; and
  business corporations or civil-law corporations in which a majority of voting shares is owned by the above mentioned persons.

Ownership of Nova Cidade de Deus class A common stock is restricted of persons entitled to own class common B shares, as well as of civil-law associations or foundations under private law, whose management is in the hands of the above persons or persons designated by them. Only Nova Cidade de Deus class A and class B common shareholders have voting rights.

Aguiar Family

Three members of the Aguiar family and the estate of Mr. Amador Aguiar indirectly owned as of December 31, 2010, through their interest in Cidade de Deus Participações, 10.78% of our common shares and 5.46% of our total shares. In addition, the same parties directly owned shares totaling 1.11% of our common shares and 1.08% of our preferred shares and 1.09% of total shares. No member of the Aguiar family individually has a direct holding of more than 1.00% of our voting shares.

Fundação Bradesco

Fundação Bradesco, directly and indirectly, through its interest in Cidade de Deus Participações, Nova Cidade de Deus and NCF, held on December 31, 2010, 51.06% of our common shares, 2.28% of our preferred shares and 26.67% of our total shares. In accordance with the bylaws of the foundation, Fundação Bradesco, its board of governors, as the highest decision-making body, consists of all our Board of Directors, executive officers and departmental directors, as well as all board members and directors of Cidade de Deus Participações S.A., with no right to compensation.

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8.1 – Description of the economic conglomerate

BBD Participações

BBD indirectly owned 5.76% of our common shares and 2.92% of our total shares on December 31, 2010, through its interest in Nova Cidade de Deus. BBD is a holding company that was set up to hold shares in our capital and the capital of our direct and indirect shareholders. In 1999, BBD acquired an indirect holding of 5.51% of our voting shares from a number of shareholders. BBD shares may only be held by members of the Board of Directors and statutory officers, or qualified employees of Bradesco, Bradespar, or our Brazilian subsidiaries and nonprofit legal entities, or local companies controlled by them, whose managers must be exclusively employees or managers of the Bradesco Organization. However, only members of the Board of Directors and Statutory Officers may hold shares with voting rights. The majority of the members of our Board of Directors and Statutory Officers hold BBD shares.

NCF Participações S.A.

NCF Participações S.A. is a holding company controlled by Cidade de Deus Participações and Fundação Bradesco. On December 31, 2010, NCF directly held 2.18% of our common shares and 1.82% of our total shares.

BES

BES is a commercial bank and its head office is in Portugal. In December 31, 2010, BES directly owned 7.10% of our common shares and 3.55% of our total shares. At present, Mr. Ricardo Espírito Santo Silva Salgado represents BES on our Board of Directors.

Other

Direct holdings of the public accounted for 25.29% of our voting capital as of December 31, 2010 (including a 2.49% interest held by Bank of Tokyo Mitsubishi - UFJ (MUFG)) and 97.52% of our outstanding preferred shares. Direct and indirect holdings of the public in our common and preferred shares totaled an effective interest of 61.41% of our share capital on December 31, 2010.

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8.1 – Description of the economic conglomerate

Subsidiaries and Affiliates

Principal companies with direct and indirect holdings, included in consolidated financial statements.

	Business sector	Holding in capital (%)
		December 31
		2010	2009
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.95%	99.94%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Ibi S.A.	Banking	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Administering purchaser consortiums	100.00%	100.00%
Bradseg Participações Ltda.	Holding	100.00%	100.00%
Bradesco Auto/RE Cia de Seguros	Insurer	100.00%	100.00%
Bradesco Capitalização S.A.	Saving Plans	100.00%	100.00%
Odontoprev S.A.	Insurer/Dental Care	43.50%	43.50%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokers	100.00%	100.00%
Bradesco Saúde S.A.	Insurer/Health Care	100.00%	100.00%
Bradesco Seguros S.A.	Insurer	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension Plan/Insurer	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokers	100.00%	100.00%
(1) Increased holding by capital subscription

Reference Form – 2011 – BANCO BRADESCO S.A.

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8.1 – Description of the economic conglomerate

b. Issuer's holdings in the group of companies

Banco Bradesco holdings in group companies are listed in item 8.1.”b”.

c. Holdings of the group's companies in the issuer

No group company has a holding in Banco Bradesco.

d. Companies under common control

The following companies are under common control: Cielo S/A, Odontoprev S/A, Fidelity Processadora e Serviços S/A, and Cia. Brasileira de Soluções e Serviços – CBSS.

Reference Form – 2011 – BANCO BRADESCO S.A.

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8.2 – Organizational structure of the conglomerate

A chart for the conglomerate with the issuer included may be found in item 8.1.a of this Reference Form.

Reference Form – 2011 – BANCO BRADESCO S.A.

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8.3 – Restructuring operations

Reasons for not filling out table:

Information relating this field is shown in section 6.5 in this Reference Form.

Reference Form – 2011 – BANCO BRADESCO S.A.

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8.4 – Other material information

There is no further information that we believe to be significant.

Reference Form – 2011 – BANCO BRADESCO S.A.

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9.1 – Significant noncurrent assets – other

There are no other significant non-current assets that have not been disclosed in this item.

Reference Form – 2011 – BANCO BRADESCO S.A.

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9.1 – Significant non-current asset items / 9.1.a – Fixed assets

Description of real estate asset	Country – location	State – location	Municipality – location	Type of property
Head office – Cidade de Deus	Brazil	SP	Osasco	Leased
Alphaville center	Brazil	SP	Barueri	Leased
Administrative center	Brazil	AM	Manaus	Leased

Reference Form – 2011 – BANCO BRADESCO S.A.

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9.1 – Significant non-current asset items / 9.1.b – Patents, trademarks, licenses, concessions, franchises and technology transfer agreements

Reasons for not filling out table:

There are no significant non-current assets for the development of Bradesco's business that are covered by this item.

Reference Form – 2011 – BANCO BRADESCO S.A.

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9.1 – Significant non-current asset items / 9.1.c – Equity holdings

Business name	Corporate Tax No. (CNPJ)	CVM code No.	Type of company	Country	State head office	Municipality	Description of business developed	Issuer interest (%)

Fiscal year	Book value – variation %	Market value – variation %	Dividends received (BRL)		Date	Amount (BRL)
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	Subsidiary	Brazil	SP	Osasco	Investment Bank	98.350000
				Market value
12/31/2010	9.900000	0.000000	0.00	Book value	12/31/2010	6,489,484,000.00
12/31/2009	15.000000	0.000000	2,316,397.70
12/31/2008	259.900000	0.000000	603.57
Reasons for acquiring and holding this interest
The company is part of Organização Bradesco's strategy and was founded to consolidate, provide focus and develop new niches in business related to local and international capital markets.
Banco Bradesco	59.438.325/0001-01	-	Subsidiary	Brazil	SP	Osasco	Banking	100.000000
				Market value
12/31/2010	644.700000	0.000000	364,969,831.33	Book value	12/31/2010	2,575,794,000.00
12/31/2009	30.400000	0.000000	0.00
12/31/2008	98.100000	0.000000	412,535.03
Reasons for acquiring and holding this interest
The company is part of Organização Bradesco's strategy and was founded to consolidate, centralize and develop focus in credit card related business.
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	Subsidiary	Brazil	SP	Osasco	Banking	100.000000
				Market value
12/31/2010	5.100000	0.000000	6,681,049.33	Book value	12/31/2010	24,438,905,000.00
12/31/2009	3.100000	0.000000	5,018,588.79
12/31/2008	0.000000	0.000000	0.00
Reasons for acquiring and holding this interest
The company is part of Organização Bradesco's strategy and its principal business is vehicles loans and leasing for Organização Bradesco customers and non-customers.

Reference Form – 2011 – BANCO BRADESCO S.A.

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9.1 – Significant non-current asset items / 9.1.c – Equity holdings

Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	Subsidiary	Brazil	SP	Osasco	Managing purchasing groups (consortiums)	100.000000
				Market value
12/31/2010	23.400000	0.000000	160,000,000.00	Book value	12/31/2010	624,492,000.00
12/31/2009	10.300000	0.000000	1,687,936.74
12/31/2008	62.200000	0.000000	50,000,000.00
Reasons for acquiring and holding this interest
The company is part of Organização Bradesco's strategy and its business is managing buying plans (consortiums) in the housing, automobiles, trucks and tractor segments.
Bradesco Auto/RE Companhia de Seguros	92.682.038/0001-00	-	Subsidiary	Brazil	RJ	Rio de Janeiro	Casualty and personal insurance of all types in accordance with current legislation.	100.000000
				Market value
12/31/2010	28.563297	0.000000	0.00	Book value	12/31/2010	1,586,356,659.34
12/31/2009	8.300000	0.000000	0.00
12/31/2008	576.000000	0.000000	0.00
Reasons for acquiring and holding this interest
The company complements Organização Bradesco's core business by acting in automobile and non-life insurance.
Bradesco Capitalização S.A.	33.010.851/0001-74	-	Subsidiary	Brazil	SP	São Paulo	All transactions allowed certificated savings plans companies under current legal and regulatory provisions.	100.000000
				Market value
12/31/2010	-10.751671	0.000000	0.00	Book value	12/31/2010	501,776,419.35
12/31/2009	97.200000	0.000000	0.00
12/31/2008	-58.900000	0.000000	0.00
Reasons for acquiring and holding this interest
The company complements Organização Bradesco's core business by acting in the certificated savings plans segment.

Reference Form – 2011 – BANCO BRADESCO S.A.

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9.1 – Significant non-current asset items / 9.1.c – Equity holdings

Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	1964-0	Subsidiary	Brazil	SP	Osasco	Leasing	100.000000
				Market value
12/31/2010	162.500000	0.000000	0.00	Book value	12/31/2010	8,793,225,000.00
12/31/2009	9.300000	0.000000	0.00
12/31/2008	18.000000	0.000000	0.00
Reasons for acquiring and holding this interest
The company is part of Organização Bradesco's strategy and acts in the leasing segment.
Bradesco Saúde S.A.	92.693.118/0001-60	-	Subsidiary	Brazil	RJ	Rio de Janeiro	Private insurance exclusively in the heath care business of all types as defined in current legislation.	100.000000
				Market value
12/31/2010	16.427681	0.000000	0.00	Book value	12/31/2010	3,091,397,098.41
12/31/2009	15.200000	0.000000	0.00
12/31/2008	23.000000	0.000000	0.00
Reasons for acquiring and holding this interest
The company complements Organização Bradesco's core business by acting in health insurance.
Bradesco Seguros S.A.	33.055.146/0001-93	-	Subsidiary	Brazil	SP	São Paulo	Casualty and personal insurance of all types in accordance with current legislation.	100.000000
				Market value
12/31/2010	-49.594010	0.000000	0.00	Book value	12/31/2010	1,351,798,930.66
12/31/2009	70.200000	0.000000	0.00
12/31/2008	-40.300000	0.000000	0.00
Reasons for acquiring and holding this interest
The company complements Organização Bradesco's core business by acting in insurance.

Reference Form – 2011 – BANCO BRADESCO S.A.

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9.1 – Significant non-current asset items / 9.1.c – Equity holdings

Bradesco Vida e Previdência S.A.	51.990.695/0001-37	-	Subsidiary	Brazil	SP	Osasco	Life insurance of all types, personal insurance, and open pension plans.	100.000000
				Market value
12/31/2010	38.679274	0.000000	0.00	Book value	12/31/2010	4,069,490,595.49
12/31/2009	96.200000	0.000000	0.00
12/31/2008	-54.100000	0.000000	0.00
Reasons for acquiring and holding this interest
The company complements Organização Bradesco's core business by acting in private pensions and insurance.
Bradseg Participações Ltda.	02.863.655/0001-19	-	Subsidiary	Brazil	SP	Osasco	The sole purpose of the company is to hold capital of Banco Bradesco SA and / or other companies that directly or indirectly hold shares of this institution's of social capital.	100.000000
				Market value
12/31/2010	6.918045	0.000000	1,500,000,000.00	Book value	12/31/2010	11,912,563,680.05
12/31/2009	27.100000	0.000000	786,744,311.00
12/31/2008	0.000000	0.000000	2,405,991,737.76
Reasons for acquiring and holding this interest
Company incorporated with the purpose of concentrating holdings in the insurance, pensions and capitalization segment.

Reference Form – 2011 – BANCO BRADESCO S.A.

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9.2 – Other material information

There is no further information that we believe to be significant.

Reference Form – 2011 – BANCO BRADESCO S.A.

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10.1 – General financial and equity conditions

Note that accounting data disclosed by the issuer in item 10.1 refer to consolidated accounting data compiled in accordance with International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB). These consolidated financial statements are covered by IFRS 1 (R) - First-time Adoption under International Financial Reporting Standards. Our data for the fiscal year ended December 31, 2008 were compiled under a different accounting standard (not the international accounting standard), therefore we are not including comments or statements for this reporting period since the data do not allow proper comparison with those of the fiscal years ended December 31, 2010 and December 31, 2009.

a)	general financial and equity conditions

Ø	2010

In 2010, the Brazilian real appreciated by 4.3% in relation to the U.S. dollar, reaching R$ 1.6662 per US$ 1.00 on December 31, 2010 as compared to R$ 1.7412 per US$ 1.00 on December 31, 2009. The Central Bank increased the base interest rate from 8.75% in December 2009 to 10.75% in December 2010.

The year of 2010 was characterized by the world economic growth recovery, although at a slower and uneven pace across the countries. If, on one hand, some developed countries will still have to overcome some difficulties generated by economic destabilization occurred in 2008/2009, on the other hand, there remains the clear perception that this scenario opens new opportunities for emerging countries remains, in particular for countries like Brazil, where the democratic environment is consolidated and the business sector has achieved a capacity consistent with such new challenges.

In spite of many challenges linked to long-term growth, Bradesco is prudently optimistic on perspectives for the next years. The Brazilian economy was already starting to present solid bases for growth recovery at the end of 2009, and confirmed this at the end of 2010, which was marked by a robust GDP expansion to the highest level since 1985.

In the political environment, 2010 was a year in which the full exercise of citizenship evidenced a deeply-rooted democratic system establishing freedom of speech and choice as a target.

Advances occurred according not only to economic indicators, but also to social indicators. In fact, improvements in people’s life quality, especially spending power, achievements that brought a large part of the population into the middle class, which is a significant statistical fact in the country’s history.

Among the most significant events of 2010, the following stand out: a) the expressive volume of credit operations that increased by 19.3% over 2009, and the recovery of overdue credits, which increased by 57.9% over the previous year; b) the expansion of Customer Service Network operating in all Brazilian municipalities through the opening of 178 new Branches; c) the reorganization of facilities abroad to meet properly the demands of the international market; d) Bradesco’s presence as the leading coordinator of Petrobras capitalization process, the greatest operation of the kind in Brazilian and world stock markets; e) the acquisition of the whole capital stock of Ibi Services in Mexico, in which partnership with local C&A was part of the deal; f) partnership with Banco do Brasil and Caixa Econômica Federal for creation and management of a Brazilian card brand - ELO; g) Bradesco’s permanence in the Dow Jones Sustainability World Index and in the Corporate Sustainability Index - ISE; h) and from a socioenvironmental liability standpoint, the launch of the Corporate Code of Ethics of Bradesco Organization in Braille.

Net income attributed to controlling block of shareholders was R$ 9.940 billion for the fiscal year, which corresponds to an annualized return of 20.9% on average shareholder equity. Annualized return on total assets at 1.8% was unchanged compared to previous year.

Reference Form – 2011 – BANCO BRADESCO S.A.

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10.1 – General financial and equity conditions

Consolidated shareholder equity attributed to controlling shareholders totaled R$ 51.051 billion and total assets were R$ 602.954 billions.

Lending

Bradesco is working to democratize access to credit by continuously expanding and diversifying its offer, thus raising its volume of operations, including through direct financing and partnerships with market agents, as well as individual lines, such as payroll-deductible loans through its extensive branches network, service points and Banco Postal, and the Customer Service Center 0800 Loans.

Funding and asset management

Data for our loans and funding sources are shown below:

  R$ 225.636 billion was the end-year balance outstanding for loans and advances to clients, thus showing an evolution of 19.3% in the period, and the following products were highlighted: Working capital; BNDES / Finame onlending, Vehicles - Consumer Credit (CDC), Credit Cards and Housing Finance;
  R$ 171.921 billion Funds from credit institutions, including: Demand deposits, Interbank, Open market borrowings and obligations from borrowings and onlending, showing an increase of 43.2% on 2009;
  R$ 192.476 billion in Client funds, including Demand Deposits, Savings, Term Deposits and Other Deposits, showing growth of 13.3% on the previous year;
  R$ 83.493 billion technical reserves for Insurance and Pension, showing an increase of 15.0% over the previous year;
  R$ 26.315 billion in Subordinated debt, of which R$ 21.236 billion issued in Brazil and R$ 5.079 billion abroad, showing growth of 13.9% on 2009; and
  R$ 17.810 billion in funds from securities issued, of which R$ 12.298 billion issued in Brazil and R$ 5.512 billion issued abroad, showing growth of 131.8% on the previous year.

On December 31, 2010 market capitalization of Bradesco was R$ 109.759 billion, with emphasis on preferred share valuation of 12.1% in the year, as compared to 1.0% valuation of Ibovespa.

Ø 2009

In 2009, the real appreciated by 25.5% in relation to the U.S. dollar, reaching R$ 1.7412 per US$ 1.00 on December 31, 2009 as compared to R$ 2.3370 per US$ 1.00 on December 31, 2008. The Central Bank gradually decreased the base interest rate from 13.75% in December 2008 to 8.75% in December 2009.

The fiscal year of 2009 began with the worst possible forecasts for the global economy, but ended with consistent signs of recovery. The actual pace of recovery varied from country to country, accompanied by a lingering degree of uncertainty regarding the developed world, where the adjustments in progress may impose reduced consumption growth over the previous years’ levels. At the same time, we see challenges ahead related to the strong fiscal deterioration in these nations as part of the anti-cyclical response to the risk of an economic depression.

Brazil has successfully overcome the challenges posed by the crisis. The adoption of anti-cyclical policies resulted in a decline in household consumption, the main component of GDP, but not nearly to the same extent as in previous periods of major turbulence. The decline in investments – temporarily interrupting the expansion cycle of the previous five years – is already showing unmistakable signs of a reversal thanks to reduced idle capacity, the favorable outlook for domestic demand and the opportunities arising from the World Cup and the Olympic Games, as well as from pre-salt oil exploration. At the time, Brazil was already emerging as one of the leading destinations for foreign direct investment from global companies.

Reference Form – 2011 – BANCO BRADESCO S.A.

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10.1 – General financial and equity conditions

Net income attributed to controlling block of shareholders was R$ 8.283 billion for the fiscal year, which corresponds to an annualized return of 20.8% on average shareholder equity. Annualized return on average assets was 1.8%.Consolidated shareholder equity attributable to controlling shareholders amounted to R$ 44.191 billion and total assets stood at R$ 489.684 billion.

Lending

Supported by the credit democratization strategy and the continuing expansion and diversification of its funding, Bradesco increased its volume of operations, including through direct financing and partnerships with market agents, as well as individual lines, such as payroll-deductible loans through its extensive Branches Network, Service Stations and Banco Postal, and the Customer Service Center 0800 Loans.

Funding and asset management

Our loans and funding sources are listed below:

  R$ 189.165 billion was the end-year balance of loans and advances to clients, highlighting the following products: Working capital; BNDES / Finame onlending;Credit Cards and Housing Finance;
  R$ 120.068 billion funds from credit institutions, including: Demand Deposits, Interbank, Open-market funding and obligations from borrowings and onlending;
  R$ 169.946 billion Client funds, including Demand deposits, Savings, Term deposits, and Other deposits;
  R$ 72.597 billion Insurance and pension technical reserves;
  R$ 23.104 billion Subordinated debt, of which R$ 19.325 billion issued in Brazil and R$ 3.779 billion abroad; and
  R$ 7.683 billion in funds from securities issued, of which R$ 3.225 billion issued in Brazil and R$ 4.458 billion abroad.

Our key indicators are shown below:

I) Basel Index

Capital adequacy and leverage

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble those of the international minimum capital levels adopted under the Basel Accord. The Basel Accord requires banks to have a minimum capital ratio of 8.0%, of total weighted assets while the Central Bank of Brazil requires 11.0% minimum capital. At least half of total capital must consist of Tier I capital. Tier I, or core, capital corresponds to shareholders' equity less certain intangibles. Tier II capital includes asset revaluation reserves, contingency reserves and subordinated debt, subject to certain restrictions. Tier II capital must not exceed Tier I capital.

Reference Form – 2011 – BANCO BRADESCO S.A.

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10.1 – General financial and equity conditions

The calculation of our Basel Index is shown below:

					R$ million
	Dec 10 (A)	Dec 09 (B)	Dec 08 (C)	Variation

				A - B	B - C
Calculation base *
Reference equity (local acronym PR)	56,147	55,928	47,263	219	8,665
Tier 1	49,897	46,529	38,022	3,368	8,507
Shareholders' equity	48,043	41,754	34,257	6,289	7,497
Mark to market adjustments	1,678	1,328	2,347	350	(1,019)
Additional provision	-	3,003	1,621	(3,003)	1,382
Deferred asset reduction	(296)	(354)	(381)	58	27
Tax credit reduction	-	-	(143)	-	143
Minority / Other	472	798	321	(326)	477
Tier II	6,373	9,623	9,546	(3,250)	77
Mark to market adjustments	(1,678)	(1,328)	(2,347)	(350)	1,019
Subordinated debt	8,051	10,951	11,893	(2,900)	(942)
Deduction funding instruments	(123)	(224)	(305)	101	81
Risk-weighted assets	380,844	313,719	293,797	67,125	19,922
Required reference equity (local acronym PRE)	41,892	34,509	32,318	7,383	2,191
Credit risk	38,938	33,046	30,358	5,892	2,688
Operational risk	2,574	1,133	1,676	1,441	(543)
Market risk	380	330	284	50	46
Margin (excess/ sufficient Ref Eq)	14,255	21,419	14,945	(7,164)	6,474
Leverage margin	129,591	194,718	135,864	(65,127)	58,854
Basel Index	14.7%	17.8%	16.1%	-3.1%	1.7%
Tier 1	13.1%	14.8%	12.9%	-1.7%	1.9%
Tier II	1.7%	3.1%	3.3%	-1.4%	-0.2%
Deduction funding instruments	-0.1%	-0.1%	-0.1%	-	-

* As per accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

In December 2009, Bradesco's Reference Equity reached R$ 55.9 billion, while the Required Reference Equity was R$ 34.5 billion, thus making for a capital margin of R$ 21.4 billion. Most of the requirement was due to the credit risk portion (local acronym PEPR), which accounted for 96% of risk-weighted assets, reflecting mainly growth of lending. Compared with December 2008, we note that Reference Equity showed a significant increase of R$ 8.7 billion or 18.3%, and the main points were: (i) the capital increase through absorption of R$ 1.4 billion in shares in April 2009; and (ii) a R$ 1.4 billion increase in additional provisions pursuant to Central Bank Resolution No. 3.674/08 which allowed banks to add in the full amount of additional provision for doubtful debt.

Reference Form – 2011 – BANCO BRADESCO S.A.

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10.1 – General financial and equity conditions

In December 2010, Bradesco's Reference Equity reached R$ 56.1 billion, against a Required Reference Equity of R$ 41.9 billion, thus making for a capital margin of R$ 14.3 billion. Most of the requirement was due to the credit risk portion (local acronym PEPR), which accounted for 93% of risk-weighted assets, reflecting mainly expansion of lending.

The Basel Index ended the period at 14.7%, thus showing a fall of 3.1 percentage points on December 2009, primarily due to: (i) the exclusion of R$ 3.0 billion of additional provisions in response to Central Bank Resolution No. 3.825/09, which revoked Central Bank Resolution No. 3.674/08, which allowed full additional provisions for doubtful accounts in the calculation of Tier I reference equity; and (ii) the R$ 4.9 billion reduction due to maturing subordinated debt and escalation of these debts in the last 5 years, which was offset by R$ 2.0 billion of new foreign debt eligible as Tier II capital. Note the margin (capital margin) of R$ 14.3 billion, which enabled growth of the Organization's lending and consequently of its assets.

Reference Form – 2011 – BANCO BRADESCO S.A.

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10.1 – General financial and equity conditions

II)   Operating Efficiency and Operational Coverage Index I

		R$ million
(International Accounting Standards - IFRS)
	2010	2009
Personnel expenses (1)	(7,998)	(6,707)
Administrative expenses	(9,761)	(8,138)
Subtotal I	(17,759)	(14,845)

Net interest income	32,771	27,190
Net income from fees and commissions	9,395	7,847
Insurance and pensions income	2,578	1,778
Equity earnings	577	729
Other operating revenues (expenses)	(6,002)	(3,025)
Subtotal II	39,319	34,519

Operating Efficiency (2)	45.2%	43.0%
Operating Coverage (3)	50.6%	50.7%
(1) Does not include employee profit sharing of R$ 796 million in 2010 and R$ 627 million on 2009. Total personnel expenses was R$ 8,794 million in 2010 and R$ 7,334 million in 2009;

(2) Operating efficiency = (Personnel expenses + profit sharing + Administrative expenses) / (Net interest income + Net income fees and commissions + Income from insurance and pensions + Equity earnings from subsidiaries + Other operating revenues – Other operating expenses)

(3) Operating coverage = (Net income fees and commissions) / (Personnel + Administrative expenses)

Operating Efficiency Ratio (OER)

Cumulative 12-month OER showed an increase of 2.2 p. a., from 43.0% in 2009 to 45.2% in 2010. This increase was due mainly to exceptional treasury gains and lower advertising and publicity expenses in 2009, which favored this indicator for that period, in addition to higher costs in 2010 due to growing numbers of Points of Service.

Another factor driving the higher ratio was increased personnel expenses reflecting higher salaries and headcounts resulting from investments in new Points of Service and enhanced segmentation of business.

Operating Coverage

Cumulative 12-month Coverage fell 0.1 p. a. basically due to: (i) additional personnel and administrative expenses, caused mainly by: (a) the impact of collective bargaining; (b) higher advertising and publicity costs; and (c) added business from new Points of Service; partly offset by (ii) the evolution of net income from fees and commissions.

Reference Form – 2011 – BANCO BRADESCO S.A.

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10.1 – General financial and equity conditions

III) Loans and advances to clients

Loans and advances to clients classified as:

  Not due and not subject to impairment losses;
  Due but not subject to impairment losses, and
  Subject to impairment losses, which includes loans and advances classified as defaults and loans and advances analyzed individually for loss.

The Organization defines defaults as cases of debtors whose loans or advances are over 90 days in arrears, have renegotiated contracts, or have shown another indication of loss, such as a bankruptcy order or creditor composition (concordat).

(International Accounting Standards - IFRS)	R$ million
	December 31
	2010	% (*)	2009	% (*)
Not yet due and not subject to impairment (a)	196,615	87.1	163,369	86.4
Arrears but no impairment losses (b)	6,038	2.7	5,565	2.9
Subject to impairment losses (c)	22,983	10.2	20,231	10.7
Total loans and advances to clients (1)	225,636	100	189,165	100
Impairment losses	-15,356	6.8	-14,925	7.9
Net value	210,280		174,240
(*) Proportion of total loans and advances to clients

The portfolio of loans and advances to clients grew 19.3% in December 2010 on the same period of the previous year due to expansion of economic activity.

The portfolio's improvement of is shown by the increased in amounts not due and not subject to impairment losses, which grew 20.3% in twelve months, and accounted for 87.1% of the total in December 2010 (86.4% in December 2009).

In addition, to be emphasized as a positive factor was the decreased impairment losses, which fell to 6.8% of the portfolio in December 2010 from 7.9% in December 2009.

Reference Form – 2011 – BANCO BRADESCO S.A.

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10.1 – General financial and equity conditions

Loans and advances to clients not yet due or subject to impairment losses

(International Accounting Standards - IFRS)	R$ million
		December 31
	2010	% (*)	2009	% (*)
Low risk	194,270	98.8	161,460	98.8
Medium risk	1,919	1.0	1,695	1.0
Greater Risk	426	0.2	215	0.1
Total	196,615	100	163,369	100
Proportion of total Loans and advances to clients (%)	87.1		86.4
Low risk Ratings AA1 – C3; Medium risk Rating D; Greater Risk: Ratings E – H.
(*) Proportion of total

Loans and advances to clients classified as not due or not subject to impairment losses reached R$ 196.6 billion in December 2010. Of the total of these transactions, 98.8% were classified as low risk, showing the adequacy and consistency of the organization's credit rating policy, processes and instruments.

Loans and advances to clients overdue but not subject to impairment losses

There follows an analysis by arrears of loans and advances not marked as default in the collective analysis and not subject to impairment loss in the individual analysis.

For the purposes of this analysis, an asset is considered in arrears and included in the table below whenever a payment is late or not received strictly in line with contractual conditions. The amount included in this category refers to total financial assets, i.e. not only the overdue payment, but also the contractual value plus interest.

Loans and advances to clients that are not individually significant, such as retailers that have not been classified as default are shown in this category.

Individually significant loans and advances may be shown in this category when after conducting a separate analysis there was identified need for recognizing a loss on individual impairment and therefore the latter is directed to the analysis of collective loss.

(International Accounting Standards - IFRS)		R$ million
		December 31
	2010	% (*)	2009	% (*)
Arrears up to 60 days	5,185	85.9	4,852	87.2
Arrears 61 - 90 days	823	13.6	692	12.4
Arrears over 90 days	29	0.5	21	0.4
Total	6,038	100	5,565	100
Proportion of total Loans and advances to clients (%)	2.7		2.9

(*) Proportion of total

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10.1 – General financial and equity conditions

The table above shows loans and advances that show no signs of impairment losses despite some arrears. This amount accounted for 2.7% of the "loans and advances to customers" portfolio in December 2010 (2.9% in December 2009).

Loans and advances to clients subject to impairment losses

(International Accounting Standards - IFRS)		R$ million
		December 31
	2010	% (*)	2009	% (*)
Portfolio to mature	11,677	50.8	9,404	46.5
Arrears up to 60 days	2,144	9.3	1,986	9.8
Arrears 61 - 90 days	878	3.8	790	3.9
Arrears over 90 days	8,284	36.1	8,051	39.8
Total	22,983	100	20,231	100
Proportion of total Loans and advances to clients (%)	10.2		10.7
(*) Proportion of total

Loans and advances subject to impairment losses totaled R$ 23.0 billion and accounted for 10.2% of the total portfolio of loans and advances to clients in December 2010, against 10.7% in the same period last year. Lower shares of total loans in the portfolio and losses from impairment on total operations reflect improvement of the entire credit cycle, as previously mentioned.

Note that comments in relation to return on average equity (ROAE) and return on average assets (ROAA) are shown in item 10.2.a). Other analyses pertaining to our financial and asset conditions inherent in sources of liquidity and debt levels are shown in items 10.1.d) 10.1.e) 10.1.f) and 10.1.h).

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10.1 – General financial and equity conditions

b) capital structure and possibility of share or quotas redemption, indicating: i) possibility of redemption; ii) formula for redemption price calculation

There is no expected redemption of shares issued by the Company other than the legal redemptions.

Capital structure

	In thousands
	Dec10	Dec09	Dec08
ON	1,880,830	1,710,205	1,534,806
PN	1,881,225	1,710,346	1,534,900
Subtotal – Outstanding	3,762,055	3,420,551	3,069,706
Treasury shares	395	6,535	163
Total	3,762,450	3,427,086	3,069,869
N.B: Does not include splits or reverse made during the period.

On December 31, 2010, Bradesco's total share capital was R$ 28.5 billion corresponding to 3,762,450,000 shares, of which 1,881,225,000 were common shares and 1,881,225,000 preferred shares, all book-entry shares with no nominal value.

Share capital in 2009 was R$ 26.5 billion corresponding to 3,427,086,000 shares, of which 1,713,543,000 common shares and 1,713,543,000 preferred shares, all book-entry shares with no nominal value.

In 2008, share capital was R$ 23 billion, corresponding to 3,069,869 shares, of which 1,534,935 common shares and 1,534,934 preferred shares, all book-entry shares with no nominal value.

There are no ways of redeeming the company's shares other than those legally stipulated.

c) capacity to pay financial commitments

Bradesco has full ability to pay all its financial commitments, because it reviews daily its asset and liability management policy to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to its clients and meet its own needs of working capital for investment. The following table presents our consolidated balance sheet by maturity.

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10.1 – General financial and equity conditions

Consolidated balance sheet by maturity (under International Accounting Standards - IFRS)

December 31, 2010	R$ million
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	Over 5 years	Indefinite period	Total
Assets
Cash and near cash with central banks	80,960	-	-	-	-	-	80,960
Loans and advances to credit institutions	31,869	19,293	1,091	2,847	9,616	-	64,716
Loans and advances to clients	35,562	57,240	34,974	80,761	1,743	-	210,280
Financial assets held for trading	24,031	6,462	8,458	26,002	6,698	3,584	75,235
Financial assets available for sale	2.004	393	13	2,829	29,976	4,964	40,179
Investments held to maturity	-	106	-	316	2,973	-	3,395
Assets assigned as guarantee	6,222	25,443	2,153	40,979	4,902	-	79,699
Other financial assets (1)	18.657	-	-	-	-	-	18,657
Total financial assets	199,305	108,937	46,689	153,734	55,908	8,548	573,121

Liabilities
Funds from credit institutions	79,761	21,915	13,983	52,763	3,499	-	171,921
Client funds	96,622	7,498	20,769	66,017	1,570	-	192,476
Financial liabilities for trading	292	198	110	109	24	-	733
Funds from securities issued	209	2,485	2,273	12,245	598	-	17,810
Subordinated debts	1,122	4,461	2,417	15,015	3,300	-	26,315
Technical provisions - insurance and pensions (2)	60,032	2,101	1,285	20,075	-	-	83,493
Other financial liabilities (3)	26,140	-	-	-		-	26,140
Total financial liabilities	264,178	38,658	40,837	166,224	8,991	-	518,888

(1) Including basically forex transactions, debtors arising from guarantee deposits and brokerage for securities;
(2) Demand deposits, savings accounts, and technical reserves for insurance and pension plans in the form of our "VGBL" and "PGBL" products are classified in the 1-30 days category, irrespective of average historical turnover; and
(3) Includes basically credit card and forex transactions, and trading and brokering securities and certificated savings plans.

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10.1 – General financial and equity conditions

December 31, 2009	R$ million
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	Over 5 years	Indefinite period	Total
Assets
Cash and near cash in banks	24,850	-	-	-	-	-	24,850
Loans and advances to credit institutions	51,593	21,525	2,341	2,605	4,658	-	82,722
Loans and advances to clients	30,832	50,445	27,847	61,605	3,511	-	174,240
Financial assets held for trading	5,326	4,930	7,875	28,510	4,375	3.465	54,481
Financial assets available for sale	765	310	485	11,741	26,561	4.184	44,046
Investments held to maturity	-	90	-	905	2,888	-	3,883
Assets assigned as guarantee	49,075	2,020	504	4,475	3,999	-	60,073
Other financial assets (1)	17,057	-	-	-	-	-	17,057
Total financial assets	179,498	79,320	39,052	109,841	45,992	7,649	461,352

Liabilities
Funds from credit institutions	56,087	10,130	14,020	36,299	3,532	-	120,068
Client funds	82,639	9,251	11,458	65,430	1,168	-	169,946
Financial liabilities for trading	185	101	150	85	11	-	532
Funds from securities issued	403	898	2,076	4,001	305	-	7,683
Subordinated debts	80	172	68	19,591	2,671	522	23,104
Technical provisions - insurance and pensions (2)	52,835	1,285	395	18,082	-	-	72,597
Other financial liabilities (3)	23,806	-	-	-	-	-	23,806
Total financial liabilities	216,035	21,837	28,167	143,488	7,687	522	417,736

(1) Including basically forex transactions, debtors arising from guarantee deposits and brokerage for securities;
(2) Demand deposits, savings accounts, and technical reserves for insurance and pension plans in the form of our "VGBL" and "PGBL" products are classified in the 1-30 days category, irrespective of average historical turnover; and
(3) Includes basically credit card and forex transactions, and trading and brokering securities and certificated savings plans.

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10.1 – General financial and equity conditions

Subordinated debt – 2010 and 2009 (under International Accounting Standards - IFRS)

Paper/Maturity	Original term in years	Transaction value	Currency	Remuneration	R$ million
					December 31
					2010	2009
In Brazil:
CDB - subordinated
2011	5	4,504	R$	102.5% to 104.0% of CDI rate	7,685	6,979
2012	5	3,236	R$	103.0% of CDI rate or 100.0% of CDI rate + (0.344% p.a. to 0.4914%) or Inflation (IPCA) + (7.102% p.a. – 7.632% p.a.)	4,589	4,153
2013	5	575	R$	100.0% of CDI rate + (0.344% p.a. - 1.0817% p.a.) or Inflation (IPCA) + (7.74% p.a. – 8.20% p.a.)	780	701
2014	6	1,000	R$	112.0% of CDI rate	1,256	1,132
2015	6	1,275	R$	108.0% and 112.0% of CDI rate or Inflation (IPCA) + (6.92% p.a. – 8.55% p.a.)	1,538	1,365
2016	6	1	R$	IPCA + (7.1292% p.a.)	1	-
2012	10	1,570	R$	100.0% of the DI – CETIP rate or 100,0% of the CDI rate + (0.75% p.a. – 0.87% p.a.) or 101.0% to 102.5% of the CDI rate	5,164	4,689
2019	10	20	R$	IPCA + (7.76% p.a.)	24	-

Related to loans (1):
2011 a 2016	1 to 5	32	R$	100.0% to 110.0% of CDI rate	33	2
2010 a 2012 (2)	up to 2	-	R$	Rate of 9.43% p.a.	-	304
2010 a 2017	up to 7	90	R$	Inflation (IPCA) + (6.7017% p.a. - 7.4163% p.a.)	92	-
2010 a 2017	up to 7	21	R$	Rate of 13.0949% p.a. - 13.1762% p.a.	23	-
2010 a 2018	up to 8	51	R$	IGPM + (6.3874% p.a. – 7.0670% p.a.)	51	-
Subtotal - in Brazil					21,236	19,325

Abroad:
2011	10	354	US$	Rate of 10.25% p.a.	249	259
2012 (3)	10	315	Yen	Rate of 4.05% p.a.	364	235
2013	10	1,435	US$	Rate of 8.75% p.a.	826	876
2014	10	802	Euro	Rate of 8.00% p.a.	505	566
Indeterminate (4)		721	US$	Rate of 8.875% p.a.	-	524
2019	10	1,334	US$	Rate of 6.75% p.a.	1,278	1,319
2021 (5)	11	1,100	US$	Rate of 5.90% p.a.	1,857	-
Subtotal - abroad					5,079	3,779

Total					26,315	23,104

1) Refers to subordinated CDB transactions related to loans not comprising Tier II reference equity;
2) Refers to early redemption in subordinated CBD related to loans;
3) Including dollar “swap” cost, the rate rose to 10.15% per annum;

(4) In June 2005, perpetual subordinated debt in the amount of US$ 300 million was issued with an option for redemption by the issuer only, in its entirety, and on prior approval from the Central Bank ,in the following cases: (i) five years after issue date and subsequently on due dates for interest charges; and (ii) at any time, if there is any alteration in tax legislation in Brazil or abroad that could lead to increased costs for the issuer, and if the issuer is notified in writing by the Central Bank, that the securities can no longer be included in consolidated capital for purposes of calculating solvency index. On April 14, 2010, the Central Bank approved an application for early redemption of this funding in the amount of R$ 556.834 million, which occurred on June 3, 2010; and

(5) In August 2010, subordinated debt placed abroad amounted to US$ 1,100 million at 5.90% p.a. maturing 2021.

Caption:

CDB - Banking Deposit Certificate
CDI - Interbank Deposit Certificate
IPCA - Consumer Price Index – Broad
DI-CETIP - Interbank Index published by Central Depositary and Settlement of Private Securities
IGP-M - General Market Price Index

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10.1 – General financial and equity conditions

d)	financing sources used for working capital and investments in non-current assets;
e)	financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits
f)

indebtedness levels and characteristics of related debts, also describing: i) relevant loan and financing contracts; ii) other long-term relationships with financial institutions; iii) level of subordination among debts

Main Financing Sources (Under International Accounting Standards - IFRS)

R$ million	2010	2009	Variation
			%	R$
Demand deposits + Others	36,882	35,247	4.64	1,635
Savings deposits	53,436	44,162	21.00	9,274
Time deposits	102,158	90,537	12.84	11,621
Subtotal - Client funds	192,476	169,946	13.26	22,530

Loans and onlending	38,196	27,328	39.77	10,868
Funds from securities issued	17,810	7,683	131.81	10,127
Subordinated debts	26,315	23,104	13.90	3,211

Total	274,797	228,061	20.49	46,736

Liquidity and Financing

Central Bank requirements for compulsory deposits determine our minimum liquidity levels. We review our asset and liability management policies from time to time to ensure that we have sufficient liquidity available to honor withdrawals, deposits, repay other liabilities at maturity, extend loans or other forms of credit to our customers and meet our own working capital needs.

The treasury department acts as a support center for our business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. It is also responsible for setting the rates for our different products, including exchange and interbank transactions. The treasury department covers any funding shortfall through borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have been using our excess liquidity to invest in Government bonds and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of financing are:

  demand deposits, savings deposits and term deposits; and
  debentures, borrowing and onlending, funds from issuance of securities and subordinated debts.

Deposits

Deposits are our most important source of funding. Our deposits balance over these years progressed in the following manner:

  in 2010, the balance of our deposits increased approximately 13.3% as compared to 2009, mainly due to the increase in time and saving deposits

Reference Form – 2011 – BANCO BRADESCO S.A.

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10.1 – General financial and equity conditions

Deposits accounted for approximately 70.0% of all major funding sources on December 31, 2010. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the balances of our savings and demand deposits from December 31, 2009 through December 31, 2010 was due basically to the increase in our client base. At December 31, 2010, we had 23.1 million checking accounts and 41.1 million savings accounts, compared to 20.9 million checking accounts and 37.7 million savings accounts at December 31, 2009.

Borrowing and Onlending

Variation in the year of 2010 as compared to the 2009 balance is mainly due to the increased volume of loans and onlending in the country, basically from Finame and BNDES operations.

Funds from Issuance of Securities

The variation in the fiscal year of 2010 compared to 2009 mainly derives from: a) new issuances of Financial Bonds in the market, occurred in the 2nd quarter of 2010, the balance of which in December 2010 amounted to R$ 7,801 million; b) the increased volumes of securities issued abroad in the amount of R$ 1,054 million; c) the increased operations of Real Estate Exchange Bills in the amount of R$ 777 million; and d) the greater volume of Mortgage-Backed Securities in the amount of R$ 379 million.

Subordinated debt

In December 2010, Bradesco’s Subordinated Debt totaled R$ 26,315 million (R$ 5,079 million abroad and R$ 21,236 million in Brazil).

In 2010, there was an issuance of R$ 2,026 million in Subordinated Debts (R$ 193 million locally and R$ 1,833 million abroad), being this total eligible to compose Level II of the Basel Index, due between 2016 and 2021. Issuance of subordinated notes in August 2010, in the amount of US$ 1.1 billion, stands out.

It is worth mentioning that only R$ 8,051 million of the total subordinated debt are used in the calculation of the Basel Index, given the respective maturity.

Additionally, note that on 01.13.2011, Bradesco issued US$ 500 million in subordinated notes accepted by the Central Bank of Brazil as part of Basel Tier II capital.

Sources of Additional Liquidity

In some limited circumstances we may obtain emergency funds from the Central Bank through a transaction referred to as “discount.” A discount is a loan from the Central Bank to a financial institution, that loan being guaranteed by federal government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading securities limits the amount of discount transactions. Banco Bradesco did not enter into discount transactions for liquidity purposes.

iv) eventual restrictions to the issuer, in particular, with respect to limits of indebtedness and taking on new debts, distribution of dividends, sale of assets, issuance of new securities, and sale of shareholding control

There are no restrictions imposed to Bradesco.

g)	limits for use of contracted financing

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10.1 – General financial and equity conditions

Minimum short-term liquidity limits are established by Internal Committees, Executive Board and Board of Directors. Such limits are intended to ensure a sufficient liquidity and meet the minimum expected needs. Bradesco reviews periodically such limits, on which projected cash needs are based.

h) significant changes to each item of financial statements

Comments on significant alterations in each item of the consolidated statements of income are found in item 10.2 a).

Particularly the following items:

  Net interest income;
  Revenue from services and commissions;
  Net gain / (loss) from financial assets / liabilities for trading;
  Income from insurance and pension;
  Losses due to impairment of loans and advances;
  Personnel and Administrative Expenses;
  Other operational revenues (expenses);and
  Income tax and social contribution.

In relation to significant alterations in consolidated balance sheet items, the table below compares the most significant events in the following periods.

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10.1 – General financial and equity conditions

R $ million - Consolidated Assets (International Accounting Standards - IFRS)	2010	2009	Horizontal analysis	Vertical analysis
				2010	2009
			%	%	%
Assets
Cash and near cash with central banks	80,960	24,850	225.8	13.4	5.1
Loans and advances to credit institutions	64,716	82,722	-21.8	10.7	16.9
Loans and advances to clients (1)	210,280	174,240	20.7	34.9	35.6
Financial assets held for trading	75,234	54,481	38.1	12.5	11.1
Financial assets available for sale	40,179	44,046	-8.8	6.7	9.0
Investments held to maturity	3,394	3,883	-12.6	0.6	0.8
Assets assigned as guarantee	79,701	60,073	32.7	13.2	12.3
Non-current assets for sale	412	456	-9.6	0.1	0.1
Investments in affiliates	2,298	1,431	60.6	0.4	0.3
Tangible assets	3,669	3,405	7.8	0.6	0.7
Intangible assets	5,412	4,722	14.6	0.9	1.0
Current taxes	1,590	2,122	-25.1	0.3	0.4
Deferred taxes	12,734	12,526	1.7	2.1	2.6
Other assets	22,375	20,727	8.0	3.7	4.2
Total	602,954	489,684	23.1	100.0	100.0

Liabilities
Funds from credit institutions	171,921	120,068	43.2	28.5	24.5
Client funds	192,476	169,946	13.3	31.9	34.7
Financial liabilities for trading	733	532	37.8	0.1	0.1
Funds from securities issued	17,810	7,683	131.8	3.0	1.6
Subordinated debts	26,315	23,104	13.9	4.4	4.7
Technical provisions - insurance and pensions	83,493	72,597	15.0	13.8	14.8
Contingency provisions	13,328	10,853	22.8	2.2	2.2
Current taxes	1,923	1,246	54.3	0.3	0.3
Deferred taxes	1,981	1,152	72,0	0.3	0.2
Other liabilities	41,816	37,857	10.5	6.9	7.7
Shareholders' equity - controlling shareholders	51,051	44,191	15.5	8.5	9.0
Minority interest - non-controlling shareholders	107	455	-76.5	-	0.1
Total	602,954	489,684	23.1	100.0	100.0

(1) Net of provision for impairment losses.

Cash and near cash with central banks

The balance of cash and near cash with central banks amounted to R$ 80,960 million in 2010, thus showing an increase of R$ 56,110 million or 225.8%, on 2009. This increase basically reflected higher reserve requirements

Reference Form – 2011 – BANCO BRADESCO S.A.

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10.1 – General financial and equity conditions

varying with deposits under Central Bank Circular 3.513/10 and the additional compulsory deposit to cover demand deposits, time deposits and savings, as per Central Bank Circular 3.514/10.

Loans and advances to credit institutions

Comparing 2010 to 2009, the reduction in loans and advances to credit institutions was primarily due to fewer repurchase agreements, which fell from R$ 57,591 million to R$ 37,183 million, thus showing a reduction of R$ 20,408 million.

Loans and advances to clients

Loans and advances to clients amounted to 34.9% of our total assets in 2010 (2009 - 35.6%).

Comparing 2010 to 2009, the evolution of 20.7% refers basically to the higher volume of transactions, highlighting the following products:(i) working capital; (ii) BNDES / Finame onlending;(iii) vehicle loans (CDC);(iv) credit card; and (v) housing finance.

Financial assets held for trading

In 2010, financial assets for trading reached R$ 75,234 million, an increase of 38.1% on the previous year. This growth was mainly due to an R$ 12,242 million increase in the portfolio of stocks and bonds issued by non-financials and an R$ 10,168 million increase in the Brazilian government bond portfolio.

Assets assigned as guarantee

The 32.7% increase during the year reflects a larger Brazilian government bond portfolio assigned as guarantee.

Technical reserves for insurance and pensions

Provisions for insurance and pension plans reached R$ 83,493 million, an increase of R$ 10,896 million. This was basically due to growth in the VGBL and PGBL products and in traditional plans too.

We also note that the main funding sources are discussed in item 10.1 d); e); and f).

Reference Form – 2011 – BANCO BRADESCO S.A.

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10.2 – Operational and financial results

a) results of issuer’s operations, in particular: i) description of important income components; ii) factors that materially affected the operating results

To provide a clearer view of the main influences that have affected our results (revenues and expenses), we have included our consolidated financial statements for the years ended December 31, 2010 and December 31, 2009, which were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Note that these consolidated financial statements are covered by rules for First-time Adoption of International Financial Reporting Standards - IFRS 1 (R). The data for the year ended December 2008, 31 were not prepared under the international accounting standard, so we are not including comments or statements for 2008, since there would not be a proper comparison with the years ended December 2010, and 2009.

Reference Form – 2011 – BANCO BRADESCO S.A.

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10.2 – Operational and financial results

					R$ Million
Consolidated income statements (International Financial Reporting Standards – IFRS)	2010	2009	Horizontal Analysis	Vertical Analysis
				2010	2009
			%	%	%
Interest income and similar	63,772	55,165	15.6	100.0	100.0
Interest expense and similar	(31,001)	(27,975)	10.8	(48.6)	(50.7)
Net interest income	32,771	27,190	20.5	51.4	49.3
Fee and commission revenue	9,421	7,867	19.8	14.8	14.3
Fee and commission expense	(27)	(19)	42.1	(0.0)	(0.0)
Net fee and commission income	9,394	7,848	19.7	14.7	14.2
Net gain / (loss) on financial assets / liabilities for trading	2,213	5,984	(63.0)	3.5	10.8
Net gain / (loss) on financial assets available for sale	754	757	(0.4)	1.2	1.4
Net gain / (loss) on foreign exchange transactions	(683)	(897)	(23.9)	(1.1)	(1.6)
Insurance and pension plan income	2,578	1,778	45.0	4.0	3.2
Losses due to impairment of loans and advances	(5,756)	(10,810)	(46.8)	(9.0)	(19.6)
Personnel expenses	(8,794)	(7,334)	19.9	(13.8)	(13.3)
Other administrative expenses	(9,761)	(8,138)	19.9	(15.3)	(14.8)
Depreciation and amortization	(1,966)	(1,517)	29.6	(3.1)	(2.7)
Other operational revenues (expenses)	(6,003)	(3,025)	98.4	(9.4)	(5.5)
Operating income	14,747	11,836	24.6	23.1	21.5
Earnings from equity in affiliates	577	729	(20,9)	0.9	1.3
Income before income taxes	15,324	12,565	22,0	24.0	22.8
Income tax and social contribution	(5,272)	(4,264)	23,6	(8.3)	(7.7)
Net income for the period	10,052	8,301	21,1	15.8	15.0

Attributable to shareholders
Controlling block of shareholders	9,940	8,283	20.0
Minority shareholders	112	18	522.2

Basic earnings per share on weighted average number of shares attributable to shareholders (R$ per share):
- Earnings per common share	2.52	2.12	18.9
- Earnings per preferred share	2.77	2.34	18.4

Net Income for the year of 2010 amounted to R$ 10,052 million, corresponding to an increase of 21.1%, or R$ 1,751 million, over the previous year. Net income allocated to controlling block shareholders was R$ 9,940 million, which was up 20.0% on the previous period. Consequently, the Return on Average Shareholders’ Equity (ROAE) reached 20.9%. The Return on Average Assets (ROAA) was 1.8% in the fiscal year of 2010.

Next we comment on the main line items that affected results and compare the years ended December 31, 2010 and 2009:

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10.2 – Operational and financial results

Net interest income

Net interest income reached R$ 32,771 million, increasing by R$ 5,581 million in relation to 2009, or 20.5%, as a result of the following factors: a) an increase of R$ 3,764 million in revenues for interest and similar from loans and leasing, reflecting a 19.3% increase in loans to customers, highlighting the following products: (i) working capital; (ii) BNDES / Finame onlending; (iii) vehicle loans (CDC); (iv) credit cards and (v) housing finance; and b) an increase of R$ 4,200 million in income from interest and similar financial assets for trading and available for sale, basically due to an increase of 17.1% in these assets in the period; c) evolution of R$ 1,426 million in revenues earned on Central Bank compulsory deposits, reflecting an increase of 263.8% in the balance of these assets required to cover term deposits under Central Bank Circular 3.513/10 and additional compulsory deposits relating to demand accounts, time deposit accounts, and savings accounts, as per Central Bank Circular 3.514/10; and partly offset by: d) an increase of R$3,489 million in interest expenses arising from open market funding transactions.

Fee and commission revenue

In 2010, revenues from services and commission showed growth of R$ 1,555 million, as a result, especially from: (a) the good performance of credit card segment derived from the increase of card/client base and revenues from Banco Ibi; (b) the increase of current account revenues, derived from the expansion of operations and account holder base, which recorded a net increase of some 2.2 million new accounts in the period; (c) increased revenue from guarantees provided; (d) the increase of revenues from fund management; (e) the increase of revenues from collections and taxes; and (f) improvement in revenues from managing purchaser consortiums.

Net gain / (loss) on financial assets / liabilities for trading

In 2010, gain / (loss) on financial assets / liabilities for trading amounted to R$ 2,213 million, which was down 63.0% on the previous year due to lower income from derivative financial instruments used to hedge foreign investments. The result of a variation of value in 2010 was depreciation of 4.3% against depreciation of 25.5% in 2009.

Income from insurance and pensions

The evolution of 45.0% in the "income from insurance and pensions" line item was due to an increase of 16.1%, or R$ 3,876 million in premiums retained in 2010 which reached R$ 27,994 million, partly offset by: (i) increased variation of technical provisions in the amount of R$ 1.491 million; (ii) an increase of retained claims in the amount of R$ 1,248 million; and (iii) an increase in marketing and sales expenses in the amount of R$ 336 million.

Losses due to impairment of loans and advances

In 2010, losses due to impairment of loans and advances totaled R$ 5,756 million, thus showing a decrease of 46.8% during the year, due to improvement in defaults and better recovery of credit, which evolved 57.9% in the period to reach R$ 2,677 million. Lending increased 19.3% in the same period, showing that Bradesco's loan portfolio grew but retained its high-quality profile.

Personnel Expenses

In the comparison of the fiscal years of 2010 and 2009, there was an increase of R$ 1,460 million principally explained by: i) increase of wage levels; ii) net staff increase of 7,574 employees; iii) incorporation of Banco Ibi occurred in November 2009; iv) higher expenses related to the employee profit sharing program; and v) higher expenses related to provision for labor proceedings.

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10.2 – Operational and financial results

Administrative Expenses

The comparison between the years of 2010 and 2009 shows that the 19.9% increase is basically due to: (i) the impact of incorporation of Banco Ibi occurred in November 2009; (ii) higher costs of advertising and publicity in 2010, as in 2009 that expense recorded a significant reduction in relation to its history; (iii) increase of volume of business and services; (iv) increase of variable expenses associated with revenues (e.g., Bradesco Expresso and Banco Postal); (v) higher costs of legal advice, mainly related to credit recoveries that increased by 60% in 2010; and (vi) expansion of Customer Service Network by 10,307 outlets, including 174 branches, 368 PAB/PAE/PAA, 5,904 Bradesco Expresso, and other 3,861 facilities totaling 54,884 customer service outlets on December 31, 2010.

Other operational revenues (expenses)

In 2010, the increase in other operational revenues/expense, totaling R$ 2,978 million, was due in particular to: (i) income obtained in 2009 from partial sale of shares in Visanet (now Cielo), amounting to R$ 2,410 million; and (ii) an increase in tax expenses of R$ 480 million, reflecting growth of taxable income liable for PIS, Cofins and ISS.

Income tax and social contribution

Income tax and social contribution expense rose 23.6% in 2010 on 2009. This increase was basically due to higher taxable income. The effective rate reached 34.40% in 2010 from 33.94% in 2009. b) variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services c) impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income

During periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be offset by a reduction in the volume of our outstanding loans.

Additionally , in the event of the Brazilian real depreciating, we (i) incur losses on our liabilities denominated in/or indexed to, foreign currencies, such as our long-term debt denominated in dollars and foreign currency borrowings to the extent that the cost in Brazilian reais if the related financial expense is higher, and (ii) incur gains on our assets denominated in/or indexed to, foreign currencies, such as our securities and dollar – geared loans, when revenue from these assets measured in Brazilian reais increases. Conversely, when the Brazilian real appreciates, as it did from 2003 to 2007, (i) incur losses on assets denominated in/or indexed to, foreign currencies, and (ii) incur gains on our liabilities denominated in/or indexed to, foreign currencies.

In 2010, net interest income evolved 20.5% on 2009, R$ 27,190 million to R$ 32,771 million in 2010. The increase of R$ 5,581 million in interest income from operations, primarily reflects the increase in the volume of transactions, since the interest rate (CDI) in the period remained broadly stable, decreasing 0.1 p.a., from 9.9% in 2009 to 9.8% in 2010.

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10.2 – Operational and financial results

Note that these consolidated financial statements are covered by rules for First-time Adoption of International Financial Reporting Standards IFRS 1 (R). Data for the year ended December 31, 2008 were not prepared using this international accounting standard, therefore we are not including comments or statements for 2008, since there would not be a proper comparison those for the years ended December 31, 2010 and December 31, 2009.

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10.3 – Past or expected events having significant effects on financial statements

a) introduction or disposal of operational segment

During this period there was no introduction or disposal in the operating segment, however, we highlight the acquisition of the entire share capital of Ibi Services S. de R.L. Mexico (Ibi México) and RFS Human Management S. de R.L as commented in item 10.3 b.

b)	constitution, acquisition or sale of equity

In Bradesco Organization, the following significant events that marked the period stand out:

  On February 11, 2010, Bradesco, Banco do Brasil and Banco Santander (Brasil) signed a Memorandum of Understanding to allow the consolidation of operations carried out in their respective Automated Teller Machine Networks like those installed in airports, gas stations, supermarkets, shopping centers, drugstores and bus terminals. The operation, the successful pilot activity of which occurred on November 25, 2010, is expected to provide a significant increase of Network availability and capillarity, including efficiency gains over its current form of individualized use;
  On April 23, 2010, Bradesco submitted to Santander Group Spain a proposal to purchase part of its shares issued by Cielo S.A., corresponding to 2.09% of the capital stock, for the amount of R$ 431.7 million, and shares issued by Companhia Brasileira de Soluções e Serviços – CBSS, corresponding to 10.67% of the capital stock for the amount of R$ 141.4 million, being that operation completed on July 13, 2010 was approved by the relevant authorities. On January 24th, 2011, Bradesco acquired CBSS shares held by Visa International Service Association corresponding to 5.01% of CBSS capital for R$ 85.8 million, pending approval by the competent authorities. Upon such acquisitions, Bradesco participation in Cielo and CBSS increased to 28.65% and 50%, respectively, thus increasing its participation in the card market;
  On April 27, 2010, a Memorandum of Understanding was signed by Bradesco and Banco do Brasil to forge a partnership to administer a Brazilian credit card, debit card, and prepaid card brand for account holders and non-account holders, known as Elo, which will include, among other activities, the development of new business for private label cards. Further, on August 9, a Memorandum of Understanding was signed with Caixa Econômica Federal, which joined the partnership;
  On June 2, 2010, the acquisition of the whole capital stock of Ibi Services S. de R.L. Mexico (Ibi México) and RFS Human Management S. de R.L., a company controlled by Ibi México, was completed for the approximate amount of R$ 301,2 milhões. The deal includes a partnership with C&A México S. de R.L.
  (C&A México) to jointly sell, on an exclusive basis and for a period of 20 years, financial products and services through the stores of the C&A México chain;
  On August 19, 2010, Bradesco Seguros, ZNT Empreendimentos and OdontoPrev signed a Memorandum of Understanding with BB Seguros to make a strategic partnership for the development and commercialization of dentistry products; and
  On September 2, 2010, Bradesco, jointly with its controlled company CPM Braxis S.A. and its other shareholders entered into an agreement with Capgemini S.A., under which Capgemini acquired 55% of shares issued by CPM Braxis and became its controlling company.

In 2010, these transactions did not significantly impact our accounting statements. We believe that all of the above-mentioned transactions relating to assets and liabilities will increase our revenues, expenses and future results. The value of these increases is uncertain, and therefore its impact on our future financial performance cannot be estimated.

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10.3 – Past or expected events having significant effects on financial statements

c) unusual event or operations

In the years 2008, 2009 and 2010, there were no unusual events or transactions with the issuer that have caused or are expected to cause significant impacts for its results.

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10.4 – Significant changes in accounting practices – Qualifications and points emphasized in the auditor's report

a)	significant changes in accounting practices
b)	significant effects of changes in accounting practices

In line with our process of compliance with international accounting standards, certain accounting pronouncements and their interpretations have been issued by the Accounting Decision Committee (CPC), which shall apply to the financial institutions only when approved by National Monetary Council (CMN).

Accounting decisions already approved include:

  Resolution No. 3566/08 – Impairment (CPC 01);
  Resolution No. 3604/08 – Cash Flow Statement (CPC 03);
  Resolution No. 3750/09 – Disclosure on Related Parties (CPC 05); and
  Resolution No. 3823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25).

Currently it is not possible to estimate when the National Monetary Council will approve other CPC accounting decisions or whether their application will be prospective or retrospective. Therefore, it is not yet possible to quantify the accounting impacts of the application of such decisions to Bradesco financial statements.

CMN Resolution No. 3786/09 and Bacen Circular Letters Numbers 3472/09 and 3516/10 established that financial and other institutions authorized to operate by Bacen, which have been incorporated as a public corporation or are required to establish an Audit Committee, shall prepare every year, starting on December 31, 2010, and publish not more than 90 days after the baseline date of December 31 their consolidated financial statements in conformity with international accounting standards (IFRS), after the international decisions issued by IASB – International Accounting Standards Board. Bacen Circular Letter No. 3.516/10 extended the period for publication of IFRS Financial Statements related to 2010 to 120 days.

The following notes concern material adjustments between accounting BR GAAP practices used by Bradesco under compared with IFRS:

1. Consolidation

Under BR GAAP, holdings in companies under shared control (usually represented an interest of 20% to 50%) are proportionally consolidated in the Organization's accounting statements and exclusive investment funds are not consolidated as per determinations of the Central Bank of Brazil.

For IFRS purposes, holdings in affiliates in which the Organization has significant influence, were shown using the equity equivalence method. Therefore these investments were not included in consolidated financial statements, but the exclusive investment funds were consolidated.

2. Reversal of dividends to be paid but not yet declared

Under BR GAAP, in accordance with Brazil's Law of Corporations, shareholders are entitled to minimum mandatory dividends in each period, in proportion to profits as determined by its bylaws or articles, or in the absence of the latter, a minimum mandatory dividend of not be less than 25% of adjusted net income. Companies may thus remunerate shareholders at levels above the mandatory minimum, and may provision these amounts in their accounting statements for payment in the next period, even if they have not yet been declared. For IFRS purposes, the proposed additional dividend recorded in liabilities, which exceed the mandatory minimum dividend determined by the Organization's bylaws or articles, which had not been approved by the Shareholders General Meeting prior to the accounting statements base date, were reverted to shareholder equity since the amount does not represent a legal obligation of the Organization until voted by the Shareholders General Meeting.

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10.4 – Significant changes in accounting practices – Qualifications and points emphasized in the auditor's report

3. Effects of hyperinflation on non-monetary assets and liabilities

Until June 30, 1997, Brazil was considered a hyperinflationary economy, but for BR GAAP purposes, accounting statements denominated in currency of constant purchasing power were required only until December 31, 1995. Therefore indexing for accounting statements was discontinued as of January 1, 1996.

For IFRS purposes, the effects of adjusting the values of nonmonetary assets through June 30, 1997 were recognized in accounting statements as required by IAS 29 - "Financial Reporting in Hyperinflationary Economies."

4. Pension plans

Under BR GAAP, provisions arising from obligations under benefit plans are not recognized except current monthly obligations.

For IFRS purposes, the "Projected Unit Credit" method was applied and gains and losses outside the corridor (which refers to the portion of actuarial gains and losses to be recorded as revenue or expense if net cumulative actuarial gains and losses not recognized at the end of the previous year exceeds the greater of (i) 10% of present value of the obligation before deducting plan assets or (ii) 10% of the fair value of any plan assets) are recognized in the course of the remaining period of services provided.

5. Business combinations

Under BR GAAP, there is no specific pronouncement on the subject of business combinations for financial institutions. Only assets and liabilities recorded in the opening balance of the acquired entity are recognized by the acquiring entity and any premium or discount on acquisitions corresponds to the difference between the amount paid by the acquiring entity and the book value of assets and liabilities recorded for the entity acquired. Shares or debt issued as payment for the acquisition of entities are recorded at their issue prices on the date of the business combination. Goodwill premiums arising from business combinations are amortized for up to 20 years.

In relation to acquisitions that occurred after September 1, 2008, for IFRS purposes, the Organization recognized assets and liabilities arising from business combinations at fair value. Shares issued by the Organization in business combinations are recognized at fair value on the date of transfer of control. Other assets delivered as payment were also measured at fair value. Goodwill recognized in business combinations was tested annually for purposes of determining the recoverable amount as required by IAS 38 - "Intangible Assets".

6. Fair value adjustment of derivatives

BR GAAP does not require derivative financial instruments contracted in trading associated with a particular funding transaction or application of funds to be valued at their fair value, provided that certain conditions are present, such as (i) they may not be traded or settled separately from the associated transactions, (ii) in the event of early settlement of the associated transaction, the latter takes place at the contracted amount, and (iii) they are contracted for the same term with the same counterpart as the associated transaction.

For IFRS purposes, these derivative financial instruments were classified as for trading are recognized at fair value in financial statements with the respective changes in fair value recognized in income, as determined by IAS 39 –"Financial Instruments - Recognition and Measurement".

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10.4 – Significant changes in accounting practices – Qualifications and points emphasized in the auditor's report

7. Fair value adjustment of financial assets included in the consolidated exclusive investment fund portfolio

Under BR GAAP, certain financial asset instruments in the portfolio of the exclusive funds, which are consolidated for IFRS purposes only, were classified as "held to maturity." For IFRS purposes, the Organization decided to designate these financial instruments in the category "available for sale" as allowed under exemptions for transition to IFRS 1 (R), since for Brazilian GAAP purposes, as per CMN Resolution 3.181/04 and SUSEP Circular 379/08, financial instruments in the "held to maturity" category may be disposed off provided there is simultaneous purchase of new securities of the same type and similar maturity and in an amount equal to or greater than the value of the securities sold. Thus fair value adjustment of these financial instruments was recognized in the shareholders equity reserve account - "accumulated other comprehensive Income", net of tax effects.

8. Fair value adjustment of financial assets - equity securities

Under BR GAAP, certain investments in shares of companies in which the Organization has no management influence were classified as "permanent assets" at historical acquisition cost.

For IFRS purposes, due to the absence of influence over management, these shareholdings were designated in the category "available for sale" at fair value on the date of transition to IFRSs, with the corresponding gain or loss recognized in the shareholder equity reserve account - "accumulated other comprehensive income", net of tax.

9. Reversal of hedge accounting

Under BR GAAP, the Organization designated certain financial derivatives as hedging instruments, which were classified as cash flow hedges with the corresponding effective portion of their increased or decreased value recorded net of tax in a separate account in shareholder equity while the ineffective portion was recognized in income.

For IFRS purposes, these financial instruments were not designated as hedges since they do not qualify for hedge accounting under IAS 39. Therefore the effective portion recorded in shareholder equity under BR GAAP was reversed on transition date and set against the retained earnings account.

10. Deferral of fees of financial services and direct costs

Under BR GAAP, for certain financial assets, particularly loans and advances to clients, the Organization recognizes fees charged for financial services, as well as the portion of related direct costs, in income at the time of originating these financial assets. Direct costs related to commissions paid stores and retailers are recorded under "Other Assets - Prepaid expenses" and recognized in income by the term of their corresponding contracts.

For IFRS purposes, financial service fees, as well as direct costs related to the origination of these financial assets, are deferred and recognized as adjustment at the effective interest rate. Direct costs related to commissions paid stores and retailers are part of the effective interest rate and are recorded in the loans and advances to client’s accounts.

11. Reversal of equity equivalence earnings recognized for investments in companies under shared control

Under BR GAAP, companies are typically considered to be under shared control if the organization's interest is from 20% to 50% of total capital.

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10.4 – Significant changes in accounting practices – Qualifications and points emphasized in the auditor's report

For IFRS purposes, affiliates are represented by holdings in which the Organization has significant influence, which is the power to participate in deciding the financial and operating policies of an investee company.

12. Provision for guarantees provided to third parties

Under BR GAAP, financial guarantees provided to third parties are controlled in offsetting accounts. Fees charged for issuing these guarantees are recognized in income in the course of the guarantee's period of validity.

For IFRS purposes, as per as IAS 39, after initially recognizing these guarantees at fair value, the Organization measured these transactions at greater of: (i) the value initially recognized as "unearned income" and, when appropriate, accumulated depreciation is deducted in accordance with IAS 18 or (ii) the estimated expenditure required to settle the security in cases in which the Organization believes an outflow of funds probable as per IAS 37.

13. Loss due to impairment of loans and advances to clients and financial institutions

Under BR GAAP provisions for doubtful debt is based on risk analysis of loans in an amount believed sufficient to cover possible losses, as per the requirements set by CMN Resolution 2.682/99, which deals with certain regulatory parameters.

For IFRS purposes, provision for loan losses was based on historical losses and other information known at the time of valuation, as described in Note 2 (e) (viii).

14. Deferred tax assets - social contribution

Under BR GAAP, provision for income tax is made at the base rate of 15% of taxable income plus an additional 10%. As of May 1, 2008, social contribution on profits was calculated at the rate of 15% for financial and similar companies and 9% for non-financials (until April 30, 2008 the rate was 9% for all companies, and the calculation for 2008 was made in accordance with specific standards issued by the tax authorities).

Tax credits from prior periods, resulting from the social contribution being raised rate to 15%, were recorded to the limit of the corresponding consolidated tax liabilities under BR GAAP.

For IFRS purposes, deferred tax assets for the social contribution were remeasured and recognized based on the rate at which the Organization expects to realize the assets, which is the current rate of 15%.

15. Deferred income tax and social contribution on IFRS adjustments

Deferred income tax and social contribution were recorded on the differences between Brazilian GAAP and IFRSs when applicable. c) Qualifications and emphases in the auditor’s opinion

There were no restrictions or emphases in the auditor’s opinion.

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10.5 – Critical accounting policies

Use of estimates and judgments

The Organization uses estimates and makes assumptions that affect reported subsequent year values of assets and liabilities. All estimates and assumptions required under IFRS are best estimates determined in accordance with applicable rules. These estimates and judgments are continually evaluated and based on historical experience and other factors including expectations as to future events believed to be reasonable under current circumstances.

Estimates and assumptions that involve significant risk and may have a material impact on the values assets and liabilities in the coming year are disclosed below.

Fair value of financial instruments

Financial instruments recorded at fair value in our accounting statements consist mainly of financial assets held for trading, including derivatives and financial assets classified as 'available for sale'. The fair value of a financial instrument is the amount for which it may be traded in a current transaction between willing parties, without forced sale or liquidation.

These financial instruments are ranked based on the lowest level of information significant for measuring their fair value. We make less use of our own judgment to measure fair market value for instruments classified on levels 1 and 2 if information is based on observable market data. For instruments ranked level 3, we have to use a significant amount of our own judgment when making measurements of fair market value. We base our judgment decisions on our knowledge and observations of relevant markets for individual assets and liabilities and these judgments may vary based on market conditions. In using our judgment, we analyze a series of prices and transaction volumes from third parties to understand and assess the extent of market references available and the judgment or modeling needed in processes with third parties. Based on these factors, we determine whether fair values may be observed in active markets, or whether markets are inactive.

Inaccuracy in estimates from unobservable market information may impact the amount of revenue or loss recorded for a given position. Moreover, although we believe that our valuation methods are appropriate and consistent with those of other market participants, the use of different assumptions or methodologies to determine the fair value of certain financial instruments could result in different estimates of fair value on disclosure date.

Gains (losses) on financial instruments classified as held for trading, which represent net gain from our trading positions may be volatile and are largely related to market conditions and demand. Gains (losses) from trading depend on the type and volume of transactions, the risk level assumed, and volatility of prices and rates at any given time in a market environment that is constantly evolving. To assess risk in our trading activities, we focus on actual and potential volatility of individual positions and portfolios. At the portfolio and corporate level, we use trading limits, stress testing and modeling tools such as "VAR" to estimate the potential daily loss that must not be exceeded within a specific confidence level to measure and manage market risk. On December 31, 2010, our "VaR" was R$ 23 million based on a confidence level of 99%.

Impairment of financial assets available for sale

Financial assets available for sale are periodically assessed for impairment if there is a lasting or significant fall in their fair value. Determining the existence of a lasting or significant fall in value requires judgment. Among other factors, judgment is required to assess the normal volatility of asset prices.

Additionally, valuations are obtained using market prices or valuation models that require the use of certain assumptions or judgment to estimate fair value.

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10.5 – Critical accounting policies

Provisions for impairment of loans and advances

At the end of each period, provision for losses from loans and receivables is adjusted on the basis on an analysis of our portfolio, including the estimate of losses from loans and receivables.

Determining impairment loss on loans or receivables requires the use of judgment or assumptions in relation to the loans and receivables portfolio, both individually and for specific product portfolios. Upon reviewing the portfolio as a whole, several factors are likely to affect the estimate of possible scope of losses, including the methodology adopted to evaluate historical default rates and the historical period to be considered for that evaluation.

Additional factors that may affect our provisioning for losses on loans and receivables include:

  general Brazilian economic conditions, and conditions of the relevant sector;
  previous experience with the debtor or the relevant economy sector, including the recent experience of losses;
  credit quality trends;
  value of guaranties of an credit operation;
  volume, composition and growth of our portfolio loans and receivables;
  monetary policy of the Brazilian government; and
  any delays in the receipt of information necessary to evaluate the loans and receivables or confirm the deterioration of existing credit.

The Organization uses models to analyze loans and receivables portfolios and determine provisions required for losses. We use statistical factors to show losses and other risk indicators for groups of loans with similar risk characteristics to achieve an estimate of losses incurred by the portfolio and calculate the models. Although our models are frequently reviewed and improved, they are, by their nature, dependant on our judgment of information/forecasts that we receive. In addition, volatility of Brazilian economy may bring a greater uncertainty to our models than would be otherwise expected in more stable macroeconomic environment. Consequently, our provision for losses on loans and receivables may not be indicative of actual future losses. For the purposes of sensitivity analysis, we conducted a simulation to assess the impact of an increase in probability of default on the amount of provisioning. In this simulation, a 10% increase in probability of default as of December 31, 2010 could raise required provisioning by approximately R$ 311 million. This sensitivity analysis is hypothetical and is intended only to illustrate the impact of default when determining provision for loss due to impairment.

The process for determining the level of provisions for losses due to impairment requires a high level of judgment. Other persons may reasonably reach different conclusions based on the same information.

Impairment of nonfinancial assets and goodwill

The Organization must decide whether the current carrying value of goodwill premium has been impaired on an annual basis or more frequently. The first step in this process is to identify independent cash flow generating units and allocate goodwill premium to them. The carrying value of a unit, including goodwill premium allocated to it, is then compared to fair value to assess for impairment. If a unit's fair value is less than its carrying value, goodwill premium may be reduced to its recoverable value. Detailed calculations may be required to reflect changes in markets involved (e.g. competition or regulatory alterations). The calculation is based on discounted cash flow before taxes at an interest rate adjusted for risk appropriate to the operational unit, and in both cases requires the exercise of judgment. Although predictions are compared with current performance and external economic data, expected cash flows obviously reflect the Organization's outlook for future performance.

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10.5 – Critical accounting policies

Income taxes

Determining the amount of our income tax liability is a complex operation and our assessment is related to the analysis of our deferred tax assets and liabilities and income taxes payable. In general, our assessment requires estimates of the future value of deferred tax benefits and income tax payable. Our assessment of the possibility of realizing a deferred tax benefit is subjective and involves assessments and assumptions that are inherently uncertain. Realization of deferred tax benefits is subject to future alterations in interest rates and depends on how our strategies develop. The basis for our assessments and assumptions may change over time because of unforeseen events or circumstances that affect valuation of our tax liabilities.

Significant use of judgment is required to determine whether an income tax position is likely to be sustained on the basis of examination, even after administrative or judicial proceedings rule on technical merits. Judgment is also required to determine the value of a benefit eligible for recognition in our consolidated financial statements.

Additionally, we follow interpretations of tax legislation and rulings issued by tax authorities and courts so that we may adjust any previous judgment of accrued income tax liability. Monitoring adjustments may also arise from our tax planning or through settlement of income tax cases and the amounts involved may be significant for our operating results in any given period.

Technical provisions for insurance

Technical provisions for insurance (reserves) are liabilities that represent the estimated amounts that will be due at a certain time in the future to our policyholders. Future benefits of policies and casualties include reserves for group and individual life insurances, health insurance and accident insurance, among others. Such benefits are based on hypotheses of mortality, disability, loss of validity, investment performance, inflation and expenses. Such hypotheses are based on our experience and are periodically reviewed to the industry standards, with the objective to ensuring the actuarial credibility. For long-term insurance agreements, when the hypotheses in a specific policy or group of policies are fulfilled, they will not be changed during the validity time of the policy. However, significant changes to experience or hypotheses may require us to make a provision for future losses expected for a certain product, and make provisions for premium shortage. Provisions for premium shortage may also be established in short-term agreements to anticipate expected future losses. Benefits and claims include provisions for claims incurred but not reported for health insurance, incapacity and life insurance, auto and casualty insurance business. We recognize casualties in the period when the service was provided to our policyholders. However, costs of casualties occurred in a specific period will not be clearly recognized until we receive, process and pay such casualties. We determine the liability amount through actuarial methods based on history of casualty payments to determine our estimate of casualty liabilities. Methods to determine such estimates and establish the technical provisions are reviewed and updated on a regular basis. The resulting adjustments are recognized in income for the corresponding period.

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10.6 – Internal controls relating to preparation of financial statements – Effectiveness and deficiencies and recommendations in auditor's report

a) the level of efficiency of such controls, indicating eventual deficiencies and actions taken to correct them

Internal Controls and Compliance

Based on a policy defined and approved by the Board of Directors, the Organization also keeps all components of the internal controls system up-to-date in order to mitigate the potential losses caused by its risk exposure and to strengthen its corporate governance processes and procedures. The structure of the staff, with their absolute dedication, combined with the investments in technology and training and retraining of personnel, confirms that Bradesco’s Management of internal controls and compliance is effective, complies with the regulatory requirements and is aligned with international standards.

Flows of processes, systems and controls in the Organization are continuously re-evaluated and tested. The effort enjoys the full involvement of the Bank’s various areas, the Internal Controls and Compliance Committee and the Audit Committee, and generates reports that are submitted to the Board of Directors. This process is in line with the principal control frameworks, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Control Objectives for Information and Related Technology (COBIT), which encompass the business and technology aspects, respectively, and also complies with the requirements of the Public Company Accounting Oversight Board (PCAOB) and of Section 404 of the Sarbanes-Oxley Act in the United States.

In compliance with that law, the report certifying the adequacy of internal controls, together with the Financial Statements under US GAAP was filed with the Securities and Exchange Commission – SEC in June 2010.

In relation to certification for the year of 2010, on the basis of evaluating the design of controls and compliance tests conducted by management, no failures capable of jeopardizing certification of internal controls have been identified.

It is important to highlight the benefits at the corporate level from complying with the above-cited Law, which include disseminating the importance of a culture of control, improvements in the quality of operating and administrative processes, the robustness of the associated controls and improvements in requirements aimed at maintaining corporate governance best practices.

b) deficiencies and recommendations on internal controls included in the independent auditor’s report

Considering our knowledge, as well as, the work carried out by the independent auditors to evaluate our internal control structure, for the purpose of ensuring that the Bradesco Organization’s accounting statements are fairly presented, we are not aware of any issues that could have a material effect on our accounting statements.

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10.7 – Use of proceeds from public offerings and any deviations

a)   how funds derived from the offering were used
b)   whether there were important deviations between the effective application of funds and the proposed application disclosed in leaflets on the respective distribution

c)   if deviations occurred, the reasons for such deviations

There was no public offering for distribution of securities in the period.

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10.8 – Significant items not shown in financial statements

a) assets and liabilities directly or indirectly held by the issuer, which are not included in the balance sheet (off-balance sheet items), such as: i) operational leases, assets and liabilities; ii) portfolios of written-off accounts receivable for which the entity has risks and responsibilities, indicating the respective liabilities; iii) forward purchase and sale agreements for products and services; iv) uncompleted construction contracts; v) contracts of future receipt of financing; b) other items not shown in the financial statements.

There were no significant items not included in the accouting statements.

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10.9 – Comments on off-balance-sheet items

a)   how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements

b)   nature and purpose of operation

c)   nature and amount of obligations and rights generated for the issuer under the operation

There were no significant items not included in the accounting statements.

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10.10 – Business plan

a) investments, including: i) quantitative and qualitative description of investments in progress or expected; ii) sources of financing of investments; iii) existing disinvestments in progress or expected;

In 2010, Bradesco continued expanding its customer service network and increasing investments, as 536 branches and PAAs and PABs were opened, in an aggregate of 6,551 outlets; 5,904 units of Bradesco Expresso were implemented, reaching a network of 26,104 correspondent bank outlets.

Investments in Infrastructure, Information Technology and Telecommunication

The IT Improvement Project started in 2003, with the objective of preparing the Bank IT for the next decades, and it had 27 of its 28 works completed. Results already achieved by the project have provided a state-of-the-art, robust and fully restricted infrastructure, high-availability and high-performance data network, as well IT process modernization.

The biggest job, the construction of a new system architecture focused on services, is scheduled to be delivered in 2011, which will allow the Bank to significantly enjoy, as from 2012, most of expected benefits, including a faster support to Business Units and flexibility to withstand securely the Organization growth, by providing its customers with quality services and support.

Ø 2011

Our estimated IT infrastructure investment for 2011 is about R$ 5 billion, which is approximately 30% more than 2010's (R$ 3.9 billion). We would also highlight our plans to open 183 branches.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

			R$ million
	2010	2009	2008
Infrastructure	716	630	667
Information Technology/Telecommunication	3,204	2,827	2,003
Total	3,920	3,457	2,670

b) if already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer’s production capacity should be indicated

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c) new products and services, indicating: i) description of ongoing researches already disclosed; ii) total expenses incurred by the issuer with researches for the development of new products or services; iii) projects at development stage and already disclosed; iv) total costs incurred by the issuer with the development of new products and services

There are no new significant products and services.

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10.11 – Other factors having material influence

There are no other factors that have material influence on our operational performance that have not been mentioned in this section.

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11.1 – Projections disclosed and underlying assumptions

The words "believe," "can," "may," "should," "seeks," "estimates," "continues," "anticipates," "intends," "expects," "potential" and similar words used in this section are used to identify forward looking estimates and perspectives. Forward looking projections and perspectives include information pertaining to results and projections, strategy, financing plans, competitive position, the industry context, potential growth opportunities, the effects of future regulation, and the effects of competition. These projections and perspectives refer only to the date on which they were made.

Given the risks and uncertainties described herein, such projections may not materialize and, therefore, do not provide any guarantee of future performance. In addition, Banco Bradesco's future results and performance may differ materially from those forecast in its estimates due to, but not limited to the risk factors listed in this Reference Form, many of which are beyond the Bank's ability to control or predict. Additionally, these estimates are based on assumptions that may not materialize. In light of these limitations and uncertainties, investors should not make their investment decisions based solely on forward looking estimates and perspectives posed in this Reference Form.

Note that projections and estimates used in this item have been compiled in accordance with accounting practices adopted in Brazil and applicable to institutions whose functioning is authorized by the Central Bank of Brazil.

a. Projection

Indicators used by market analysts to feed their forecasting models for Banco Bradesco's future results. Currently, the following indicators are disclosed:

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11.1 – Projections disclosed and underlying assumptions

Indicators	Metric
Loan Portfolio (1)	cumulative 12-month variation
Individuals (1)	cumulative 12-month variation
Legal entities (1)	cumulative 12-month variation
Small and Medium Companies	cumulative 12-month variation
Large Companies	cumulative 12-month variation
Products
Vehicles	cumulative 12-month variation
Cards (2)	cumulative 12-month variation
Housing/real estate loans (origination)	cumulative 12-month variation
Paycheck Loans	cumulative 12-month variation
Financial margin (3)	Percentage growth expected for period.
Services	Percentage growth expected for period.
Operational Expenses (4)	Percentage growth expected for period. Estimated Operational Expenses include Personnel and Administrative Expenses.
Insurance Premiums	Percentage growth expected for period.
(1) Broad credit portfolio;
(2)	Does not include the portfolios “BNDES Cards” and “Discounts for prepaid receivables”;
(3)	On the current criterion, Guidance for Financial Margin - Interest; and
(4) Personnel and administrative expenses.

b. Projected period and validity of projections

Banco Bradesco projections indicate values expected for the current year. On disclosing the results for each year (last quarter of each year), indicators expected for the following year are also stated. Projections are valid for the current year.

c. Underlying assumptions for projections

Assumptions for the fiscal year 2011 that may be influenced by Management

  Our Guidance covers contractual adjustments and costs reflecting growth in our business and the organization's investment plan;
  Expansion of the Bradesco Group's service network;
  Estimates do not include new partnerships or acquisitions;
  Business growth and the organization's strategy.

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11.1 – Projections disclosed and underlying assumptions

Assumptions for fiscal year 2011 beyond Management's control

  Maintenance of fundamentals of the current Macro-economic Policy;
  Resumption of growth worldwide;
  MPC raising Selic interest rate to control inflation. Inflation close to target midpoint;
  Evolution of credit market;
  Liquidity conditions catering for demand for credit;
  Regulatory changes affecting banking management.

d. Values of indicators estimated

Indicators	Projection		Pursuant
	2011	2010	2009	2008
Loan Portfolio (1)	15% - 19%	23.00%	6.10%	32.10%
Individuals (1)	13% - 17%	20.00%	11.50%	24.70%
Legal Entities (1)	16% - 20%	25.00%	2.50%	37.10%
Small and Medium Companies	20% - 24%	29.00%	11.00%
Large Companies	11% - 15%	22.00%	-6.20%
Products
Vehicles	10% - 14%	13.00%	-2.80%
Cards (2)	9% - 13%	20.00%	37.20%
Housing/real estate loans (origination)	R$ 10.0 bi	R$ 9.1 bi	R$ 4.7 bi	R$ 6.0 bi
Paycheck Loans	30% - 34%	59.00%	38.20%
Financial margin (3)	18% - 22%	16.00%	18.70%	15.00%
Services	9% - 13%	15.00%	8.10%	3.80%
Operational expenses (4)	11% - 15%	19.00%	11.20%	13.90%
Insurance Premiums	10% - 13%	18.00%	13.80%	9.20%

(1) Broad credit portfolio;
(2)	Does not include the portfolios “BNDES Cards” and “Discounts for prepaid receivables”;
(3)	On the current criterion, Guidance for Financial Margin - Interest; and
(4) Personnel and Administrative Expenses.

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11.2 – Monitoring and alteration of projections disclosed

Projections and estimates used in this item have been compiled in accordance with accounting practices adopted in Brazil and applicable to institutions whose functioning has been authorized by the Central Bank of Brazil.

a. Alterations or substitutions of projections

Projections for 2011 cover the same indicators that were provided and monitored in 2010. For 2008, we included indicators for Small and Medium Companies, and Large Companies, with breakdowns for vehicles, cards and pay check – deduction loans.

b. Projections for past periods – Estimated x Actual

Complying with CVM Instruction 480/09 data in this item, relating to projections for past periods require the disclosure of comparisons between projected and actual data. The following table shows projected and actual data for the financial years 2008, 2009, and 2010.

Projection for 2010

Indicators	Pursuant	Estimated
Loan Portfolio (1)	23%	21.0% - 25.0%
Individuals (1)	20%	16.0% - 20.0%
Legal Entities (1)	25%	25.0% - 29.0%
Small and Medium Companies	29%	28.0% - 32.0%
Large Companies	22%	22.0% - 26.0%
Products
Vehicles	13%	10.0% - 14.0%
Cards (2)	20%	9.0% - 13.0%
Housing/real estate loans (origination)	R$ 9.1 bi	R$ 7.5 bi
Paycheck Loans	59%	32.0% - 36.0%
Financial margin (3)	16%	14.0% - 18.0%
Services	15%	7.0% - 11.0%
Operational expenses (4)	19%	9.0% - 13.0%
Insurance Premiums	18%	16.0% - 20.0%

(1) Broad credit portfolio;
(2)	Does not include the portfolios “BNDES Cards” and “Discounts for prepaid receivables”;
(3)	On the current criterion, Guidance for Financial Margin - Interest; and
(4) Personnel and administrative expenses.

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11.2 – Monitoring and alteration of projections disclosed

Reasons for deviations from projections:

  Cards – variation in this group was largely due to higher-than-expected levels of consumption as unemployment fell.
  Real estate financing – variation in this group reflected higher levels of income leading to more demand for properties.
  Pay check loans - positive variation in this item was due to synergy-boosting projects between Bradesco's branch network and Bradesco Promotora, especially in the pensioner loans (pay check deduction) portfolio, and also due to strong growth in consumption arising from lower levels of unemployment.
  Services - variation of this item reflected favourable performance from the credit card segment due to growth of the card base/customer base, the effects of changes in Cielo and Visavale equity holdings, and current account revenues.
  Operating expenses - variation in this indicator was due to: provision for profit sharing and legal actions involving labour claims; increased advertising and publicity expenses; organic growth with a consequent higher-than-projected increase in the number of points of service.

Projections for 2009

Indicators	Pursuant	Estimated
Loan Portfolio (1)	6.1%	8.0% - 12.0%
Individuals (1)	11.5%	9.0% - 12.0%
Legal Entities (1)	2.5%	7.0% - 11.0%
Small and Medium Companies	11.0%	9.0% - 13.0%
Large Companies	(6.2%)	6.0% - 10.0%
Products
Vehicles	(2.8%)	2.0% - 5.0%
Cards	37.2%	10.0% - 14.0%
Housing/real estate loans (origination)	R$ 4.7 bi	R$ 4.5 bi
Paycheck Loans	38.2%	20.0% - 30.0%
Financial margin (2)	18.7%	18.0% - 22.0%
Services	8.1%	6.0% - 10.0%
Operational expenses (3)	11.2%	6.0% - 11.0%
Insurance Premiums	13.8%	5.0% - 7.0%

(1)	Not including Cards, Guarantees, Sureties, and Receivables Fund ("FIDC" and "CRI");
(2)	On the current criterion, Guidance for Financial Margin - Interest ; and
(3) Personnel and Administrative Expenses.

Reasons for deviations from projections:

  Loan Portfolio – lower volume of major transactions with companies was due to exchange rate variation and migration to the capital market causing the variation of this indicator in relation to its projected level.
  Vehicles - more transactions involved new/pre-owned vehicles (major dealerships), reducing exposure to older vehicles (small dealerships).

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11.2 – Monitoring and alteration of projections disclosed

  Cards – variation of this indicator was due to the acquisition of Banco IBI.
  Pay check Deduction Loans – positive variation of this item was due to strong growth in the consumer market, especially in the second half year.
  Insurance Premiums – resumption of economic growth.

Projections for 2008

Indicators	Pursuant	Estimated
Loan Portfolio (1)	32.1%	24.0% - 29.0%
Individuals (1)	24.7%	24.0% - 29.0%
Legal Entities (1)	37.1%	23.0% - 30.0%
Products
Housing/real estate loans (origination) (2)	R$ 6.0 bi	R$ 5.7 bi
Financial margin	15.0%	17.0% - 20.0%
Services	3.8%	5.0% - 8.0%
Operational expenses (3)	13.9%	11.0% - 17.0%
Insurance Premiums	9.2%	11.0% - 13.0%
(1)	Not including Cards, Guarantees, Sureties, and Receivables Fund ("FIDC" and "CRI");
(2) (2) Origination by borrower (R$ million); and
(3) Personnel and Administrative Expenses.

Reasons for deviations from projections:

  Loan Portfolio – variation in this group occurred due to the strong growth of loans, primarily for corporate working capital, due to tighter liquidity in the capital market in late 2008.
  Financial Margin – falling stock exchanges and tighter market liquidity were behind the variation in this indicator.
  Services – Central Bank (BACEN) regulation affecting our registration charge for borrowers (TAC) and current account (C/C) fees was the main item leading to the indicator being lower than projected.
  Insurance Premiums – lower level of life and pensions business growth.

c. Projections for current periods

At the end of March 2011, "revenues from services" for the first quarter of 2011 is showing 12% growth on the same period of 2010. In light of the market scenario for the remaining nine months of 2011, our projection for this item has been revised to 9% to 13%.

The other projections for fiscal year 2011 remain valid on the date of submitting this form and will be assessed when results for the second quarter of 2011 are reported.

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12.1 – Description of management structure

Bradesco's management structure is decided by the Shareholders General Meeting as the highest body, electing the Board of Directors and members of the Supervisory Council, which is elected for a one-year mandate.

The Board of Directors has nine members, of which one is internal, one independent, and seven external, with one year mandates, and its tasks, described in item "a" below, including electing:- The Executive Board consisting of a CEO, four Executive Vice-presidents and six Managing Directors and seven adjunct directors whose duties, among others described in item "a" below, include drafting the strategic stance posed by the Board of Directors, monitoring its implementation, and managing and representing the Company;- The Departmental Management body comprises 39 Directors responsible for efficaciously conducting business under the responsibility of their Departments, and for advising other members of the Executive Board;- Twelve Board members carry out duties attributed to them in Departments to which they have been assigned and advise other members of the Board;- Fifteen Regional Directors guide and supervise Branches and Dependencies under their jurisdiction, and carry out all duties assigned to them.

In addition, the Bank's structure has five statutory committees (Ethics, Audit, Compensation, Compliance, Internal Controls and Integrated Risk Management and Capital Allocation), whose powers are also described in item "a" below. a. attributions of each body or committee

Board of Directors:

a)	ensure that the Board is at all times rigorously capable of carrying out its functions;
b)	ensure that company business is conducted with integrity in order to preserve the Company's good name;
c)	whenever possible, preserve management continuity, that is highly recommendable to ensure the Company's stability, prosperity and security;
d)	set general guidelines for the Company's business, including deciding on the composition and functioning of the trading portfolios;
e)

in the case of transactions with companies that are not part of the Bradesco Organization, authorize acquisition, disposal or encumbrance of Fixed-assets items and holdings of a non-permanent character of the Company and its directly and indirectly controlled subsidiaries if their value is greater than one percent (1%) of their corresponding shareholders’ Equity;

f)	decide on trading in shares issued by the Company itself, pursuant to paragraph 6 of Article 6;
g)	authorize any type of donation, contribution or assistance, regardless of the beneficiary;
h)	approve on the board's proposals for the payment of dividends and/or interest on own capital;
i)	submit proposals to the General Meeting to increase or decrease capital stock, bundle shares, conduct mergers, absorptions or splits, or amend Company bylaws;
j)	decide on associations involving the Company or its Subsidiaries, including on participation in shareholders' agreements;
k)	approve the use of funds derived from tax incentives;
l)	examine, discuss and decide budgets and financial statements submitted by the Board;
m)	place specific matters of Company interest in its decision making powers and decide on cases omitted;
n)	realize the allocation of director compensation voted by the General Meeting and decide on bonus payments for board members, officers and directors, and employees, as and when it believes appropriate;
o)	when deemed necessary, authorize individual representation of the Company by a Board member or an attorney, with authorization indicating the powers involved;

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12.1 – Description of management structure

p)	determine remuneration of Audit Committee members and the Ombudsman;
q)	approve the corporate report on compliance and internal controls and determine the adoption of strategies, policies and measures for spreading risk control and mitigation culture.

The Board may assign special duties to Management or any of its members, and may set up committees for the two bodies, in order to address specific issues.

Must be at all times ready to implement, when necessary, previously conceived plans for the succession of the chief executive and those holding key positions in the Organization.

The Board meets quarterly and may hold extraordinary meetings when necessary and called by the Chairman or half of other members, and minutes are written for each meeting.

The Chairman may:

a)	chair Board meetings and hold the casting vote if there is a tied vote, and chair the Company's Meetings, or designate any member of the Board to do so instead;
b)	set the dates for Board meetings;
c)	assign special functions to any member of the Board;
d)	appraise the work and functional performance of each member of the Board in the exercise of their mandates;
e)	designate another Board member to take the place of the Vice-president of the Board in his absence or temporary incapacity;
f)	implement business procedures for the Board.

Duties of the Vice-president of the Board:

a)	take the place of the Chairman in the event of the position being vacant, or in his absence or temporary impediment;
b)	carry out duties attributed to him by the Chairman.

Executive Board duties

Executive Board members manage and represent the Company and bind it through any acts and contracts of its interest, and may waiver or forbear rights, and acquire, dispose of or encumber goods or assets.

Audit Committee duties:

a)	make recommendations to the Board of Directors as to the entity to be engaged to provide independent auditors services and their remuneration, and their replacement;
b)	review financial statements, including explanatory notes, management reports and independent auditor's opinion prior to disclosure to the Market;
c)

appraise the effectiveness of independent and internal audits, including for the verification of compliance with legal and regulatory provisions applicable to the Company, and internal regulations and codes;

d)

during ordinary quarterly meetings scheduled with the Board of the Company and independent and internal auditors, verify compliance with its recommendations and/or explanations for their questions, including in relation to planning audits and drafting formal Minutes of the contents of these meetings;

e)

appraise compliance by the Company's Management with recommendations made by independent or internal auditors and pose recommendations to the Board of Directors for settling any conflicts between outside auditors and Management;

f)

determine and disclose procedures for receiving and treating information relating to non fulfilment of legal or regulatory provisions applicable to the Company and internal regulations and codes, including specific procedures for whistleblower protection and confidentiality;

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12.1 – Description of management structure

g)	make recommendations to the Company's Board of directors for correcting or improving policies, practices and procedures identified within the ambit of their attributions;
h)	determine operational rules for its functioning;
i)	meet with the Supervisory Council and Board of Directors at their request to discuss policies, practices and procedures identified within the ambit of their respective attributions.

To fulfil its responsibilities, the Audit Committee holds meetings with the company's officers and independent and internal auditors at least quarterly.

Internal Controls and Compliance Committee – Duties:

a)	evaluate the effectiveness and compliance of Bradesco's Internal Controls System;
b)	check if those recommendations for improvements of internal controls have been duly implemented by Managers;
c)	ensure procedures comply with applicable rules, regulations and legislation;
d)	monitor policies, procedures, responsibilities and definitions pertaining to operational risk management structure;
e)	submit Half-yearly Reports of Internal Controls Compliance for the Organization's companies to the Board of Directors;
f)	review and propose updates of these Rules to the Board of Directors when necessary;
g)	appraise reports issued by Regulatory Bodies and Internal and External Auditors in relation to deficiencies in internal controls and the corresponding measures to be taken for the units involved;
h)	regularly report to the Board on the Committee's Activities and make such recommendations as deemed appropriate.

To fulfil its responsibilities, the Internal Control and Compliance Committee meets quarterly and whenever required.

Ethics Committee Duties:

a)

review any infractions and violations of corporate or industry Codes of Ethical Conduct, and/or Bradesco's Policies and Procedures, whether reported directly by the complainant or through the Organization's Dependencies;

b)	determine the measures necessary by issuing a report or opinion addressed to the competent Dependencies;
c)	ensuring that infractions and violations are followed by applicable disciplinary actions, regardless of the level of hierarchy concerned, without prejudice of applicable legal penalties;
d)	ensure that the Board of Directors is informed of issues that may significantly impact the Organization's image; and
e)	submit issues relating to Bradesco's Directors to the Board for appreciation.

To fulfil its responsibilities, the Ethical Conduct committee holds ordinary meeting each quarter and special meetings whenever necessary.

Integrated Risk and Capital Allocation Committee – Duties:

a)	ensure compliance with the Organization's risk management policies;
b)	ensure the effectiveness of the risk management process within the Organization;
c)	approve exposure limits for different types of risks in accordance with the overall limit set by the Board of Directors;
d)	validate and submit for approval by the Board of Directors:
I	- risk management policies and guidelines;

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12.1 – Description of management structure

II	- proposed tolerance limits for overall risk exposure segregated by category; and
III	- the results of reviews of risk management policies and structures at least as often as determined in regulations;
e)	report to the Board on risk positions in the ambit of the Organization, as well as any significant alterations to the strategies adopted, the amount of capital to be allocated and the status of business continuity plans;
f)	appraise internal and external auditors' studies pertaining to risk management and the results relating to Independent Validation of Models;
g)	regularly positioning the Board in relation to the Committee's activities; and
h)	review Risk Management Executive Committees Rules and propose updates to the Board when necessary.

The Integrated Risk Management and Capital Allocation Committee may engage specialized professionals when it believes this is necessary.

To fulfil its responsibilities, the Committee holds ordinary meetings every quarter and special meetings whenever necessary.

Compensation Committee Duties

The committee shall report to the Board in relation to:

a)

policy and guidelines for Statutory Directors' compensation based on the Company's targets, objectives and performance and shareholder returns, using comparative analysis of compensation policies from previous periods and/or market parameters;

b)	overall and individual compensation policy, with awards, bonuses, gratifications, profit sharing, stock options and private pension plans;
c)	recommending alternative forms of compensation for executives, ensuring stimulus for performance, motivation and continuous corporate improvement;
d)	annual review and resizing of guidelines and general policy for compensation;
e)	proposals for amending the terms of these Rules when necessary.

To fulfil its responsibilities, the Remuneration Committee meets every six months and whenever necessary.

Executive Committee – Disclosure

The committee's role is to ensure compliance with Bradesco's "Instrument of Disclosure of Policy Material Event or Fact and Securities Trading" in order to ensure control, consistency, quality and transparency for disclosure.

The Committee has the following responsibilities:

a)

Regular Reports, Income Statements and Other Disclosures: the Committee must examine annual reports and quarterly statements of income, offerings, material facts and any other accounting, financial or corporate disclosures in order to ensure that they are prepared in accordance with controls and procedures defined for their preparation.

b)

Compliance with Disclosure Rules: the Committee advises the Chief Executive Officer, Investor Relations Officer, and Executive Directors for the areas of Foreign Exchange, Accounting, Financial and Corporate on compliance with applicable laws, rules and certain standards, and supports senior management to appraise the disclosure of significant transactions and information relating to the Organization. The Committee may engage outside auditors and consultants when deemed necessary.

c)

Filing Annual and Periodical Reports: the Committee shall make recommendations to the Chief Executive Officer, Investor Relations Officer, and Executive Directors for the areas of Foreign Exchange, Accounts, Financial and Corporate on the proper registration and filing of reports required by applicable law and other information disclosed in Brazil, or Abroad, if applicable.

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12.1 – Description of management structure

d)

Evaluation of Disclosure Controls and Procedures: the Committee shall advise the Chief Executive Officer, Investor Relations Officer, and Executive Directors for the areas of Foreign Exchange, Accounting, Financial and Corporate to conduct periodic evaluations of disclosure controls and procedures.

e)

Responsibility for Reporting to the Committee: the Chief Executive Officer, Investor Relations Officer, and Executive Directors for the areas of Foreign Exchange, Accounting, Financial and Corporate and other members are responsible for bringing to the attention of the Committee any information relating to Events or Facts that may cause errors or omissions in the Organization's disclosure.

f)	Training: when deemed necessary, the Committee shall recommend training programs for staff involved in the Organization's disclosure processes.

Executive Committee for Disclosure - attributions:

a)	ensure that one or more of its members know the rules and regulations of the regulatory authorities in the capital market in which the Organization is listed;
b)	ensure correct observance of applicable rules and their updates;
c)	assess the need for outside entities to ensure adequate support for the disclosure process;
d)	examine the need to include other units of the Organization in the context of these regulations; and
e)	ensure the quality of information from the different units for disclosure purposes.

Disclosure Committee Functionalism

Committee members shall meet to examine the facts in light of the "Policy Instrument for Disclosure of Material Facts and Trading Securities Issued by Banco Bradesco S.A.” and be able to ensure that controls and procedures are adequate and effective to ensure accuracy and compliance of information being disclosed to the market, safeguarding it from any material errors or equivocations that might influence the final content of these documents.

The Executive Committee for Disclosure meets quarterly and may be convened whenever necessary, by the person responsible or any other member, with the presence of a majority of its members.

b. date of instating supervisory council (if is not permanent) and setting up committees Supervisory Council: 03.10.2011 Compensation Committee: 12.17.2003 Audit Committee: 12.17.2003 Internal Controls and Compliance Committee: 12.17.2003 Ethical Conduct Committee: 03.27.2006 Integrated Risk Management and Capital Allocation Committee: 03.24.2008

c. procedures for evaluating performance of each body or committee

Bradesco's Administration bodies and committees, both statutory and executive, are evaluated in terms of fulfilling their tasks and duties determined in their respective Rules and regulations. Through periodic meetings on subjects discussed and information received as assistance from the Executive Board and Committees, the Board of Directors evaluates the performance of these bodies, together with members from each of them, which enriches interaction with the board through numerous meeting sessions and ultimately their designation by the Board of Directors or

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12.1 – Description of management structure

others proposed by the executive board. If the body's performance is deemed insufficient, the board shall propose to reformulate its structure in order to evaluate the minimum attributes considered part of this assessment.

d. in relation to board members, their individual powers and duties

In addition to normal duties conferred on them by law and by these Bylaws, each member of the Board has the following specific duties:

a)	The Chief Executive Officer shall chair the Board's meetings, and supervise and coordinate the work of its members;
b)	Executive Vice-presidents shall collaborate with the Chief Executive Officer in carrying out the latter's functions;
c)	Managing Directors shall carry out duties attributed to them;
d)	adjunct directors shall fulfil responsibilities attributed to them by vice presidents and managing directors;
e)	Departmental Directors shall conduct the business of the pertinent Departments and advise other members of Management;
f)	Directors shall carry out duties attributed to them and advise other members of Management;
g)	Regional Directors shall guide and supervise Points of Service under their jurisdiction and carry out duties attributed to them.

The Company may also be represented by any member of the Board of Directors or by a representative with specific powers of attorney in the following cases:

a)	powers of attorney with "ad judicia" clauses, in which case the appointment may be indefinite and transferable;
b)	receiving judicial or extrajudicial summons or subpoenas;
c)	participating in bidding procedures;
d)	at Shareholder or Unit Holder General Meetings of companies or investment funds in which the Company participates, or entities of which it is part owner or affiliate;
e)	in relations with government departments or their offices when not involving taking on responsibilities and/or obligations on behalf of the Company;
f)	making legal depositions.
e.	procedures for evaluating the performance of members of the board, the committees and senior management

Procedures for Evaluating Members of the Board of Directors

The following are the chief attributes among those considered when evaluating the performance of Members of the Board determining corporate strategies, reviewing plans and business policies and supervising Senior Management activities carried out by the Chairman:

a)	fully comply with Company Bylaws and the Board of Directors' Internal Rules;
b)	loyally serve the Company and other Bradesco Companies and keep their business confidential;
c)	maintain the confidentiality of insider information obtained through their position that has not yet been disclosed to the market;
d)	ensure that company business is conducted with integrity in order to preserve the Company's good name;
e)

be aligned with the Company's values and objectives, taking into account the interests of customers, community, employees, shareholders and all other stakeholders involved directly or indirectly with the Organization;

f)	actively take part in the formulation and conduct of their attributions;

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12.1 – Description of management structure

g)

take part in educational or technical programs, or refresher courses whenever necessary, in order to develop their competence in the professional exercise of their duties and evaluate the functionality of the Board of Directors as a whole;

h)	be able to read and understand financial and management reports and be informed of local and international markets;
i)

devote considerable time to the Board's activities assuming commitments that lead to significant absorption of its functions, using every means in their power to provide good grounds for their contributions to Board meetings;

j)	if unable to attend meetings, be informed of all subjects raised and decisions taken;
k)	remain constantly motivated, questioning and seeking innovations that contribute to the growth of the Company's business;
l)	be aware of the responsibility and challenges of the company, be familiar with its principal aspects and risks involved;
m)

be capable of teamwork, instilling in other members a philosophy of long-term vision and at the same time work for the preservation of the management continuity that is highly recommendable for the Company's stability, prosperity and security;

n)	constantly pursue best practices for corporate governance;
o)	have experience of managing crises and identifying and managing risks;
p)	avoid conflicts of interest with the Company; and
q)

maintain a relationship of total transparency and professionalism with Senior Management and the Board's advisory and supervisory bodies, with mutual explanations and information always available, to act independently and impartially, in all cases striving for the management and development of work to be focused on compliance with legislation and respect for ethical principles.

Procedures for Evaluating Board Members

Procedures for evaluating the performance of the CEO, conducted by the Board of Directors, in consonance with the Company's constant concern for proper conduct of corporate strategies, in particular: 1) Performance / Results – the Chief Executive Officer must:

a)	make every effort to leverage growth of the Company's profits;
b)	be aware of its responsibility and the challenges facing the Company, with in depth knowledge of its business;
c)	maintain unity and harmony in conducting business;
d)	have experience of managing crises and identifying and managing risks;
e)

avoid conflicts of interest with the Company since targets set must be aligned with the strategic parameters set forth by the Board of Directors and comply with the Organization's corporate policy and culture, showing firm commitment to creating value for shareholders and advocating their interests; and

f)

maintain constant concern for transparency in order to allow the use of more secure and efficient means for access to Company records easily, quickly and effectively for customers, shareholders, the market, and staff;

2)

Performance of Shares / ADRs on Stock Exchanges in Brazil and Abroad – the CEO must make every effort to pursue the best results for shareholders, which essentially translates to higher prices for its Stock, payment of interest on its own capital and dividends, and equitable treatment for all. The relationship must be based on the

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12.1 – Description of management structure

Organization's ethical principles following applicable rules and legislation, ensuring protection of market information and absolute confidentiality of information that is not yet public knowledge, obtained through the position, that may interfere with share prices and influence market movement and/or investment decisions; 3) Market Penetration – the CEO must act actively formulating and implementing plans in relation to:

a)	ways of growing the customer base and volume of transactions; and
b)	market opportunities that may add value to the Company, including possible acquisitions, partnerships and operational agreements;
4)	Policies Adopted: Corporate Governance, Socioenvironmental Responsibility and Human Resources – the CEO is

committed to:

a)	ensuring the Organization's perpetuity, incorporating social and environmental factors when defining its business and operations, creating products for the ambit of corporate sustainability;
b)	keeping abreast of the main socio-environmental related demands in the market;
c)	constantly enhancing Corporate Governance practices;
d)	monitoring any issues that may have a significant impact on the Organization's image;
e)	taking an ethical approach in all relationships, such as those with shareholders, customers, investors, the Central Bank of Brazil and other Government Agencies; and
f)

acting fairly, in accordance with good principles in relation to employment, ensuring equal opportunities for hiring, professional development, evaluation, compensation and discipline of Directors and officers and other members of staff. Finally, note that the evaluation of other members of the Executive Board, conducted by the CEO, in as far as possible, should be based on the guidelines herein set forth and our organizational culture, in which the process of designating staff for other levels in the hierarchy depends on their showing outstanding merit in their field of work, considering factors such as competence, technical quality, interest and performance, and no event may be automatic or compulsory.

Procedures for Evaluating Committee Members

Members of the Bank's statutory committees are regularly evaluated by the Board of Directors, which takes the following aspects into account:

a)	fulfilling the attributions stated in the rules of the committee to which the member belongs;
b)	availability in terms of the time a committee member spends on the committee's work;
c)	commitment to developing reports;
d)	frequency of attending meetings and effectively taking part in them.

There is strong interaction between Committees and the Board of Directors at Bradesco. Numerous committee sessions, as well as their meetings with the Board and the different Departments show good relations between these bodies and the Board, as well as Senior Management's support for development activities. In addition, the presence of the members of the Board of Directors and the members of Senior Management on statutory committees further facilitates relations between the bodies and their functioning, also facilitating the process of the Board's evaluation of committee members by observing the development of their activities and other aspects mentioned above.

The Audit Committee's self-assessment is conducted by its own members, and considers subjects related to the involvement of committee members and different subjects and areas of the Bank, namely:

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12.1 – Description of management structure

a)	financial statements;
b)	Internal Controls and Risk management;
c)	compliance and ethics;
d)	supervision of senior management and internal controls;
e)	relations with external auditors.

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12.2 – Rules, policies, and practices relating to general meetings

a.	notification in good time
Law No. 6,404/76 requires a minimum of 15 days notice for holding meetings. Bradesco provides all documentation related to meetings and does so preferably 30 days in advance. In 2011, documents relating to the ordinary and extraordinary shareholders meeting held on 03.10.2011 were made available to the market on 02.08.2011.
b.	competences

General Meetings called and officially started in accordance with legislation and Bylaws have powers to decide on all business related to the Company's purpose and take decisions they deem appropriate for its defence and development. This subject is addressed in Chapter XI (Articles 121-137) of Law No. 6,404 of December 15, 1976.

Article 132 of Law No. 6,404/76 states that Business Corporations of the Sociedades Por Ações format shall hold annual General Meetings within the first four (4) months following the end of the fiscal year, to address the following issues:

I -	take management accounts, examine, discuss, and vote on the financial statements;
II -	decide on the use of net income for the year and distribution dividends; and
III -	elect officers and members of the Supervisory Council.

Extraordinary General Meetings must be called for other cases, such as amending bylaws, decisions involving transformation, consolidation, merger or split of the company, or its winding up and liquidation, appoint or dismiss liquidators, to examine their accounts, bundle or unbundle shares.

c.	addresses (physical or electronic) where documents relating to the shareholders general meeting will be available for analysis

Documents relating to General Meetings, such as Call Notices and Motions from the Board of Directors, are available to shareholders at Bradesco's Shares and Custody Department, the Depository Financial Institution for the company's shares, in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, state of São Paulo, and may also be seen at www.bradesco.com.br – Corporate Governance/ Shareholders, or the BM&FBovespa and CVM websites.

d.	identifying and managing conflicts of interest
As Law No. 6,404/76 states, shareholders should exercise voting rights in the interests of the company. Abusive voting refers to voting for the purpose of causing damage to the company or other shareholders, or to obtain undue advantage for voters themselves or for others, and which may lead to losses for the company or other shareholders.
During the meeting, shareholders whose interests are in conflict with the company's on specific points must report this immediately and refrain from taking part in discussion and voting on this item.
e.	management's request for proxies to exercise voting rights
Bradesco's Management does not request voting proxies and shareholders may decide on their representation at General Meetings at their own discretion.
f.	formalities required for the acceptance of proxies appointed by shareholders, indicating whether the issuer accepts shareholders appointing proxies by electronic means

When a shareholder is represented by a proxy, the document must be examined before the General Meeting starts. In order to hasten the process and facilitate the work of Meetings, at the shareholder's discretion, proof of ownership of shares with preferably two (2) or more business days before the date set for the General

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12.2 – Rules, policies, and practices relating to general meetings

Meeting, the proxy must be deposited at the Company's principal offices at Banco Bradesco S.A. – General Secretariat – Corporate – Cidade de Deus – 4º andar do Prédio Vermelho – Vila Yara – Osasco, state of São Paulo – CEP 06029-900. Copies of documentation may also be e-mailed to governancacorp@bradesco.com.br or faxed to 55 11 3684-4630 or 55 11 3683-2564.

Any proxies drafted in a foreign language must be translated into Portuguese and filed with the Registry of Deeds and Documents before forwarding to the Company.

g.	maintaining Internet forums and pages to receive and share investors' comments on agendas for meetings
The following electronic channels are available for shareholders to send comments:
	-	governancacorp@bradesco.com.br
	-	investidores@bradesco.com.br
h.	live video and/or audio broadcasts of meetings
Live video and/or audio broadcasts of Meetings are not available.
i.	procedures for allowing shareholders to formulate proposals for inclusion on the agenda

Notices calling the Company's General Meetings explicitly include numbered lists of all the matters to be discussed on the agenda, but other subjects that depend on a decision by the meeting may not be included.
If the Company receives proposals from formulated shareholders, they are evaluated by Management.

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12.3 – Dates and newspapers publishing information required under Law No. 6,404/76

Fiscal Year	Publication	Gazette / Newspaper – State	Date
12/31/2010	Financial Statements	Diário do Comércio (São Paulo) – SP	02/16/2011
		Diário Oficial do Estado – SP	02/16/2011
	Notifying Shareholders that Financial Statements Are Available	Diário do Comércio (São Paulo) – SP	02/01/2011
02/02/2011
02/03/2011
		Diário Oficial do Estado – SP	02/01/2011
02/02/2011
02/03/2011
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) – SP	02/09/2011
02/10/2011
02/11/2011
		Diário Oficial do Estado – SP	02/09/2011
02/10/2011
02/11/2011
12/31/2009	Financial Statements	Diário do Comércio (São Paulo) – SP	02/10/2010
		Diário Oficial do Estado – SP	02/10/2010
	Notifying Shareholders that Financial Statements Are Available	Diário do Comércio (São Paulo) – SP	02/02/2010
02/03/2010
02/04/2010
		Diário Oficial do Estado – SP	02/02/2010
02/03/2010
02/04/2010
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) – SP	02/10/2010
02/11/2010
02/12/2010
		Diário Oficial do Estado – SP	02/10/2010
02/11/2010
02/12/2010
	Minutes of OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) – SP	07/17/2010
		Diário Oficial do Estado – SP	07/17/2010
12/31/2008	Financial Statements	Diário do Comércio (São Paulo) – SP	03/05/2009
		Diário Oficial do Estado – SP	03/05/2009
	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) – SP	02/03/2009
02/04/2009
02/05/2009
		Diário Oficial do Estado – SP	02/03/2009
02/04/2009
02/05/2009
	Minutes of OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) – SP	02/18/2009

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12.3 – Dates and newspapers publishing information required under Law No. 6,404/76

Fiscal Year	Publication	Gazette / Newspaper – State	Date
12/31/2008	Calling OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) – SP	02/19/2009
02/20/2009
		Diário Oficial do Estado – SP	02/18/2009
02/19/2009
02/20/2009
	Minutes of OGM that Reviewed Financial Statements	Diário do Comércio (São Paulo) – SP	04/07/2009
		Diário Oficial do Estado – SP	04/07/2009

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12.4 – Rules, policies, and practices relating to the Board of Directors

a.	frequency of meetings

The Board meets quarterly and may hold extraordinary meetings when necessary and called by the Chairman or half of its current members, and minutes are written for each meeting.

b.	if there are any provisions of the shareholders agreement that pose restrictions or conditions on the exercise of voting rights by members of the board

There are no shareholder agreements.

c.	rules for identifying and managing conflicts of interest

Law No. 6,404/76 bars officers from intervening in any corporate transaction in which they have conflicting interests with the company, or in related decisions taken by the other officers, and they must notify their impediment and have the nature and extent of their interest recorded in the minutes of the meeting of the board of directors or executive board.

Article 8 of the Internal Rules of Bradesco's Board of Directors identifies officer impediments that are characterized as conflicts of interest, namely:

	a)	performing acts of liberality at the expense of the Company or other Bradesco companies;
	b)	borrowing funds from the Company or its subsidiaries, or using the latter's assets for their own benefit;
	c)	enjoying any type of advantage due to the position held;
	d)	using business opportunities that they may learn of due to their position, for their own benefit or that of others, with or without prejudice to the Company;
	e)	omission in the exercise or protection of the Company's rights;
	f)	acquiring assets or rights known to be necessary to the Company, or that it intends to acquire, to be resold at a profit;
	g)	making use of insider information to gain advantage for themselves or others by buying or selling securities;
	h)	intervening in transactions that involve interests conflicting with the Company or any Bradesco company; should this occur, the reasons for impediment must be recorded in the minutes;
	i)	be directly or indirectly involved in trading Securities issued by the Company or referenced to them:
	I.	prior to disclosure to the market of a material event or fact in the business of Banco Bradesco S.A.;
	II.	within fifteen (15) days of Banco Bradesco S.A.'s quarterly or annual reports being disclosed;
	III.	if there is the intention of promoting a corporate merger, total or partial split, conversion, or reorganization;
	IV.	during the process of acquisition or disposal of shares issued by Banco Bradesco S.A, exclusively on dates on which the Bank is trading.
	j)	decide on purchase or sale by the Company or by other Bradesco publicly held companies, of their own stock, if there are any:
	I.	any agreement or contract seeking to transfer shareholder control;
	II.	intention of promoting corporate absorption, total or partial split, merger, conversion or reorganization involving significant investment in affiliates.

Bradesco's Ethical Conduct Code item 2.2. Principles, explains that a conflict of interest occurs when there is a possibility of a direct or indirect clash between the personal interests of employees and those of the organization that may undermine or improperly influence its fulfilment of its attributions

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12.4 – Rules, policies, and practices relating to the Board of Directors and responsibilities. Interest is characterized by all and any material advantages in favour of the person themselves or others (relatives, friends, etc.) with whom they have or had personal, business or political relations. In the event of such conflicts, staff must report to their immediate superior for the latter to take a decision accordingly, in all cases safeguarding the assets of the Organization, its customers, shareholders, investors and other related parties.

In order to prevent conflicts of interest, Bradesco's Policy on Related Party Transactions consolidates the Company's procedures for the above mentioned transactions pursuant the rules issued by Regulatory Organizations, thus lending transparency to the process for our shareholders, investors and the market in general, and ensuring strict alignment with the Organization's interests in line with best practices for Corporate Governance. This Policy bars loans or advances to Directors or officers and members of Advisory Councils or the Board, or Tax committees or similar bodies, or to their spouses; relatives to the second degree of kinship, for persons mentioned above; persons or entities holding more than ten percent (10%) of Bradesco capital unless specifically authorized by the Central Bank of Brazil, in each case, for transactions collateralized by effects resulting from the purchase and sale or attachment of goods within general limits set by the National Monetary Council; legal entities of which Bradesco holds more than ten percent (10%) of capital; and legal entities in whose capital more than ten percent (10%) is held by any Bradesco director or officer, or their spouses and relatives to the second degree.

Once identified, any person involved in a conflict of interest must be removed from the arrangements made to solve the issue, which is the responsibility of the Ethics Committee, which shall:

a)

review any infractions and violations of corporate or industry Codes of Ethical Conduct, and/or Bradesco's Policies and Procedures, whether reported directly by the complainant or through the Organization's Dependencies;

b)	determine the measures necessary by issuing a report or opinion addressed to the competent Dependencies;
c)	ensuring that infractions and violations are followed by applicable disciplinary actions, regardless of the level of hierarchy concerned, without prejudice of applicable legal penalties;
d)	ensure that the Board of Directors is informed of issues that may significantly impact the Organization's image; and
e)	submit issues relating to Bradesco's Directors to the Board for appreciation.

Reference Form – 2011 – BANCO BRADESCO S.A.

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12.5 – Description of section committing to settle disputes through arbitration

The bylaws do not contain a commitment to arbitration for settling conflicts among shareholders or between the latter and the issuer.

Reference Form – 2011 – BANCO BRADESCO S.A.

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12.6 / 8 – Composition and professional experience of management and supervisory council

Name Taxpayer No. (CPF)	Age Profession	Management body Elected position held	Date elected Date took office	Mandate Elected by controlling shareholder
Other positions and duties with issuer
Ademir Cossiello	55	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

772.446.408-25	Banking	Executive managing director	3/11/2011	Yes

Member of the executive committee for Prevention of Money Laundering and Combating Terrorist Financing , Customer Relationship Management (CRM); Operational Risk Management, Strategic Planning, Investment, Products Services; and Tenders and Direct Negotiations with Public and Private Institutions, acting as coordinator of the last three committees.

Adineu Santesso	58	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

401.747.518-34	Banking	Departamental Director	3/11/2011	Yes
Member of the Credit Risk Management executive committee.
Alex Silva Braga	46	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

509.505.336-53	Banking	Regional Director	3/11/2011	Yes
Does not have other positions or duties with the issuer.

Alexandre da Silva Glüher	50	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

282.548.640-04	Banking	Adjunct Executive Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

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12.6 / 8 – Composition and professional experience of management and supervisory council

Member of statutory committees for Ethical Conduct and Internal Controls and Compliance, and of the Integrated Risk and Capital Allocation Committee, as of the Products and Services executive committee; Corporate Security; Brazilian Payments System (SPB); Prevention and Combat of Money Laundering and Financing for Terrorism; Human Resources and Personnel Management, Quality; Treasury; Sustainability; Strategic Planning; Capital Market ; Corporate Governance; Disclosure; acquisition and integration of new companies with the Bradesco Organization; Management of accountancy policy and practices; Credit Risk Management; Operational Risk Management; Market and Liquidity Risk Management - coordinator of the latter three committees.

Alfredo Antônio Lima de Menezes	48	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012
				OGM.

037.958.008-03	Banking	Adjunct Executive Director	3/11/2011	Yes.

Member of the statutory business committee of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora; Products and Services and Strategic Planning.
Almir Rocha	46	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

125.546.708-89	Banking	Regional Director	3/11/2011	Yes

Does not have other positions or duties with the issuer.
Altair Antônio de Souza	49	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

244.092.606-00	Banking	Departamental Director	3/11/2011	Yes

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12.6 / 8 – Composition and professional experience of management and supervisory council

Member of the executive committee for Tenders and Direct Negotiations with Public and Private Institutions; Credit Risk Management; Investments and Sustainability.
Amilton Nieto	50	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

011.136.138-90	Banking	Departamental Director	3/11/2011	Yes

Member of the Sustainability executive committee.
André Bernardino da Cruz Filho	51	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

192.221.224-53	Banking	Departamental Director	3/11/2011	Yes

Member of the executive committee of the Brazilian Payments System (SPB) Capital Market; Investment Market and Liquidity Risk management.
André Marcelo da Silva Prado	49	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

797.052.867-87	Banking	Departamental Director	3/11/2011	Yes

Member of the following executive committees; Credit Risk Management; Investments; Capital Market and Bradesco Corporate Business; Bradesco Companies, Forex-International Unit, BBI and Corrretora (broker/dealer).

André Rodrigues Cano	52	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

005.908.058-27	Banking	Adjunct Executive Director	3/11/2011	Yes

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12.6 / 8 – Composition and professional experience of management and supervisory council

Member of the Ethical Conduct statutory committee and the executive committees - Quality, Customer Relationship Management (CRM), Sustainability, Brazilian Payments System (SBP), Products and Services, Human Resources and Personnel Management; Treasury Corporate Security ; Prevention of Money Laundering and and Combatting Financing of Terrorism; Strategic Planning; Investment; Operational Risk Management.

Antonio Carlos Melhado	51	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

851.955.538-15	Banking	Director	3/11/2011	Yes

Member of the executive committee of the Brazilian Payments System (SPB) Information Technology and Corporate Security.
Antonio Chinellato Neto	53	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

029.888.168-32	Banking	Director	3/11/2011	Yes

Does not have other positions or duties with the issuer.
Antonio de Jesus Mendes	58	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

531.807.478-20	Banking	Departakmental Director	3/11/2011	Yes

Member of the following executive committees: Investments; Tenders and Direct Negotiations with Public and Private Institutions; Treasury; and Credit Risk Management.
Antonio Gualberto Diniz	48	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

053.485.748-56	Banking	Regional Director	3/11/2011	Yes

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12.6 / 8 – Composition and professional experience of management and supervisory council

Does not have other positions or duties with the issuer.
Antonio José da Barbara	42	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

083.858.728-33	Banking	Departamental Director	3/11/2011	Yes

Member of the Socioenvironmental Responsibility, Corporate Governance, and Disclosure executive committees.
Antonio Piovesan	49	Belongs to executive board only	3/10/2010	until the first meeting of the board of directors held after the 2012 OGM.

015.525.598-31	Banking	Regional Director	3/11/2011	Yes

Does not have other positions or duties with the issuer.
Arnaldo Nissental	54	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

425.048.807-15	Banking	Departamental Director	3/11/2011	Yes

Member of the Customer Relationship Management (CRM) and Corporate Security executive committees.
Aurélio Conrado Boni	59	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

191.617.008-00	Banking	Executive managing director	3/11/2011	Yes

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12.6 / 8 – Composition and professional experience of management and supervisory council

Member of the following executive committees: Operational Risk Management; Strategic Planning; Corporate Security; Information Technology; Products and Services; Basel II Application; and Brazilian Payments System (SBP), acting as coordinator of the latter.

Aurélio Guido Pagani	51	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

349.838.999-87	Banking	Departamental Director	3/11/2011	Yes

Member of the executive committee for Investments.
Candido Leonelli	63	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

375.739.268-04	Banking	Executive managing director	3/11/2011	Yes

Member of the following executive committees: Operational Risk Management; Strategic Planning; Corporate Security, Products and Services; Customer Relationship Management (CRM), acting as coordinator of the latter.

Cassiano Ricardo Scarpelli	42	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

082.633.238-27	Banking	Departamental Director	3/11/2011	Yes

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12.6 / 8 – Composition and professional experience of management and supervisory council

Member of the executive committee for Market and Liquidity Risk Management; Investment; Treasury.
Cláudio Borges Cassemiro	52	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

849.805.678-00	Banking	Director	3/11/2011	Yes
Does not have other positions or duties with the issuer
Cláudio Fernando Manzato	57	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

594.044.938-72	Banking	Director	3/11/2011	Yes
Does not have other positions or duties with the issuer.
Clayton Camacho	49	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

049.313.418-29	Banking	Departamental Director	3/11/2011	Yes

Member of statutory committees for Ethical Conduct and Internal Controls and Compliance, and of the following executive committees: Prevention and Combat of Money Laundering and Financing for Terrorism; and Corporate Security.

Delvair Fidencio de Lima	51	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

005.645.288-89	Banking	Regional Director	3/11/2011	Yes

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12.6 / 8 – Composition and professional experience of management and supervisory council

Does not have other positions or duties with the issuer.
Denise Pauli Pavarina	47	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

076.818.858-03	Banking	Departamental Director	3/11/2011	Yes

Does not hold other positions with issuer
Diaulas Morize Vieira Marcondes Junior	53	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

010.673.678-70	Banking	Regional Director	3/11/2011	Yes

Does not have other positions or duties with the issuer.
Domingos Figueiredo de Abreu	52	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

942.909.898-53	Banking	11 - Executive vice-president / superintendent	3/11/2011	Yes

Member of statutory committees: Ethical Conduct; Integrated Risk Management and Capital Allocation; and Internal Controls and Compliance, and of the following executive committees: Credit Risk Management; Operational Risk Management; Market and Liquidity Risk Management, Investment; Quality; Capital Market; Business of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora; Strategic Planning; Credit; Basel II Application; Products and Services; Acquisition and Integration of New Companies with the Bradesco Organization; Accounting Policies and Practices Management; Corporate Governance; Disclosure; Sustainability; and Treasury, acting as coordinator of the last six committees.

Douglas Tevis Francisco	48	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

040.066.838-63	Banking	Departamental Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Member of the Corporate Security and Information Technology executive committees - BBI, Private, brokerage, forex, securities and international units.
Edilson Wiggers	42	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

641.036.099-15	Banking	Director	3/11/2011	Yes

Member of the executive committee of the Brazilian Payments System (SPB); Information Technology; Products and Services; Quality; Sustainability; and Corporate Security.
Fernando Roncolato Pinho	56	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

562.941.588-34	Banking	Departamental Director	3/11/2011	Yes

Member of the following executive committees: Corporate Security, Brazilian Payments System (SPB); Information Technology; and Products and Services.
Franscido Aquilino Pontes Gadelha	53	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

089.915.023-34	Banking	Regional Director	3/11/2011	Yes
Does not have other positions or duties with the issuer.
Franscico Assis da Silveira Junior	45	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

075.811.178-98	Banking	Regional Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Does not have other positions or duties with the issuer.
Geraldo Dias Pacheco	51	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

389.678.049-20	Banking	Regional Director	3/11/2011	Yes

Does not have other positions or duties with the issuer.
Jair Delgado Scalco	61	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

221.863.878-91	Banking	Departamental Director	3/11/2011	Yes

Does not have other positions or duties with the issuer.
Jean Philippe Leroy	46	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

703.149.427-34	Banking	Departamental Director	3/11/2011	Yes

Does not have other positions or duties with the issuer.
João Albino Winkelmann	47	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

394.235.810-72	Banking	Departamental Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Member of the following executive committees: Bradesco Corporate Investments and Business, Bradesco Empresas (Companies), Forex-International Unit; BBI and Corretora (Broker/dealer); and Information Technology - BBI, Private, brokerage, forex, securities and international units .

João Alexandre Silva	46	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

534.562.979-04	Banking	Regional Director	3/11/2011	Yes
Does not have other positions or duties with the issuer.
João Carlos Gomes da Silva	50	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

044.972.398-45	Banking	Regional Director	3/11/2011	Yes
Does not have other positions or duties with the issuer.

José Alcides Munhoz	62	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

064.350.330-72	Banking	Executive Managing Director	3/11/2011	Yes

Member of the following executive committees: acquisition and integration of new companies with the Bradesco Organization; Credit Risk Management; Capital Market; Strategic Planning; Prevention of Money Laundering and Combating Financing of Terrorism; Products and Services; Sustainability for Implementing Basel II; Human Resources and Personnel Management; and Credit, as coordinator of the latter.

José Luiz Rodrigues Bueno	57	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

586.673.188-68	Banking	Departamental Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Member of statutory committee for Ethical Conduct, and of the following executive commitees: Quality, Socioenvironmental Responsibility, and Corporate Security.
José Maria Soares Nunes	52	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

001.666.878-20	Banking	Departamental Director	3/11/2011	Yes
Member of the Corporate Governance and Disclosure executive committees.
José Ramos Rocha Neto	42	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

624.211.314-72	Banking	Director	3/11/2011	Yes
Does not have other positions or duties with the issuer.

José Sergio Bordin	42	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

095.407.008-92	Banking	Regional Director	3/11/2011	Yes
Does not have other positions or duties with the issuer.
Josué Augusto Pancini	50	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

966.136.968-20	Banking	Adjunct Executive Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Member of executive committees; statutory committee for Ethical Conduct; CRM - Customer Relationship Management; Operational Risk Management; Investment; Sustainability; Tender Assessments and Direct Negotiations with Public and Private Institutions; Products and Services ; Prevention of Money Laundering and and Combatting Financing of Terrorism Strategic Planning.

Júlio Alves Marques	58	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

618.635.808-91	Banking	Departamental Director	3/11/2011	Yes

Member of the Ethical Conduct Committee.
Julio de Siqueira Carvalho de Araujo	56	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

425.327.017-49	Banking	11 - Executive vice-president / superintendent	3/11/2011	Yes

Member of the statutory committee for Integrated Risk Management and Capital Allocation, and Ethical Conduct and the following executive committees: Sustainability; Products and Services; Operational Risk Management; CRM - Customer Relationship Management; Human Resources and Personnel Management; Acquisition and Integration of New Companies with the Bradesco Organization; Capital market; Strategic Planning; Basel II Application; Disclosure; Investment and Quality, as coordinator of the latter.

Laércio Albino Cezar	64	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

064.172.724-00	Banking	11 - Executive vice-president / superintendent	3/11/2011	Yes

Member of the statutory committee for Integrated Risk Management and Capital Allocation, and the following executive committees: Market and Liquidity Risk Management; Investment; Treasury; Strategic Planning; Products and Services; Efficiency; Acquisition and Integration of New Companies with the Bradesco Organization; and Information Technology, acting as coordinator of the latter.

Laércio Carlos de Araújo Filho	55	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

567.041.788-72	Banking	Departamental Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Member of executive committee - Corporate Security.
Lúcio Rideki Takahama	47	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

052.446.968-74	Banking	Departamental Director	3/11/2011	Yes

Member of the executive committee - Investments and Credit Risk Management.
Luiz Alves dos Santos	59	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

387.923.898-72	Banking	Departamental Director	3/11/2011	Yes

Member of the following executive committees: Corporate Security; Brazilian Payments System (SBP); and Information Technology - BBI, Private, brokerage, forex, securities and international units .
Luiz Carlos Angelotti	46	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

058.042.738-25	Banking	Adjunct Executive Director	3/11/2011	Yes

Member of the following executive committees: Accounting Policies and Practices Management, and Disclosure; acquisition and integration of new companies with the Bradesco Organization; Credit Risk Management; Operational Risk Management; Market and Liquidity Risk Management; Corporate Governance; Investment; Strategic Planning; Products and Services and Treasury.

Luiz Carlos Brandão Cavalcanti Junior	49	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

226.347.385-87	Banking	Departamental Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Member of the executive committee for Corporate security.
Luiz Fernando Peres	60	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

411.482.078-72	Banking	Departamental Director	3/11/2011	Yes

Member of the following executive committees: Credit; Credit Risk Management, Capital Market; and Sustainability.
Marcelo de Araújo Noronha	45	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

360.668.504-15	Banking	Adjunct Executive Director	3/11/2011	Yes

Member of the executive committees for Operational Risk Management; Prevention of Money Laundering and Combatting Financing of Terrorism; Products and Services and Strategic Planning.
Marcos Aparecido Galende	43	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

089.419.738-05	Banking	Director	3/11/2011	Yes

Member of the executive committee for Management of Accountancy Policy and Practices; and Disclosure.
Marcos Bader	53	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

030.763.738-70	Banking	Departamental Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Member of the executive committee for Credit Risk Management.
Marcos Daré	53	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

874.059.628-15	Banking	Departamental Director	3/11/2011	Yes
Member of the executive committees for Investment; Prevention of Money Laundering and Combatting Financing of Terrorism.
Mario Helio de Souza Ramos	55	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

771.420.048-00	Banking	Departamental Director	3/11/2011	Yes
Member of executive committee - Sustainability

Marlene Morán Millan	47	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

076.656.518-10	Banking	Departamental Director	3/11/2011	Yes

Member of executive committees - Market and Liquidity Risk Management; - Bradesco Corporate Business, Bradesco Companies, Forex-International Unit, BBI and Broker/dealer; and Prevention and Combat of Money Laundering and Financing for Terrorism and Information Technology - BBI, Private, brokerage, forex, securities and international units.

Maurício Gomes Maciel	43	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

074.061.198-44	Banking	Regional Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Does not have other positions or duties with the issuer.
Maurício Machado de Minas	51	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

044.470.098-62	Banking	Executive Managing Director	3/11/2011	Yes

Member of the following executive committees: Strategic Planning; Brazilian Payments System (SPB); Information Technology; Products and Services; Operational Risk Management; Corporate Security, Basel II Application; and Information Technology - BBI, Private, brokerage, forex, securities and international units, as coordinator of the latter.

Moacir Nachbar Júnior	45	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

062.947.708-66	Banking	Departamental Director	3/11/2011	Yes

Member of the following executive committees: Statutory committee for Ethical Conduct; Internal Controls and Compliance, and the executive commitees for Operational Risk Management; Corporate Governance; Prevention and Combat of Money Laundering and Financing for Terrorism; Products and Services; Basel II implementation; Corporate Security; Brazilian Payments System (SBP) and Information Technology.

Nilton Pelegrino Nogueira	56	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

680.389.338-34	Banking	Adjunct Executive Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Member of the executive committee for Prevention of Money Laundering and Combating Terrorist Financing Products and Services; Risk Management Corporate Security and Strategic Planning.
Nobuo Yamazaki	46	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

180.387.998-01	Banking	Departamental Director	3/11/2011	Yes

Does not have other positions or duties with the issuer.
Norberto Pinto Barbedo	59	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

509.392.708-20	Banking	11 - Executive vice-president / superintendent	3/11/2011	Yes

Member of Integrated Risk Management and Capital Allocation (statutory committee); and of the following executive commitees: Credit; Investments; Products and Services ; Prevention of Money Laundering and and Combatting Financing of Terrorism; Strategic Planning; Capital Market and Bradesco Corporate Business, Bradesco Empresas (Bradesco Companies), Forex-International Unit, BBI and Broker/dealer, acting as coordinator in the last two

Octávio de Lazari Júnior	47	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

044.745.768-37	Banking	Departamental Director	3/11/2011	Yes
Does not have other positions or duties with the issuer.
Octavio Manoel Rodrigues de Barros	55	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

817.568.878-53	Banking	Departamental Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Member of Treasury Executive Committee.
Osmar Roncolato Pinho	57	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

689.926.298-34	Banking	Director	3/11/2011	Yes

Does not have other positions or duties with the issuer.
Paulo Aparecido dos Santos	46	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

072.150.698-42	Banking	Departamental Director	3/11/2011	Yes

Does not have other positions or duties with the issuer.
Paulo Faustino da Costa	46	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

055.681.898-97	Banking	Departamental Director	3/11/2011	Yes

Member of the Sustainability, Corporate Governance, and Disclosure executive committees.
Renan Mascarenhas Carmo	50	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

179.652.845-53	Banking	Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Members of the executive committees for Investment and for assessing bidding procedures and direct negotiations with public and private entities.
Roberto Sobral Hollander	59	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

301.257.408-59	Banking	Departamental Director	3/11/2011	Yes

Member of statutory committees: Integrated Risk Management and Capital Allocation; and Internal Controls and Compliance, and of the following executive committees: Credit Risk Management; Operational Risk Management; Market and Liquidity Risk Management; Corporate Governance; Basel II Application; Sustainability; Corporate Security; Brazilian Payments System (SPB); Information Technology; and Treasury.

Sérgio Alexandre Figueiredo Clemente	51	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

373.766.326-20	Banking	Executive Managing Director	3/11/2011	Yes

Member of Executive Committees of Credit; for Investment;for assessing bidding procedures and direct negotiations with public and private entities; Capital Market; committee of Bradesco Corporate, Bradesco Empresas, Câmbio-Área Internacional, BBI and Corretora; Strategic Planning; Products and Service; Prevention of Money Laundering and Combatting Financing of Terrorism.

Volnei Wulff	52	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

292.938.559-68	Banking	Regional Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Does not have other positions or duties with the issuer.
Walkiria Schirrmeister Marquetti	50	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

048.844.738-09	Banking	Departamental Director	3/11/2011	Yes
Member of executive committee - Information Technology.
Wilson Reginaldo Martins	45	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

337.633.301-78	Banking	Regional Director	3/11/2011	Yes

Does not have other positions or duties with the issuer.
José Luis Elias	55	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

719.038.288-72	Banking	Director	3/11/2011	Yes

Member of executive committees - Market and Liquidity Risk Management; Treasury; Brazilian Payments System (SPB); and Prevention and Combat of Money Laundering and Financing for Terrorism.
Eurico Ramos Fabri	38	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

248.468.208-58	Banking	Director	3/11/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Does not have other positions or duties with the issuer.
Guilherme Muller Leal	43	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

965.442.017-15	Banking	Director	3/11/2011	Yes

Does not have other positions or duties with the issuer.
Waldemar Ruggiero Júnior	52	Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

047.681.808-76	Banking	Departamental Director	3/11/2011	Yes

Member of the executive committees for Information Technology ; Corporate Security ; - Brazilian Payments System (SPB); and Information Technology - BBI, Private, brokerage, forex , securities and international.

Jorge Pohlmann Nasser	45	B Belongs to executive board only	3/10/2011	until the first meeting of the board of directors held after the 2012 OGM.

399.055.270-87	Banking	Departamental Director	3/11/2011	Yes

Member of executive committees for Customer Relationship Management (CRM); and Sustainability.
Milton Matsumoto	66	Belongs to board of directors only	3/10/2011	until 03.10.2012

081.225.550-04	Banking	22 – Board of Directors (Full)	05/16/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Member of the Compensation and Internal Controls and Compliance statutory committees, and Ethical Conduct, acting as coordinator of the latter.
Antônio Bornia	75	Belongs to board of directors only	3/10/2011	until 03.10.2012

003.052.609-44	Banking	21 - Vice-president of board of directors	05/16/2011	Yes

Member of the statutory Compensation commitee.
Carlos Alberto Rodrigues Guilherme	67	Belongs to board of directors only	3/10/2011	until 03.10.2012

021.698.868-34	Banking	22 - Board of directors (full)	05/16/2011	Yes

Member of the statutory compensation committee, for Ethical Conduct and Internal Controls and Compliance, acting as coordinator of the latter.
Denise Aguiar Alvarez	53	Belongs to board of directors only	3/10/2011	until 03.10.2012

032.376.698-65	Educator	22 - Board of directors (full)	05/16/2011	Yes

Does not have other positions or duties with the issuer.
João Aguiar Alvarez	50	Belongs to board of directors only	3/10/2011	until 03.10.2012

029.533.938-11	Agricultural Engineer	22 - Board of directors (full)	05/16/2011	Yes

Does not have other positions or duties with the issuer.
Mário da Silveira Teixeira Júnior	65	Belongs to board of directors only	3/10/2011	until 03.10.2012

113.119.598-15	Banking	22 - Board of directors (full)	05/16/2011	Yes

Member of the Compensation and Internal Controls and Compliance statutory committees, acting as coordinator of the latter.
Ricardo Espírito Santo Silva Salgado	66	Belongs to board of directors only	3/10/2011	until 03.10.2012

385.154.827-20	Banking	22 - Board of directors (full)	05/16/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Does not have other positions or duties with the issuer.
Lázaro de Mello Brandão	84	Belongs to board of directors only	3/10/2011	until 03.10.2012

004.637.528-72	Banking	20 - President of the board of directors	05/16/2011	Yes

Member of the statutory compensation committee, acting as coordinator
Luiz Carlos Trabuco Cappi	59	Member of executive board and the board of directors	3/10/2011	of CA until 03.10.2012; of the Board until the first CA Meeting which will be held after the AGO for 2012.

250.319.028-68	Banking	33 - Board member (full) and executive board member President	05/16/2011	Yes

Member of statutory committees for Compensation and Integrated Risk Management and Capital Allocation, acting as coordinator of the latter; and of the following executive committees: Strategic Planning, Basel II Application; Human Resources and Personnel Management, acting as coordinator in these committees.

Domingos Aparecido Maia	58	Supervisory council	3/10/2011	until 03.10.2012

714.810.018-68	Accountant	44 - C.F. (full) elected by preferred shareholders	05/30/2011	No

Does not have other positions or duties with the issuer.
João Batistela Biazon	66	Supervisory council	3/10/2011	until 03.10.2012

003.505.919-20	Business	47 - C.F. (Alternate) elected preferred shareholders	05/30/2011	No

Does not have other positions or duties with the issuer.
Jorge Tadeu Pinto de Figueiredo	58	Supervisory council	3/10/2011	until 03.10.2012

399.738.328-68	Attorney	46 - C.F. (Alternate) elected by controlling shareholder	05/30/2011	Yes

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Does not have other positions or duties with the issuer.
Nelson Lopes de Oliveira	69	Supervisory council	3/10/2011	until 03.10.2012

036.974.608-20	Business	43 - President Supervisory council Elected by controlling shareholder (efetivo)	05/30/2011	Yes

Does not hold other position with issuer.
Renaud Roberto Teixeira	67	Supervisory council	3/10/2011	until 03.10.2012

057.180.078-53	Business	46 - C.F. (Alternate) elected by controlling shareholders	05/30/2011	Yes

Does not have other positions or duties with the issuer.
Ricardo Abecassis Espírito Santo Silva	52	Supervisory council	3/10/2011	until 03.10.2012

692.405.237-15	Economist	40 - C.F. (full) elected by controlling shareholder	05/30/2011	Yes

Does not hold other position with issuer.
Professional experience / Declaration of any convictions

Ademir Cossiello - 722.446.408-25

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.	i. principal professional experience in the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.02.1995 - Director

03.10.1998 to 09.20.1999 - Departmental director

From 06.25.2003 - Executive managing director

Banco Alvorada S.A.

06.09.2003 to 04.12.2004 - Director (CVM registration canceled 10.28.2003)

Banco Baneb S.A. (extinguished 12.30.2004)

06.30.1999 - Director

07.22.1999 to 10.10.2001 - Managing director (CVM registration canceled 10.01.2000)

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinguished 07.30.2004)

06.10.2002 - Superintendent Director

04.30.2003 to 04.29.2004 - Director (CVM registration canceled 11.18.2003)

Baneb Leasing S.A. - Arrendamento Mercantil (extinguished 07.28.2000)

08.31.1999 to 07.28.2000 - Director (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

12.17.2001 to 12.31.2003 - Director (CVM registration canceled 11.12.2003)

Bradesco Leasing S.A. Arrendamento Mercantil

01.03.2002 to 04.19.2004 - Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Adineu Santesso - 401.747.518-34

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i: principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii: list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.12.1990 a 09.29.2000 - Director

From 08.27.2001 - Departmental director

b.	description of any of the following events occurring during the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

i.	any criminal conviction: no criminal conviction
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Alex Silva Braga - 509.505.336-53

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here.As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.	ii. list all management positions the person holds or held in publicly-held companies

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.
From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Alexandre da Silva Glüher - 282.548.640-04

Item 12.8 of the Reference Form

*2011 Election for the role of Adjunct Executive Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here.As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A. e Investimentos S.A., Nova Cidade de Deus Participações S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.27.2001 - Regional director

03.10.2005 - Departmental director
From 12.17.2010 - Adjunct Executive Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Alfredo Antônio Lima de Menezes - 037.958.008-03

Item 12.8 of the Reference Form

*2011 Election for the role of Adjunct Executive Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here.As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.15.2001 - Departmental director

From 12.17.2010 - Adjunct Executive Director

Boavista S.A. Arrendamento Mercantil (extinguished 12.31.2003)

11.17.2000 to 04.27.2001 - Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Almir Rocha - 125.546.708-89

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here.As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Altair Antônio de Souza - 244.092.606-00

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here.As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A. 08.04.98 - Director

From 01.02.2009 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Amilton Nieto - 011.136.138-90

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.	i. principal professional experience in the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.08.2009 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

André Bernardino da Cruz Filho - 192.221.224-53

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here.As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.07.2009 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

André Marcelo da Silva Prado - 797.052.867-87

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.18.2009 - Departmental director

Banco Boavista Interatlântico S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

12.01.97 to 02.28.2001 - Director (CVM registration canceled 12.08.1999)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

André Rodrigues Cano - 005.908.058-27

Item 12.8 of the Reference Form

*2011 Election for the role of Adjunct Executive Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Adjunct Executive Director, cuja função, de acordo com o Estatuto Social, é o desempenho das funções que lhe forem atribuídas pelos Diretores Vice-Presidentes e Diretores Executivos Gerentes. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.03.2001 to 09.12.2008 - Departmental director

12.08.2009 - Departmental director

From 12.17.2010 - Adjunct Executive Director

Tele Nordeste Celular Participações S.A.

08.10.98 to 04.28.99 – Alternate member of the supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Antonio Carlos Melhado - 851.955.538-15

Item 12.8 of the Reference Form

*2011 Election for the role of Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 08.02.2010 – Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Antonio Chinellato Neto - 029.888.168-32

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Item 12.8 of the Reference Form

*2011 Election for the role of Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.18.2009 - Director

b.	description of any of the following events occurring during the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Antonio de Jesus Mendes - 531.807.478-20

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.	ii. list all management positions the person holds or held in publicly-held companies

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

From 05.25.2009 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Antonio Gualberto Diniz - 053.485.748-56

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.
From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Antonio José da Barbara - 083.858.728-33

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

05.25.2009 - Director

From 12.18.2009 - Departmental director

Bradespar S.A.

04.30.2007 a 04.30.2010 – Full member of the supervisory council

Vale S.A.

04.25.2001 to 04.29.2002 – Alternate member of the supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

iii. any final and unappealable conviction: no final and unappealable conviction

Antonio Piovesan - 015.525.598-31

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.18.2009 - Regional director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Arnaldo Nissental - 425.048.807-15

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.	ii. list all management positions the person holds or held in publicly-held companies

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

From 12.18.2009 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Aurélio Conrado Boni - 191.617.008-00

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.Company’s principal activity: Banking transactions in general, including forex.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

12.19.1997 - Departmental director

From 12.03.2001 - Executive managing director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Aurélio Guido Pagani - 349.838.999-87

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

08.27.2001 - Director

From 08.02.2010 - Departmental director

Banco BEA S.A. (extinguished 04.24.2003)

01.29.2002 - Administrative and Technology director

04.22.2002 to 04.24.2003 - Director (CVM registration canceled 01.30.2003)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Candido Leonelli - 375.739.268-04

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

08.07.1997 - Departmental director

From 07.14.2009 - Executive managing director Scopus Tecnologia S.A.

07.28.89 - Member of the board of directors and Director

05.16.90 - Member of the board of directors e Superintendent Executive Director

04.30.91 to 04.30.98 - Member of the board of directors and Chief Executive Officer (CVM registration canceled 08.12.1992)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Cassiano Ricardo Scarpelli - 082.633.238-27

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.	i. principal professional experience in the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 03.12.2007 - Departmental director

Bradespar S.A.

04.30.2002 to 04.30.2007 – Full member of the supervisory council

CP Cimento e Participações S.A.

04.28.2000 to 10.31.2002 - Member of the board of directors (CVM registration granted 01.22.2002)

Iochpe-Maxion S.A.

04.27.2000 – Alternate member of the board of directors

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

03.24.2003 to 03.22.2004 – Full member of the board of directors

São Paulo Alpargatas S.A.

11.09.2001 to 01.20.2003 – Alternate member of the board of directors

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Claúdio Borges Cassemiro - 849.805.678-00

Item 12.8 of the Reference Form

*2011 Election for the role of Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 08.02.2010 - Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Cláudio Fernando Manzato - 594.044.938-72

Item 12.8 of the Reference Form

*2011 Election for the role of Diretor of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 03.10.2000 - Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Clayton Camacho - 049.313.418-29

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A. position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 03.10.2005 - Departmental director

Banco BEA S.A. (extinguished 04.24.2003)

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

01.29.2002 to 04.22.2002 - Full member and president of the fiscal council

Banco Bradesco BBI S.A.

02.13.2004 to 04.08.2004 - Full member and president of the fiscal council

Bradespar S.A.

04.29.2002 to 04.29.2005 – Full member of the supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Delvair Fidencio de Lima - 005.645.288-89

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.	i. principal professional experience in the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Denise Pauli Pavarina - 076.818.858-03

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Item 12.8 of the Reference Form

*2011 Election for the role of Departmental director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.15.2001 to 01.22.2007 - Departmental director

12.08.2009 - Departmental director

Cielo S.A.

Sep/2008 to Jul/2009 - Member of the board of directors (CVM registration granted 06.25.2009)

São Paulo Alpargatas S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

09.09.2001 to 01.20.2003 – Full member of the board of directors

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Diaulas Morize Vieira Marcondes Junior - 010.673.678-70

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Domingos Figueiredo de Abreu - 942.909.898-53

Item 12.8 of the Reference Form

*2011 Election for the role Vice-President / Executive Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.	i. principal professional experience in the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

Position and duties: Vice-president / executive director, whose role pursuant the bylaws is to collaborate with the chief officer in carrying out his duties.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Bradesco Leasing S.A. - Arrendamento Mercantil

Position and duties: Director whose duties under the bylaws are managing and representing the company, and collaborating with the chief officer in fulfilling duties, supervising and coordinating business entrusted to them.

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Controlling group: Direct: Banco Bradesco S.A. Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

06.22.2001 - Departmental director

03.15.2002 - Executive managing director

06.08.2009 - Vice-President / Executive Director

Bradesco Leasing S.A. Arrendamento Mercantil

From 03.30.98 - Director

(SEE ITEM 12.12-2)

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Douglas Tevis Francisco - 040.066.838-63

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.	ii. list all management positions the person holds or held in publicly-held companies

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

From 12.03.2001 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Edilson Wiggers - 641.036.099-15

Item 12.8 of the Reference Form

*2011 Election for the role of Diretor of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management.

Company’s principal activity: Banking transactions in general, including forex.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A. from 08.02.2010 - Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Fernando Roncolato Pinho - 562.941.588-34

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 09.05.2008 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Francisco Aquilino Pontes Gadelha - 089.915.023-34

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Francisco Assis da Silveira Junior - 075.811.178-98

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Geraldo Dias Pacheco - 389.678.049-20

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies Banco Bradesco S.A.

From 12.18.2009 - Regional director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Jair Delgado Scalco - 221.863.878-91

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 04.24.98 - Departmental director

Cielo S.A.

From 04.30.98 - Member of the board of directors (CVM registration granted 06.25.2009)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Jean Philippe Leroy - 703.149.427-34

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.	i. principal professional experience in the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

position and duties: Departmental director , whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 03.12.2007 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

João Albino Winkelmann - 394.235.810-72

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.08.2009 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

João Alexandre Silva - 534.562.979-04

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

João Carlos Gomes da Silva - 044.972.398-45

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.	ii. list all management positions the person holds or held in publicly-held companies

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

José Alcides Munhoz - 064.350.330-72

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him. Company’s principal activity: Banking transactions in general, including forex.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.1989 - Director

01.02.1995 - Departmental director

03.10.1998 - Adjunct Executive Director

From 03.10.1999 - Executive managing director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

José Luiz Rodrigues Bueno - 586.673.188-68

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 03.10.2000 - Departmental director

Banco Baneb S.A. (extinguished 12.30.2004)

07.22.99 to 03.10.2000 – Director (CVM registration canceled 12.01.2000)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

José Maria Soares Nunes - 001.666.878-20

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director , whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 08.26.2002 - Departmental director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

José Ramos Rocha Neto - 624.211.314-72

Item 12.8 of the Reference Form

*2011 Election for the role of Diretor of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.18.2009 - Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

José Sergio Bordin - 095.407.008-92

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A

From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Josué Augusto Pancini - 966.136.968-20

Item 12.8 of the Reference Form

*2011 Election for the role of Adjunct Executive Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

07.30.97 - Director

07.29.2003 - Departmental director

From 12.17.2010 - Adjunct Executive Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Júlio Alves Marques - 618.635.808-91

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 05.25.2009 - Departmental director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Julio de Siqueira Carvalho de Araujo - 425.327.017-49

Item 12.8 of the Reference Form

*2011 Election for the role of Vice-President / Executive Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Vice-president / executive director, whose role pursuant the bylaws is to collaborate with the chief officer in carrying out his duties.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Bradesco Leasing S.A. - Arrendamento Mercantil

Position and duties: Director whose duties under the bylaws are managing and representing the company, and collaborating with the chief officer in fulfilling duties, supervising and coordinating business entrusted to them.

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Controlling group: Direct: Banco Bradesco S.A.; Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 08.02.2000 - Vice-President / Executive Director

BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros

05.08.2008 – Member of the board of directors (CVM registration granted 08.11.2008)

Bradesco Leasing S.A. Arrendamento Mercantil

04.18.2001 to 04.30.2003 - Member of the board of directors

From

01.22.98 - Director Bolsa de Mercadorias & Futuros – BM&F S.A.

08.17.2007 to 05.08.2008 – representative of Banco Alvorada with powers to exercise rights and respond for obligations on behalf of the Company.

09.20.2007 to 08.05.2008 – Member of the board of directors.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

(SEE ITEM 12.12-2)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Laércio Albino Cezar - 064.172.724-00

Item 12.8 of the Reference Form

*2011 Election for the role of Vice-President / Executive Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Vice-president / executive director, whose role pursuant the bylaws is to collaborate with the chief officer in carrying out his duties.

Company’s principal activity: Banking transactions in general, including forex.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Bradesco Leasing S.A. - Arrendamento Mercantil

Position and duties: Director whose duties under the bylaws are managing and representing the company, and collaborating with the chief officer in fulfilling duties, supervising and coordinating business entrusted to them.

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Controlling group: Direct: Banco Bradesco S.A.; Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.1982 - Departmental director

03. 12.1992 - Executive managing director

From 03.10.1999 - Vice-President / Executive Director

Bradesco Leasing S.A. Arrendamento Mercantil

04.19.99 to 04.29.2003 - Member of the board of directors

From 03.27.92 - Director

(SEE ITEM 12.12-2)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Laércio Carlos de Araújo Filho - 567.041.788-72

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

09.14.2000 - Director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

From 02.05.2004 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Lúcio Rideki Takahama - 052.446.968-74

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A. 12.18.2009 - Director from 02.24.2010 - Departmental director

Banco Boavista Interatlântico S.A.

04.27.98 to 02.28.2001 - Director (CVM registration canceled 12.08.1999)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Luiz Alves dos Santos - 387.923.898-72

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.03.2001 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Luiz Carlos Angelotti - 058.042.738-25

Item 12.8 of the Reference Form

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

*2011 Election for the role of Adjunct Executive Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.15.2002 - Departmental director

From 12.17.2010 - Adjunct Executive Director

Banco BEA S.A. (extinguished 04.25.2003)

01.29.2002 to 04.22.2002 – Full member of the supervisory council

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Luiz Carlos Brandão Cavalcanti Junior - 226.347.385-87

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.	ii. list all management positions the person holds or held in publicly-held companies

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

From 03.10.2005 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Luiz Fernando Peres - 411.482.078-72

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 06.30.99 - Departmental director

Banco BCN S.A. (extinguished 03.12.2004)

07.05.90 to 06.29.99 - Director (CVM registration canceled 07.28.1998)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Marcelo de Araújo Noronha - 360.668.504-15

Item 12.8 of the Reference Form

*2011 Election for the role of Adjunct Executive Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.05.2004 - Departmental director

From 12.17.2010 - Adjunct Executive Director

Banco Alvorada S.A.

06.09.2003 to 04.12.2004 - Director (CVM registration canceled 10.28.2003)

b.	description of any of the following events occurring during the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Marcos Aparecido Galende - 089.419.738-05

Item 12.8 of the Reference Form

*2011 Election for the role of Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

Position and duties: Full member of the supervisory council, whose attributions are those set forth in the Article 163 of Law 6,404/76. Company’s principal activity: Holding interests as partner or shareholder in other companies.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 08.02.2010 - DIRECTOR

Bradespar S.A.

04.29.2009 – Alternate member of the supervisory council

From 04.30.2010 – Full member of the supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Marcos Bader - 030.763.738-70

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 04.15.99 - Departmental director

Banco BCN S.A. (extinguished 03.12.2004)

10.11.89 to 03.31.99 - Director (CVM registration canceled 07.28.1998)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Marcos Daré - 874.059.628-15

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.05.2004 - Director

From 12.18.2009 - Departmental director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Mario Helio de Souza Ramos - 771.420.048-00

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.	ii. list all management positions the person holds or held in publicly-held companies

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

From 03.10.2005 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Marlene Morán Millan - 076.656.518-10

Item 12.8 of the Reference Form

*2011 Election for the role of Departmental director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 03.12.2007 - Diretora Departamental

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Mauricio Gomes Maciel - 074.061.198-44

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.	i. principal professional experience in the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Maurício Machado de Minas - 044.470.098-62

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 07.14.2009 - Executive managing director

Eletrodigi Eletr Digital S.A.

1983 to 1986 - Director of technical support (CVM registration canceled 04.25.1985)

Polymax Informática S.A.

From 1983 to 1986 - Director of technical support

CPM Braxis S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

2004 to 2006 - Senior vice president

2007 to 07/2009 - Senior vice president Sales and Marketing (CVM registration canceled 09.04.2007)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Moacir Nachbar Junior - 062.947.708-66

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 03.10.2005 - Departmental director

Bradespar S.A.

04.30.2004 to 04.29.2005 – Alternate member of the supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Nilton Pelegrino Nogueira - 680.389.338-34

Item 12.8 of the Reference Form

*2011 Election for the role of Adjunct Executive Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Adjunct Executive Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

02.13.95 to 09.29.2000 - Director

03.15.2002 - Departmental director

From 12.17.2010 - Adjunct Executive Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Nobuo Yamazaki - 180.387.998-01

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

From 06.30.2008 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Norberto Pinto Barbedo - 509.392.708-20

Item 12.8 of the Reference Form

*2011 Election for the role of Vice-President / Executive Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Vice-president / executive director, whose role pursuant the bylaws is to collaborate with the chief officer in carrying out his duties. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Bradesco Leasing S.A. - Arrendamento Mercantil

Position and duties: Director whose duties under the bylaws are managing and representing the company, and collaborating with the chief officer in fulfilling duties, supervising and coordinating business entrusted to them.

Company’s principal activity: Exclusively conducting leasing transactions pursuant current legislation.

Controlling group: Direct: Banco Bradesco S.A.; Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 02.10.2003 - Vice-president / executive director

Bradesco Leasing S.A. - Arrendamento Mercantil

01.22.98 - Director

03.30.98 - Vice-president / executive director

From 04.28.2003 - Director

Cielo S.A.

10.28.2009 – Full member of the board of directors from 04.30.2010 - Member of the board of directors

(SEE ITEM 12.12-2)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

Octávio de Lazari Júnior - 044.745.768-37

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director , whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

05.25.2009 - Director;

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

From 08.02.2010 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Octavio Manoel Rodrigues de Barros - 817.568.878-53

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 06.27.2005 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Osmar Roncolato Pinho - 689.926.298-34

Item 12.8 of the Reference Form

*2011 Election for the role of Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 10.17.2008 - DIRECTOR

CIBRASEC - Companhia Brasileira de Securitização

From 04.19.2007 – Alternate member of the board of directors

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 to 04.25.2006 – Alternate member of the supervisory council

Bradespar S.A.

04.30.2002 – Alternate member of the supervisory council

04.29.2005 to 04.29.2009 – Full member of the supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Paulo Aparecido dos Santos - 072.150.698-42

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director , whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

From 05.25.2009 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Paulo Faustino da Costa - 055.681.898-97

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Responsible for Relations with the Market.

Company’s principal activity: Banking transactions in general, including forex.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 01.27.2010 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Renan Mascarenhas Carmo - 179.652.845-53

Item 12.8 of the Reference Form

*2011 Election for the role of Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.	i. principal professional experience in the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 08.02.2010 - Director

Baneb Leasing S.A. - Arrendamento Mercantil (extinguished 07.28.2000)

07.31.1998 to 07.28.2000 - Director (CVM registration canceled 06.20.2000)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Roberto Sobral Hollander - 301.257.408-59

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the officer has not yet taken possession, we are submitting the fictional date of 03.11.2011, since the Empresas.net system does not accept information if this field is left blank.

As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 02.10.2003 - Departmental director

Banco Boavista Interatlântico S.A.

07.01.1998 to 10.18.2000 – Executive Director (CVM registration canceled 12.08.1999)

Boavista S.A. Arrendamento Mercantil 11.17.2000 to 04.30.2003 - Director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Sérgio Alexandre Figueiredo Clemente - 373.766.326-20

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Executive managing director, whose role pursuant the bylaws is to fulfill the duties attributed to him

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.2000 - Departmental director From

12.13.2006 - Executive managing director

Banco BCN S.A.

(extinguished 03.12.2004)

05.13.1996 – Adjunct Director

12.15.1997 to 06.29.2001 - Director (CVM registration canceled 07.28.1998)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Volnei Wulff - 292.938.559-68

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Walkiria Schirrmeister Marquetti - 048.844.738-09

Item 12.8 of the Reference Form

*2011 Election for the role of Departmental director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 12.03.2007 – Departmental director

b.	description of any of the following events occurring during the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Wilson Reginaldo Martins - 337.633.301-78

Item 12.8 of the Reference Form

*2011 Election for the role of Regional director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Regional director, whose role pursuant the bylaws is to guide and supervise points of service under his jurisdiction and fulfill duties attributed to him. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

From 12.18.2009 - Regional director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

José Luis Elias - 719.038.288-72

Item 12.8 of the Reference Form

*2011 Election for the role of Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i: principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco Cartões S.A.

Position and duties: Director, whose duties under the bylaws are collaborating with other senior managers in fulfilling their duties, supervising and coordinating business entrusted to them.

Company’s principal activity: Asset and liability transactions, and others inherent to their corresponding authorized portfolios (commercial, investment, credit, finance and investment), including foreign exchange, pursuant to current legislation and regulations.

Controlling group: Direct: Banco Bradesco S.A.; Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

a.ii: list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A. From 12.17.2010 - Director

Banco BEC S.A. (extinguished 11.30.2006)

01.03.2006 to 04.25.2006 – Full member of the supervisory council

Bradespar S.A.

04.29.2005 – Alternate member of the supervisory council

04.29.2009 to 04.30.2010 – Full member of the supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

iii. any final and unappealable conviction: no final and unappealable conviction

Eurico Ramos Fabri - 248.468.208-58

Item 12.8 of the Reference Form

*2011 Election for the role of Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Banco Finasa BMC S.A. (curent Banco Bradesco Financiamentos S.A.)

Position and duties: Director Director from 04.22.2008 to 12.01.2009, whose role under the bylaws, was to collaborate with other senior managers performing their duties, and supervising and coordinating business entrusted to him.

Company’s principal activity: the practice of all asset, liability and accessory transactions allowed to financial institutions and inherent to portfolios of commercial banks, leasing and credit, finance and investment companies pursuant to current legislation and regulations.

Controlling group: Direct: Banco Bradesco S.A.; Indirect: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Finasa Promotora de Vendas Ltda.

Position and duties involved: Director, whose role under the bylaws is to coordinate and direct the activities of the corresponding units, reporting to the chief officer, vice-presidents / directors and the managing director.

Company’s principal activity: provision of services: a) technical - financial assistance and consulting; b) brokerage business, collection, completing and forwarding documents in the free market for automotive vehicles and other movable assets, comprising the identification and assessment of potential sellers and buyers, through the preparation, analysis and confirmation of registration forms, credit approval, marketing assistance and risk selection.

Controlling group: Direct: Banco Bradesco Financiamentos S.A.; Indirect: Banco Bradesco S.A.

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.
From 12.17.2010 - Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Guilherme Muller Leal - 965.442.017-15

Item 12.8 of the Reference Form

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

*2011 Election for the role of Director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Director, whose role pursuant the bylaws is to fulfill the duties attributed to him and advise other members of senior management. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A. From 02.01.2011 - Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Waldemar Ruggiero Júnior - 047.681.808-76

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 03.10.2011 - Departmental director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Jorge Pohlmann Nasser - 399.055.270-87

Item 12.8 of the Reference Form

*2011 Election for the role of Executive managing director of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Departmental director, whose role is conducting the business of the pertinent department and advising other members of management.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal Bradesco Seguros S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Position and duties: Director, whose duties under the bylaws are supervising and coordinating business of the department, reporting to the chief officer. executive vice-president or managing director(s) to whom he is subordinated.

Company’s principal activity: Insurance business for all personal and casualty lines pursuant to current legislation.

Controlling group: Direct: Bradseg Participações Ltda.; Indirect: Banco Bradesco S.A.

Bradesco Vida e Previdência S.A.

Position and duties: Director, whose duties under the bylaws are collaborating with other senior managers in fulfilling their duties, supervising and coordinating business entrusted to them.

Company’s principal activity: Arranging and operating life insurance, including all forms of personal insurance and excluding any type of casualty insurance, or pension plans of the risk benefits and income type, as defined by law.

Controlling group: Direct: Bradesco Seguros S.A.; Indirect: Bradseg Participações Ltda.

BMC Previdência Privada S.A.

Position and duties involved: Director whose duties under the bylaws are collaborating with the chief officer, executive vice-president and managing directors in fulfilling their duties, and supervising and coordinating business entrusted to them.

Company’s principal activity: The establishment and enforcement of any pension benefit plans authorized by the regulatory body and the practice of any other activity germane to open private pension entities. The Company will be organized as a supplement to the social security system but will be independently in this respect and may hold interests in other companies.

Controlling group: Direct: Alvorada Vida S.A.; Indirect: Bradesco Vida e Previdência S.A.

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

12.17.2010 - Director

From 02.01.2011 - Departmental director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Milton Matsumoto - 081.225.550-04

Item 12.8 of the Reference Form

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.11.1985 - Departmental director

03.10.1998 - Adjunct Executive Director

From 03.10.1999 - Executive managing director

From 03.10.2011 - Member of the board of directors

CPM Braxis S.A.

02.24.2003 to 03.20.2007 – Alternate member of the board of directors

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Antônio Bornia - 003.052.609-44

Item 12.8 of the Reference Form

a.	i. principal professional experience in the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Banco Bradesco S.A.

position and duties: Vice-Presidento of the board of directors, cujas atribuições são as estabelecidas na Lei e no Estatuto da Sociedade Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: Vice-President do Conselho de Administração, whose attributions are those set forth in law and in the company's bylaws.

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

09.29.75 – Adjunct Director

04.26.79 - Director

06.08.81 - Vice-President / Executive Director

From 03.10.99 - Vice-president of the board of directors

Bradesco Leasing S.A. - Arrendamento Mercantil

03.23.82 - Dircetor

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

From 03.27.96 - Vice-President of the board of directors

Bradespar S.A.

From 03.30.2000 - Vice-President of the board of directors

(SEE ITEM 12.12-2)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Carlos Alberto Rodrigues Guilherme - 021.698.868-34

Item 12.8 of the Reference Form

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in the company's bylaws. Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth and in the company's bylaws.

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.86 - Departmental director

03.10.98 - Adjunct Executive Director

03.10.99 to 03.10.2009 - Executive managing director

From 03.10.2009 - Member of the board of directors

Bradesco Leasing S.A. - Arrendamento Mercantil

From 04.30.2009 - Member of the board of directors

Bradespar S.A.

From 04.29.2009 - Member of the board of directors

Banco de Crédito Real de Minas Gerais S.A. (extinguished 09.01.2004)

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

04.30.98 to 04.29.2003 - Director (CVM registration canceled 06.30.98)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Denise Aguiar Alvarez - 032.376.698-65

Item 12.8 of the Reference Form

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth and in the company's bylaws.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in the company's bylaws.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Cidade de Deus - Companhia Comercial de Participações

Position and duties: Member of the board of directors from 04.30.1986 and as of 07.18.1988, also holding the position of director; whose attributions as a board member are determined by legislation and the company's bylaws; and whose attributions as director are those of a company officer: a) determine attributions of members of senior management; and b) obey company bylaws and ensure they are obeyed.

Company’s principal activity: Holding interests in the capital of other companies, and managing, buying and selling securities on its own behalf. Controlling group: BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

Others (over 5%): Família Aguiar

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 02.12.90 - Member of the board of directors

Bradespar S.A.

From 03.30.2000 - Member of the board of directors

Bradesplan Participações S.A.

04.28.2000 to 04.26.2006 - Member of the board of directors (CVM registration canceled 02.07.2006)

b.	description of any of the following events occurring during the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

João Aguiar Alvarez - 029.533.938-11

Item 12.8 of the Reference Form

*2011 Election for the role of Member of the board of directors of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company’s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in the company's bylaws.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in the company's bylaws.

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Cidade de Deus - Companhia Comercial de Participações

position and duties: Member of the board of directors

From 04.30.1986 and as of 4.19.1988, also holding the position of director; whose attributions as a board member are determined by legislation and the company's bylaws; and whose attributions as director are those of a company officer: a) determine attributions of members of senior management; and b) obey company bylaws and ensure they are obeyed.

Company’s principal activity: Holding interests in the capital of other companies, and managing, buying and selling securities on its own behalf.

Controlling group: BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

Others (over 5%): Família Aguiar

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 02.12.1990 - Member of the board of directors

Bradespar S.A.

From 03.30.2000 - Member of the board of directors

Bradesplan Participações S.A.

04.28.2000 to 04.26.2006 - Member of the board of directors (CVM registration canceled 02.07.2006)

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Mário da Silveira Teixeira Júnior - 113.119.598-15

Item 12.8 of the Reference Form

*2011 Election for the role of Member of the board of directors of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here.As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in the company's bylaws.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council position and duties: Member of the board of directors, whose attributions are those set forth in the company's bylaws.

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Banco Espírito Santo de Investimento, S.A.

position and duties: Non-executive member of the board of directors from 03.26.2002 to 03.16.2009, whose attributions are those set forth in the company's bylaws.

Company’s principal activity: The purpose of the company is to conduct banking business in the legally stipulated manner.

Companies comprising the group of shareholders directly or indirectly holding 5% or more of the same class or type of securities of Banco Espírito Santo de Investimento, S.A.: wholly owned subsidiary of Banco Espírito Santo, S.A.

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.30 84 - Departmental director

03.12.92 - Executive managing director

03.10.98 - Vice-President / Executive Director

03.10.99 to 07.16.2001 - Member of the board of directors

From 03.14.2002 - Member of the board of directors

Bradesco Leasing S.A. - Arrendamento Mercantil 03.27.92 to 03.26.97 - Director

03.26.98 - Director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

From 03.30.98 - Member of the board of directors

Bradespar S.A.

03.30.2000 - Member of the board of directors 07.16.2001 to 03.14.2002 - Chief executive officer

From 04.30.2002 - Member of the board of directors Vale S.A.

04.16.2003 – Full member of the board of directors

From 05.21.2003 - Vice-President of the board of directors

SEE ITEM 12.12-2

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Ricardo Espírito Santo Silva Salgado - 385.154.827-20

Item 12.8 of the Reference Form

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in the company's bylaws

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Banco Espírito Santo, S.A.

Position and duties: Vice-president of the board of directors and president of the Executive Commission, whose attributions as vice-president are those of the board of directors stated in the company bylaws and the president of the Executive Commission: Banking business.

Company’s principal activity: Banking transactions in general.

Controlling group: Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A. Others (over 5%): Banco Bradesco S.A.

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 06.09.2003 - Member of the board of directors

b.	description of any of the following events occurring during the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Lázaro de Mello Brandão - 004.637.528-72

Item 12.8 of the Reference Form

*2011 Election for the role of Member of the board of directors of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: President of the board of directors, whose attributions are those set forth in the company's bylaws.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: President of the board of directors, whose attributions are those set forth in the company's bylaws.

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Banco Espírito Santo, S.A.

Position and duties: Non-executive member of the board of directors from 3.27.2002 to 3.31.2008, whose attributions are those stated in the company's bylaws.

Company’s principal activity: Conducting banking business

Controlling group: Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

Others (over 5%): Banco Bradesco S.A.

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.15.71 – Executive Director

09.12.77 - Vice-President / Executive Director

01.08.81 - Chief executive officer

03.10.82 - Chief executive officer and Vice-president of the board of directors

02.12.90 to 03.10.99 - Chief executive officer

From 02.12.90 – President of the board of directors

Bradesco Leasing S.A. - Arrendamento Mercantil

02.14.78 - Director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

03.30.81 - Vice-President / Executive Director

04.23.81 - Chief executive officer

03.23.82 to 10.27.89 - Vice-president of the board of directors

09.28.90 to 04.14.99 - Chief executive officer

From 09.28.90 - Presidente do Conselho de Administração

Bradespar S.A.

From 03.30.2000 – President of the board of directors

(SEE ITEM 12.12-2)

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Luiz Carlos Trabuco Cappi - 250.319.028-68

Item 12.8 of the Reference Form

*2011 Election for the role of Member of the board of directors and Chief executive officer of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.

Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company`s other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.i: principal professional experience in the last 5 years:

Banco Bradesco S.A.

Position and duties: Member of the board of directors and Chief executive officer, whose attributions are those set forth in the company's bylaws

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

Position and duties: Member of the board of directors, whose attributions are those set forth in the company's bylaws.

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Bradesco Seguros S.A.

Position and duties: Chief Executive Officer, from 03.28.2003 to 03.26.2009, whose attributions are those set forth in law and in the company's bylaws.

Company’s principal activity: Insurance business for all personal and casualty lines pursuant to current legislation.

Controlling group: Banco Bradesco S.A. e Bradseg Participações Ltda.

Banco Espírito Santo, S.A.

Position and duties: Non-executive member of the board of directors from 7.16.2009 to 3.31.2010, whose attributions are those set forth in the company's bylaws.

Company’s principal activity: Conducting banking business.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Controlling group: Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

Others (over 5%): Banco Bradesco S.A.

(SEE ITEM 12.12-1)

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.30.84 to 03.12.92 - Departmental director

03.10.98 - Executive managing director

03.10.99 - Vice-President / Executive Director

From 03.10.2009 - Member of the board of directors and Chief executive officer

Bradesco Leasing S.A. - Arrendamento Mercantil

04.14.99 - Director

From 04.30.2009 - Member of the board of directors and Chief executive officer

Bradespar S.A.

From 04.29.2009 - Member of the board of directors

(SEE ITEM 12.12-2)

b.	description of any of the following events occurring during the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Domingos Aparecido Maia - 714.810.018-68

Item 12.8 of the Reference Form

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Full member of the supervisory council, acting as its coordinator with the attributions set forth in Article 163 of Law No. 6,404/76.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

From 03.10.2005 – Full member of the supervisory council

Banco Baneb S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

09.01.99 to 03.31.2001 - Director (CVM registration canceled 12.01.2000)

CPM Braxis S.A.

1995 a 1996 - Vice-President / Director

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

João Batistela Biazon - 003.505.919-20

Item 12.8 of the Reference Form

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A. position and duties: Full member of the supervisory council, with the attributions set forth in Article 163 of Law No. 6,404/76.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.01.1989 - Regional director

08.27.2001 - Departmental director

From 03.12.2007 – Alternate member of the supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Jorge Tadeu Pinto de Figueiredo - 399.738.328-68

Item 12.8 of the Reference Form

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Full member of the supervisory council, with the attributions set forth in Article 163 of Law No. 6,404/76.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

03.10.1998 to 03.10.2000 - Departmental director

03.14.2002 to 03.12.2007 – Alternate member of the supervisory council

03.10.2009 – Alternate member of the supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Nelson Lopes de Oliveira - 036.974.608-20

Item 12.8 of the Reference Form

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Full member of the supervisory council, acting as its coordinator with the attributions set forth in Article 163 of Law No. 6,404/76.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

09.01.1989 - Regional director 03.10.1998 - Departmental director

03.14.2002 – Alternate member of the supervisory council

From 09.03.2008 – Full member of the supervisory council

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Renaud Roberto Teixeira - 057.180.078-53

Item 12.8 of the Reference Form

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Full member of the supervisory council, acting as its coordinator with the attributions set forth in Article 163 of Law No. 6,404/76.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

a.ii. list all management positions the person holds or held in publicly-held companies

Banco Bradesco S.A.

01.02.1995 to 03.10.2004 - Regional director

From 03.10.2005 – Alternate member supervisory council

b.	description of any of the following events occurring during the last 5 years:

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Ricardo Abecassis Espírito Santo Silva - 692.405.237-15

Item 12.8 of the Reference Form:

a.i. principal professional experience in the last 5 years:

Banco Bradesco S.A.

position and duties: Full member of the supervisory council, acting as its coordinator with the attributions set forth in Article 163 of Law No. 6,404/76.

Company’s principal activity: Banking transactions in general, including forex.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A. Others (over 5%): Grupo Espírito Santo de Portugal

Bradespar S.A.

position and duties: Member of the board of directors, whose attributions are those set forth in law and in the company's bylaws.

Company’s principal activity: Holding interests as partner or shareholder in other companies.

Controlling group: Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A., Nova Cidade de Deus Participações S.A.

Others (over 5%): Grupo Espírito Santo de Portugal

Banco Espírito Santo, S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council position and duties: Member of the board of directors

From 2002, whose attributions are those set forth in the company's bylaws.

Company’s principal activity: Conducting banking business.

Controlling group: Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

Others (over 5%): Banco Bradesco S.A.

Banco Espírito Santo de Investimento, S.A.

position and duties: Vice-President of the board of directors from 16.03.2009, being a Member of the board of directors from 07.25.2003 to 03.15.2009; whose attributions are those set forth in the company's bylaws.

Company’s principal activity: The purpose of the company is to conduct banking business in the legally stipulated manner. Companies in the shareholder group: wholly owned subsidiary of Banco Espírito Santo, S.A.

a.ii. list all management positions the person holds or held in publicly-held companies:

Banco Bradesco S.A.

From 03.14.2002 – Full member of the supervisory council

BES Investimento do Brasil S.A. - Banco de Investimento

From 03.01.2000 - Member of the board of directors (CVM registration canceled 06.20.2000)

Bradespar S.A.

From 03.14.2001 - Member of the board of directors

BHG S.A. - Brazil Hospitality Group

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.6 / 8 – Composition and professional experience of management and supervisory council

Member of the board of directors

Monteiro Aranha S.A.

Member of the board of directors

b.	description of any of the following events occurring during the last 5 years:
i.	any criminal conviction: no criminal conviction.
ii.	any conviction in CVM administrative proceedings and penalties applied: no conviction in CVM administrative proceedings
iii.	any final and unappealable conviction: no final and unappealable conviction

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Name	Type of committee	Position held	Profession	Date of election Date took office	Mandate

Taxpayer No. (CPF)	Description other committees	Description other positions held	Age
Other positions and duties with issuer

Carlos Alberto Rodrigues Guilherme	Audit committee	Chair of committee	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

021.698.868-34			67	03/11/2011
Member of the board of directors
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

José Lucas Ferreira de Melo	Audit committee	Committee member (full)	Accountant	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

117.307.901-78			54	03/11/2011

Does not hold other positions/ have other duties with issuer.
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Osvaldo Watanabe	Audit committee	Committee member (full)	Economist and accountant	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

668.886.338-04			57	03/11/2011
Does not hold other positions/ have other duties with issuer.
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Romulo Nagib Lasmar	Audit committee	Committee member (full)	Attorney	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

010.923.241-00			65	03/11/2011
Does not hold other positions/ have other duties with issuer.
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Antônio Bornia	Compensation Committee	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

003.052.609-44			75	03/11/2011
Vice-president of the board of directors
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Carlos Alberto Rodrigues Guilherme	Compensation Committee	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

021.698.868-34			67	03/11/2011
Member of the board of directors
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Lázaro de Mello Brandão	Compensation Committee	Chair of committee	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

004.637.528-72			84	03/11/2011
President of the board of directors
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Luiz Carlos Trabuco Cappi	Compensation Committee	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

250.319.028-68			59	03/11/2011
CEO
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Mário da Silveira Teixeira Júnior	Compensation Committee	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

113.119.598-15			65	03/11/2011
Member of the board of directors
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Milton Matsumoto	Compensation Committee	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

081.225.550-04			65	03/11/2011
Member of the board of directors
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Alexandre da Silva Glüher	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

282.548.640-04	Internal Controls and Compliance Committee		50	03/11/2011

Adjunct Executive Director
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Alexandre da Silva Glüher	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

282.548.640-04	Ethical Conduct Committee		50	03/11/2011
Adjunct Executive Director
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Alexandre da Silva Glüher	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

282.548.640-04	Integrated Risk Management and Capital Allocation Committee		50	03/11/2011
Adjunct Executive Director
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

André Rodrigues Cano	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

005.908.058-27	Ethical Conduct Committee		52	03/11/2011
Adjunct Executive Director
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Carlos Alberto Rodrigues Guilherme	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

021.698.868-34	Internal Controls and Compliance Committee		67	03/11/2011

Member of the board of directors
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Carlos Alberto Rodrigues Guilherme	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

021.698.868-34	Ethical Conduct Committee		67	03/11/2011
Member of the board of directors
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Clayton Camacho	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

049.313.418-29	Internal Controls and Compliance Committee		49	03/11/2011

Departmental director
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Clayton Camacho	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

049.313.418-29	Ethical Conduct Committee		49	03/11/2011
Departmental director
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Domingos Figueiredo de Abreu	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

942.909.898-53	Integrated Risk Management and Capital Allocation Committee		52	03/11/2011
Executive vice-president
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Domingos Figueiredo de Abreu	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

942.909.898-53	Internal Controls and Compliance Committee		52	03/11/2011

Executive vice-president
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Domingos Figueiredo de Abreu	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

942.909.898-53	Ethical Conduct Committee		52	03/11/2011
Executive vice-president
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Frederico William Wolf	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

882.992.108-44	Internal Controls and Compliance Committee		53	03/11/2011

Executive superintendent
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Frederico William Wolf	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

882.992.108-44	Ethical Conduct Committee		53	03/11/2011
Executive superintendent
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Glaucimar Peticov	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

059.348.278-63	Ethical Conduct Committee		48	03/11/2011
Executive superintendent
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

José Luiz Rodrigues Bueno	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

586.673.188-68	Ethical Conduct Committee		57	03/11/2011
Departmental director
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Josué Augusto Pancini	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

966.136.968-20	Ethical Conduct Committee		50	03/11/2011
Adjunct Executive Director
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Júlio Alves Marques	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

618.635.808-91	Ethical Conduct Committee		58	03/11/2011
Departmental director and ombudsman
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Julio de Siqueira Carvalho de Araujo	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

425.327.017-49	Integrated Risk Management and Capital Allocation Committee		56	03/11/2011
Executive vice-president

*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Julio de Siqueira Carvalho de Araujo	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

425.327.017-49	Ethical Conduct Committee		56	03/11/2011
Executive vice-president

*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Laércio Albino Cezar	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

064.172.724-00	Integrated Risk Management and Capital Allocation Committee		64	03/11/2011
Executive vice-president

*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Luiz Carlos Trabuco Cappi	Other committees	Chair of committee	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

250.319.028-68	Integrated Risk Management and Capital Allocation Committee	Member of the board of directors and CEO	59	03/11/2011
CEO

*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Marco Antonio Rossi	Other committees	Committee member (full)	Insurance	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

015.309.538-55	Integrated Risk Management and Capital Allocation Committee		50	03/11/2011

Does not hold other positions/ have other duties with issuer, other than membership of other committees, as shown in item 12.7 of this reference form.
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Marco Antonio Rossi	Other committees	Committee member (full)	Insurance	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

015.309.538-55	Internal Controls and Compliance Committee		50	03/11/2011

Does not hold other positions/ have other duties with issuer, other than membership of other committees, as shown in item 12.7 of this reference form. *2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Marco Antonio Rossi	Other committees	Committee member (full)	Insurance	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

015.309.538-55	Ethical Conduct Committee		50	03/11/2011

Does not hold other positions/ have other duties with issuer, other than membership of other committees, as shown in item 12.7 of this reference form. *2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Mário da Silveira Teixeira Júnior	Other committees	Chair of committee	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

113.119.598-15	Internal Controls and Compliance Committee		65	03/11/2011

Member of the board of directors
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Milton Matsumoto	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

081.225.550-04	Internal Controls and Compliance Committee		65	03/11/2011

Member of the board of directors
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Milton Matsumoto	Other committees	Chair of committee	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

081.225.550-04	Ethical Conduct Committee		65	03/11/2011
Member of the board of directors

*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Moacir Nachbar Junior	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.
062.947.708-66	Internal Controls and Compliance Committee		45	03/11/2011

Departmental Director
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Moacir Nachbar Junior	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

062.947.708-66	Ethical Conduct Committee		45	03/11/2011
Departmental Director

*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.7 – Membership of statutory committees and audit, financial and compensation committees

Norberto Pinto Barbedo	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

509.392.708-20	Integrated Risk Management and Capital Allocation Committee		59	03/11/2011
Executive vice-president

*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Roberto Sobral Hollander	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

301.257.408-59	Integrated Risk Management and Capital Allocation Committee		59	03/11/2011
Departmental director

*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Roberto Sobral Hollander	Other committees	Committee member (full)	Banking	03/10/2011	Until the first meeting of the board of directors held after the 2012 OGM.

301.257.408-59	Internal Controls and Compliance Committee		59	03/11/2011

Departmental director
*2011 Election for the role of Member of the Audit committee of Banco Bradesco S.A. pending ratification by the Brazilian Central Bank.
Since the manager has not yet taken office, we are filling out the fictitious date of March 11, 2011 because the Empresas.net system will not accept a blank space here. As soon as he has taken office, we will file this form again. We are adopting the same procedure for all the company's other officers and senior managers.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.9 – Existence of marital or stable relationships, or kinship to the second degree between managements of the issuer, subsidiaries and controlling shareholders

Name	Taxpayer No. (CPF)	Business name of issuer, controlled or controlling company	Corporate Tax No. (CNPJ)	Type of relationship with member of issuer's management or controlled company
Position
Member of issuer's management or controlled company
Denise Aguiar Alvarez	032.376.698-65	Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32	Parent (first degree kin)
Member of the board of directors
Related person
Lina Maria Aguiar	017.080.078-49	Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note
Member of issuer's management or controlled company
João Aguiar Alvarez	029.533.938-11	Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32	Parent (first degree kin)
Member of the board of directors
Related person
Lina Maria Aguiar	017.080.078-49	Cidade de Deus – Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.9 – Existence of marital or stable relationships, or kinship to the second degree between managements of the issuer, subsidiaries and controlling shareholders

Member of issuer's management or controlled company
Denise Aguiar Alvarez	032.376.698-65	Banco Bradesco S.A.	60.746.948/0001-12	Sibling (first degree kin)
Member of the board of directors
Related person
João Aguiar Alvarez	029.533.938-11	Banco Bradesco S.A.	60.746.948/0001-12
Member of the board of directors
Note
Member of issuer's management or controlled company
João Aguiar Alvarez	029.533.938-11	Banco Bradesco S.A.	60.746.948/0001-12	Sibling (first degree kin)
Member of the board of directors
Related person
Denise Aguiar Alvarez	032.376.698-65	Banco Bradesco S.A.	60.746.948/0001-12
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF/CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position/duties

Fiscal year 12/31/2010

Member of issuer's management
Adineu Santesso	401.747.518-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Alexandre da Silva Glüher	282.548.640-04	Control	Direct Controlling
Adjunct Executive Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Alfredo Antônio Lima de Menezes	037.958.008-03	Control	Direct Controlling
Adjunct Executive Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF/CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position/duties

Member of issuer's management
Altair Antônio de Souza	244.092.606-00	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Amilton Nieto	011.136.138-90	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
André Bernardino da Cruz Filho	192.221.224-53	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
André Marcelo da Silva Prado	797.052.867-87	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Identification	Taxpayer No. (CPF/CNPJ)	Relationship between member of issuer's management and related person	Type of related person
Position/duties

Member of issuer's management
Antonio de Jesus Mendes	531.807.478-20	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Antonio José da Barbara	083.858.728-33	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Arnaldo Nissental	425.048.807-15	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Cassiano Ricardo Scarpelli	082.633.238-27	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
André Rodrigues Cano	005.908.058-27	Control	Indirect Controlling
Adjunct Executive Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Clayton Camacho	049.313.418-29	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Denise Pauli Pavarina	076.818.858-03	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Douglas Tevis Francisco	040.066.838-63	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Fernando Roncolato Pinho	562.941.588-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Jair Delgado Scalco	221.863.878-91	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Jean Philippe Leroy	703.149.427-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Marcos Bader	030.763.738-70	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marcos Daré	874.059.628-15	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Mario Helio de Souza Ramos	771.420.048-00	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and adjunct director
Note

Member of issuer's management
Marlene Morán Millan	076.656.518-10	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Moacir Nachbar Junior	062.947.708-66	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Nilton Pelegrino Nogueira	680.389.338-34	Control	Direct Controlling
Adjunct Executive Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Octavio Manoel Rodrigues de Barros	817.568.878-53	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
João Albino Winkelmann	394.235.810-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
José Luiz Rodrigues Bueno	586.673.188-68	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
José Maria Soares Nunes	001.666.878-20	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Josué Augusto Pancini	966.136.968-20	Control	Direct Controlling
Adjunct Executive Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Júlio Alves Marques	618.635.808-91	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Laércio Carlos de Araújo Filho	567.041.788-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Luiz Alves dos Santos	387.923.898-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Luiz Carlos Angelotti	058.042.738-25	Control	Direct Controlling
Adjunct Executive Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Luiz Carlos Brandão Cavalcanti Junior	226.347.385-87	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Luiz Fernando Peres	411.482.078-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Direct Controlling
Adjunct Executive Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Directly Controlled Company
Executive Managing Director
Related person
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22
Managing director
Note
Mandate Ended April

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Indirectly Controlled Company
Executive Managing Director
Related person
Bradesco Seguros S.A.	33.055.146/0001-93
Managing director
Note

Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Paulo Aparecido dos Santos	072.150.698-42	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Roberto Sobral Hollander	301.257.408-59	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Walkiria Schirrmeister Marquetti	048.844.738-09	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Candido Leonelli	375.739.268-04	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
José Alcides Munhoz	064.350.330-72	Control	Directly Controlled Company
Executive Managing Director
Related person
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50
Managing director
Note
Mandate ended April
Member of issuer's management
José Alcides Munhoz	064.350.330-72	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Milton Matsumoto	081.225.550-04	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Sérgio Alexandre Figueiredo Clemente	373.766.326-20	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Domingos Figueiredo de Abreu	942.909.898-53	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Domingos Figueiredo de Abreu	942.909.898-53	Control	Indirect Controlling
Executive vice-president
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
Domingos Figueiredo de Abreu	942.909.898-53	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Member of issuer's management
Domingos Figueiredo de Abreu	942.909.898-53	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Indirect Controlling
Executive vice-president
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Indirect Controlling
Executive vice-president
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors and executive board
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Indirect Controlling
Executive vice-president
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Direct Controlling
Vice-president of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Vice-president of the board of directors and executive vice-president
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Indirect Controlling
Vice-president of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Vice-president of the board of directors and executive vice-president
Note

Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Direct Controlling
Vice-president of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Vice-president of board of governors and executive vice-president
Note

Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Indirect Controlling
Vice-president of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Executive vice-president
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Direct Controlling
Member of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Indirect Controlling
Member of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors and executive board
Note

Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Indirect Controlling
Member of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and adjunct director
Note

Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors and executive board
Note

Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Indirect Controlling
Member of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and adjunct director
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Direct Controlling
President of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
President of the board of directors and CEO
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Direct Controlling
President of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
President of the board of governors and executive board
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Indirect Controlling
President of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
President of the board of directors and CEO
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Indirect Controlling
President of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
CEO
Note

Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors and Director
Note

Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Indirect Controlling
Member of the board of directors and CEO
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Indirect Controlling
Member of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors and Director
Note

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Indirect Controlling
Member of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Member of issuer's management
André Rodrigues Cano	005.908.058-27	Control	Directly Controlled Company
Departamental Director
Related person
Finasa Promotora de Vendas Ltda.	02.038.394/0001-00
General Director
Note

Member of issuer's management
Milton Matsumoto	081.225.550-04	Control	Indirect Controling
Member of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Adjunct Executive Director
Related person
Banco Bankpar S.A.	60.419.645/0001-95
Superintendent Director
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Adjunct Executive Director
Related person
Banco Bradesco Cartões S.A.	59.438.325/0001-01
Superintendent Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Indirectly Controlled Company
Adjunct Executive Director
Related person
Banco Ibi S.A. - Banco Múltiplo	04.184.779/0001-01
Superintendent Director
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Indirectly Controlled Company
Adjunct Executive Director
Related person
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00
Superintendent Director
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Indirectly Controlled Company
Adjunct Executive Director
Related person
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94
Superintendent Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Adjunct Executive Director
Related person
Tempo Serviços Ltda.	58.503.129/0001-00
Superintendent Director
Note

Member of issuer's management
José Alcides Munhoz	064.350.330-72	Control	Indirect Controling
Executive Managing Director
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Indirect Controling
Executive Managing Director
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Candido Leonelli	375.739.268-04	Control	Indirectly Controlled Company
Executive Managing Director
Related person
Scopus Tecnologia Ltda.	47.379.565/0001-95
CEO
Note

Member of issuer's management
Maurício Machado de Minas	044.470.098-62	Control	Indirectly Controlled Company
Executive Managing Director
Related person
CPM Braxis S.A.	65.599.953/0001-63
Alternate member of the board of directors
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Directly Controlled Company
President of the board of directors
Related person
Banco Bradesco Europa S.A.	05.720.915/0001-95
President of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Directly Controlled Company
President of the board of directors
Related person
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82
President of the board of directors
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Directly Controlled Company
President of the board of directors
Related person
Bradport - SGPS Sociedade Unipessoal, Lda.	08.451.147/0001-00
Manager
Note

Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Directly Controlled Company
Member of the board of directors
Related person
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Directly Controlled Company
Member of the board of directors
Related person
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82
Member of the board of directors
Note

Member of issuer's management
Marcos Bader	030.763.738-70	Control	Directly Controlled Company
Departmental director
Related person
Banco Bankpar S.A.	60.419.645/0001-95
General Director
Note

Member of issuer's management
Marcos Bader	030.763.738-70	Control	Directly Controlled Company
Departmental director
Related person
Banco Bradesco Cartões S.A.	59.438.325/0001-01
General Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marcos Bader	030.763.738-70	Control	Indirectly Controlled Company
Departmental director
Related person
Banco Ibi S.A. - Banco Múltiplo	04.184.779/0001-01
General Director
Note

Member of issuer's management
Marcos Bader	030.763.738-70	Control	Indirectly Controlled Company
Departmental director
Related person
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00
General Director
Note

Member of issuer's management
Marcos Bader	030.763.738-70	Control	Indirectly Controlled Company
Departmental director
Related person
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94
General Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marcos Bader	030.763.738-70	Control	Directly Controlled Company
Departmental director
Related person
Tempo Serviços Ltda.	58.503.129/0001-00
General Director
Note

Member of issuer's management
Jean Philippe Leroy	703.149.427-34	Control	Directly Controlled Company
Departmental director
Related person
Banco Bradesco Europa S.A.	05.720.915/0001-95
General Director
Note

Member of issuer's management
Denise Pauli Pavarina	076.818.858-03	Control	Indirectly Controlled Company
Departmental director
Related person
Bram-Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44
Superintendent director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Aurélio Guido Pagani	349.838.999-87	Control	Direct Controling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
José Luis Elias	719.038.288-72	Control	Directly Controlled Company
Director
Related person
Banco Bradesco Cartões S.A.	59.438.325/0001-01
Director
Note

Member of issuer's management
Octávio de Lazari Júnior	044.745.768-37	Control	Direct Controling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Jorge Pohlmann Nasser	399.055.270-87	Control	Indirectly Controlled Company
Departmental director
Related person
Bradesco Seguros S.A.	33.055.146/0001-93
Director
Note

Member of issuer's management
Jorge Pohlmann Nasser	399.055.270-87	Control	Indirectly Controlled Company
Departmental director
Related person
Bradesco Vida e Previdência S.A.	51.990.695/0001-37
Director
Member of issuer's management
Paulo Faustino da Costa	055.681.898-97	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note
Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Directly Controlled Company
Executive Managing Director
Related person
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50
Managing director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Fiscal year 12/31/2009

Member of issuer's management
Adineu Santesso	401.747.518-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
André Rodrigues Cano	005.908.058-27	Control	Directly Controlled Company
Departmental director
Related person
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50
CEO
Note
Mandate ended December.
Member of issuer's management
Cassiano Ricardo Scarpelli	344.405.568-41	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Clayton Camacho	049.313.418-29	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Denise Pauli Pavarina	076.818.858-03	Control	Directly Controlled Company
Departmental director
Related person
Banco Bradesco BBI S.A.	06.271.464/0001-19
Managing director
Note
Mandate ended December.
Member of issuer's management
Douglas Tevis Francisco	040.066.838-63	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marcos Bader	030.763.738-70	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Marcos Daré	874.059.628-15	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of board of governors
Note

Member of issuer's management
Mario Helio de Souza Ramos	771.420.048-00	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marlene Morán Milan	076.656.518-10	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Moacir Nachbar Junior	062.947.708-66	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Nilton Pelegrino Nogueira	680.389.338-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
José Luiz Rodrigues Bueno	586.673.188-68	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
José Maria Soares Nunes	001.666.878-20	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Josué Augusto Pancini	966.136.968-20	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Laércio Carlos de Araújo Filho	567.041.788-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Luiz Alves dos Santos	387.923.898-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Luiz Carlos Angelotti	058.042.738-25	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of he issuer management
Luiz Carlos Brandão Cavalcanti Junior	226.347.385-87	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Luiz Fernando Peres	411.482.078-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Directly Controlled Company
Executive Managing Director
Related person
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22
Managing director
Note

Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Indirectly Controlled Company
Executive Managing Director
Related person
Bradesco Seguros S.A.	33.055.146/0001-93
Managing director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Roberto Sobral Hollander	301.257.408-59	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Walkiria Schirrmeister Marquetti	048.844.738-09	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Candido Leonelli	375.739.268-04	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
José Alcides Munhoz	064.350.330-72	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Milton Matsumoto	081.225.550-04	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Sérgio Alexandre Figueiredo Clemente	373.766.326-20	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Domingos Figueiredo de Abreu	942.909.898-53	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Indirect Controlling
Executive vice-president
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Indirect Controlling
Executive vice-president
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Direct Controlling
Vice-president of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Vice-president of the board of directors and executive vice-president
Note

Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Indirect Controlling
Vice-president of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Vice-president of the board of directors and executive vice-president
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Direct Controlling
Vice-president of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Vice-president of the board of governors and executive vice-president
Note

Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Indirect Controlling
Vice-president of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Executive vice-president
Note

Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and Managing director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors and executive
Note

Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Indirect Controlling
Member of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors and executive
Note

Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Indirect Controlling
Member of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Direct Controlling
President of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
President of the board of directors and CEO
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Direct Controlling
President of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
President of the board of governors and executive board
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Indirect Controlling
President of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
President of the board of directors and CEO
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Indirect Controlling
President of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
CEO
Note

Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Indirect Controlling
Member of the board of directors and CEO
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Indirect Controlling
Member of the board of directors and CEO
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Indirect Controlling
Member of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors and executive
Note

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Indirect Controlling
Member of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Alexandre da Silva Glüher	282.548.640-04	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Alfredo Antônio Lima de Menezes	037.958.008-03	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Indirect Controling
Executive vice-president
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Alexandre da Silva Glüher	282.548.640-04	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Alfredo Antônio Lima de Menezes	037.958.008-03	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Indirect Controling
Executive vice-president
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
André Rodrigues Cano	005.908.058-27	Control	Direct Controling
Adjunct Executive Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Adjunct Executive Director
Related person
Banco Bankpar S.A.	60.419.645/0001-95
General Director
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Adjunct Executive Director
Related person
Banco Bradesco Cartões S.A.	59.438.325/0001-01
General Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Indirectly Controlled Company
Adjunct Executive Director
Related person
Banco Ibi S.A. - Banco Múltiplo	04.184.779/0001-01
General Director
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Indirectly Controlled Company
Adjunct Executive Director
Related person
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00
General Director
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Indirectly Controlled Company
Adjunct Executive Director
Related person
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94
General Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Departamental Director
Related person
Tempo Serviços Ltda.	58.503.129/0001-00
General Director
Note

Member of issuer's management
André Rodrigues Cano	005.908.058-27	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Departamental Director
Related person
Banco Bankpar S.A.	60.419.645/0001-95
General Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Departamental Director
Related person
Banco Bradesco Cartões S.A.	59.438.325/0001-01
General Director
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Indirectly Controlled Company
Departamental Director
Related person
Banco Ibi S.A. - Banco Múltiplo	04.184.779/0001-01
General Director
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Indirectly Controlled Company
Departamental Director
Related person
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00
General Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Indirectly Controlled Company
Departamental Director
Related person
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94
General Director
Note

Member of issuer's management
José Alcides Munhoz	064.350.330-72	Control	Directly Controlled Company
Executive Managing Director
Related person
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50
Managing Director
Note

Member of issuer's management
Candido Leonelli	375.739.268-04	Control	Indirectly Controlled Company
Executive Managing Director
Related person
Scopus Tecnologia Ltda.	47.379.565/0001-95
CEO
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Directly Controlled Company
President of the board of directors
Related person
Banco Bradesco Europa S.A.	05.720.915/0001-95
President of the board of directors
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Directly Controlled Company
President of the board of directors
Related person
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82
President of the board of directors
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Directly Controlled Company
President of the board of directors
Related person
Bradport - SGPS Sociedade Unipessoal, Ltda.	08.451.147/0001-00
Manager
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Directly Controlled Company
Member of the board of directors
Related person
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82
Member of the board of directors
Note

Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Indirect Controling
Member of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Direct Controling
Member of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Indirect Controling
Member of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Directly Controlled Company
Member of the board of directors
Related person
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82
Member of the board of directors
Note

Member of issuer's management
Júlio Alves Marques	618.635.808-91	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
João Albino Winkelmann	394.235.810-72	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Denise Pauli Pavarina	076.818.858-03	Control	Indirectly Controlled Company
Departamental Director
Related person
Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44
Superintendent director
Note

Member of issuer's management
Denise Pauli Pavarina	076.818.858-03	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Arnaldo Nissental	425.048.807-15	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Antonio José da Barbara	083.858.728-33	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Antonio de Jesus Mendes	531.807.478-20	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
André Bernardino da Cruz Filho	192.221.224-53	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Amilton Nieto	011.136.138-90	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Altair Antônio de Souza	244.092.606-00	Control	Direct Controling
Departamental Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Eurico Ramos Fabri	248.468.208-58	Control	Directly Controlled Company
Director
Related person
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50
Director
Note
Mandate Ended December
Member of issuer's management
José Luis Elias	719.038.288-72	Control	Directly Controlled Company
Director
Related person
Banco Bradesco Cartões S.A.	59.438.325/001-01
Director
Note

Member of issuer's management
Paulo Aparecido dos Santos	072.150.698-42	Control	Direct Controling
Departamental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Octavio Manoel Rodrigues de Barros	817.568.878-53	Control	Direct Controling
Departamental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Jorge Pohlmann Nasser	399.055.270-87	Control	Indirectly Controlled Company
Departamental director
Related person
Bradesco Seguros S.A.	33.055.146/0001-93
Director
Note

Member of issuer's management
Jorge Pohlmann Nasser	399.055.270-87	Control	Indirectly Controlled Company
Departamental director
Related person
Bradesco Vida e Previdência S.A.	51.990.695/0001-37
Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
André Marcelo da Silva Prado	797.052.867-87	Control	Direct Controlling
Departamental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Fiscal year 12/31/2008

Member of issuer's management
Adineu Santesso	401.747.518-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Alexandre da Silva Glüher	282.548.640-04	Control	Direct Controling
Departamental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Observação

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Alfredo Antônio Lima de Menezes	037.958.008-03	Control	Indirect Controling
Departmental director
Related person
Banco Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Cassiano Ricardo Scarpelli	082.633.238-27	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Clayton Camacho	049.313.418-29	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Denise Pauli Pavarina	076.818.858-03	Control	Directly Controlled Company
Departmental director
Related person
Banco Bradesco BBI S.A.	06.271.464/0001-19
Managing director
Note

Member of issuer's management
Douglas Tevis Francisco	040.066.838-63	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Jair Delgado Scalco	221.863.878-91	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Jean Philippe Leroy	703.149.427-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Marcos Bader	030.763.738-70	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Mario Helio de Souza Ramos	771.420.048-00	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marlene Morán Milan	076.656.518-10	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Moacir Nachbar Junior	062.947.708-66	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Nilton Pelegrino Nogueira	680.389.338-34	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
José Luiz Rodrigues Bueno	586.673.188-68	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
José Maria Soares Nunes	001.666.878-20	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Josué Augusto Pancini	966.136.968-20	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Laércio Carlos de Araújo Filho	567.041.788-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Luiz Alves dos Santos	387.923.898-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Luiz Carlos Angelotti	058.042.738-25	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of he issuer management
Luiz Carlos Brandão Cavalcanti Junior	226.347.385-87	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Luiz Fernando Peres	411.482.078-72	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Directly Controlled Company
Executive Managing Director
Related person
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22
Managing director
Note

Member of issuer's management
Ademir Cossiello	722.446.408-25	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Indirectly Controlled Company
Executive Managing Director
Related person
Bradesco Seguros S.A.	33.055.146/0001-93
Director General Technology
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Roberto Sobral Hollander	301.257.408-59	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Walkiria Schirrmeister Marquetti	048.844.738-09	Control	Direct Controlling
Departmental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Aurélio Conrado Boni	191.617.008-00	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Candido Leonelli	375.739.268-04	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
José Alcides Munhoz	064.350.330-72	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Milton Matsumoto	081.225.550-04	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Sérgio Alexandre Figueiredo Clemente	373.766.326-20	Control	Direct Controlling
Executive Managing Director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Domingos Figueiredo de Abreu	942.909.898-53	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Indirect Controlling
Executive vice-president
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Julio de Siqueira Carvalho de Araujo	425.327.017-49	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Direct Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Direct Controlling
Executive vice-president
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Indirect Controlling
Executive vice-president
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Direct Controlling
Executive vice-president
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Norberto Pinto Barbedo	509.392.708-20	Control	Indirect Controlling
Executive vice-president
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Direct Controlling
Vice-president of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Vice-president of the board of directors and executive vice-president
Note

Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Indirect Controlling
Vice-president of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Vice-president of the board of directors and executive vice-president
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Direct Controlling
Vice-president of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Vice-president of the board of governors and executive vice-president
Note

Member of issuer's management
Antônio Bornia	003.052.609-44	Control	Indirect Controlling
Vice-president of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Executive vice-president
Note

Member of issuer's management
Carlos Alberto Rodrigues Guilherme	021.698.868-34	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and Managing director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors and executive
Note

Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Indirect Controlling
Member of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
Denise Aguiar Alvarez	032.376.698-65	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors and executive
Note

Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Indirect Controlling
Member of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
João Aguiar Alvarez	029.533.938-11	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and assistant director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Direct Controlling
President of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
President of the board of directors and CEO
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Direct Controlling
President of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
President of the board of governors and executive board
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Indirect Controlling
President of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
President of the board of directors and CEO
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Indirect Controlling
President of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
CEO
Note

Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Indirect Controlling
Member of the board of directors and CEO
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Direct Controlling
Member of the board of directors and CEO
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Luiz Carlos Trabuco Cappi	250.319.028-68	Control	Indirect Controlling
Member of the board of directors and CEO
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Direct Controlling
Member of the board of directors
Related person
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32
Member of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Indirect Controlling
Member of the board of directors
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors and executive
Note

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Direct Controlling
Member of the board of directors
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors and managing director
Note

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Indirect Controlling
Member of the board of directors
Related person
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47
Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Laércio Albino Cezar	064.172.724-00	Control	Indirect Controling
Executive vice-president
Related person
BBD Participações S.A.	07.838.611/0001-52
Member of the board of directors
Note

Member of issuer's management
André Rodrigues Cano	005.908.058-27	Control	Directly Controlled Company
Adjunct Executive Director
Related person
Banco Bradesco Financiamentos S.A	07.207.996/0001-50
General Director
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Adjunct Executive Director
Related person
Banco Bankpar S.A.	60.419.645/0001-95
General Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Adjunct Executive Director
Related person
Banco Bradesco Cartões S.A.	59.438.325/0001-01
General Director
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Departamental Director
Related person
Tempo Serviços Ltda.	58.503.129/0001-00
General Director
Note

Member of issuer's management
André Rodrigues Cano	005.908.058-27	Control	Directly Controlled Company
Departamental Director
Related person
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50
General Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Departamental Director
Related person
Banco Bankpar S.A.	60.419.645/0001-95
General Director
Note

Member of issuer's management
Marcelo de Araújo Noronha	360.668.504-15	Control	Directly Controlled Company
Departamental Director
Related person
Banco Bradesco Cartões S.A.	59.438.325/0001-01
General Director
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Directly Controlled Company
President of the board of directors
Related person
Banco Bradesco Europa S.A.	05.720.915/0001-95
President of the board of directors
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Directly Controlled Company
President of the board of directors
Related person
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82
President of the board of directors
Note

Member of issuer's management
Lázaro de Mello Brandão	004.637.528-72	Control	Directly Controlled Company
President of the board of directors
Related person
Bradport - SGPS Sociedade Unipessoal, Ltda.	08.451.147/0001-00
President of the board of directors
Manager
Note

Member of issuer's management
Mário da Silveira Teixeira Júnior	113.119.598-15	Control	Directly Controlled Company
Member of the board of director
Related person
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82

Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Fernando Roncolato Pinho	562.941.588-34	Control	Direct Controling
Departamental director
Related person
Fundação Bradesco	60.701.521/0001-06
Member of the board of governors
Note

Member of issuer's management
Eurico Ramos Fabri	248.468.208-58	Control	Directly Controlled Company
Director
Related person
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50
Director
Note

Member of issuer's management
Jorge Pohlmann Nasser	399.055.270-87	Control	Indirectly Controlled Company
Departamental Director
Related person
Bradesco Seguros S.A.	33.055.146/0001-93
Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.10 Relations of subordination, rendering services or control between management and subsidiaries, controlling shareholders or others

Member of issuer's management
Jorge Pohlmann Nasser	399.055.270-87	Control	Indirectly Controlled Company
Departamental Director
Related person
Bradesco Vida e Previdência S.A.	51.990.695/0001-37
Director
Note

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.11 – Agreements including insurance policies for payment or reimbursement of expenses incurred by directors and officers

Banco Bradesco S.A. annually arranges the Directors and Officers insurance – D&O coverage (Seguro de Responsabilidade Civil Geral de Administradores) for itself and its subsidiaries, for the duration of 12 months, in order to provide worldwide coverage of its directors' or officers' risk of claims for damages and compensation or legal actions made by individuals, corporations or government bodies, or by agencies alleging they have been harmed by acts committed by the insured. Policies cover claims against those insured exclusively for harmful events (culpable, but not intentional actions) committed by the insured.

"Insured" herein means any person who has been, is, or may be, as applicable, a member of the board of directors, executive board, supervisory council or any other statutory body or body created by Bradesco's bylaws or those of its subsidiaries, or any employee who has powers of representation in relation to third parties, or whose job involves representing a fact or right of the Company to third parties.

Coverage is worldwide except for claims for environmental damage in the United States. Coverage arranged for 2011 was US$ 75 million.

Total insurance premiums	US$ 1.6 mn (+ 7% IOF)
Chubb	US$ 560,000 (+ 7% IOF)
Ace	US$ 525,000 (+ 7% IOF)
Chubb	US$ 180,000 (+ 7% IOF)
Zurich	US$ 335,000 (+ 7% IOF)

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

1) The following supplements details provided in items 12.8.a.i in this Reference Form, in relation to the date of taking office (in the issuer), duration of mandate (in the issuer) and the principal items of professional experience during the previous five years for Mr. Luiz Carlos Trabuco Cappi:

Principal professional experience in the last five years:

company: Bradesco Auto / RE Companhia de Seguros
and duties involved: CEO from 03.31.2003 to 03.26.2009. In addition to the normal pursuant legislation and Company bylaws, the chief executive officer also chairs board directs company business and ensures that the board's policy and resolutions are put practice; distributes attributions in the Company's different operational and administrative to other directors; settles issues or disputes arising in the executive management of the activity of the company in which these experiences occurred, highlighting companies organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or holding 5% or more of the issuer's securities of the same class or type.
principal activity: Undertake personal and casualty insurance transactions of all types current legislation.
in the shareholder group directly or indirectly holding 5% or more of the same class type of Bradesco Auto / RE securities:
Controlling group: Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A.,
SegPrev Investimentos Ltda.
company: Bradesco Capitalização S.A.
and duties involved: CEO from 03.28.2003 to 03.26.2009. In addition to the normal pursuant legislation and Company bylaws, the chief executive officer also chairs the meetings, and supervises and coordinates the actions of its members.
activity of the company in which these experiences occurred, highlighting companies organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or holding 5% or more of the issuer's securities the same class or type principal activity: Carry out all transactions allowed for companies dealing in savings plans under current legal provisions and regulations.
that are part of the group of shareholders that directly or indirectly hold 5% or more the same class or type of securities issued by Bradesco Capitalização:
Controlling group: Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A.
company: Bradesco Saúde S.A.
and duties involved: CEO from 03.31.2003 to 03.27.2009. In addition to the normal pursuant legislation and Company bylaws, the chief executive officer also chairs the meetings, and supervises and coordinates the actions of its members.
activity of the company in which these experiences occurred, highlighting companies organizations that are part of (i) the issuer's economic conglomerate, or (ii) those directly or holding 5% or more of the issuer's securities the same class or type

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Company's principal activity: Developing and managing private insurance business exclusively for health care insurance of all types defined in the legislation in force, not being allowed to deal in any other class or type of insurance, but may participate as partner or shareholder other companies.

Companies in the shareholder group directly or indirectly holding 5% or more of the same class or type of Bradesco Saúde securities:

– Controlling group: Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

2) The following information supplements details provided in item 12.8.a.ii of this Reference Form, in relations to positions directors and officers hold or have held in publicly held companies.

Board of directors of Banco Bradesco S.A.

Lázaro de Mello Brandão

Banco Baneb S.A. (dissolution 12.30.2004)
07.01.99 to 04.25.2003 – Chairman of the Board of Directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (dissolution 03.12.2004)
12.15.1997 to 04.07.98 – CEO
12.16.1997 to 06.29.98 – Chairman of the Board of Directors

Banco BEA S.A. (dissolution 04.24.2003)
01.29.2002 to 04.24.2003 – Chairman of the Board of Directors (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)
01.03.2006 to 06.30.2006 – Chairman of the Board of Directors (CVM registration canceled 05.31.2006)

Banco Bradesco BBI S.A.
02.13.2004 to 08.30.2004 – Chairman of the Board of Directors (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (dissolution 11.04.1992)
08.26.64 – Director 02.09.78 – Executive vice-president 04.15.81 – CEO
03.23.82 – CEO and Vice-Chairman of the Board of Directors and Control
03.29.90 to 11.04.92 – CEO and Chairman of the Board of Directors and Control

Bancocidade – Leasing Arrendamento Mercantil S.A. (dissolution 07.30.2004)
06.10.2002 to 04.30.2003 – Chairman of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (dissolution 09.01.2004)
12.26.97 to 04.30.98 – CEO

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

12.29.97 to 04.29.2003 – Chairman of the Board of Directors (CVM registration canceled 06.30.98)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)
04.15.2002 to 03.31.2003 – Chairman of the Board of Directors

Baneb Leasing S.A. – Arrendamento Mercantil (dissolution 07.28.2000)
08.31.99 to 07.28.2000 – Chairman of the Board of Directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)
11.17.2000 to 04.30.2003 – Chairman of the Board of Directors

Bradesplan Participações S.A
03.08.84 to 04.30.99 – CEO
12.28.98 to 04.26.2006 – Chairman of the Board of Directors (CVM registration canceled 02.07.2006)

Everest Leasing S.A Arrendamento Mercantil
(ex-Zogbi Leasing S.A. Arrendamento Mercantil)
02.16.2004 to 07.05.2004 – Chairman of the Board of Directors

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (dissolution 04.30.98)
01.23.98 to 04.30.98 – Chairman of the Board of Directors and CEO

Finasa Leasing Arrendamento Mercantil S.A. (dissolution 04.30.2003)
04.30.2002 to 04.30.2003 – Chairman of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (dissolution 01.30.2003)
04.29.2002 to 01.30.2003 – Chairman of the Board of Directors

Pevê Prédios S.A. (dissolution 01.30.2003)
04.29.2002 to 01.30.2003 – Chairman of the Board of Directors

Scopus Tecnologia S.A.
07.28.89 to 04.28.2004 – Chairman of the Board of Directors (CVM registration canceled 08.12.92)

SID Informática S.A.
12.11.84 to 09.13.85 – Member of the Board of Directors
04.30.87 to 06.26.87 – Member of the Board of Directors

SID – Microeletrônica S.A.
06.27.86 to 06.26.87 - Member of the Board of Directors

Antônio Bornia

Banco Baneb S.A. (dissolution 12.30.2004)
07.01.99 to 04.25.2003 – Vice-chairman of the Board of Directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (dissolution 03.12.2004)
12.16.97 to 06.29.98 – Member of the Board of Directors

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Banco BEA S.A. (dissolution 04.24.2003)
01.29.2002 to 04.24.2003 – Member of the Board of Directors (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)
01.03.2006 to 06.30.2006 – Vice-chairman of the Board of Directors (CVM registration canceled 05.31.2006)

Banco Bradesco BBI S.A.
02.13.2004 – Member of the Board of Directors
07.01.2004 to 08.30.2004 – Vice-chairman of the Board of Directors (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (dissolution 11.04.1992)
11.24.81 to 11.04.92 – Director

Bancocidade – Leasing Arrendamento Mercantil S.A. (dissolution 07.30.2004)
06.10.2002 to 04.30.2003 – Vice-chairman of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (dissolution 09.01.2004)
12.29.97 to 04.28.99 – Member of the Board of Directors (CVM registration canceled 06.30.98)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)
04.15.2002 to 03.31.2003 – Vice-chairman of the Board of Directors

Baneb Leasing S.A. – Arrendamento Mercantil (dissolution 07.28.2000)
08.31.99 to 07.28.2000 – Vice-chairman of the Board of Directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)
11.17.2000 to 04.30.2003 – Vice-chairman of the Board of Directors

Bradesplan Participações S.A.
03.10.82 – Director
04.30.99 to 04.26.2006 – Vice-chairman of the Board of Directors (CVM registration canceled 02.07.2006)

Brasmotor S.A.
04.25.96 to 04.07.98 – Member of the Board of Directors

Everest Leasing S.A Arrendamento Mercantil
(ex-Zogbi Leasing S.A. Arrendamento Mercantil)
02.16.2004 a 07.05.2004 – Vice-chairman of the Board of Directors

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (dissolution 04.30.98)
01.23.98 to 04.30.98 – Member of the Board of Directors

Finasa Leasing Arrendamento Mercantil S.A. (dissolution 04.30.2003)
04.30.2002 to 04.30.2003 – Vice-chairman of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (dissolution 01.30.2003)
04.29.2002 to 01.30.2003 – Vice-chairman of the Board of Directors

Pevê Prédios S.A. (dissolution 01.30.2003)
04.29.2002 to 01.30.2003 – Vice-chairman of the Board of Directors

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Scopus Tecnologia S.A.
07.28.89 to 04.29.99 – Member of the Board of Directors (CVM registration canceled 08.12.92)

Mário da Silveira Teixeira Júnior

Banco Baneb S.A. (dissolution 12.30.2004)
07.01.99 to 07.16.2001 – Member of the Board of Directors (CVM registration canceled 12.01.2000)

Banco BCN S.A. (dissolution 03.12.2004)
04.07.98 to 06.29.98 – Member of the Board of Directors

Banco BEA S.A. (dissolution 04.24.2003)
04.22.2002 to 04.24.2003 – Member of the Board of Directors (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)
01.03.2006 to 06.30.2006 – Member of the Board of Directors (CVM registration canceled 05.31.2006)

Banco Bradesco BBI S.A.
02.13.2004 to 08.30.2004 – Member of the Board of Directors (CVM registration canceled 08.06.2004)

Banco Bradesco de Investimento S.A. (dissolution 11.04.1992)
03.30.92 to 11.04.92 – Director

Bancocidade – Leasing Arrendamento Mercantil S.A. (dissolution 07.30.2004)
06.10.2002 to 04.30.2003 – Member of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (dissolution 09.01.2004)
04.30.98 to 07.16.2001 – Member of the Board of Directors (CVM registration canceled 06.30.98)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)
04.15.2002 to 03.31.2003 – Member of the Board of Directors

Baneb Leasing S.A. – Arrendamento Mercantil (dissolution 07.28.2000)
08.31.99 to 07.28.2000 – Member of the Board of Directors (CVM registration canceled 06.20.2000)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)
11.17.2000 to 07.16.2001 – Member of the Board of Directors
04.17.2002 to 04.30.2003 – Member of the Board of Directors

Bradesplan Participações S.A.
03.20.98 – Director
04.30.99 – Member of the Board of Directors 07.17.2001 to 03.14.2002 – CEO
04.30.2002 to 04.26.2006 – Member of the Board of Directors (CVM registration canceled 02.07.2006)

COFAP – Companhia Fabricadora de Peças
06.24.96 to 10.24.97 – Member of the Board of Directors

Companhia Paulista de Força e Luz (CPFL)

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

11.18.97 to 04.24.2000 – Member of the Board of Directors
08.02.2001 to 04.29.2005 – Full member of the Board of Directors

Companhia Piratininga de Força e Luz
04.30.2003 to 04.29.2005 – Full member of the Board of Directors

Companhia Siderúrgica Nacional – CSN
03.01.96 to 04.25.2000 – Full member of the Board of Directors

CPFL Energia S.A.
08.30.2001 – Member of the board of directors
04.30.2003 to 04.28.2006 – Full member of the Board of Directors

CPFL Geração de Energia S.A.
08.02.2001 – Member of the Board of Directors
04.29.2003 to 04.29.2005 – Full member of the Board of Directors

Everest Leasing S.A Arrendamento Mercantil
(ex-Zogbi Leasing S.A. Arrendamento Mercantil)
02.16.2004 to 07.05.2004 – Member of the Board of Directors

Finasa Leasing Arrendamento Mercantil S.A. (dissolution 04.30.2003)
04.30.2002 to 04.30.2003 – Member of the Board of Directors

Net Serviços de Comunicação S.A.
02.05.98 to 04.25.2000 – Alternate member of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (dissolution 01.30.2003)
04.29.2002 to 01.30.2003 – Member of the Board of Directors
Pevê Prédios S.A. (dissolution 01.30.2003) 04.29.2002 to 01.30.2003 – Member of the Board of Directors

Rio Grande Energia S.A.
12.09.97 to 04.27.2000 – Alternate member of the Board of Directors

São Paulo Alpargatas S.A.
03.29.96 – Member of the Board of Directors
02.03.97 to 04.14.99 – Full member of the Board of Directors

Scopus Tecnologia S.A.
04.30.92 to 02.16.94 – Member of the Board of Directors (CVM registration canceled 08.12.92)

Tigre S.A. Tubos e Conexões
04.14.97 to 04.14.98 – Full member of the Board of Directors

VBC Energia S.A.
(ex- Serra da Mesa Energia S.A.)
03.21.97 to 04.25.2000 – Member of the Board of Directors
11.07.2001 – Chairman of the Board of Directors
11.14.2003 to 04.28.2005 – Member of the Board of Directors

Luiz Carlos Trabuco Cappi

Odontoprev S.A.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

From 12.23.2009 – Chairman of the Board of Directors

Banco Alvorada S.A.
06.09.2003 to 04.11.2004 – Executive vice-president (CVM registration canceled 10.28.2003)

Banco Baneb S.A. (dissolution 12.30.2004)
07.22.99 to 04.25.2002 – Executive vice-president (CVM registration canceled 12.01.2000)

Banco BEA S.A. (dissolution 04.24.2003)
01.29.2002 - Director for Institutional Relations
04.22.2002 to 04.24.2003 – CEO (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)
04.25.2006 to 11.30.2006 – CEO (CVM registration canceled 05.31.2006)

Banco Bradesco BBI S.A.
04.08.2004 to 05.30.2006 – CEO (CVM registration canceled 08.06.2004)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)
01.31.2003 to 03.09.2004 – Executive vice-president (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)
11.17.2000 to 04.30.2003 – Member of the Board of Directors

Bradesplan Participações S.A.
04.30.99 to 04.28.2000 – CEO

Everest Leasing S.A Arrendamento Mercantil
(ex-Zogbi Leasing S.A. Arrendamento Mercantil)
04.30.2004 to 04.24.2006 - Executive vice-president (CVM registration canceled 12.23.2004)

Executive Vice-Presidents

Laércio Albino Cezar

Banco Alvorada S.A.
06.09.2003 to 04.11.2004 – Executive vice-president (CVM registration canceled 10.28.2003)

Banco Bradesco BBI S.A.
02.13.2004 – Administrative and Technology Director
04.08.2004 to 05.30.2006 – CEO (CVM registration canceled 08.06.2004)

Bradesplan Participações S.A.
03.20.98 to 04.28.2000 – Director

Everest Leasing S.A Arrendamento Mercantil
(ex-Zogbi Leasing S.A. Arrendamento Mercantil)
04.30.2004 to 04.24.2006 – Executive vice-president (CVM registration canceled 12.23.2004)

Scopus Tecnologia S.A.
04.30.1992 to 02.16.1994 – Member of the board of directors (CVM registration canceled 08.12.1992)

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Banco Baneb S.A. (dissolution 12.30.2004)
07.22.99 to 04.25.2002 – Executive vice-president (CVM registration canceled 12.01.2000)

Banco BEA S.A. (dissolution 04.25.2003)
01.29.2002 – Fund Management Director
04.22.2002 to 04.25.2003 – Director (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)
01.03.2006 to 04.25.2006 – Member of the Board of Directors
01.03.2006 – Administrative and Technology Director
04.25.2006 to 11.30.2006 – Director (CVM registration canceled 05.31.2006)

Banco Bradesco de Investimento S.A. (dissolution 11.04.1992)
03.30.92 to 11.04.92 – Director

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)
01.31.2003 to 03.09.2004 – Executive vice-president (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)
11.17.2000 to 04.30.2003 – Member of the Board of Directors

Julio de Siqueira Carvalho de Araujo

Banco Alvorada S.A.
06.09.2003 to 04.11.2004 – Executive vice-president (CVM registration canceled 10.28.2003)

Banco Bradesco BBI S.A.
02.13.2004 – Finance and Control Director
04.08.2004 to 05.30.2006 – Director (CVM registration canceled 08.06.2004)

Everest Leasing S.A Arrendamento Mercantil
(ex-Zogbi Leasing S.A. Arrendamento Mercantil)
04.30.2004 to 04.24.2006 – Executive vice-president (CVM registration canceled 12.23.2004)

Banco BCN S.A. (dissolution 03.12.2004)
10.11.89 – Director
05.12.95 to 08.02.2000 – Executive vice-president (CVM registration canceled 07.28.1998)

Banco BEA S.A. (dissolution 04.25.2003)
04.22.2002 to 04.25.2003 – Director (CVM registration canceled 01.30.2003)

Banco BEC S.A. (dissolution 11.30.2006)
01.03.2006 – Director Finance and Control
04.25.2006 to 11.30.2006 – Director (CVM registration canceled 05.31.2006)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)
01.31.2003 to 03.09.2004 – Executive vice-president (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)
11.17.2000 a 04.30.2003 - Member of the Board of Directors

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (dissolution 04.30.98)
01.23.98 to 04.30.98 – Director

Norberto Pinto Barbedo

CIBRASEC – Companhia Brasileira de Securitização
04.19.2007 – Vice-presidentof the Board of Directors
From 10.18.2007 - Chairman of the board of directors

Banco Alvorada S.A.
06.09.2003 to 04.11.2004 - Executive vice-president (CVM registration canceled 10.28.2003)

Banco Bradesco BBI S.A.
04.08.2004 to 05.30.2006 - Director (CVM registration canceled 08.06.2004)

Everest Leasing S.A Arrendamento Mercantil
(ex-Zogbi Leasing S.A. Arrendamento Mercantil)
02.16.2004 – Director
04.30.2004 to 04.24.2006 – Executive vice-president (CVM registration canceled 12.23.2004)

Banco BCN S.A. (dissolution 03.12.2004)
10.01.86 – Adjunt director
10.11.89 – Director
12.15.97 to 03.12.2004 – Executive vice-president (CVM registration canceled 07.28.1998)

Banco BEC S.A. (dissolution 11.30.2006)
04.25.2006 to 11.30.2006 – Director (CVM registration canceled 05.31.2006)

Bancocidade – Leasing Arrendamento Mercantil S.A. (dissolution 07.30.2004)
06.10.2002 to 04.28.2004 – Chief executive officer (CVM registration canceled 11.18.2003)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)
03.31.2003 to 03.09.2004 – Executive vice-president (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)
11.17.2000 to 12.31.2003 – Executive vice-president (CVM registration canceled 11.12.2003)

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (dissolution 04.30.98)
01.23.98 to 04.30.98 – Director

Domingos Figueiredo de Abreu

Banco BCN S.A. (dissolution 03.12.2004)
12.15.97 to 06.29.2001 – Director (CVM registration canceled 07.28.1998)

Banco Mercantil de São Paulo S.A. (dissolution 11.30.2006)
01.31.2003 to 03.10.2004 – Director (CVM registration canceled 09.30.2003)

Boavista S.A. Arrendamento Mercantil (dissolution 12.31.2003)
11.17.2000 to 12.03.2001 – Director

Companhia Paulista de Força e Luz – CPFL

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

12.10.97 to 04.26.2000 – Full member of supervisory council

Companhia Siderúrgica Nacional – CSN
04.29.99 to 04.27.2000 – Full member of supervisory council

CPM Braxis S.A.
06.02.98 to 05.03.99 – Member of the technical board
10.05.2001 to 03.20.2007 – Alternate member of the Board of Directors

Financiadora BCN S.A. – Crédito, Financiamento e Investimentos (dissolution 04.30.1998) 01.23.98 to 04.30.98 – Director

3) Educational level of officers

Board of Directors

Lázaro de Mello Brandão
Mr. de Mello Brandão studied Economics and Business Administration.

Antônio Bornia
Mr. Bornia concluded secondary education.

Mário da Silveira Teixeira Júnior
Mr. da Silveira Teixeira earned degrees in Civil Engineering and Business Administration from Universidade Presbiteriana Mackenzie.

João Aguiar Alvarez
Mr. Aguiar Alvarez earned a degree in Agronomy from Faculdade de Agronomia e Zootecnia Manuel Carlos Gonçalves in Espírito Santo do Pinhal, SP.

Denise Aguiar Alvarez
Ms. Aguiar Alvarez gained a degree in Education at PUC – Pontifícia Universidade Católica de São Paulo, and earned a Masters in Education from New York University- EUA.

Luiz Carlos Trabuco Cappi
Mr. Trabuco Cappi earned a degree from Faculdade de Filosofia, Ciências e Letras de São Paulo, and a postgraduate specialist qualification from the Postgraduate Social Sciences School at Fundação Escola de Sociologia e Política de São Paulo.

Carlos Alberto Rodrigues Guilherme
Mr. Rodrigues Guilherme holds a Law degree from Fundação Pinhalense de Ensino.

Milton Matsumoto
Mr. Matsumoto holds a degree in Business Administration from Centro Universitário FIEO (UNIFIEO), Osasco.

Ricardo Espírito Santo Silva Salgado
Mr. Espírito Santo Silva Salgado holds an Economics degree from the Higher Institute of Economic and Financial Sciences at Universidade Técnica de Lisboa, Portugal.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Executive Vice-Presidents

Laércio Albino Cezar
Mr. Albino Cezar has a specialist qualification in Accounting.

Julio de Siqueira Carvalho de Araujo
Mr. de Siqueira Carvalho de Araujo concluded secondary education.

Norberto Pinto Barbedo
Mr. Pinto Barbedo has a degree in Accounting from Faculdade de Ciências Contábeis Tibiriçá.

Domingos Figueiredo de Abreu
Mr. Figueiredo de Abreu earned degrees in Economics and Accounting from the School of Economics, Universidade de Mogi das Cruzes and from Faculdade de Ciências Econômicas e Administrativas de Osasco – FAC-FITO. He also holds a postgraduate specialist qualification in Financial Administration from Fundação Getúlio Vargas and an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

Executive Managing Directors

José Alcides Munhoz
Mr. Munhoz concluded secondary education.

Aurélio Conrado Boni
Mr. Conrado Boni holds a specialist qualification in Business Administration.

Ademir Cossielo
Mr. Cossiello earned a degree in Economics at Faculdades Padre Anchieta.

Sérgio Alexandre Figueiredo Clemente
Mr. Figueiredo Clemente has a degree in Mechanical Engineering from Pontifícia Universidade Católica de Minas Gerais (PUC), an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC) and a specialization diploma in Finance from the Executive Management Development program run by Sociedade de Desenvolvimento Empresarial. He is currently taking the Advanced Management program at Fundação Dom Cabral and INSEAD.

Candido Leonelli
Mr. Leonelli graduated in Electronic Engineering from Escola de Engenharia Mauá and took postgraduate degrees in Financial Management at FEA/USP, Macro Economics at FGV/SP, and the Advanced Management Program on Harvard Business School's International Senior Management Program.

Maurício Machado de Minas
Mr. Machado de Minas graduated in Electrical Engineering from the Polytechnic School, Universidade de São Paulo (USP).

Adjunct Executive Directors

Alexandre da Silva Glüher

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Mr. da Silva Glüher earned degrees in Accounting from Universidade Federal do Rio Grande do Sul, in Business Administration from Universidade Luterana do Brasil (ULBRA) and Advanced Management Program – University of Pennsylvania – The Wharton School.

Alfredo Antônio Lima de Menezes
Mr. Lima de Menezes has a degree in Business Administration from Faculdades Integradas Tibiriçá (FATI).

André Rodrigues Cano
Mr. Rodrigues Cano has a Business Administration degree from Faculdades Metropolitanas Unidas (FMU), and an MBA-Controller from the Accounting, Finance and Actuarial Research Institute (FIPECAFI) at Universidade de São Paulo (FEA-USP); he also took the Advanced Management Program at Harvard Business School.

Josué Augusto Pancini
Mr. Pancini graduated in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos, and earned a postgraduate degree in Business Economics – Finance from Pontifícia Universidade Católica de Campinas, SP (PUC).

Luiz Carlos Angelotti
Mr. Angelotti holds degrees in Accounting and Actuarial Science from the Economics and Management School at Universidade de São Paulo (FEA USP), and Law from Centro Universitário FIEO de Osasco (UNIFIEO); he also took an MBA in Finance at Instituto Brasileiro de Mercado de Capitais (IBMEC) and the Advanced Management Program at the University of Chicago's Booth School of Business.

Marcelo de Araújo Noronha
Mr. de Araújo Noronha graduated in Business Administration from UFPE – Universidade Federal de Pernambuco, and earned a specialization diploma in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), and took the Advanced Management Program at Instituto de Estudios Empresariales (IESE), Universidad de Navarra, Barcelona.

Nilton Pelegrino Nogueira
Mr. Pelegrino Nogueira earned a degree in Business Administration from Universidade Presbiteriana Mackenzie, SP.

Departamental Directors

Adineu Santesso
Mr. Santesso concluded secondary education.

Altair Antônio de Souza
Mr. de Souza graduated in Law from Universidade Bandeirante de São Paulo (UNIBAN).

Amilton Nieto
Mr. Nieto earned a degree in Electronic Technology from Universidade Presbiteriana Mackenzie, and an MBA – Controller from Universidade de São Paulo.

André Bernardino da Cruz Filho

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Mr. da Cruz Filho holds a degree in Business Administration from Universidade Paulista (UNIP), and a "lato sensu" postgraduate diploma in International Relations from Fundação Armando Álvares Penteado (FAAP).

André Marcelo da Silva Prado
Mr. da Silva Prado has a Production Engineering degree from Universidade Federal do Rio de Janeiro and an MBA in Finance from IBMEC/RJ.

Antonio de Jesus Mendes
Mr. de Jesus Mendes graduated in Accounting and has a Masters in Accounting (Credits) from the School of Economics at FEA/USP, and an MBA in Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), USP.

Antonio José da Barbara
Mr. da Barbara graduated in Business Administration from UNIBERO – Centro Universitário Ibero-Americano, and has a postgraduate degree in Financial Management from Fundação Escola de Comércio Álvares Penteado (FECAP).

Arnaldo Nissental
Mr. Nissental graduated in Civil Engineering from Universidade Gama Filho, and has an Executive MBA from FEA/USP and an MBA in Marketing from Madia Marketing School e Cursos de Extensão realizados na Harvard Business School, Massachusetts Institute of Technology e University of California – Berkeley.

Aurélio Guido Pagani
Mr. Pagani has a degree in Business Administration from Universidade São Francisco, and an MBA in Corporate Financial Management and Strategies from Fundação Getúlio Vargas.

Cassiano Ricardo Scarpelli
Mr. Scarpelli graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco.

Clayton Camacho
Mr. Camacho graduated in Law at Universidade Braz Cubas, earned a Masters in Labor Law, and a specialization diploma in Business Administration from Pontifícia Universidade Católica (PUC/SP), and a postgraduate degree in Corporate Finance from Fundação Getúlio Vargas.

Denise Pauli Pavarina
Ms. Pauli Pavarina graduated in Economics from Faculdade Armando Álvares Penteado (FAAP) and in Law at Universidade Paulista (UNIP). She holds an Executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

Douglas Tevis Francisco
Mr. Tevis Francisco graduated in Technology.

Fernando Roncolato Pinho
Mr. Roncolato Pinho graduated in Business Administration from UNIFIEO – Centro Universitário FIEO, with specialization diplomas in Organization and Methods and Systems Analysis from Fundação Armando Alvares Penteado (FAAP), and an MBA in Financial Management from Fundação Getúlio Vargas (FGV).

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12.12 – Other material information

Jair Delgado Scalco
Mr. Delgado Scalco has degrees in Business Administration from UNIFIEO – Centro Universitário FIEO and in Accounting from Faculdades Reunidas Princesa Isabel.

Jean Philippe Leroy
Mr. Leroy has a degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro.

João Albino Winkelmann
Mr. Winkelmann concluded secondary education.

Jorge Pohlmann Nasser
Mr. Pohlmann Nasser took a degree in Advertising and Marketing at Universidade Paulista (UNIP).

José Luiz Rodrigues Bueno
Mr. Rodrigues Bueno concluded elementary education.

José Maria Soares Nunes
Mr. Soares Nunes has a degree in Accounting from Universidade São Francisco and an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

Júlio Alves Marques
(i) Mr. Alves Marques has a degree in Business Administration from FAAP – Fundação Armando Alvares Penteado, an MBA in Banking Management from the Business Administration School at Fundação Getúlio Vargas (EAESP/FGV).

(ii) Mr. Alves Marques holds the position of ombudsman at Banco Bradesco S.A.

Laércio Carlos de Araújo Filho
Mr. de Araújo Filho holds a degree in Economics from Universidade Santana.

Lúcio Rideki Takahama
Mr. Rideki Takahama graduated in Civil Engineering from Universidade Estadual Paulista (UNESP), and earned a postgraduate degree in Business Administration from Fundação Escola de Comércio Álvares Penteado (FECAP), and an MBA in Finance from IBMEC/SP.

Luiz Alves dos Santos
Mr. Alves dos Santos has a degree in Economics and Accounting from Faculdades Integradas de Marília.

Luiz Carlos Brandão Cavalcanti Júnior
Mr. Brandão Cavalcanti Júnior has a degree in Economics with an extension in Statistics from Faculdade Católica de Ciências Econômicas da Bahia, and an MBA in Advanced Management from Amana Key and FGV.

Luiz Fernando Peres

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12.12 – Other material information

Mr. Peres holds a degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC-FITO).

Marcos Bader
Mr. Bader has a degree in Civil Engineering and doctorate in Production Engineering from the Polytechnic School at Universidade de São Paulo (USP); a degree in Business Administration, Economics, Accounting and Actuarial Sciences from the School of Economics, Management and Accounting – USP; and a Masters in Administration from the School of Economics, Management and Accounting, USP; and a doctorate in Psychology from USP. He is a professor at the School of Economics, Management and Accounting, USP, and guest professor with the MBA program at Fundação Instituto de Administração (FIA) and with the Continuing Education Program (GVpec) at Fundação Getúlio Vargas. Formerly adjunct professor for eight years at Universidade Mackenzie.

Marcos Daré
Mr. Daré graduated in Accounting at Faculdades Associadas Ipiranga (FAI).

Mario Helio de Souza Ramos
Mr. de Souza Ramos studied Law at UNIFIEO – Centro Universitário FIEO and Journalism – Media Studies at Fundação Armando Álvares Penteado (FAAP). He earned a postgraduate degree in Management from Faculdade de Administração IPH.

Marlene Moran Millan
Ms. Moran Millan graduated in Social Sciences from Faculdade de Filosofia Nossa Senhora Medianeira, and earned MBAs in Financial and Marketing Strategies from FIA/USP, and in Finance from IBMEC/SP.

Moacir Nachbar Junior
Mr. Nachbar Junior graduated in Accounting, and earned a postgraduate degree in Financial Management from Faculdade Campos Salles, an MBA – Controller from Universidade de São Paulo.

Nobuo Yamazaki
Mr. Yamazaki graduated in Economics from Waseda University in Tokyo, Japan.

Octávio de Lazari Júnior
Mr. de Lazari Júnior graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco, with specialization in Marketing and Financial Strategies MBA BRADESCO from Fundação Instituto de Administração (FIA -FEA-USP).

Octavio Manoel Rodrigues de Barros
Mr. Rodrigues de Barros has a degree in Economics from Universidade Federal do Rio de Janeiro with Masters and doctorate degrees from other countries.

Paulo Aparecido dos Santos
Mr. dos Santos has a degree in Business Administration from Universidade Anhembi Morumbi, and a postgraduate degree in Materials Management and Services from Universidade São Judas Tadeu, an MBA from the School of Business Administration at Fundação Armando Alvares Penteado (FAAP), and took an international module at the University of New Mexico – USA, and the Advanced Management program at Amana-Key.

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12.12 – Other material information

Paulo Faustino da Costa
Mr. da Costa has degrees in Business Administration from Faculdades Integradas Nove de Julho and in Law from Universidade Bandeirante de São Paulo (UNIBAN).

Roberto Sobral Hollander
Mr. Sobral Hollander holds a degree in Business Administration from Fundação Getúlio Vargas.

Waldemar Ruggiero Júnior
Mr. Ruggiero Jr. graduated in Electrical Engineering and took a postgraduate degree in Integrated Circuit Design at Centro Universitário (FEI), and a masters in Computer Architecture from Universidade de São Paulo (USP).

Walkiria Schirrmeister Marquetti
Ms. Schirrmeister Marquetti graduated in Mathematics from Faculdade de Ciências e Letras Teresa Martin, earned a specialization diploma in Systems Analysis from Instituto Mackenzie, and an MBA in Banking from Fundação Instituto de Administração (FIA).

Directors

Antonio Carlos Melhado
Mr. Melhado holds a degree in Business Administration from Faculdades Metropolitanas Unidas (FMU).

Antonio Chinellato Neto
Mr. Chinellato Neto has a degree in Business Administration from Escola Superior de Administração de Negócios de São Paulo, and an MBA in Foreign Trade and International Operations from the Institute of Economic Research (FIPE) at USP.

Cláudio Borges Cassemiro
Mr. Borges Cassemiro graduated in Law from Centro Universitário das Faculdades Metropolitanas Unidas (FMU), and earned a “lato sensu” MBA in Business Management from the Institute of Administration at USP (FIA – FEA/USP).

Cláudio Fernando Manzato
Mr. Manzato holds an Accounting degree from Faculdades Integradas de Fátima do Sul (FIFASUL).

Edilson Wiggers
Mr. Wiggers concluded secondary education.

Eurico Ramos Fabri
Mr. Ramos Fabri holds a degree in Economics from Universidade Estadual de Campinas (UNICAMP), Executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC) and Executive STC from Fundação Dom Cabral (FDC) - and Kellogg Graduate School of Management.

Guilherme Muller Leal

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12.12 – Other material information

Mr. Leal Muller graduated in Economics from Universidade Santa Ursula (USU), and earned a postgraduate degree in Corporate Finance from Pontifícia Universidade Católica do Rio de Janeiro (PUC/RJ).

José Luis Elias
 Mr. Elias graduated in Law from – Centro Universitário FIEO (UNIFIEO).

José Ramos Rocha Neto
Mr. Rocha Neto holds a degree in Economics from UFPE – Universidade Federal de Pernambuco, a postgraduate diploma "lato sensu" in Business Administration from CEAG – Fundação Getúlio Vargas (FGV – EAESP).

Marcos Aparecido Galende
Mr. Aparecido Galende earned a degree in Economics and Accounting from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC – FITO), an Executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), and an MBA – Controller from the Accounting, Actuarial and Financial Research Institute at USP (FIPECAFI – FEA-USP).

Osmar Roncolato Pinho
Mr. Roncolato Pinho holds a specialist diploma in Accounting. He graduated in Law from UNIFIEO –Centro Universitário FIEO.

Renan Mascarenhas Carmo
Mr. Mascarenhas Carmo graduated in Economics from Faculdade Católica de Ciências Econômicas da Bahia (FACCEBA), and Law from Universidade Católica do Salvador (UCSAL), and has a postgraduate degree in Public Sector Economics from Instituto Nacional de Administración Pública (INAP) in Madrid, and a Masters in Management, Marketing and International Trade from Universidad de Extremadura, in Spain.

Regional Directors

Alex Silva Braga
Mr. Silva Braga holds a degree in Marketing from Universidade UNINTER.

Almir Rocha
Mr. Rocha graduated in Economics from Centro Universitário das Faculdades Metropolitanas Unidas, and earned an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP)

Antonio Gualberto Diniz
Mr. Diniz holds a degree in Business Administration from Faculdades Integradas “Senador Fláquer”, and earned a specialization diploma in Financial and Marketing Strategies MBA-BRADESCO from Fundação Instituto de Administração FIA (FEA/USP).

Antonio Piovesan
Mr. Piovesan completed secundary education.

Delvair Fidencio de Lima

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12.12 – Other material information

Mr. de Lima holds an Accounting degree from Faculdade de Administração e Ciências Contábeis Luzwell, and an MBA in Banking Business at Fundação Getúlio Vargas (FGV – EAESP).

Diaulas Morize Vieira Marcondes Junior
Mr. Morize Vieira Marcondes Junior graduated in Mechanical Engineering from Instituto Mauá de Tecnologia – Escola de Engenharia Mauá, and holds an Executive MBA in Finance – major in Finance from IBMEC São Paulo, and an MBA in Banking Business from Fundação Getúlio Vargas (EAESP – FGV).

Francisco Aquilino Pontes Gadelha
Mr. Pontes Gadelha graduated in Business Administration from UNICE – Higher Education.

Francisco Assis da Silveira Junior
Mr. da Silveira Junior has a degree in Business Administration from Faculdade AIEC – Associação Internacional de Educação Continuada.

Geraldo Dias Pachecho
Mr. Dias Pacheco holds a degree in Business Administration from Centro Universitário do Maranhão (UNICEUMA), and an Executive MBA in Business Administration, concentration Banking, from Fundação Getúlio Vargas.

João Alexandre Silva
Mr. Silva has a degree in Technology in Financial Management from FATEC Internacional – Faculdade de Tecnologia Internacional.

João Carlos Gomes da Silva
Mr. Gomes da Silva has a degree in Accounting from Faculdade de Administração e Economia (FAE), and an MBA in Business Management and an Executive MBA in Business Administration – concentration Banking, from Fundação Getúlio Vargas.

José Sergio Bordin
Mr. Bordin holds a degree in Accounting from Faculdade de Ciências Contábeis e Atuariais da Alta Noroeste, and an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

Mauricio Gomes Maciel
Mr. Gomes Maciel holds a degree in Economics from Universidade Municipal de São Caetano do Sul, and a postgraduate diploma "lato sensu" in Business Administration, concentration Finance, from Fundação Escola de Comércio Álvares Penteado, and an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

Volnei Wulff
Mr. Wulff holds a degree in Technology in Management Processes from FATEC Internacional –Faculdade de Tecnologia Internacional, and an Executive MBA in Business Administration, concentration Banking, from Fundação Getúlio Vargas.

Wilson Reginaldo Martins
Mr. Martins holds a degree in Business Administration from Centro Universitário de Santo André, and has an MBA in Banking Business from Fundação Getúlio Vargas (FGV – EAESP).

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12.12 – Other material information

Supervisory Council

Ricardo Abecassis Espírito Santo Silva (full member)
Mr. Espírito Santo Silva graduated in Economics from City University in London, UK.

Domingos Aparecido Maia (full member)
Mr. Maia graduated in Accounting from Faculdades Integradas Campos Salles, and holds an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC).

Nelson Lopes de Oliveira (full member)
Mr. Lopes de Oliveira concluded secondary education.

Renaud Roberto Teixeira (Membro Suplente)
Mr. Teixeira concluded secondary education.

João Batistela Biazon (alternate member)
Mr. Batistela Biazon concluded secondary education.

Jorge Tadeu Pinto de Figueiredo (alternate member)
Mr. Pinto de Figueiredo graduated in Business Administration and Law from Centro Universitário FIEO –UNIFIEO.

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12.12 – Other material information

4) The following information supplements the information provided in Item 12.7 of this Reference Form in relation to members of Banco Bradesco's non-statutory committees.

Executive Committee – Corporate Governance

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election*	Date took office*	Mandate	Other positions and duties with Bradesco
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Coordinator	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Member	None	None	Indefinite	Adjunct Executive Director
Luis Carlos Angelotti	46	Banking	058.042.738/25	Member	None	None	Indefinite	Adjunct Executive Director
Antonio José da Barbara	42	Banking	083.858.728/33	Member	None	None	Indefinite	Departmental Director
José Maria Soares Nunes	52	Banking	001.666.878/20	Member	None	None	Indefinite	Departmental Director
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Paulo Faustino da Costa	46	Banking	055.681.898/97	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Frederico William Wolf	53	Banking	882.992.108/44	Member	None	None	Indefinite	Banking

Executive Committee – Market and Liquidity Risk Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Coordinator	None	None	Indefinite	Adjunct Executive Director
Alfredo Antônio Lima de Menezes	48	Banking	037.958.008/03	Member	None	None	Indefinite	Adjunct Executive Director
Luis Carlos Angelotti	46	Banking	058.042.738/25	Member	None	None	Indefinite	Adjunct Executive Director
André Bernardino da Cruz Filho	51	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director
Cassiano Ricardo Scarpelli	42	Banking	082.633.238/27	Member	None	None	Indefinite	Departmental Director
José Luis Elias	55	Banking	719.038.288/72	Member	None	None	Indefinite	Director
Marlene Moran Millan	47	Banking	076.656.518/10	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director

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12.12 – Other material information

Executive Committee – Credit Risk Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	62	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Managing director
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Coordinator	None	None	Indefinite	Adjunct Executive director
Luiz Carlos Angelotti	46	Banking	058.042.738/25	Member	None	None	Indefinite	Adjunct Executive director
Nilton Pelegrino Nogueira	56	Banking	680.389.338/34	Member	None	None	Indefinite	Adjunct Executive director
Adineu Santesso	58	Banking	401.747.518/34	Member	None	None	Indefinite	Departmental Director
Altair Antônio de Souza	49	Banking	244.092.606/00	Member	None	None	Indefinite	Departmental Director
André Marcelo da Silva Prado	49	Banking	797.052.867/87	Member	None	None	Indefinite	Departmental Director
Antônio de Jesus Mendes	58	Banking	531.807.478/20	Member	None	None	Indefinite	Departmental Director
Lúcio Rideki Takahama	47	Banking	052.446.968/74	Member	None	None	Indefinite	Departmental Director
Luiz Fernando Peres	60	Banking	411.482.078/72	Member	None	None	Indefinite	Departmental Director
Marcos Bader	53	Banking	030.763.738/70	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Marcos Suryan Neto	49	Insurance	014.196.728/51	Member	None	None	Indefinite	Insurance
Mauro Roberto Vasconcellos Gouvêa	52	Banking	010.721.218/83	Member	None	None	Indefinite	Banking

Executive Committee – Operational Risk Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Laércio Albino Cezar	64	Banking	064.172.724/00	Member	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	56	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Aurélio Conrado Boni	59	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Managing Director
Ademir Cossiello	55	Banking	722.446.408/25	Member	None	None	Indefinite	Executive Managing Director
Candido Leonelli	63	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	51	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director

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12.12 – Other material information

Alexandre da Silva Glüher	50	Banking	282.548.640/04	Coordinator	None	None	Indefinite	Adjunct Executive Director
André Rodrigues Cano	52	Banking	005.908.058/27	Member	None	None	Indefinite	Adjunct Executive Director
Josué Augusto Pancini	50	Banking	966.136.968/20	Member	None	None	Indefinite	Adjunct Executive Director
Luiz Carlos Angelotti	46	Banking	058.042.738/25	Member	None	None	Indefinite	Adjunct Executive Director
Marcelo de Araújo Noronha	45	Banking	360.668.504/15	Member	None	None	Indefinite	Adjunct Executive Director
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Frederico William Wolf	53	Banking	882.992.108/44	Member	None	None	Indefinite	Banking
Joel Antonio Scalabrini	51	Banking	926.230.698/91	Member	None	None	Indefinite	Banking
Hélio Biagi	49	Banking	032.368.408/46	Member	None	None	Indefinite	Banking
Marcos Suryan Neto	49	Insurance	014.196.728/51	Member	None	None	Indefinite	Insurance

Executive Committee – Prevention and Combat of Money Laundering and Financing for Terrorism

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Coordinator	None	None	Indefinite	Adjunct Executive Director
Marlene Moran Millan	47	Banking	076.656.518/10	Member	None	None	Indefinite	Departmental Director
José Luis Elias	55	Banking	719.038.288/72	Member	None	None	Indefinite	Director
Frederico Willian Wolf	53	Banking	882.992.108/44	Member	None	None	Indefinite	Banking
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Marcos Daré	53	Banking	874.059.628/15	Member	None	None	Indefinite	Departmental Director
Clayton Camacho	49	Banking	049.313.418-29	Member	None	None	Indefinite	Departmental Director

Executive Committee – Brazilian Payments System (SPB)

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Aurélio Conrado Boni	59	Banking	191.617.008/00	Coordinator	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	51	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Member	None	None	Indefinite	Adjunct Executive Director
André Rodrigues Cano	52	Banking	005.908.058/27	Member	None	None	Indefinite	Adjunct Executive Director
André Bernardino da Cruz Filho	51	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director

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12.12 – Other material information

Fernando Roncolato Pinho	56	Banking	562.941.588/34	Member	None	None	Indefinite	Departmental Director
Luiz Alves dos Santos	59	Banking	387.923.898/72	Member	None	None	Indefinite	Departmental Director
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Waldemar Ruggiero Júnior	52	Banking	047.681.808/76	Member	None	None	Indefinite	Departmental Director
Edilson Wiggers	42	Banking	641.036.099/15	Member	None	None	Indefinite	Director
Antonio Carlos Melhado	51	Banking	851.955.538/15	Member	None	None	Indefinite	Director
José Luis Elias	55	Banking	719.038.288/72	Member	None	None	Indefinite	Director
Frederico Willian Wolf	53	Banking	882.992.108/44	Member	None	None	Indefinite	Banking
Iezio Ribeiro Sousa	60	Banking	584.287.558/68	Member	None	None	Indefinite	Banking

Executive Committee – Basel II Application

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Luiz Carlos Trabuco Cappi	59	Banking	250.319.028/68	Coordinator	None	None	Indefinite	CEO
Laércio Albino Cezar	64	Banking	064.172.724/00	Member	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	56	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	62	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Managing Director
Aurélio Conrado Boni	59	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	51	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director

Executive Committee – Corporate Security

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Aurélio Conrado Boni	59	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Managing Director
Candido Leonelli	63	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	51	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Coordinator	None	None	Indefinite	Adjunct Executive Director
André Rodrigues Cano	52	Banking	005.908.058/27	Member	None	None	Indefinite	Adjunct Executive Director
NIlton Pelegrino Nogueira	56	Banking	680.389.338/34	Member	None	None	Indefinite	Adjunct Executive Director

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12.12 – Other material information

Arnaldo Nissental	54	Banking	425.048.807/15	Member	None	None	Indefinite	Departmental Director
Clayton Camacho	49	Banking	049.313.418-29	Member	None	None	Indefinite	Departmental Director
Douglas Tevis Francisco	48	Banking	040.066.838/63	Member	None	None	Indefinite	Departmental Director
Fernando Roncolato Pinho	56	Banking	562.941.588/34	Member	None	None	Indefinite	Departmental Director
José Luiz Rodrigues Bueno	57	Banking	586.673.188/68	Member	None	None	Indefinite	Departmental Director
Laércio Carlos de Araújo Filho	55	Banking	567.041.788/72	Member	None	None	Indefinite	Departmental Director
Luiz Alves dos Santos	59	Banking	387.923.898/72	Member	None	None	Indefinite	Departmental Director
Luiz Carlos Brandão Cavalcante Junior	49	Banking	226.347.385/87	Member	None	None	Indefinite	Departmental Director
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Waldemar Ruggiero Júnior	52	Banking	047.681.808/76	Member	None	None	Indefinite	Departmental Director
Antonio Carlos Melhado	51	Banking	851.955.538/15	Member	None	None	Indefinite	Director
Edilson Wiggers	42	Banking	641.036.099/15	Member	None	None	Indefinite	Director
Frederico Willian Wolf	53	Banking	882.992.108/44	Member	None	None	Indefinite	Banking
Joel Antonio Scalabrini	51	Banking	926.230.698/91	Member	None	None	Indefinite	Banking
Marcos Suryan Neto	49	Insurance	014.196.728/51	Member	None	None	Indefinite	Insurance
José Afonso Filho	62	Industrialist	393.555.438/91	Member	None	None	Indefinite	Industrialist

Executive Committee – Information Technology

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Laércio Albino Cezar	64	Banking	064.172.724/00	Coordinator	None	None	Indefinite	Executive Vice-president
Aurélio Conrado Boni	59	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	51	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Marco Antonio Rossi	50	Insurance	069.798.638/19	Member	None	None	Indefinite	Insurance
Douglas Tevis Francisco	48	Banking	040.066.838/63	Member	None	None	Indefinite	Departmental Director
Fernando Roncolato Pinho	56	Banking	562.941.588/34	Member	None	None	Indefinite	Departmental Director
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Luiz Alves dos Santos	59	Banking	387.923.898/72	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Waldemar Ruggiero Junior	52	Banking	047.681.808/76	Member	None	None	Indefinite	Departmental Director
Antonio Carlos Melhado	51	Banking	851.955.538/15	Member	None	None	Indefinite	Director
Edilson Wiggers	42	Banking	641.036.099/15	Member	None	None	Indefinite	Director
Rogério Pedro Câmara	47	Banking	063.415.178/90	Member	None	None	Indefinite	Banking
Walkiria Schirrmeister Marquetti	50	Banking	048.844.738/09	Member	None	None	Indefinite	Banking

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Executive Committee – Investments

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	56	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Norberto Pinto Barbedo	59	Banking	509.392.708/20	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Ademir Cossiello	55	Banking	722.446.408/25	Coordinator	None	None	Indefinite	Executive Managing Director
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Managing Director
Alfredo Antônio Lima de Menezes	48	Banking	037.958.008/03	Member	None	None	Indefinite	Adjunct Executive Director
André Rodrigues Cano	52	Banking	005.908.058/27	Member	None	None	Indefinite	Adjunct Executive Director
Josué Augusto Pancini	50	Banking	966.136.968/20	Member	None	None	Indefinite	Adjunct Executive Director
Luiz Carlos Angelotti	46	Banking	058.042.738/25	Member	None	None	Indefinite	Adjunct Executive Director
Altair Antônio de Souza	49	Banking	244.092.606/00	Member	None	None	Indefinite	Departmental Director
André Bernardino da Cruz Filho	51	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director
André Marcelo da Silva Prado	49	Banking	797.052.867/87	Member	None	None	Indefinite	Departmental Director
Antonio de Jesus Mendes	58	Banking	531.807.478/20	Member	None	None	Indefinite	Departmental Director
Aurélio Guido Pagani	51	Banking	349.838.999/87	Member	None	None	Indefinite	Departmental Director
Cassiano Ricardo Scarpelli	42	Banking	082.633.238/27	Member	None	None	Indefinite	Departmental Director
João Albino Winkelmann	47	Banking	394.235.810/72	Member	None	None	Indefinite	Departmental Director
Lúcio Rideki Takahama	47	Banking	052.446.968/74	Member	None	None	Indefinite	Departmental Director
Marcos Daré	53	Banking	874.059.628/15	Member	None	None	Indefinite	Departmental Director
José Luis Elias	55	Banking	719.038.288/72	Member	None	None	Indefinite	Director
Renan Mascarenhas Carmo	50	Banking	179.652.845/53	Member	None	None	Indefinite	Director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Executive Committee – Credit

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Norberto Pinto Barbedo	59	Banking	509.392.708/20	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	62	Banking	064.350.330/72	Coordinator	None	None	Indefinite	Executive Managing Director
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Managing Director
Luiz Fernando Peres	60	Banking	411.482.078/72	Member	None	None	Indefinite	Departmental Director

Executive Committee – Bradesco Corporate Business, Bradesco Empresas (Bradesco Companies), Forex-International Unit, BBI and Corretora (broker/dealer)

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Norberto Pinto Barbedo	59	Banking	509.392.708/20	Coordinator	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Managing Director
Alfredo Antônio de Lima Menezes	48	Banking	037.958.008/03	Member	None	None	Indefinite	Adjunct Executive Director
Mauro Roberto Vasconcellos Gouvêa	52	Banking	010.721.218/83	Member	None	None	Indefinite	Banking
André Marcelo da Silva Prado	49	Banking	797.052.867/87	Member	None	None	Indefinite	Departmental Director
João Albino Winkelmann	47	Banking	394.235.810/72	Member	None	None	Indefinite	Departmental Director
Marlene Moran Millan	47	Banking	076.656.518/10	Member	None	None	Indefinite	Departmental Director
Renato Ejnisman	41	Banking	156.901.608/90	Member	None	None	Indefinite	Banking
Luiz Antonio de Ulhôa Galvão	50	Banking	065.849.808/80	Member	None	None	Indefinite	Banking

Executive Committee – Products and Services

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Laércio Albino Cezar	64	Banking	064.172.724/00	Member	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	56	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Norberto Pinto Barbedo	59	Banking	509.392.708/20	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	62	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Managing Director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Aurélio Conrado Boni	59	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Managing Director
Ademir Cossiello	55	Banking	722.446.408/25	Coordinator	None	None	Indefinite	Executive Managing Director
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Managing Director
Candido Leonelli	63	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	51	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Member	None	None	Indefinite	Adjunct Executive Director
Alfredo Antônio de Lima de Menezes	48	Banking	037.958.008/03	Member	None	None	Indefinite	Adjunct Executive Director
André Rodrigues Cano	52	Banking	005.908.058/27	Member	None	None	Indefinite	Adjunct Executive Director
Josué Augusto Pancini	50	Banking	966.136.968/20	Member	None	None	Indefinite	Adjunct Executive Director
Luiz Carlos Angelotti	46	Banking	058.042.738/25	Member	None	None	Indefinite	Adjunct Executive Director
Marcelo de Araújo Noronha	45	Banking	360.668.504/15	Member	None	None	Indefinite	Adjunct Executive Director
Nilton Pelegrino Nogueira	56	Banking	680.389.338/34	Member	None	None	Indefinite	Adjunct Executive Director
Edilson Wiggers	42	Banking	641.036.099/15	Member	None	None	Indefinite	Director
Moacir Nachbar Junior	45	Banking	062.947.708/66	Member	None	None	Indefinite	Departmental Director
Fernando Roncolato Pinho	56	Banking	562.941.588/34	Member	None	None	Indefinite	Departmental Director

Executive Committee for Tenders and Direct Negotiations with Public and Private Institutions

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Ademir Cossiello	55	Banking	722.446.408/25	Coordinator	None	None	Indefinite	Executive Managing Director
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Managing Director
Josué Augusto Pancini	50	Banking	966.136.968/20	Member	None	None	Indefinite	Adjunct Executive Director
Altair Antônio de Souza	49	Banking	244.092.606/00	Member	None	None	Indefinite	Departmental Director
Antonio de Jesus Mendes	58	Banking	531.807.478/20	Member	None	None	Indefinite	Departmental Director
Renan Mascarenhas Carmo	50	Banking	179.652.845/53	Member	None	None	Indefinite	Director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Executive Committee – Capital Market

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	56	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Norberto Pinto Barbedo	59	Banking	509.392.708/20	Coordinator	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	62	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Managing Director
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Managing Director
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Member	None	None	Indefinite	Adjunct Executive Director
André Bernardino da Cruz Filho	51	Banking	192.221.224/53	Member	None	None	Indefinite	Departmental Director
André Marcelo da Silva Prado	49	Banking	797.052.867/87	Member	None	None	Indefinite	Departmental Director
Luiz Fernando Peres	60	Banking	411.482.078/72	Member	None	None	Indefinite	Departmental Director
Renato Ejnisman	41	Banking	156.901.608/90	Member	None	None	Indefinite	Banking
Luiz Antonio de Ulhôa Galvão	50	Banking	065.849.808/80	Member	None	None	Indefinite	Banking

Executive Committee – Treasury

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Coordinator	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Member	None	None	Indefinite	Adjunct Executive Director
Alfredo Antônio Lima de Menezes	48	Banking	037.958.008/03	Member	None	None	Indefinite	Adjunct Executive Director
André Rodrigues Cano	52	Banking	005.908.058/27	Member	None	None	Indefinite	Adjunct Executive Director
Luiz Carlos Angelotti	46	Banking	058.042.738/25	Member	None	None	Indefinite	Adjunct Executive Director
Antonio de Jesus Mendes	58	Banking	531.807.478/20	Member	None	None	Indefinite	Departmental Director
Cassiano Ricardo Scarpelli	42	Banking	082.633.238/27	Member	None	None	Indefinite	Departmental Director
José Luis Elias	55	Banking	719.038.288/72	Member	None	None	Indefinite	Director
Octavio Manoel Rodrigues de Barros	55	Banking	817.568.878/53	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Executive Committee – Accounting Policies and Practices Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Coordinator	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Member	None	None	Indefinite	Adjunct Executive Director
Luiz Carlos Angelotti	46	Banking	058.042.738/25	Member	None	None	Indefinite	Adjunct Executive Director
Marcos Aparecido Galende	43	Banking	089.419.738/05	Member	None	None	Indefinite	Director
Mauro Roberto Vasconcellos Gouvêa	52	Banking	010.721.218/83	Member	None	None	Indefinite	Banking
Alexandre Rappaport	37	Banking	261.852.188/95	Member	None	None	Indefinite	Banking
Haydewaldo Roberto Chamberlain da Costa	51	Insurance	756.039.427/20	Member	None	None	Indefinite	Insurance

Executive Committee Acquisition and Integration of New Companies to the Bradesco Organization

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Laércio Albino Cezar	64	Banking	064.172.724/00	Member	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	56	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Coordinator	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	62	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Managing Director
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Member	None	None	Indefinite	Adjunct Executive Director
Luiz Carlos Angelotti	46	Banking	058.042.738/25	Member	None	None	Indefinite	Adjunct Executive Director
Marco Antonio Rossi	50	Insurance	069.798.638/19	Member	None	None	Indefinite	Insurance

Executive Committee – Human Resources and Personnel Management

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Luiz Carlos Trabuco Cappi	59	Banking	250.319.028/68	Coordinator	None	None	Indefinite	CEO
Julio de Siqueira Carvalho de Araujo	56	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	62	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Managing Director
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Member	None	None	Indefinite	Adjunct Executive Director
André Rodrigues Cano	52	Banking	005.908.058/27	Member	None	None	Indefinite	Adjunct Executive Director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Executive Committee – Quality

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	56	Banking	425.327.017/49	Coordinator	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Member	None	None	Indefinite	Adjunct Executive Director
André Rodrigues Cano	52	Banking	005.908.058/27	Member	None	None	Indefinite	Adjunct Executive Director
José Luiz Rodrigues Bueno	57	Banking	586.673.188/68	Member	None	None	Indefinite	Departmental Director
Edilson Wiggers	42	Banking	641.036.099/15	Member	None	None	Indefinite	Director
Glaucimar Peticov	48	Banking	059.348.278/63	Member	None	None	Indefinite	Banking

Executive Committee – Disclosure

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	56	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Coordinator	None	None	Indefinite	Executive Vice-president
Luiz Carlos Angelotti	46	Banking	058.042.738/25	Member	None	None	Indefinite	Adjunct Executive Director
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Member	None	None	Indefinite	Adjunct Executive Director
Antonio José da Barbara	42	Banking	083.858.728/33	Member	None	None	Indefinite	Departmental Director
José Maria Soares Nunes	52	Banking	001.666.878/20	Member	None	None	Indefinite	Departmental Director
Marcos Aparecido Galende	43	Banking	089.419.738/05	Member	None	None	Indefinite	Director
Paulo Faustino da Costa	46	Banking	055.681.898/97	Member	None	None	Indefinite	Departmental Director
Marco Antonio Rossi	50	Insurance	069.798.638/19	Member	None	None	Indefinite	Insurance
Haydewaldo Roberto Chamberlain da Costa	51	Insurance	756.039.427/20	Member	None	None	Indefinite	Insurance

Executive Committee – Strategic planning

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Luiz Carlos Trabuco Cappi	59	Banking	250.319.028/68	Coordinator	None	None	Indefinite	CEO
Laércio Albino Cezar	64	Banking	064.172.724/00	Member	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	56	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Norberto Pinto Barbedo	59	Banking	509.392.708/20	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Member	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	62	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Managing Director
Aurélio Conrado Boni	59	Banking	191.617.008/00	Member	None	None	Indefinite	Executive Managing Director
Ademir Cossiello	55	Banking	722.446.408/25	Member	None	None	Indefinite	Executive Managing Director
Sérgio Alexandre Figueiredo Clemente	51	Banking	373.766.326/20	Member	None	None	Indefinite	Executive Managing Director
Candido Leonelli	63	Banking	375.739.268/04	Member	None	None	Indefinite	Executive Managing Director
Maurício Machado de Minas	51	Banking	044.470.098/62	Member	None	None	Indefinite	Executive Managing Director
Alfredo Antônio Lima de Menezes	48	Banking	037.958.008/03	Member	None	None	Indefinite	Adjunct Executive Director
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Member	None	None	Indefinite	Adjunct Executive Director
André Rodrigues Cano	52	Banking	005.908.058/27	Member	None	None	Indefinite	Adjunct Executive Director
Josué Augusto Pancini	50	Banking	966.136.968/20	Member	None	None	Indefinite	Adjunct Executive Director
Luiz Carlos Angelotti	46	Banking	058.042.738/25	Member	None	None	Indefinite	Adjunct Executive Director
Marcelo de Araújo Noronha	45	Banking	360.668.504/15	Member	None	None	Indefinite	Adjunct Executive Director
Nilton Pelegrino Nogueira	56	Banking	680.389.338/34	Member	None	None	Indefinite	Adjunct Executive Director

Executive Committee – Socioenvironmental responsibility

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election	Date took office	Mandate	Other positions and duties with Bradesco
Laércio Albino Cezar	64	Banking	064.172.724/00	Member	None	None	Indefinite	Executive Vice-president
Julio de Siqueira Carvalho de Araujo	56	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Domingos Figueiredo de Abreu	52	Banking	942.909.898/53	Coordinator	None	None	Indefinite	Executive Vice-president
José Alcides Munhoz	62	Banking	064.350.330/72	Member	None	None	Indefinite	Executive Managing Director
Alexandre da Silva Glüher	50	Banking	282.548.640/04	Member	None	None	Indefinite	Adjunct Executive Director
André Rodrigues Cano	52	Banking	005.908.058/27	Member	None	None	Indefinite	Adjunct Executive Director
Josué Augusto Pancini	50	Banking	966.136.968/20	Member	None	None	Indefinite	Adjunct Executive Director
Altair Antônio de Souza	49	Banking	244.092.606/00	Member	None	None	Indefinite	Departmental Director
Amilton Nieto	50	Banking	011.136.138/90	Member	None	None	Indefinite	Departmental Director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Antonio José da Barbara	42	Banking	083.858.728/33	Member	None	None	Indefinite	Departmental director
Edilson Wiggers	42	Banking	641.036.099/15	Member	None	None	Indefinite	Director
José Luiz Rodrigues Bueno	57	Banking	586.673.188/68	Member	None	None	Indefinite	Departmental Director
Jorge Pohlmann Nasser	45	Banking	399.055.270/87	Member	None	None	Indefinite	Departmental Director
Luiz Fernando Peres	60	Banking	411.482.078/72	Member	None	None	Indefinite	Departmental Director
Mario Helio de Souza Ramos	55	Banking	771.420.048/00	Member	None	None	Indefinite	Departmental Director
Paulo Faustino da Costa	46	Banking	055.681.898/97	Member	None	None	Indefinite	Departmental Director
Roberto Sobral Hollander	59	Banking	301.257.408/59	Member	None	None	Indefinite	Departmental Director
Marco Antonio Rossi	50	Insurance	069.798.638/19	Member	None	None	Indefinite	Insurance

Executive Committe – Customer Relationship Management (CRM)

Name	Age	Profession	Taxpayer No. (CPF)	Position	Date of election*	Date took office*	Mandate*	Other positions and duties with Bradesco
Julio de Siqueira Carvalho de Araujo	56	Banking	425.327.017/49	Member	None	None	Indefinite	Executive Vice-president
Ademir Cossiello	55	Banking	722.446.408/25	Member	None	None	Indefinite	Executive Managing Director
Candido Leonelli	63	Banking	375.739.268/04	Coordinator	None	None	Indefinite	Executive Managing Director
André Rodrigues Cano	52	Banking	005.908.058/27	Member	None	None	Indefinite	Adjunct Executive Director
Josué Augusto Pancini	50	Banking	966.136.968/20	Member	None	None	Indefinite	Adjunct Executive Director
Arnaldo Nissental	54	Banking	425.048.807/15	Member	None	None	Indefinite	Departmental Director
Jorge Pohlmann Nasser	45	Banking	399.055.270/87	Member	None	None	Indefinite	Departmental Director

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

5) The following information supplements the information provided in item 12.10, for reporting relationships of subordination within the last three fiscal years, among the officers of the Bank and company controlled, directly or indirectly.

Board of directors

a. name: Antônio Bornia

b. position in Bradesco: Vice-president of the Board of Directors

Company	Corporate Tax No. (CNPJ)	2008		Controlled Company	2009		Controlled Company	2010		Controlled Company
		Position	Note		Position	Note		Position	Note
Banco Bradesco Europa S.A.	05.720.915/0001-95	Vice-president of the Board of Directors	-	Direct	Vice-president of the Board of Directors	-	Direct	Vice-president of the Board of Directors	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Vice-president of the Board of Directors	-	Direct	Vice-president of the Board of directors	-	Direct	Vice-president of the Board of Directors	-	Direct
Bradesco Securities, Inc.	-	President of the Board of Directors	-	Direct	President of the Board of directors	-	Direct	President of the Board of Directors	-	Direct
Banco Securities UK Limited	-	President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct	President of the Board of Directors	-	Direct
Bradport – S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct

a. name: Luiz Carlos Trabuco Cappi

b. position in Bradesco: Member of the Board of Directors and Chief Executive Officer

Company	Corporate Tax No. (CNPJ)	2008		Controlled Company	2009		Controlled Company	2010		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	CEO	-	Direct
Atlântica Capitalização S.A.	01.598.935/0001-84	CEO	-	Indirect	CEO	Mandate ended March	Indirect	-	-	-
Atlântica Companhia de Seguros	33.151.291/0001-78	CEO	-	Indirect	CEO	Mandate ended March	Indirect	-	-	-
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	CEO	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive Vice-president	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive Vice-president	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive Vice-president	-	-	CEO	-	Direct	CEO	-	Direct

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Banco Bradesco Europa S.A.	05.720.915/0001-95	-	-	-	-	-	-	Member of the Board of Directors	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive Vice-president	-	Direct	CEO	-	Direct	CEO	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	Executive Vice-president	Mandate ended April	Direct	-	-	-	-	-	-
Banco Ibi S.A. – Banco Múltiplo	04.184.779/0001-01	-	-	-	CEO	-	Indirect	CEO	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive Vice-president	-	Direct	CEO	-	Direct	CEO	-	Direct
Bradesco Argentina de Seguros S.A.	-	CEO	-	Indirect	CEO	Mandate ended June	Indirect	-	-	-
Bradesco Auto/RE Companhia de Seguros	92.682.038/0001-00	CEO	-	Indirect	CEO	Mandate ended March	Indirect	-	-	-
Bradesco Capitalização S.A.	33.010.851/0001-74	CEO	-	Indirect	CEO	Mandate ended March	Indirect	-	-	-
Bradesco Dental S.A.	09.060.348/0001-49	CEO	-	Indirect	CEO	Mandate ended March	Indirect	-	-	-
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Director	-	Direct	Member of the board of directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct
Bradesco Saúde S.A.	92.693.118/0001-60	CEO	-	Indirect	CEO	Mandate ended March	Indirect	-	-	-
Bradesco SegPrev Investimentos Ltda.	07.394.162/0001-09	CEO	-	Indirect	CEO	Mandate ended March	Indirect	-	-	-
Bradesco Seguros S.A.	33.055.146/0001-93	CEO	-	Indirect	CEO	Mandate ended March	Indirect	-	-	-
Bradesco Services Co., Ltd.	-	-	-	-	CEO	-	Indirect	CEO	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	CEO	-	Indirect	CEO	-	Indirect
Bradseg Participações Ltda.	02.863.655/0001-19	CEO	-	Direct	CEO	Mandate ended April	Direct	-	-	-
Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	-	-	-	CEO	-	Indirect	CEO	-	Indireta
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	-	CEO	-	-	CEO	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	CEO	-	Direct	CEO	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	CEO	-	Indirect	CEO	-	-
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	CEO	-	Indirect	CEO	-	Indirect

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Odontoprev S.A.	58.119.199/0001-51	-	-	-	President of the Board of Directors	-	Indirect	President of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive Vice-president	-	Direct	CEO	-	Direct	CEO	-	Direct
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	CEO	-	Indirect	CEO	-	Indirect

Executive vice-presidents

a. name: Laércio Albino Cezar

b. position in issuer: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2008		Controlled Company	2009		Controlled Company	2010		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	Executive Vice-president	Mandate ended April	-	-	-	-	-	-	-
Banco Ibi S.A. – Banco Múltiplo	04.184.779/0001-01	-	-	-	Executive vice-president	-	Indirect	Executive vice-president	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Director	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	-	Director	-	-	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	Executive vice-president	-	Indirect	Executive vice-president	-	-

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	Executive vice-president	-	Indirect	Executive vice-president	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive vice-president	-	Direct	Executive Vice-president	-	Direct	Executive vice-president	-	Direct
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

a. name: Julio de Siqueira Carvalho de Araujo

b. position in issuer: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2008		Controlled Company	2009		Controlled Company	2010		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	Executive vice-president	Mandate ended April	-	-	-	-	-	-	-
Banco Ibi S.A. – Banco Múltiplo	04.184.779/0001-01	-	-	-	Executive vice-president	-	Indirect	Executive vice-president	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Director	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	-	Director	-	-	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	Executive vice-president	-	Indirect	Executive vice-president	-	-
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	Executive vice-president	-	Indirect	Executive vice-president	-	Indirect

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Tempo Serviços Ltda.	58.503.129/0001-00	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

a. name: Norberto Pinto Barbedo

b. position in issuer: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2008		Controlled Company	2009		Controlled Company	2010		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	Mandate ended August
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Director	-	Direct	Director	-	Direct	Director	-	Direct
Banco Bradesco Argentina S.A.	60.746.948/3759-49	-	-	-	Full board member	-	Direct	Full board member	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	Executive vice-president	Mandate ended April	-	-	-	-	-	-	-
Banco Ibi S.A. – Banco Múltiplo	04.184.779/0001-01	-	-	-	Executive vice-president	-	Indirect	Executive vice-president	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	Director	-	Direct	Director	-	Direct	Director	-	Direct
Bradesco Securities, Inc.	-	-	-	-	-	-	-	Vice-Chairman of the Board of Directors	-	Direct
Bradesco Securities UK Limited	-	-	-	-	-	-	-	Vice-Chairman of the Board of Directors	-	Direct
Bradesco Services Co., Ltd.	-	-	-	-	Executive vice-presiden	-	Indirect	Executive vice-president	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Director	-	-	Director	-	-	Director	-	Indirect

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Director	-	Direct	Director	-	Direct	Director	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	Executive vice-president	-	Indirect	Executive vice-president	-	-
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	Executive vice-president	-	Indirect	Executive vice-president	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive vice-president	-	Direct	Executive vice-president	-	Direct	Executive vice-president	Mandate ended August	-
União Participações Ltda.	05.892.410/0001-08	Director	-	Indirect	Director	-	Indirect	Director	-	Indirect

a. name: Domingos Figueiredo de Abreu

b. position in issuer: Executive Vice-President

Company	Corporate Tax No. (CNPJ)	2008		Controlled Company	2009		Controlled Company	2010		Controlled Company
		Position	Note		Position	Note		Position	Note
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	-	-	-	Director	-	Direct	Director	-	Direct
Banco Alvorada S.A.	33.870.163/0001-84	-	-	-	Director	-	Direct	Director	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	-	-	-	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	-	-	-	Director	-	Direct	Director	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	-	-	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	-	-	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	-	-	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Banco Ibi S.A. – Banco Múltiplo	04.184.779/0001-01	-	-	-	Executive vice-president	-	Indirect	Executive vice-president	-	Indirect
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	-	-	Executive vice-president	-	Direct	Executive vice-president	-	Direct
Bradesco Leasing S.A. – Arrendamento Mercantil	47.509.120/0001-82	-	-	-	Director	-	Direct	Director	-	Direct
Bradesplan Participações Ltda.	61.782.769/0001-01	-	-	-	Director	-	Indirect	Director	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	-	-	-	Director	-	-	Director	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	-	-	-	Director	-	Direct	Director	-	Direct
CPM Holdings Limited	-	Alternate member of the Board of Directors	-	Indirect	Alternate member of the Board of Directors	-	Indirect	Alternate member of the Board of Directors	-	Indirect

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	Executive vice-president	-	Indirect	Executive vice-president	-	-
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	Executive vice-president	-	Indirect	Executive vice-president	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	-	-	-	Executive vice-president	-	Direct	Executive vice-president	-	Direct
União Participações Ltda.	05.892.410/0001-08	-	-	-	Director	-	Indirect	Director	-	Indirect

Departamental Management

a. name: Paulo Faustino da Costa

b. position in issuer: Departmental director

Company	Corporate Tax No. (CNPJ)	2007		Controlled Company	2008		Controlled Company	2009		Controlled Company
		Position	Note		Position	Note		Position	Note
Bradesco Securities, Inc.	-	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct
Bradesco Securities UK Limited	-	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct	Member of the Board of Directors and CEO	-	Direct

6) Positions held by members of the Board of Directors on the fiscal council, committees and executive bodies of other corporate entities, in compliance with Item 4.4. Listing Rules – Corporate Governance Level 1 of the BM&F Bovespa, in addition to those already mentioned in Items 12.6/8 and 12.10

a. Name: Lázaro de Mello Brandão
b. Position held with Bradesco: President of the board of directors

Company	Position	Mandate
Associação Comercial do Rio de Janeiro	Honorary member of the Adolpho Bloch Committee - Business Council for Culture	From 10. 18.2007
Caixa Beneficente dos Funcionários do Bradesco	Chairman of the Deliberative Council	04. 29.2011 to 04. 29.2012
Comunitas: Parcerias para o Desenvolvimento Solidário	Founder member and Member of General Council	From 06. 16.2000
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	President of the board of directors	designated 01. 02.1991
	Chief Executive Officer	04. 29.2011 to 04. 29.2012
NCF Participações S.A.	Chief Executive Officer	04. 29.2011 to 04. 29.2012
Top Clube Bradesco, Segurança, Educação e Assistência Social	Chief Executive Officer	04. 29.2011 to 04. 29.2012

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

a.	Name: Antônio Bornia
b.	Position held with Bradesco: Vice-chairman of the board of directors

Company	Position	Mandate
ABEL - Associação Brasileira das Empresas de Leasing	Chairman of the Deliberative Council	03. 10.2009 to 03. 10.2012
Caixa Beneficente dos Funcionários do Bradesco	Vice-Chairman of the Deliberative Council	04. 29.2011 to 04. 29.2012
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Vice-Chairman of the Board of Directors	From 04.23.1999
	Vice-President / Director	04. 29.2011 to 04. 29.2012
NCF Participações S.A.	Vice-President / Director	04. 29.2011 to 04. 29.2012
Top Clube Brad., Seg., Educ.e Ass. Social	Vice-President / Director	04. 29.2011 to 04. 29.2012

a. Name: Mário da Silveira Teixeira Júnior

b. Position held with Bradesco: Member of the board of directors

Company	Position	Mandate
Caixa Beneficente dos Funcionários do Bradesco	Member of the Deliberative Council	04. 29.2011 to 04. 29.2012
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the board of directors	From 04. 19.2002
	Managing director	04. 29.2011 to 04. 29.2012
NCF Participações S.A.	Director	04. 29.2011 to 04. 29.2012
Telecel Telecomunicações Ltda.	Director	From 04. 29.2005
Top Clube Bradesco, Segurança, Educação e Assistência Social	Director	04. 29.2011 to 04. 29.2012
Valepar S.A.	Full member of the Board of Directors	04. 29.2011 to 04. 29.2013
Vale S.A.	Member of Strategic Committee	04. 28.2011 to 04. 28.2013

b. Position held with Bradesco: Member of the board of directors

a. Name: João Aguiar Alvarez

Company	Position	Mandate
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the board of directors	From 01. 02.1990
	Adjunct Director	04. 29.2011 to 04. 29.2012

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

a. Name: Denise Aguiar Alvarez
b. Position held with Bradesco: Member of the board of directors

Company	Position	Mandate
Associação de Apoio ao Programa Alfabetização Solidária - AAPAS	Full member	From 04. 19.2005
Associação dos Amigos da Pinacoteca do Estado	Member of the board of directors	04. 13.2009 to 04. 13.2013
Canal Futura	Consultative Council	Indefinite
Comunitas: Parcerias para o Desenvolvimento Solidário	Member of General Council	From 04. 18.2005
	Member	From 01. 10.2006
Fundação Dorina Nowill para Cegos	Member of the Board of Governors	02. 22.2011 to January/2014
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the board of directors	From 01. 02.1991
	Adjunct Director	04. 29.2011 to 04. 29.2012
Fundação Roberto Marinho	Member of the Board of Governors	11. 25.2009 to 12. 31.2011
GIFE - Grupo de Institutos, Fundações e Empresas	Chairman of the Governance Council	05. 27.2009 to 05. 27.2011
Museu de Arte Moderna de São Paulo (MAM)	Member of the Deliberative Council	04. 07.2009 to 04. 07.2012
Santa Maria Agropecuária Ltda.	Vice-Presidento of the board of directors	26.04.2010 to 04. 6.2013

a. Name: Luiz Carlos Trabuco Cappi
b. Position held with Bradesco: Member of the board of directors e Chief Executive Officer

Company	Position	Mandate
Aicaré Holdings Ltda.	Chief Executive Officer	Indefinite
Alvorada Administradora de Cartões Ltda.	Chief Executive Officer	Indefinite
Alvorada Companhia Securitizadora de Créditos Financeiros	Chief Executive Officer	04. 20.2011 to 04. 20.2012
Alvorada Serviços e Negócios Ltda.	Chief Executive Officer	Indefinite
Andorra Holdings S.A.	Chief Executive Officer	04. 28.2011 to 04. 28.2012
Aquarius Holdings Ltda.	Chief Executive Officer	Indefinite
Baneb Corretora de Seguros S.A.	Chief Executive Officer	04. 15.2011 to 04. 15.2012
Bankpar Arrendamento Mercantil S.A.	Chief Executive Officer	04. 14.2011 to 04. 14.2012
Bankpar Brasil Ltda.	Chief Executive Officer	Indefinite
Bankpar Consultoria e Serviços Ltda.	Chief Executive Officer	Indefinite

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.	Chief Executive Officer	Indefinite
BEC - Distribuidora de Títulos e Valores	Chief Executive Officer	Indefinite
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Chief Executive Officer	Indefinite
BF Promotora de Vendas Ltda.	Chief Executive Officer	Indefinite
BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.	Chief Executive Officer	Indefinite
Alpha Serviços de Rede de Autoatendimento S.A.	Chief Executive Officer	03.01.2011 to 03.01.2012
BP Promotora de Vendas Ltda.	Chief Executive Officer	Indefinite
Bpar Corretagem de Seguros Ltda.	Chief Executive Officer	Indefinite
Bradescor Corretora de Seguros Ltda.	Chief Executive Officer	Indefinite
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	Manager	Indefinite
Brasilia Cayman Investments II Limited	Director	From 12. 09.2008
Brasilia Cayman Investments III Limited	Director	From 12. 09.2008
Caboquenas Empreendimentos e Participações Ltda.	Chief Executive Officer	Indefinite
Caetê Holdings Ltda.	Chief Executive Officer	Indefinite
Caixa Beneficente dos Funcionários do Bradesco	Member of the Deliberative Council	04. 29.2011 to 04. 29.2012
Celta Holdings S.A.	Chief Executive Officer	04. 29.2011 to 04. 29.2012
Cidade Capital Markets Ltd.	Chief Executive Officer	Indefinite
Damanivá Holdings Ltda.	Chief Executive Officer	Indefinite
Elba Holdings Ltda.	Chief Executive Officer	Indefinite
Embaúba Holdings Ltda.	Chief Executive Officer	Indefinite
Everest Holdings Ltda.	Chief Executive Officer	Indefinite
Everest Leasing S.A. Arrendamento Mercantil	Chief Executive Officer	04. 19.2011 to 04. 19.2012
Federação Brasileira de Bancos (FEBRABAN)	Consultative Council	From 06. 17.2009
	Member of Officers Board	March/2011 to March/2014
Ferrara Participações S.A.	Chief Executive Officer	04. 29.2011 to 04. 29.2012
Finasa Promotora de Vendas Ltda.	Chief Executive Officer	Indefinite
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the board of directors	From 04. 24.1998
	Managing director	04. 29.2011 to 04. 29.2012
Ganant Corretora de Seguros Ltda.	Chief Executive Officer	Indefinite
Imagra Imobiliária e Agrícola Ltda.	Chief Executive Officer	Indefinite
Elo Holding Financeira S.A.	Chief Executive Officer	Indefinite

Reference Form – 2011 – BANCO BRADESCO S.A.

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12.12 – Other material information

Itacaré Holdings S.A.	Chief Executive Officer	03. 11.2011 to 03. 11.2012
Itajuba Holdings Ltda.	Chief Executive Officer	Indefinite
Itaúna Holdings Ltda.	Chief Executive Officer	Indefinite
Japira Holdings S.A.	Chief Executive Officer	04. 25.2011 to 04. 25.2012
Lyon Holdings Ltda.	Chief Executive Officer	Indefinite
Lyra Holdings Ltda.	Chief Executive Officer	Indefinite
Manacás Holdings Ltda.	Chief Executive Officer	Indefinite
Bradescard Elo Participações S.A.	Chief Executive Officer	03. 15.2011 to 03. 15.2012
Marselha Holdings Ltda.	Chief Executive Officer	Indefinite
Miramar Holdings S.A.	Chief Executive Officer	04. 25.2011 to 04. 25.2012
Mississipi Empreendimentos e Participações Ltda.	Chief Executive Officer	Indefinite
NCF Participações S.A.	Director	04. 29.2011 to 04. 29.2012
Niágara Participações e Empreendimentos Ltda.	Chief Executive Officer	Indefinite
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	Chief Executive Officer	Indefinite
Nova Paiol Participações Ltda.	Chief Executive Officer	Indefinite
Paineira Empreendimentos e Participações Ltda.	Chief Executive Officer	Indefinite
Promosec Companhia Securitizadora de Créditos Financeiros	Chief Executive Officer	04. 28.2011 to 04. 28.2012
PTS Viagens e Turismo Ltda.	Chief Executive Officer	Indefinite
Quixaba Empreendimentos e Participações Ltda.	Chief Executive Officer	Indefinite
Quixaba Investimentos S.A.	Chief Executive Officer	04. 27.2011 to 04. 27.2012
Rubi Holdings Ltda.	Chief Executive Officer	Indefinite
Serel Participações em Imóveis S.A.	Chief Executive Officer	04. 29.2011 to 04. 29.2012
Settle Consultoria, Assessoria e Sistemas Ltda.	Chief Executive Officer	Indefinite
STVD Holdings S.A.	Chief Executive Officer	04. 28.2011 to 04. 28.2012
Tapajós Holdings Ltda.	Chief Executive Officer	Indefinite
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.	Chief Executive Officer	Indefinite
Tibre Holdings Ltda.	Chief Executive Officer	Indefinite
Titanium Holdings S.A.	Chief Executive Officer	04. 29.2011 to 04. 29.2012
Top Clube Bradesco, Segurança, Educação e Assistência Social	Director	04. 29.2011 to 04. 29.2012
Veneza Empreendimentos e Participações S.A.	Chief Executive Officer	04. 20.2011 to 04. 20.2012

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

12.12 – Other material information

Company	Position	Mandate
Caixa Beneficente dos Funcionários do Bradesco	Member of the Deliberative Council	04. 29.2011 to 04. 29.2012
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the board of directors	From 04.24.1998
	Managing director	04. 29.2011 to 04. 29.2012
NCF Participações S.A.	Director	04. 29.2011 to 04. 29.2012
Top Clube Bradesco, Segurança, Educação e Assistência Social	Director	04. 29.2011 to 04. 29.2012

a. Name: Milton Matsumoto
b. Position held with Bradesco: Member of the board of directors

Company	Position	Mandate
Boavista Prev - Fundo de Pensão Multipatrocinado	Member of the Deliberative Council	04. 25.2011 to 04. 25.2012
Caixa Beneficente dos Funcionários do Bradesco	Member of the Deliberative Council	04. 29.2011 to 04. 29.2012
Cidade de Deus - Companhia Comercial de Participações	Member of the board of directors	04. 29.2011 to 04. 29.2012
Fidelity Processadora e Serviços S.A.	Vice-Presidento of the board of directors	03. 25.2011 a 03. 25.2012
Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição	Member of the board of directors	From 04. 24.1998
	Managing director	04. 29.2011 to 04. 29.2012
NCF Participações S.A.	Director	04. 29.2011 to 04. 29.2012
Nova Cidade de Deus Participações S.A.	Director	04. 29.2011 to 04. 29.2012

a. Name: Ricardo Espírito Santo Silva Salgado
b. Position held with Bradesco: Member of the board of directors

Reference Form – 2011 – BANCO BRADESCO S.A.

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12.12 – Other material information

Company	Position	Mandate
Banque Espírito Santo Et de La Vénétie	Member of the board of directors	10. 15.1986
Banque Privée Espírito Santo, SA	Member of the board of directors	06. 21.1983
Euronext	Member of Euronext	2002
	Member of the Board of NYSE Euronext	2007
Espírito Santo Financial Group, SA	President of the board of directors	04. 10.1991
IIEB - Institut International d’Études Bancaires	Member of the Board	2002
	Member of the Executive Committee	2003

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

13.1 – Description of compensation policy or practice, including non-statutory board members

Pursuant to the instructions issued in the CVMs circular (reference CVM/SEP/No. 005/2011), and a review of the description and objectives of the elements of remuneration of its officers, as stated in the response to item 13.1.bi, supplemented by item 13.1.b.iv in relation to the reasons for the composition of their remuneration, Bradesco proceeded to reclassify the components shown in item 13.2 and to make appropriate adjustments arising from the CVM circular in the other items, compared with the Reference Form filed in 2010.

13.1. Description of remuneration policy or practice for the board of directors, statutory officers, fiscal council, statutory committees and audit, risk, financial and remuneration committees 13.1.a. Objectives of compensation policy or practice

Compensation for the Organization's Senior Management of the Bank, which comprises the board of directors and officers/senior management, has the purpose of recognizing the services provided by these professionals, and encouraging them to find solutions to ensure customer satisfaction, business growth and shareholder returns.

13.1.b. Composition of compensation, including:

13.1.b.i. description of components of compensation and objectives of each of them

a) Board of directors and officers / senior management

Compensation consists of, basically a fixed monthly honorarium for the purpose of rewarding each member's contribution to the continuity and development of the organization's business under their responsibility.

Occasionally, at the sole discretion of the board of directors, additional remuneration may be awarded in proportion to monthly remuneration received, paid to all officers without distinction, after assessing the Organization's consolidated results, economic trends in Brazil, and the sustainability of our business affairs, in all cases within the amounts approved at the Shareholders' Meeting.

Note that the additional remuneration does not depend on performance of individuals or business units, but takes the form of fixed remuneration, which may or may not be attributed officers as mentioned above.

In addition, every year, a motion is submitted for approval by the Shareholders' Meeting to fund the Private Pension Plan for Management and Staff of Bradesco Organization, the amounts of which are shown in item 13.2 as post-employment benefits.

Pursuant to CVM circular (CVM/SEP/No. 005/2011), in item 13.2, for the years 2010 and 2009, we are showing the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b) Fiscal Council

Remuneration of Fiscal Council members is set by the General Meeting that elects them and may not be less than 10% (ten percent) of the average amount attributed to each director, not computing, under current legislation, the Company's payments of benefits, representation allowances and bonuses.

c) Audit Committee

The composition of remuneration for Audit Committee members, except one member who only receives remuneration for being on the board of directors, is 100% honorariums, in order to reward each member's contribution in advising the Board of Directors on fulfilment of its attributions, relating to monitoring accounting

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.1 – Description of compensation policy or practice, including non-statutory board members practices on preparing financial statements for the Company and its subsidiaries, as well as designating independent auditors and evaluating their effectiveness.

Another important factor for defining compensation is that Committee members must be highly qualified for the technical requirements of this position, and at least one of them must have proven knowledge in the areas of accounting and auditing financial institutions to qualify for the position, and show the high degree of specialization required of them by regulatory bodies too.

Each member's compensation is proportional to the days per week spent on work for Bradesco.

d) Other Committees

The remaining committees are composed of members who sit on other Bradesco bodies (board of directors, officers/senior management), and they are remunerated only for their role as members of these bodies.

13.1.b.ii. proportion of each component in total compensation

Board of directors and officers/senior management:

Officers' monthly remuneration consists entirely of fixed honorariums. Additional honorariums may be paid in the same proportions, without distinction, to all officers at the sole discretion of the board of directors after assessing the Organization's consolidated results, economic trends in Brazil, and our business sustainability.

In addition to the portion for honorariums, there is an allocation to fund the Private Pension Plan for Bradesco Organization Management and Staff in the amounts shown in item 13.2 as post-employment benefits.

Fiscal Council

Monthly remuneration of Fiscal Council members consists wholly of fixed honorariums.

Audit Committee

Monthly remuneration of members of the Audit Committee, except for one member who receives compensation only for being on the board of directors, consists entirely of fixed honorariums.

13.1.b.iii. methodology used to calculate and adjust each component of compensation

The process of calculating and adjusting remuneration for the board of directors and officers/senior management begins in the ambit of the Compensation Committee, a statutory body with the following responsibilities:

a)	proposing policy and guideline for officers' and senior managers' remuneration based on the Company's targets, objectives and performance, and shareholder returns, using comparative analysis of compensation policies for prior periods and / or market parameters;

b)	proposing global and individual remuneration policy, premium payments, bonuses, gratuities, profit sharing, stock options and pension funds;

c)	recommending alternative forms of compensation for executives to encourage performance, motivation and continuous corporate improvement;

d)	annually reviewing and adjusting general guidelines and policy for remuneration.

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.1 – Description of compensation policy or practice, including non-statutory board members

The board of directors then evaluates proposals and recommendations from this committee and sets the amount of monthly honorarium for each item, and approves any additional payment in proportion to monthly remuneration received, for all officers/senior managers without distinction, after assessing the Organisation's consolidated results, economic trends in Brazil, and business sustainability.

Having decided all these amounts for maximum remuneration of Banco Bradesco S.A. officers and senior managers in the year, the board of directors submits them to the approval of the Shareholders' Meeting.

13.1.b.iv. reasons for composition of compensation

In general, not excepting its officers and senior managers, Bradesco adopts the practice of fixed remuneration. The adoption of fixed remuneration mainly reflects the fact that a "Career Bank" policy prevailed in Bradesco.

In the course of time, the Bank has recruited for most of its executive positions professionals trained in the institution itself with a long record, since most of them started their career at the Bank many years ago. They acquired experience in the process of rising through the ranks, which gave them a thorough grounding in the Organization's activities and particularities, and enabled them to faithfully represent its corporate culture. These characteristics show the executives have a strong long-term commitment to the Bank. As an example, at least 10 years service in the Organization is required for CEO and vice-president positions.

Given this strong commitment, Bradesco's policy does not have a policy of remunerating to distinguish performance by individuals, business units, at global level or in relation to risks assumed. The remuneration model is simplified and takes the form of fixed monthly remuneration.

Occasionally, at the sole discretion of the board of directors, additional remuneration may be awarded in proportion to monthly remuneration received, paid to all officers without distinction, after assessing the Organization's consolidated results, economic trends in Brazil, and the sustainability of our business affairs, in all cases within the amounts approved at the Shareholders' Meeting.

Therefore, remuneration for our officers and senior management is not geared to specific or individual results, which ensures that decision making is free from other influences.

The prevailing mood at Banco Bradesco is one of acting collectively. All officers and senior managers act cohesively and in the common interests of solidity and growth. There is no room for individual highlights, and we take into account the importance of acting in all segments, regardless of cyclical results.

13.1.c. key performance indicators used when determining each component of compensation

Given the strong commitment of its officers and senior managers, Bradesco does not have a policy of remunerating to distinguish performance of individuals, business units, at global level or in relation to risks assumed. The compensation model is simplified and takes the form of fixed monthly remuneration.

Therefore, the use of performance indicators to determine components of officers' remuneration does not apply to Bradesco.

13.1.d. how compensation is structured to reflect the evolution of performance indicators

Not applicable, in light of the response to item 13.1.c.

13.1.e. how compensation policy or practice aligns with short, medium and long term interests of the issuer

As mentioned in item 13.1.b.iv, over time, the Bank has recruited for most of its executive positions professionals trained in the institution itself with a long record, since most of them started their career at the Bank many years ago.

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.1 – Description of compensation policy or practice, including non-statutory board members

They acquired experience in the process of rising through the ranks, which gave them a thorough grounding in the Organization's activities and particularities, and enabled them to faithfully represent its corporate culture. These characteristics show the executives have a strong long-term commitment to the Bank. As an example, at least 10 years service in the Organization is required for CEO and vice-president positions.

Given this strong commitment, Bradesco's policy does not have a policy of remunerating to distinguish performance by individuals, business units, at global level or in relation to risks assumed. The compensation model is simplified and takes the form of fixed monthly remuneration.

13.1.f. the existence of compensation paid by subsidiaries, or directly or indirectly controlled or controlling companies

Bradesco does not provide this type of compensation for members of the above-mentioned bodies.

13.1.g. existence of any compensation or benefit related to the occurrence of certain corporate events such as sale of the issuer's controlling shareholder interest

Bradesco does not pay this type of compensation.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

13.2. Total compensation of the board of directors, statutory board and supervisory council

Total compensation planned for current fiscal year 12/31/2011 – Annual amounts
	Board of Directors	Statutory Board	Supervisory Council	Total
Members	7.00	83.00	3.00	93.00
Fixed annual compensation
Salary or withdrawal	25,000,000.00	100,000,000.00	432,000.00	125,432,000.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Commitee membership	0.00	0.00	0.00	0.00
Other	25,000,000.00	100,000,000.00	0.00	125,000,000.00
Description of other remuneration	Additional honorariums	Additional honorariums
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Attending meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other remuneration
Post-employment	50,000,000.00	200,000,000.00	0.00	250,000,000.00
Leaving position	0.00	0.00	0.00	0.00
Stock based	0.00	0.00	0.00	0.00
Note	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.
Total compensation	100,000,000.00	400,000,000.00	432,000.00	500,432,000.00

Total compensation planned for current fiscal year 12/31/2010 – Annual amounts
	Board of Directors	Statutory Board	Supervisory Council	Total
Members	6.75	82.08	3.00	91.83
Fixed annual compensation
Salary or withdrawal	19,260,000.00	86,502,600.00	432,000.00	106,194,600.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Commitee membership	0.00	0.00	0.00	0.00
Other	19,940,000.00	82,547,400.00	97,200.00	102,584,600.00
Description of other remuneration

Amount referring  to  honorariums Additional payments and  contributions from employer to  Social Security (INSS) (Board  of Directors: Additional honorariums R$ 12,740,000.00 Social Security R$ 7,200,000.00,  senior management: Honorariums Additional payments R$ 51,497,400.00 Social Security R$ 31,050,000.00 and Fiscal Council: Social Security R$ 97,200.00).

Amount referring  to  honorariums Additional payments and  contributions from employer to  Social Security (INSS) (Board  of Directors: Additional honorariums R$ 12,740,000.00 Social Security R$ 7,200,000.00,  senior management: Honorariums Additional payments R$ 51,497,400.00 Social Security R$ 31,050,000.00 and Fiscal Council: Social Security R$ 97,200.00).

Amount referring  to  honorariums Additional payments and  contributions from employer to  Social Security (INSS) (Board  of Directors: Additional honorariums R$ 12,740,000.00 Social Security R$ 7,200,000.00,  senior management: Honorariums Additional payments R$ 51,497,400.00 Social Security R$ 31,050,000.00 and Fiscal Council: Social Security R$ 97,200.00).

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.2. Total compensation of the board of directors, statutory board and supervisory council

Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Attending meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other remuneration
Post-employment	32,000,000.00	137,999,425.63	0.00	169,999,425.63
Leaving position	0.00	0.00	0.00	0.00
Stock based	0.00	0.00	0.00	0.00
Observação	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.
Total compensation	71,200,000.00	307,049,425.63	529,200.00	378,778,625.63

Total compensation planned for current fiscal year 12/31/2009 – Annual amounts
	Board of Directors	Statutory Board	Supervisory Council	Total
Members	6.67	65.92	3.00	75.59
Fixed annual compensation
Salary or withdrawal	18,520,000.00	92,527,000.00	432,000.00	111,479,000.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Commitee membership	0.00	0.00	0.00	0.00
Other	4,167,000.00	21,127,275.00	97,200.00	25,391,475.00
Description of other remuneration

Amount referring  to  honorariums Additional payments and  contributions from employer to  Social Security (INSS) (Board  of Directors: Social Secutiry R$ 4,167,000.00, Senior Management: Honorariums Additional payments R$ 252,000.00 Social Security R$ 20,875,275.00 and Fiscal Council: Social Security R$ 97,200.00).

Amount referring  to  honorariums Additional payments and  contributions from employer to  Social Security (INSS) (Board  of Directors: Social Secutiry R$ 4,167,000.00, Senior Management: Honorariums Additional payments R$ 252,000.00 Social Security R$ 20,875,275.00 and Fiscal Council: Social Security R$ 97,200.00).

Amount referring  to  honorariums Additional payments and  contributions from employer to  Social Security (INSS) (Board  of Directors: Social Secutiry R$ 4,167,000.00, Senior Management: Honorariums Additional payments R$ 252,000.00 Social Security R$ 20,875,275.00 and Fiscal Council: Social Security R$ 97,200.00).

Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Attending meetings	0.00	0.00	0.00	0.00
Commissions	0.00	000	0.00	0.00
Other	0.00	0.00	0.00	0.00

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.2. Total compensation of the board of directors, statutory board and supervisory council

Description of other remuneration
Post-employment	19,366,299.88	80,294,166.12	0.00	99,660,466.00
Leaving position	0.00	0.00	0.00	0.00
Stock based	0.00	0.00	0.00	0.00
Observação	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.	Values corresponding to post-employment benefits refer to the Bradesco Organization's private pension plan for management and staff mentioned in item 13.10.
Total compensation	42,053,299.88	193,948,441.12	529,200.00	236,530,941.00

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

13.3 – Variable compensation of the board of directors, statutory board and supervisory council

a. body
b. number of members
c. in relation to bonus
c. i. minimum amount stipulated in compensation plan

Banco Bradesco does not pay variable compensation to members of the board of directors, statutory board or fiscal council.

c.ii. maximum amount stipulated in compensation plan Maximum value regarding the possible bonus scheduled for the year 2010

Banco Bradesco does not pay variable compensation to members of the board of directors, statutory board or supervisory council.

Maximum value regarding the possible bonus scheduled for the year 2009

Banco Bradesco does not pay variable compensation to members of the board of directors, statutory board or supervisory council.

c.iii. minimum amount stipulated in compensation plan if targets are met

Banco Bradesco does not pay variable compensation to members of the board of directors, statutory board or supervisory council.

c.iv. value actually recognized in income, 2010 and 2009

Banco Bradesco does not pay variable compensation to members of the board of directors, statutory board or supervisory council.

d. in relation to profit sharing:
d. i. minimum amount stipulated in compensation plan

Banco Bradesco does not set an amount for profit sharing in its compensation plan for the Board of Directors, Statutory Board, and Supervisory Council.

d.ii. maximum amount stipulated in compensation plan

Banco Bradesco does not set an amount for profit sharing in its compensation plan for the Board of Directors, Statutory Board, and Supervisory Council.

d.iii. minimum amount stipulated in compensation plan if targets are met

Banco Bradesco does not set an amount for profit sharing in its compensation plan for the Board of Directors, Statutory Board, and Supervisory Council.

d.iv. amount actually recognized in results of the last three periods

Banco Bradesco does not pay profit sharing bonus to the Board of Directors, Statutory Board, or Supervisory Council.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

13.4 – Stock-based compensation plan for the board of directors and statutory board

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Supervisory Council.

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.5 – Holdings in stocks, shares and other convertible securities held by members of the board of directors and the supervisory council – by body

Body	Bradesco		BBD Participações		Bradespar
	ON	PN	ON	PN	ON	PN
Board of Directors	11,240,129	17,211,259	50,443,593	-	834,840	1,207,900
Executive Board	893,525	1,822,433	82,036,150	18,688,111	11,912	165,158
Supervisory Council	9,800	148,123	-	-	3,384	12,016

No equity interest held by members of the Board of Directors, Statutory Board or Supervisory Council was received under stock-based compensation plan.

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.6 – Stock-based compensation of the board of directors and statutory board

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Supervisory Council.

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.7 – Details of outstanding options held by members of the board and the statutory board

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Supervisory Council.

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.8 – Options exercised and shares delivered relating to stock-based compensation of members of the board of directors and statutory board

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Supervisory Council.

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.9 – Information required to comprehend data disclosed in items 13.6 to 13.8 – Method for pricing value of shares and options

Banco Bradesco does not provide stock-based compensation for its Board of Directors, Statutory Board or Supervisory Council.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

13.10 – Information on pension plans provided to members of the board of directors and statutory directors

a. body

See table 13.10

b. number of members

See table 13.10

c. Plan

Private Pension Plan II - PGBL

d. officers eligible for retirement

See table 13.10

e. officers eligible for early retirement

If the participant is aged over 55 on leaving the Organization, has INSS retirement benefits and has been in the plan for 10 years or more, he or she may choose to be paid proportional immediate monthly income resulting from the amount accumulated in their individual account (containing contributions deposited by the company and the participant).

f. updated value of accumulated contributions to the pension plan at the end of the previous fiscal year, excluding the portion relating to contributions made directly by directors and officers

See table 13.10

g. total cumulative amount of contributions made during the last fiscal year, excluding the portion relating to contributions made directly by directors and officers

See table 13.10

h. whether early redemption is possible, and under which conditions.

There is the possibility of early redemption after two years subsequent to contributions made, subject to rules governing the matter.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

13.10 – Information on pension plans provided to members of the board of directors and statutory directors

Body	No. of members participating		Item "i"	Item "ii"	Item "iii"
	Retirees	Active
Board	5	2	-	56,534,429.00	32,000,000.00
Executive	21	61	-	214,230,352.78	137,999,425.63
TOTAL	26	63	-	270,764,781.78	169,999,425.63

In relation to pension plans in force for members of the Board of Directors and Officers, we are informing the following:

i)	Officers eligible for retirement;
ii)	the current value of contributions accumulated in the pension plan until the end of the year 2010, excluding the portion relating to contributions made directly by the directors and officers; and
iii)	the total accumulated value of contributions made during the year 2010, excluding the portion relating to contributions made directly by the directors and officers.

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.11 – Maximum, minimum and average individual compensation for members of the board of directors, statutory board and supervisory council

Annual amounts

	Statutory Board		Board of Directors		Supervisory Council
	12/31/2010	12/31/2009	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Number of members	82.08	65.92	6.75	6.67	3.00	3.00
Highest remuneration (R$)	10,413,000.00	6,942,000.00	12,816,000.00	8,544,000.00	176,400.00	176,400.00
Lowest remuneration (R$)	1,226,700.00	926,100.00	6,571,857.36	4,434,813.02	176,400.00	176,400.00
Average remuneration (R$)	3,740,855.58	2,942,179.02	10,548,148.15	6,304,842.56	176,400.00	176,400.00

Note

Statutory Board
12/31/2010

The above amounts include employer contributions to the INSS (social security) and post-employment benefits for the statutory board and board of directors (Private Pension Plan for Bradesco Organization Managment and Staff mentioned in item 13.10), highlighted in item 13.2.

The reason for the variation in amounts from 2009 to 2010 is mentioned in item 13.2

- "Amount of Additional Honorariums."

12/31/2009

The above amounts include employer contributions to the INSS (social security) and post-employment benefits for the statutory board and board of directors (Private Pension Plan for Bradesco Organization Managment and Staff mentioned in item 13.10), highlighted in item 13.2.

Board of Directors
12/31/2010

The above amounts include employer contributions to the INSS (social security) and post-employment benefits for the statutory board and board of directors (Private Pension Plan for Bradesco Organization Managment and Staff mentioned in item 13.10), highlighted in item 13.2.

The reason for the variation in amounts from 2009 to 2010 is mentioned in item 13.2

- "Amount of Additional Honorariums."

12/31/2009

The above amounts include employer contributions to the INSS (social security) and post-employment benefits for the statutory board and board of directors (Private Pension Plan for Bradesco Organization Managment and Staff mentioned in item 13.10), highlighted in item 13.2.

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.11 – Maximum, minimum and average individual compensation for members of the board of directors, statutory board and supervisory council

Supervisory Council
12/31/2010	The above amounts include employer contributions to the INSS (social security)
12/31/2009	The above amounts include employer contributions to the INSS (social security)

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.12 – Means of compensation for directors in the event of removal from position or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board or Supervisory Council.

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.13 – Percentage of total compensation for directors and members of the supervisory council that are related parties of the controlling shareholders

2010
Body	%
Board of directors	100.00%
Officers / senior management	92.10%
Fiscal Council	0.00%

2009
Body	%
Board of directors	100.00%
Officers / senior management	98.27%
Fiscal Council	0.00%

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.14 – Compensation for directors and members of the supervisory council grouped by body, received for any reason other than the position they hold

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board or Supervisory Council.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

13.15 – Compensation of directors and members of the supervisory council recognized in results of directly or indirect controlling shareholders of companies under common control or the issuer's subsidiaries

Directors and fiscal council members did not receive remuneration from direct or indirect controlling shareholders of companies under common control or Banco Bradesco's subsidiaries.

Reference Form – 2011 – BANCO BRADESCO S.A.

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13.16 – Other material information

There is no further information that we consider relevant.

Reference Form – 2011 – BANCO BRADESCO S.A.

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14.1 – Description of human resources

a.	Headcount (total, grouped by business and geographical location)

	2010	2009	2008

In Brazil	95.120	85.429	86.511
North	3,210	2,774	2,800
Northeast	11,835	10,475	10,760
Midwest	4,741	4,289	4,359
Southeast	66,628	59,959	60,560
South	8,706	7,932	8,032

Abroad	128	119	111

Total	95,248	85,548	86,622

	2010	2009	2008

Superintendence	121	106	119
Management	9,531	8,670	8,302
Supervisors/Technical staff	35,633	32,509	32,167
Administrative	18,794	17,523	17,879
Operational	31,169	26,740	28,155

Total	95,248	85,548	86,622

Reference Form – 2011 – BANCO BRADESCO S.A.

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14.1 – Description of human resources

b.	outsourcer headcount (total, grouped by business and geographical location)

Quantity
Activity	2010	2009	2008(1)
Security/Surveillance	8,053	8,105	N/A
Other Activities	1,105	795	N/A
TOTAL	9,158	8,900	N/A
Quantity
State	2010	2009	2008(1)
Acre	12	12	N/A
Alagoas	38	35	N/A
Amazonas	182	178	N/A
Amapá	18	18	N/A
Bahia	583	578	N/A
Ceará	239	242	N/A
Federal District	119	108	N/A
Espírito Santo	118	103	N/A
Goiás	251	252	N/A
Maranhão	187	192	N/A
Mato Grosso	151	153	N/A
Mato Grosso do Sul	137	135	N/A
Minas Gerais	880	877	N/A
Pará	142	139	N/A
Paraiba	54	55	N/A
Paraná	420	407	N/A
Pernambuco	207	203	N/A
Piauí	20	17	N/A
Rio de Janeiro	982	980	N/A
Rio Grande do Norte	50	50	N/A
Rio Grande do Sul	449	446	N/A
Rondônia	43	43	N/A
Rorâima	13	12	N/A
Santa Catarina	270	253	N/A
São Paulo	3,526	3,350	N/A
Sergipe	27	27	N/A
Tocantins	40	35	N/A
TOTAL	9.158	8.900	N/A
(1) Bradesco does not have these details available for the year 2008.

Reference Form – 2011 – BANCO BRADESCO S.A.

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14.1 – Description of human resources

c. Turnover

	2010	2009	2008
Turnover*	8.9%	9.1%	10.8%
* (Total terminations/average headcount) x 100
Average headcount = Initial + Final/2

d. issuer exposure to labor claim liabilities and contingencies

Details of the issuer's exposure to labour claim liabilities and contingencies have no material relevance for Banco Bradesco as shown in item 4.3 of the Reference Form.

Reference Form – 2011 – BANCO BRADESCO S.A.

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14.2 – Significant alterations – Human Resources

There has been no material alteration in relation to the numbers disclosed in item 14.1.

Reference Form – 2011 – BANCO BRADESCO S.A.

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14.3 – Description of employee compensation policy

a. policy for salaries and variable compensation

Bradesco as an organization adopts a closed career system, in which new entrants always start at the bottom in career entry positions, and we prioritize recognizing employees with potential for achievement. Our recruitment and selection has a characteristic strategy involving great responsibility in relation to hiring, since hiring professionals that are right for the Organization is vital to career and succession dynamics. Bradesco prioritizes recognizing potential from the start with a focus on choice and selection, through skills shown and through selective processes designed to meet its needs.

Compensation practices for employees are designed to recognize services rendered by these professionals, and to encourage them to find solutions for customer satisfaction and business growth.

Compensation consists of monthly salary, rewarding the contribution made by the performance of each employee, as well as any payments intended to recognize the contribution made by each one to the results and performance achieved by Bradesco.

The composition of monthly compensation for employees is 100% salary. There may be payments of bonus/profit-sharing depending on appraisal of organizational results achieved.

Evaluation by Results programs, when applied, are designed to recognize extra efforts made to procure results and based on quantitative and qualitative criteria, and on whether or not financial or non-financial targets are met at different levels: global, area of business, and individual. These programs are characterized by aligned and competitive appraisals in the market and by the fact of reaching and surpassing targets for sustainable results.

Our organizational structure includes a specific Committee to deal with compensation issues, which has a permanent character and makes proposals to the Board for the Organization's compensation policies and guidelines, based on targets set by the Board for the Organization's performance.

Compensation practices adopted by the Organization are aligned with the Company's interests through constantly upholding policies and guidelines devised by the Compensation Committee, whose analysis prioritizes shareholder returns.

b. benefits policy

Payment of benefits is based on the Organization's Human Resources Management policy.

This management strategy conveys security and trust for employees, making the assumption that a good working environment based on respect, empathy, trust and security for employees and their families will have an effect on the quality of services provided. Therefore we have structured a benefit package that goes well beyond those legally stipulated, in order to provide employees and their dependents with security and comfort in responding to their basic needs, professional development, with loans under special conditions for the purchase of consumer goods and homes. The benefits shown below cover all employees irrespective of their working day (full- or part-time):

  Free Health Plan for all employees and their dependents, including non-traditional treatments such as correction of myopia, acupuncture, homeopathy, RPG, heart valve, dialysis, organ transplants, and treatment of AIDS (with reimbursement of prescription drugs for the treatment of illness);
  Dental insurance for all employees and their dependents including preventative, surgical, restorative, endodontic, periodontal and prosthetic treatments;

Reference Form – 2011 – BANCO BRADESCO S.A.

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14.3 – Description of employee compensation policy

  Supplementary retirement plan with the Bank contributing 50%;
  Group life and personal accident insurance at a subsidized cost. Retirees leaving the staff are given the option of remaining in the group of insured policyholders;
  Distribution of free snacks twice a day averaging 108,243 every day;
  Loans at subsidized rates for buying homes, vehicles, and personal computers, and for personal expenses;
  Social loans for emergencies, schooling, orthopaedic devices, funerals, psychologists, psychiatrists, speech therapists, and others;
  Social and psychological care for employees and dependents in emergencies, with 24/7 coverage;
  In order to supplement social and psychological care for employees and their dependents, Bradesco provided a new channel. Through an independent company founded by specialized professionals, a toll free number - 0800 Viva Bem (meaning "Live Well") - provides 100% confidential assistance with personal, professional, family and affective issues.
  For the states of São Paulo, Rio de Janeiro, Santa Catarina and Rio Grande do Sul we have special arrangements with the major drugstore chains enabling employees to buy medications at reduced prices;
  Influenza vaccine provided for all employees free of charge and at special prices for dependents;
  Health and dental insurance, as well as assistance with day care or other child care, with no age limit for employees' children with disabilities; and
  Facilities for employees shopping arrangements: a special online shopping channel operating through Bradesco's website, in which the Bank negotiates special discounts directly with suppliers of various products. Employees also receive special offers by e-mail.

c. characteristics of stock-based compensation plans for non-officer or director employees, identifying:

The Organization does not have stock-based compensation for employees.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

14.4 – Description of relations between issuer and trade unions

In terms of relations with trade unions, the functional structure of the HR unit has a Union Relations section tasked with holding constant dialogue and interacting with representatives of the trade union movement nationally, listening to their concerns, clarifying any doubts voiced and enabling a relationship characterized by ease of access, responsiveness and proactivity among the parties. All employees enjoy freedom of association, have union representation and are covered by collective bargaining agreements.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

15.1 / 15.2 – Share ownership

Shareholder
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Common shares -quantity (units)	Common shares %	Preferred shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
Details by type of shares (units)
Type of share	Shares – quantity (units)	Shares %
Capital Research and Management Company
	North-American	No	No	03/16/2010
0	0.000000%	97,147,278	5.080000%	97,147,278	2.540000%
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000%
Cidade de Deus Cia Cial Participações
61.529.343/0001-32	Brazilian-SP	No	Yes	03/25/2011
929,431,290	48.600000%	1,451,888	0.080000%	930,883,178	24.340000%
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000%
TOTAL	0	0.000000%
Fundação Bradesco
60.701.521/0001-06	Brazilian-SP	No	Yes	03/25/2011
325,880,935	17.040000%	19,008,281	0.990000%	344,889,216	9.020000%
OTHER
657,085,165	34.360000%	1,794,789,744	93.850000%	2,451,874,909	64.240000%
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000%
SHARES IN TREASURY – Date of last modification:
0	0.000000%	0	0.000000%	0	0.000000%
TOTAL
1,912,397,390	100.000000%	1,912,397,191	100.000000%	3,824,794,581	100.000000%

Reference Form – 2011 – BANCO BRADESCO S.A.

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15.1 / 15.2 – Share ownership

SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
Fundação Bradesco
60.701.521/0001-06	Brazilian-SP	No	Yes	03/24/2011
2,206,742,162	33.200000	0	0.000000	2,206,742,162	33.200000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Lia Maria Aguiar
003.692.768-68	Brazilian-SP	No	Yes
465,914,818	7.010000	0	0.000000	465,914,818	7.010000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Lina Maria Aguiar
017.080.078-49	Brazilian-SP	No	Yes
565,685,655	8.510000	0	0.000000	565,685,655	8.510000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Maria Angela Aguiar
000.548.238-03	Brazilian-SP	No	Yes
313,409,388	4.710000	0	0.000000	313,409,388	4.710000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000

Reference Form – 2011 – BANCO BRADESCO S.A.

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15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Cidade de Deus Cia Cial Participações				61.529.343/00001-32
Nova Cidade de Deus Participações S.A.
04.866.462/0001-47	Brasileira-SP	No	Yes	03/24/2011
2,984,615,198	44.910000	0	0.000000	2,984,615,198	44.910000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
OTHER
110,097,565	1.660000	0	0.000000	110,097,565	1.660000
TOTAL
6,646,464,786	100.000000	0	0.000000	6,646,464,786	100.000000

Reference Form – 2011 – BANCO BRADESCO S.A.

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15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
OTHER
1	100.000000	0	0.000000	1	100.000000
TOTAL
1	100.000000	0	0.000000	1	100.000000
CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Nova Cidade de Deus Participações S.A.				04.866.462/0001-47
BBD Participações S.A
07.838.611/0001-52	Brazilian-SP	No	Yes	03/16/2011
136,552,446	53.700000	0	0.000000	136,552,446	26.070000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000

Reference Form – 2011 – BANCO BRADESCO S.A.

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15.1 / 15.2 – Share ownership

Fundação Bradesco
60.701.521/0001-06	Brazilian-São Paulo	No	Yes	03/16/2011
117,742,937	46.300000	269,460,629	100.000000	387,203,566	73.930000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
OTHER
0	0.000000	0	0.000000	0	0.000000
TOTAL
254,295,383	100.000000	269,460,629	100.000000	523,756,012	100.000000

Reference Form – 2011 – BANCO BRADESCO S.A.

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15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
OTHER
1	100.000000	0	0.000000	1	100.000000
TOTAL
1	100.000000	0	0.000000	1	100.000000

Reference Form – 2011 – BANCO BRADESCO S.A.

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15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
BBD Participações S.A				07.838.611/0001-52
Shares in Treasury
		No	No
41,931,210	23.800000	18,852,212	14.190000	60,783,422	19.670000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
Lázaro de Mello Brandão
004.637.528-72	Brazilian-SP	No	Yes
10,997,761	6.240000	0	0.000000	10,997,761	3.550000
Type of share	Shares – quantity (units)	Shares %
TOTAL	0	0.000000
OUTROS
123,277,328	69,960000	114,018,399	85.810000	237,295,727	76.780000
TOTAL
176,206,299	100.000000	132,870,611	100.000000	309,076,910	100.000000

Reference Form – 2011 – BANCO BRADESCO S.A.

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15.1 / 15.2 – Share ownership

CONTROLLING / INVESTOR
SHAREHOLDER
Shareholder tax no. (CPF/CNPJ)	Nationality-state	Party to shareholder agreement	Controlling shareholder	Latest alteration
Details of shares (units)
Common shares -quantity (units)	Common shares %	Common shares -quantity (units)	Preferred shares %	Total shares – quantity (units)	Total shares %
CONTROLLING / INVESTOR				Shareholder tax no. (CPF/CNPJ)	Share capital
Fundação Bradesco				60.701.521/0001-06
OTHER
1	100.000000	0	0.000000	1	100.000000
TOTAL
1	100.000000	0	0.000000	1	100.000000

Reference Form – 2011 – BANCO BRADESCO S.A.

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15.3 – Distribution of capital

Date of most recent meeting	03/10/2011
Personal shareholders – quantity (unit)	341,208
Corporate shareholders – quantity (unit)	36,385
Institutional investors – quantity (units)	1,477

Float shares

Float shares corresponding to all issuer's shares except those of the controlling block and its related persons, the issuer's officers and shares held in Treasury

Common – Quantity (units)	649,979,603	34.550900%
Preferred – Quantity (units)	1,842,476,561	97.940200%
Preferred Class A	0	0.000000%
Total	2,492,456,164	66.245600%

Reference Form – 2011 – BANCO BRADESCO S.A.

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15.4 – Shareholders

See item 8.1.a in this Reference Form.

Reference Form – 2011 – BANCO BRADESCO S.A.

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15.5 – Shareholders agreement filed at the headquarters of the issuer or that the controlling block is party to

There are no Shareholders' Agreements filed at the headquarters of the issuer or any agreements which the controlling are parties to, regulating the exercise of voting rights or transfer of the issuer's shares.

Reference Form – 2011 – BANCO BRADESCO S.A.

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15.6 – Significant alterations in equities of members of the issuer's controlling group and management

There were no significant alterations in the equities of members of the controlling group or of the issuer's management.

Reference Form – 2011 – BANCO BRADESCO S.A.

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15.7 – Other material information

Item 15: 1/2

We are reporting that all other shareholders of BBD Participações S.A. are individuals and none of them alone owns more than 3.5% of total capital.

Fundação Bradesco is a member of the controlling shareholder block of Banco Bradesco S.A. As it is classed as an "entity of public utility" it has no shareholders to be identified. Bradesco's management (board of directors and officers) sit on Fundação Bradesco's board of governors, which is its highest decision making body.

On March 16, 2011, Companhia Capital Research and Management reduced the holding it manages in Bradesco's preferred shares ("PN preferred shares") from 10.18% to 5.16%, and thereafter managed a total of 97,147,278 PN preferred shares (partly in American Depositary Receipts or ADRs and partly in subscription receipts).

Reference Form – 2011 – BANCO BRADESCO S.A.

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16.1 – Description of the issuer's rules, policies and practices for transactions with related parties

Bradesco's Related Party Transactions policy consolidates the company's procedures for the above-mentioned transactions pursuant to rules issued by regulatory bodies, thus lending transparency to the process for our shareholders, investors and the market in general, and ensuring strict alignment with the organization's interests in line with best practices for corporate governance.

Therefore the following related party transactions are not allowed:

in non-market conditions ;
contracts for services to be provided by related parties that are based on revenue/invoicing; and
providing loans or advances to the following:
o	directors or officers, members of advisory councils, the board of directors, or members of the fiscal council or similar bodies;
o	relatives of the above-mentioned persons up to the second degree of kinship;
o	persons or entities holding more than 10% (ten percent) of Bradesco's capital, unless specifically authorized by the Central Bank of Brazil in each case, for transactions collateralized by commercial effects resulting from purchase and sale transactions or attachment of goods within limits of a general nature set by the National Monetary Council;
o	legal entities in which Bradesco holds more than 10% (ten percent) of capital; and
o	legal entities if more than 10% (ten percent) of their capital is held by any Bradesco director or officer, or their spouses or relatives to the second degree of kinship.

Reference Form – 2011 – BANCO BRADESCO S.A.

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16.2 – Information on transactions with related parties

Related party	Date transaction	Amount involved (Brazilian reais)	Current balance	Amount (Brazilian reais)	Duration	Loan or other type of debt	Interest rate charged
Bradesplan Participações Ltda.	10/22/2008	120,000,000.00	R$ 99,973,000.00 on 03/31/2010	Not applicable	36 months (maturity 10.24.2011)	YES	6.000000

Relation to issuer	Subsidiary
Contract purpose

Loan made to Companhia Braxis S.A.,  balance due to be adjusted at IGP-M plus 6% p.a. which will be paid as follows: R$ 4,800,000.00 in 6 equal monthly installments in the amount of R$ 800,000.00, starting on 09.24.2009 and R$ 106,741,753.05 in 25 equal monthly installments in the amount of R$ 4,269,670.12 starting on 10.24.2009.  The loan agreement was transferred to União Participações Ltda. on 04.14.2010 through a capital increase.

Guarantee and insurance

As guarantee for the obligations assumed in this contract, the borrower will assign creditor receivables arising from services contracts with customers in the minimum volume to cover 100% of principal and interest on each of the loans disbursed, including the first loan, by means of a specific instrument.

Rescission or extinction

On failure to pay when due. In the event of bankruptcy, state of liquidation suspension of activities for more than 30 days or protest of any obligations. Failure to fulfill any obligation during contract period. Arising from sale, merger, absorption or any process of reorganization or disposition of assets.

Nature of transaction and reason	Intra-company ( IGPM rate plus 6% p.a.)
União Participações Ltda	10/22/2008	120,000,000.00	R$ 37,218,000.00 on 12.31.2010	Not applicable	36 months (maturity 10.24.2011)	YES	2.000000
Relation to issuer	Subsidiary
Contract purpose

Loan made to Companhia Braxis S.A.,  balance due to be adjusted at CDI plus 2% pa which will be paid as follows: R$ 45,000,000.00 paid 10.20.2010 and the remaining R$ 41,679,193.34 in 18 successive equal installments due on the 20th of each month. Loan agreement transferred from Bradesplan Participações Ltda on 04.14.2010.

Guarantee and insurance

As guarantee for the obligations assumed in this contract, the borrower will assign creditor receivables arising from services contracts with customers in the minimum volume to cover 100% of principal and interest on each of the loans disbursed, including the first loan, by means of a specific instrument.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

16.2 – Information on transactions with related parties

Rescission or extinction

On failure to pay when due. In the event of bankruptcy, state of liquidation suspension of activities for more than 30 days or protest of any obligations. Failure to fulfill any obligation during contract period. Arising from sale, merger, absorption or any process of reorganization or disposition of assets.

Nature of transaction and reason	Intra-company ( CDI rate plus 2% p.a.)
CBSS (Visa Vale)	12/16/2007	2,226,893,000.00	R$ 556,726,000.00 on 12.31.2010	Not applicable	48 months (maturity 12.15.2011)	NO	0.000000
Relation to issuer	Shared control
Contract purpose	Administering / issuing magnetic cards and providing amounts in Brazilian reais as predetermined by Contractor.
Guarantee and insurance

The services contract between Banco Bradesco S.A. and CBSS (Visa Vale) does not contain anything that could cause any kind of "conflict of interest". Remuneration paid Processor depends on credits made on members of staff cards  at rates and conditions  similar to those for other parties in effect on transaction dates.

Rescission or extinction

Valid for 48 months, may be prorogued for 24 months by agreement between parties.  May be terminated at any time by either party giving written notice to the other party at least 30 days in advance. There is no guarantee or insurance related to the contract.

Nature of transaction and reason
Fidelity Processadora e Serviços	02/22/2007	42,086,000.00	42,086,000.00	Not gauged since varies depending on volume of services delivered	Indefinite	NO	0.000000
Relation to issuer	Shared control
Contract purpose

The purpose of the contract is for Fidelity Processadora e Serviços to provide serviços to Banco Bradesco S.A and its related companies consisting of outbound and inbound telemarketing services for Banco Bradesco customers, including all physical infrastructure and part of the technology infrastructure, through its own employees and at its facilities, in order to provide contact-center services.

Guarantee and insurance

Fidelity Processadora e Serviços agrees to provide services within the parameters of quality set forth in the Service Level Agreement and to do so without interruption or adverse effect on services. If during the ordinary course of service provision, disputes arise between the Bank and Processor related to quality and performance under their Service Level Agreement, and they cannot be resolved by the Processer's service managers, they shall be submitted to the Operational Advisory Committee.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

16.2 – Information on transactions with related parties

Rescission or extinction	Renewable every 12 months, signed 60 days prior to expiration.
Nature of transaction and reason
Crediare S.A. Crédito Financiamento e Investimento	12/30/2010	177,885,000.00	177,885,000.00		Maturity/due 01/03/2011	NO	0.000000
Relation to issuer	Joint venture
Contract purpose	Inter-financial deposits - CDI floating rate
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason
Visa Vale - Cia. Brasileira de Soluções e Serviços	1/4/2010	7,425,000.00	7,425,000.00	No applicable	Indefinite	NO	0.000000
Relation to issuer	Subsidiary
Contract purpose

Sale of  CBSS Goods and Services  using  operating system, as well as promotion and marketing of CBSS products and services through Bradesco's network of affiliates and branches,  analyzing and monitoring the credit situation and any settlement of customer debts in transactions in which  the terms of payment   agreed are installments.

Guarantee and insurance	Not applicable
Rescission or extinction

The agreement may be immediately cancelled by the innocent party simply notifying the other in the event of default or breach of any term or condition agreed herein, provided that the defaulting or breaching party fails to fulfill or regularize its obligation within 10 (ten) days of receiving notification from the innocent party requiring the measure, or in the event of bankruptcy, judicial or extra judicial liquidation, commencement of proceedings for extrajudicial recovery, or if this agreement be suspended by a competent authority or entity.

Nature of transaction and reason
Deposits - Cidade de Deus Companhia Comercial de Participações	12/31/2010	30,341,000.00	30,341,000.00	Not applicable	Indefinite	NO	0.000000
Relation to issuer	Controlling shareholder
Contract purpose	Deposits
Guarantee and insurance	Not applicable

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

16.2 – Information on transactions with related parties

Rescission or extinction	Not applicable
Nature of transaction and reason
Visa Vale - Cia. Brasileira de Soluções e Serviços	01/29/2010	46,244,000.00	46,244,000.00	Not applicable	Maturity / due 11/20/2012	NO	0.000000
Relation to issuer	Subsidiary
Contract purpose	Bond / debenture issue proceeds
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason
Cidade de Deus Companhia Comercial de Participações	03/25/2002	183,044,000.00	183,044,000.00	Not applicable	Maturity / due 03/25/.2012	NO	0.000000
Relation to issuer	Controlling shareholder
Contract purpose	Subordinated debt
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason
Subordinated debt - Fundação Bradesco	03/25/2002	78,620,000.00	78,620,000.00	Not applicable	Maturity / due 03/25/2012	NO	0.000000
Relation to issuer	Controlling shareholder
Contract purpose	Subordinated debt
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

16.2 – Information on transactions with related parties

Dividends and bonuses receivable - Cidade de Deus Companhia Comercial de Participações	12/31/2010	515,598,000.00	515,598,000.00	Not applicable	Indefinite	NO	0.000000
Relation to issuer	Controlling shareholder
Contract purpose	Dividends and bonuses receivable
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason
Fundação Bradesco	12/31/2010	196,305,000.00	196,305,000.00	Not applicable	Indefinite	NO	0.000000
Relation to issuer	Controlling shareholder
Contract purpose	Dividends and bonuses receivable
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason
Cia. Brasileira de Meios de Pagamento (Cielo)	07/10/2003	12,033,000.00	12,033,000.00	Not applicable	Maturity / due 06/15/2011	NO	0.000000
Relation to issuer	Subsidiary
Contract purpose

Funding and liquidity management activities involve two Special Purpose Entities (SPEs), International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, which are funded with long-term obligations paid through future cash flows from the corresponding assets, which comprise:

(i) current and future flows of money orders sent by individuals and companies located abroad to beneficiaries in Brazil, for which the Bank acts as payer, and
(ii) current and future flows of credit card receivables arising from spends made in Brazil by holders of credit cards issued outside Brazil.

Guarantee and insurance	Not applicable

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

16.2 – Information on transactions with related parties

Rescission or extinction

If any early maturity event takes place, and if Trustee is thus instructed by the controlling group of this series, the Trustee may provide written notification to the SPE, each rating agency of said series, Visanet, and each of the banks, and may declare early maturity of securities thus making them immediately due, and may ask the banks to make payment within two days of receiving said notification, at repurchase price corresponding to said series and the latter's percentages.

Nature of transaction and reason
Crediare S.A. Crédito Financiamento e Investimento	12/30/2010	1,400,000.00	1,400,000.00	Not applicable	01.03.2011	NO	0.000000
Relation to issuer	Joint venture
Contract purpose	Repurchase agreement- LFT
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason
Dividends and bonuses receivable - Crediare S.A. Crédito Financiamento e Investimento	12/31/2010	3,059,000.00	3,059,000.00	Not applicable	Indefinite	NO	0.000000
Relation to issuer	Joint venture
Contract purpose	Dividends and bonuses receivable
Guarantee and insurance	Not applicable
Rescission or extinction	Not applicable
Nature of transaction and reason

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

16.3 – Identification of measures taken to address conflicts of interest and demonstration of a strictly commutative character of conditions agreed or appropriate compensation payment

Transactions shown in item 16.2, and related parties involving controlling shareholders, subsidiaries and shared-control subsidiaries, are conducted on the basis of usual market values and fees under arm's length conditions, or with compensatory payment, and therefore do not generate any benefit or loss for either party.

Management has internal control structure to ensure that transactions are conducted under similar conditions to those that may be conducted with unrelated parties.

If there are violations of the provisions in item 16.1, cases will be forwarded to the Ethical Conduct Committee, which reports to the board of directors, and it will apply the appropriate penalties, and advise that such violations are offenses and that persons responsible will be subject to penalties under current legislation.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

17.1 – Information on share capital

Date of authorization or approval	Capital (BRL)	Period to be paid in	Common shares – quantity (units)	Preferred shares – quantity (units)	Total shares – quantity (units)
Type of capital	Capital issued
03/10/02011	30,100,000,000.00		1,912,397,390	1,912,397,191	3,824,794,581

Type of capital	Capital subscribed
03/10/2011	30,100,000,000.00		1,912,397,390	1,912,397,191	3,824,794,581

Type of capital	Paid-up capital
03/10/02011	30,100,000,000.00		1,912,397,390	1,912,397,191	3,824,794,581

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

17.2 – Share capital increases

Date of resolution	Body deciding increase	Issue date	Total issue (BRL)	Type of increase	Common (units)	Preferred (units)	Total shares (units)	Subscription/previous capital	Issue price	Quotation factor
01/04/2008	General Meeting	01/04/2008	1,200,000,000.00	Private	13,953,489	13,953,488	27,906,977	1,38244102	43.00	R$ per unit

Criteria for setting issue price

The issue price was set based on Paragraph 1, Article 170 of Law 6404/76, predominantly the weighted average share price in the market, bearing in mind their high level of tradability. The purpose of setting it below market price was to leave room for the normal course of trading, while providing conditions for pricing subscription rights.

Means of paying		Money
12/17/2010	General Meeting	12/17/2010	1,500,000,000.00	Private	31,172,072	31,172,068	62,344,140	1.65700893	24.06	R$ per unit

Criteria for setting issue price

The issue price was set based on Paragraph 1, Article 170 of Law 6404/76, predominantly the weighted average share price in the market, bearing in mind their high level of tradability. The purpose of setting it below market price was to leave room for the normal course of trading, while providing conditions for pricing subscription rights.

The issue price was set at a 20% discount off the weighted average share price of common shares (R$ 26.36 per share) and preferred shares (R $ 33.79 per share) in the period from 08.23 to 11.18.2010, resulting in a weighted average price of R$ 24.06. The above-mentioned discount was based on the Brazilian stock market's volatility and aimed to encourage all shareholders to adhere to the rights subscription.

Means of paying

Money;

Type of increase Compensation for supplementary interest on shareholder equity mentioned   previously. In this case, the exercise of subscription rights to shares does not involve disbursement of new funds by shareholders registered with the Bank as of 12.06.2010, the proposed declaration of the aforementioned Interest on shreholder equity.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

17.3 – Information on splits, unbundling, grouping and bonuses

Approval date	Quantity shares prior to approval (units)			Quantity shares after approval (units)
	Quantity common shares	Quantity preferred shares	Total quantity shares	Quantity common shares	Quantity preferred shares	Total quantity shares
Bonus
03/24/2008	1,023,290,519	1,023,290,414	2,046,580,933	1,534,934,979	1,534,934,821	3,069,869,800
Split
03/10/2009	30,698,700	30,698,696	61,397,396	1,534,934,979	1,534,934,821	3,069,869,800
Reverse Split
03/10/2009	1,534,934,979	1,534,934,821	3,069,869,800	30,698,700	30,698,696	61,397,396
Bonus
12/18/2009	1,557,766,368	1,557,766,207	3,115,532,575	1,713,543,005	1,713,542,828	3,427,085,833
Bonus
06/10/2010	1,710,204,835	1,710,204,658	3,420,409,493	1,881,225,318	1,881,225,123	3,762,450,441

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

17.4 – Information on reductions of share capital

Reason for not filling out table:

In the fiscal years 2008, 2009 and 2010 and the first quarter of 2011, there was no reduction of capital of the Company.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

17.5 – Other material information

The process of the Extraordinary General Meeting of 12.17.2010 in relation to the capital increase of R$ 1,500,000,000.00, increasing capital from R$ 28,500,000,000.00 to R$ 30,000,000,000.00 by issuing 62,344,140 new nominal book-entry, no par value shares, of which 31,172,072 common shares and 31,172,068 preferred, at a price of R$ 24.06 per share, for private subscription by shareholders, was forwarded to the Central Bank of Brazil together with the ratification general meeting held on March 10th, 2011 at 4:30 p.m., the process for which was dispatched on March 18th, 2011, with official filing document dated March 21st, 2011.

Table showing Bradesco's other capital changing:

2008	2009	2010	2011
-

EGM of 10.29.2009

Bradesco's capital increase in the amount of R$ 1,368,183,000.00, raised share capital from R$ 23,000,000,000.00 to R$ 24,368,183,000.00 by issuing 45,662,775 new nominal book-entry no par value shares, of which 22,831,389 common shares and 22,831,386 preferred shares, in the proportion of 0.049401676 Bradesco share fraction for each share issued by Ibi Participações.

EGM of 03.10.2010

The Extraordinary General Meeting held on December 18th, 2009, cancelled 6,676,340 registered book-entry shares with no par value, held in treasury, of which 3,338,170 were common shares and 3,338,170 preferred shares, including the 10% bonus in the total.

EGM of 10.3.2011

Capital increase of R$ 100,000,000.00, raising capital to R$ 30,100,000,000.00 by capitalizing balances of the accounts "Capital reserve - Income tax incentives " - R$ 2,103,103.08; "Capital Reserve - Share Premium " - R$ 56,464,874.67; "Capital Reserve - Current Valuation Equity Securities" - R$ 4,033,256.88; "Capital Reserve - Share Fractions" - R$ 12,474.50; and part of the balance of the account "Income Reserve - Legal Reserve from 1996 to 2001" - R $ 37,386,290.87, without stock issue, in accordance with Paragraph 1, Article 169 of Law 6404/76, in order to comply with National Monetary Council Resolution 3605 of 08.29.2008.

-	EGM of 10.29.2009 Bradesco capital increase of R$ 131,817,000.00, raising capital from R$ 24,368,183,000.00 to R$ 24,500,000,000.00 by capitalizing reserves, without issuing shares.	EGM 06.10.2010 Capitalization of part of the balance of the "Income Reserve - Statutory Reserve" account in the amount of R$ 2,000,000,000.00, complying with Article 169 of Law 6.404/76, with bonus in shares.	-
-

EGM of 12.18.2009

Bradesco capital increase from R$ 24,500,000,000.00 to R$ 26,500,000,000.00 by capitalizing part of the balance of the "Income Reserve - Statutory Reserve" account in the amount of R$ 2,000,000,000.00 and 10% bonus in shares, with the consequent issue of 311,553,258 new shares, of which 155,776,637 common and 155,776,621 preferred.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

18.1 – Shareholder rights

Type of shares or CDA	Common
Tag along	100,000,000
Dividend rights

Minimum mandatory dividend - Pursuant to item III of Article 30 of Bradesco's bylaws, shareholders are assured 30% of net income, each year, as a minimum mandatory dividend, adjusted for any decrease or increase of the amounts specified in items I, II and III of Article 202 of Law No. 6404/76. Therefore this percentage is above the minimum of 25% set by § 2 of Article 202 of Law 6404/76.

Interim dividends – On approval from the Board of Directors, management is authorized to declare and pay semi-annual and monthly interim dividends to the existing Retained Earnings or Income Reserve accounts. It may also authorize payment of interest on own capital in total or partial substitution of interim dividends.
"PN" shareholders – Dividends paid holders of preferred shares shall be 10% higher than those paid common shares.

Voting right	Full
Convertibility	No
Capital reimbursement rights	Yes
Description of characteristics of capital reimbursement	Only preferred shares have priority in reimbursement of capital in the event of the Company being liquidated.

Restriction on circulation	Nothing to declare
Conditions for altering the rights assured by these securities	None

Other relevant characteristics	There are no further characteristics that we believe to be significant.
Type of shares or CDA	Preferred
Tag along	80,000,000
Dividend rights

Minimum mandatory dividend - Pursuant to item III of Article 30 of Bradesco's bylaws, shareholders are assured 30% of net income, each year, as a minimum mandatory dividend, adjusted for any decrease or increase of the amounts specified in items I, II and III of Article 202 of Law No. 6404/76. Therefore this percentage is above the minimum of 25% set by § 2 of Article 202 of Law 6404/76.

Interim dividends – On approval from the Board of Directors, management is authorized to declare and pay semi-annual and monthly interim dividends to the existing Retained Earnings or Income Reserve accounts. It may also authorize payment of interest on own capital in total or partial substitution of interim dividends.
"PN" shareholders – Dividends paid holders of preferred shares shall be 10% higher than those paid common shares.

Voting right	No right
Convertibility	No
Right to reimbursement of capital	Yes
Description of characteristics of capital reimbursement	Preferred shares have priority in reimbursement of share capital in the event of liquidation.
Restriction on circulation	Nothing to declare
Conditions for altering the rights assured by these securities

In accordance with Paragraph 1 of Article 111 of Law 6404/76, non-voting preferred shares acquire this right if the company, for the period stipulated in its bylaws, not exceeding three consecutive years, fails to pay the fixed or minimum dividends to which they are entitled, and they shall retain this right until a payment is made, if such dividends are not cumulative, or until cumulative arrears are paid.

Other relevant characteristics	There are no further characteristics that we believe to be significant.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

18.2 – Description of any statutory rules restricting voting rights of significant shareholders or obliging them to make public offering

There were no statutory rules that limit the voting rights of significant shareholders or oblige them to make public offering.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

18.3 – Description of exceptions and suspensive clauses relating to ownership or rights stipulated in bylaws

There were no exceptions and suspensive clauses relating to political or economic rights stipulated in the Company's Bylaws.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

18.4 – Trading volume and highest and lowest prices of securities traded

Reporting period	12/31/2010
Quarter	Security	Type	Class	Market	Administrative entity	Financial volume traded (BRL)	Highest quotation (BRL)	Lowest quotation (BRL)	Quotation factor
03/31/2010	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	570,052,718	25.60	21.89	R$ per unit
06/30/2010	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	881,964,952	24.62	20.45	R$ per unit
09/30/2010	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	1,044,781,230	26.93	20.81	R$ per unit
12/31/2010	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	1,432,102,346	28.98	24.75	R$ per unit
03/31/2010	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	7,640,946,436	31.31	26.63	R$ per unit
06/30/2010	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	7,693,974,992	30.75	25.43	R$ per unit
09/30/2010	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	8,970,538,602	33.81	25.40	R$ per unit
12/31/2010	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	10,051,206,137	37.04	31.70	R$ per unit

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

18.4 – Trading volume and highest and lowest prices of securities traded

Reporting period	12/31/2009
Quarter	Security	Type	Class	Market	Administrative entity	Financial volume traded (BRL)	Highest quotation (BRL)	Lowest quotation (BRL)	Quotation factor
03/31/2009	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	160,554,594	17.79	13.85	R$ per unit
06/30/2009	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	717,369,064	21.10	15.87	R$ per unit
09/30/2009	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	1,164,744,014	24.36	18.09	R$ per unit
12/31/2009	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	1,244,327,568	25.89	22.46	R$ per unit
03/31/2009	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	8,176,688,934	21.03	15.90	R$ per unit
06/30/2009	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	9,419,339,590	25.84	18.74	R$ per unit
09/30/2009	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	9,023,354,022	29.38	21.87	R$ per unit
12/31/2009	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	9,794,905,328	31.85	27.70	R$ per unit

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

18.4 – Trading volume and highest and lowest prices of securities traded

Reporting period	12/31/2008
Quarter	Security	Type	Class	Market	Administrative entity	Financial volume traded (BRL)	Highest quotation (BRL)	Lowest quotation (BRL)	Quotation factor
03/31/2008	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	184,678,477	28.23	22.03	R$ per unit
06/30/2008	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	1,571,733,499	28.99	23.54	R$ per unit
09/30/2008	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	382,904,526	24.97	18.64	R$ per unit
12/31/2008	Shares	Common		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	1,037,626,574	22.45	13.35	R$ per unit
03/31/2008	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	10,046,389,152	31.13	23.85	R$ per unit
06/30/2008	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	10,892,057,488	34.16	26.50	R$ per unit
09/30/2008	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	10,343,480,060	28.68	21.21	R$ per unit
12/31/2008	Shares	Preferred		St Ex	BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros	9,213,237,582	25.68	15.60	R$ per unit

Reference Form – 2011 – BANCO BRADESCO S.A.

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	VISA Cashflow Securitization - 2003 - 1
Issue date	07/10/2003
Maturity date	06/15/2011
Quantity (Units)	1
Total amount (BRL)	35,960,419.41
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.
Security	Subscription Warrant
Security identification	VISA Cashflow Securitization - 2003 - 2
Issue date	07/10/2003
Maturity date	06/15/2011
Quantity (Units)	1
Total amount (BRL)	8,733,072.60
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No

Reference Form – 2011 – BANCO BRADESCO S.A.

18.5 – Description of other securities issued

Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.
Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	12/17/2001
Maturity date	12/15/2011
Quantity (Units)	1
Total amount (BRL)	249,930,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Reference Form – 2011 – BANCO BRADESCO S.A.

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	10/24/2003
Maturity date	10/24/2013
Quantity (Units)	1
Total amount (BRL)	833,100,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Reference Form – 2011 – BANCO BRADESCO S.A.

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	04/15/2004
Maturity date	04/15/2014
Quantity (Units)	1
Total amount (BRL)	501,300,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Characteristics of securities are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Reference Form – 2011 – BANCO BRADESCO S.A.

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	09/29/2009
Maturity date	09/29/2019
Quantity (Units)	1
Total amount (BRL)	1,249,650,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	No
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Reference Form – 2011 – BANCO BRADESCO S.A.

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	08/16/2010
Maturity date	01/16/2021
Quantity (Units)	1
Total amount (BRL)	1,832,820,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only.
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Reference Form – 2011 – BANCO BRADESCO S.A.

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	Subordinate Debt
Issue date	01/13/2011
Maturity date	01/16/2021
Quantity (Units)	1
Total amount (BRL)	835,050,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Reference Form – 2011 – BANCO BRADESCO S.A.

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Serie 51
Issue date	03/23/2010
Maturity date	03/23/2015
Quantity (Units)	1
Total amount (BRL)	1,249,650,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Reference Form – 2011 – BANCO BRADESCO S.A.

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Serie 52
Issue date	04/22/2010
Maturity date	04/22/2013
Quantity (Units)	1
Total amount (BRL)	416,550,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Reference Form – 2011 – BANCO BRADESCO S.A.

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Serie 53
Issue date	05/16/2011
Maturity date	05/16/2016
Quantity (Units)	1
Total amount (BRL)	815,850,000.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Reference Form – 2011 – BANCO BRADESCO S.A.

18.5 – Description of other securities issued

Security	Subscription Warrant
Security identification	Global Medium – Term Note – Serie 54
Issue date	05/16/2011
Maturity date	05/16/2014
Quantity (Units)	1
Total amount (BRL)	1,386,945.00
Restriction on circulation	Yes
Description of restriction	Securities may be purchased by qualified institutional investors only
Convertibility	No
Possibility redemption	Yes
Redemption cases and value	Redemption cases and value are described in item 18.10.
Characteristics of securities	Characteristics of securities are described in item 18.10.
Conditions for altering rights guaranteed by these securities	Conditions for altering rights are described in item 18.10.
Other material characteristics	Other material characteristics are described in item 18.10.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

18.6 – Brazilian markets in which securities are admitted to trading

Bradesco's shares are admitted to trading on the BM&FBOVESPA.

Bradesco's shares are part of all the stock exchange's indices in which financial sector stock shares may be listed (in addition to the Ibovespa index), such as: the Corporate Sustainability Index (locally ISE); Special Tag Along Stocks Index - (ITAG), the Special Corporate Governance Stock Index (IGC), the Brasil – IBrX and IBrX50 indices - (most actively traded stocks), and the Mid-Large Cap index (MLCX). Internationally, Bradesco is part of the of the New York Stock Exchange's Dow Jones Sustainability World Index and the Madrid Stock Exchange's FTSE Latibex Brasil index.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

18.7 - Information on class and type of securities admitted to trading on foreign markets

In relation to each class and type of securities admitted to trading on foreign markets, indicate:

ADR – BBD

a.	Country: United States of America
b.	Market: Secondary
c.	Entity managing market on which securities are admitted to trading: New York Stock Exchange (NYSE)
d.	Date admitted to trading: 10.01.2001
e.	Trading segment, if applicable: Stock Exchange
f.	Date listed in trading segment: 11.21.2001
g.	Foreign trading as a percentage of total trading volume for each class and type of share in the last period: 66%
h.	Depositary receipts on foreign exchanges as a proportion of each class and type of share, if applicable: 1:1 (one ADR per preferred share)
i.	Depositary bank, if applicable: The Bank of New York Mellon
j.	Custody institution, if applicable: Banco Bradesco S.A.

GDR – XBBDC

a.	Country: Spain
b.	Market: Secondary
c.	Entity managing market on which securities are admitted to trading: Latibex
d.	Date admitted to trading: 02.16.2001
e.	Trading segment, if applicable:
f.	Date listed in trading segment: 02.16.2001
g.	Foreign trading as a percentage of total trading volume for each class and type of share in the last period:
0.06%
h.	Depositary receipts on foreign exchanges as a proportion of each class and type of share, if applicable: 1:1 (one ADR per preferred share)
i.	Depositary bank, if applicable: Iberclear
j.	Custody institution, if applicable: CBLC

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

18.8 – Public offerings of distribution made by the issuer or by third parties, including controlling block and associated companies or subsidiaries, in relation to issuer's securities

Banco Bradesco

On December 17th, 2010, resolutions were submitted to shareholders to vote a capital increase with new share subscription, which were approved at the Extraordinary General Meeting of March 10th, 2011, for a R$ 1,500 million capital increase through the issue of 62,344,140 new shares, of which 31,172,072 were common and 31,172,068 preferred shares, at a price per share of R$ 24.06. These transactions were approved by the Central Bank on March 18, 2011.

Laboratório Fleury (Other investments)

On December 15, 2009, Laboratório Fleury held an Initial Public Offering (IPO) for the following amounts, in which the Bradesco affiliate Integritas Participações had its holding altered from 97.38% to 70.95%.

  Shares offered – quantity: totaling 39,389,570 shares, including a supplementary lot of 5,137,770 shares.
  Price per share: R$ 16.00
  Total value of distribution: R$ 630,233,120.00

CETIP (Other investments)

In the fourth quarter of 2009, Bradesco disposed of part of its interest in CETIP through a process related to the Initial Public Offering (IPO).

  Shares offered – quantity: totaling 67,797,926 shares, including a supplementary lot of 8,843,108 shares.
  Price per share: R$ 13.00
  Total value of distribution: R$ 881,373,038.00

Cielo (formerly VisaNet Brasil) (Jointly controlled company)

On June 30, 2009, Bradesco disposed of part of its interest in Cielo (formerly VisaNet Brasil) through a process relating to the Initial Public Offering (IPO); and on July 3, 2009, in light of the closure of Public Offering of shares of Cielo (formerly VisaNet Brasil), Bradesco sold a supplementary lot of shares, representing 2.2% of Cielo's share capital.

  Shares offered – quantity: totaling 559,813,928 shares, including a supplementary lot of 71,651,149 shares.
  Price per share: R$ 15.00
  Total value of distribution: R$ 8,397,208,920.00

Visa Inc. (Other investments)

On March 31st, 2008, Bradesco disposed of part of its holding in the capital of Visa Inc. through a process relating to an Initial Public Offering (IPO) in the United States of America.

Banco Bradesco

On January 04, 2008, an Extraordinary General Meeting voted a R$ 1,200 million capital increase by issuing 27,906,977 new shares, of which 13,953,489 were common shares and 13,953,488 preferred. These transactions were approved by the Central Bank on March 27, 2008.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

18.9 - Description of issuer's public bids for other companies' shares

Bradesco has not made any bids for other companies' shares.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

18.10 – Other material information

For further comparison purposes in item 18.4, the highest and lowest stock prices were adjusted depending on corporate events taking place in the periods.

Highest and lowest shares prices (without adjustments) for these periods are shown below.

Common Shares			Preferred Shares
Date	Minimum	Maximum	Date	Minimum	Maximum
1T2008	40.01	51.36	1T2008	43.46	56.86
2T2008	28.50	45.20	2T2008	32.20	51.90
3T2008	22.57	30.24	3T2008	25.77	34.85
4T2008	16.16	27.19	4T2008	18.95	31.20
1T2009	16.77	21.54	1T2009	19.32	25.55
2T2009	19.22	25.55	2T2009	22.77	31.39
3T2009	21.91	29.50	3T2009	26.57	35.70
4T2009	27.20	31.35	4T2009	33.65	38.70
1T2010	24.10	31.00	1T2010	29.41	38.04
2T2010	22.51	27.10	2T2010	28.09	33.96
3T2010	22.91	26.95	3T2010	28.06	33.95
4T2010	24.77	29.00	4T2010	31.70	37.19

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

18.10 – Other material information

Supplement to item 18.5: Describe securities issued other than shares, stating:

I.	a) Security: Securitization of flow VISA – 2003 – 1

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$400 million that may be divided into minimum portions of US$ 250,000.00 and multiples of US$ 1,000.00 thereafter	21,582,294.69(1)	07/10/2003	06/15/2011	The securities may be purchased only by qualified institutional investors	Not convertible

(1) Value corresponding to Banco Bradesco's percentage of principal on base date 12.31.2010. The original total value on the date of agreeing the transaction is US$ 400 million, which was shared between Bradesco and Banco do Brasil in the proportion of 55.381512% and 44.618488%.

G.I) POSSIBILITY OF REDEMPTION:

Optional Redemption:

The designated banks, together, may at any time (including on the occurrence of a Tax Event), by delivering irrevocable notice not less than 30 days in advance to Visanet, Brazilian Merchant Voucher Receivables (“SPC”) and the Trustee (defined below), require the SPC to redeem notes in full at the corresponding Redemption Price. In addition, subject to the rights of other designated banks to take up their percentage interest in the securities, as long as the ratings test is satisfied, any of these banks may at any time (including on the occurrence of a Tax Event) through irrevocable notification in writing not less than 60 days in advance to Visanet, the other designated banks, the SPC and the Trustee, require the SPC to redeem its percentage interest in the securities in full at Percentage Interest and Repurchase Rate on a pro rata basis proportional to the corresponding outstanding notes. Any other series may be redeemed before stipulated final payment date to the extent and in the manner stated in the Indenture. Other than Recovery Premium, no other redemption premium is payable in case of optional redemption of the notes.

"Tax Event" means the occurrence of any event requiring Visanet, the Collections, or any Designated Bank to make additional payments to holders of notes.

Mandatory Redemption:

If any of the "Early Maturity Events" described below takes place, the Series 2003-1 notes will be redeemed in full through by the designated banks making payment at the corresponding Series 2003-1 note redemption price. Any amounts relating to said payment will be used by the Trustee exclusively for Series 2003-1 note redemptions. There will be no payment of redemption premium on mandatory redemption of Series 2003-1 notes.

G. II) FORMULA FOR CALCULATING REDEMPTION VALUE:

"Redemption Price" will be an amount in dollars equal to:

(a)	the outstanding balance of the notes (or in the case of partial redemption, their proportional value);
(b)	accrued and unpaid interest, if any, on the amount redeemed but excluding the redemption date;
(c)	additional unpaid amounts relating to the corresponding series;

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

(d) in cases of optional redemption, the Recovery Premium (or, in the case of partial redemption, proportionate value), is calculated as of the redemption date; and

(e) all other amounts then due and payable under the terms of the transaction documents that would otherwise be payable by Collections.

"Recovery Premium" shall be an amount (not less than zero) equal to present value (compounded on a quarterly basis) of future cash flows of capital and interest on redeemed notes (at the same rate of 5.911% per annum for both series), discounted at an annual rate equal to return on sale (most recently published in The Wall Street Journal's New York edition) of US Treasuries for the maturity date nearest the remaining weighted average life of the notes, calculated at the time of redemption plus 0.50% per annum (or, solely in the case of optional redemption due to a Tax Event, plus 1.25% per annum) less the principal amount of the notes to be redeemed (or part thereof), less in the case of the Series 2003-2 notes, the difference between the principal of these notes (or part thereof) to be redeemed on this date and their cumulative value. To avoid uncertainties, the cumulative value of Series 2003-2 notes shall equal present value (compounded on a quarterly basis) of future cash flows (calculated at the rate of 4.777% per annum), discounted at the rate of 5.911%.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING CONDITIONS FOR EARLY MATURITY:

Maturity: 06/15/2011.

Early maturity:

Early Maturity Events (Defaults):

The Trustee (defined below), if so instructed by the Group Controller of the Series, by notice in writing to the SPC, each rating agency for the series, Visanet and each of the banks, may declare early maturity of the Series 2003-1 notes making them due immediately, and require the banks to pay within two days of receiving the related notification, at the repurchase price corresponding to this series in accordance with its respective percentages for said series, on the occurrence of any of the Early Maturity Events described below:

(a) occurrence of a bankruptcy event in relation to the SPC or Visanet;

(b) if a court of competent jurisdiction proffers a final sentence, decree or order with no appeal against the SPC or Visanet for the payment of over (i) US$ 50,000 to the SPC or (ii) US$ 5,000,000 to Visanet (in each case if not covered by insurance) or, in each case, its equivalent in other currencies, and 60 days have passed since the date of the sentence, ruling or measure without its being fulfilled;

(c) a default of the Servicer (provided that Visanet or one of its affiliates is the Servicer) occurring that could cause a material adverse effect;

(d) the SPC or Visanet become, or are, subject to "investment company" regulations under the United States Investment Company Act of 1940, as amended;

(e) (i) if Visanet were to default (as debtor or guarantor) on payment of principal and interest on outstanding loans for a principal amount of at least US$ 5,000,000 (or its equivalent in another currency) and said default continue beyond any applicable grace period, (a default will not occur should (A) said loan were payable in currencies other than dollars, (B) Visanet were prevented by Brazilian law from making said payment in Brazilian reais from Brazil and (C) Visanet offered to make the scheduled payments due on said loan to the

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

creditor or to an appropriate body in a manner permitted by applicable Brazilian law, until and unless (after this), the holder of said debt had brought legal action (or not halted, or not indicated that it would promptly halt legal proceedings commenced prior to the offer) only as a result of Visanet's failure to pay said debt in the manner then permitted by applicable Brazilian law), or (ii) any other event occurs or condition exists in relation to said loans resulting in acceleration of maturity of this debt;

(f) any authorization, license, permit, registration or approval required by the laws of Brazil, the Cayman Islands or the United States: (i) allow Visanet to legally fulfil and perform its obligations under the transaction documents (individually and/or as Servicer), (ii) allow the SPC to carry out its obligations under the transaction documents or to exercise the express rights assured the SPC under the Sale Agreement and/or Bill of Sale or (iii) to ensure the legality, validity, enforceability or admissibility of evidence in Brazil of the Sale Agreement and/or Bill of Sale, if no longer in full force and effect in any aspect for at least 60 days, the effect of which is reasonably likely to have a material adverse effect;

(g) a government authority of Brazil, the Cayman Islands or the United States takes any legislative, judicial or other measure or action (including requiring collections to be forwarded other than as required under the transaction documents, or declaring a banking moratorium) that intervenes in the transaction documents (including sale of receivables), prevents Visanet from honouring its obligations under the transaction documents, and/or impedes Visanet operating its business or operations or a substantial part of them and said intervention may reasonably have a material adverse effect; it is hereby determined that there shall be no default under this clause due to Visanet being prohibited by applicable Brazilian law from paying any additional amounts from Brazil in any currency other than the Brazilian real;

(h) if there is a final sentence or ruling from a legal action or administrative proceedings against Visanet or the SPC that could have a material adverse effect;

(i) if any representation or warranty made by Visanet (except in its role as Servicer) or by the SPC in any transaction document (i) is false or incorrect in any respect, when it was made, (ii) this false or incorrect statement (or the current circumstances that made that statement false or incorrect) may not be remedied (or may be remedied but is not remedied within 60 days of written notification from the Trustee or any investor) and (iii) this false or incorrect statement may reasonably cause a material adverse effect;

(j) except for payment, transfer or deposit obligations, Visanet (except in its role as Servicer) or the SPC fail to comply or observe any agreement or obligation under the transaction documents, and said failure (i) could reasonably have a material adverse effect and (ii) continue for at least 15 business days after the earlier of the following (A) an authorized representative of Visanet or the SPC, as the case may be, learns of the existence of the above or (B) written notification of said failure is delivered to Visanet or the SPC, depending on the case by the SPC, the Trustee or any investor;

(k) if the SPC no longer has a valid ownership interest in the receivables under all applicable laws, subject only to obligations to the Trustee and obligations for taxes, assessments and other governmental charges payable by the SPC but not yet due:

(l) if the Trustee must cease to have first priority interest in the notes under all applicable laws, in full or in part of the collateral free and clear of any liens other than liens for taxes, assessments and other governmental charges payable by SPC and not yet due:

(m) Visanet intends to sell, assign, convey or otherwise dispose of or grant a security interest on the receivables to any party other than the SPC;

(n) if any of the transaction documents ceases to be in full force and effect (unless said failure results from a bankruptcy, insolvency or similar proceedings being commenced by or against Visa International or said failure relates solely to said transaction document being in full force and effect in relation to a designated

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

bank), provided that said failure relating to a transaction document, which relates only to one or more series shall be a default only in relation to the corresponding series;

(o) Visanet (except in its role as Servicer) fails to make any payment, transfer or deposit under the transaction documents (including payment of additional amounts unless paid when payable from Collections) and said failure continues unremedied for at least five business days (or two business days in relation to deposit of collections in the applicable accounts) as of the date on which said payment, transfer or deposit should be made;

(p) illegality in any Visanet or SPC transaction or operation in any jurisdiction has a material adverse effect;

(q) subject to clause (n), a default shall have occurred in relation to any series for which payment of redemption price had been required;

(r) Visanet should cease to be (i) an authorized purchaser of Merchant Vouchers in Brazil, or (ii) the exclusive purchaser of Merchant Vouchers in Brazil, except (A) any Visanet pre-purchaser, (B) foreign purchasers or (C) any future purchaser authorized under an amendment to the Operating Regulations of Visa and its Bylaws (as amended in the course of time) after the closing date that does not cause a material adverse effect;

(s) Visa International makes payments to Trustee in a currency other than US dollars, unless the rating agency condition has been satisfied within 60 days of said event; or

(t) the occurrence of a default applicable to said Series.

Notwithstanding the foregoing, situations described in items "j" or "o" existing for a period of up to five business days after the applicable grace period shall not amount to default, if said delay or failure could not have been avoided by Visanet exercising reasonable diligence and said delay or failure is caused by force majeure, riot, act of war, terrorism, epidemics, flooding, weather, landslides, fires, earthquakes or similar causes. The first sentence, however, does not absolve Visanet from making its best efforts to fulfil its obligations in good time in accordance with the transaction documents.

H.II) INTEREST:

5.911% p.a.

H.III) GUARANTEE, AND IF COLLATERAL DESCRIPTION OF ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER RECEIVABLE IS SUBORDINATE OR UNSECURED:

Unsecured credit.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN CONNECTION WITH:

. distribution of dividends

None.

. disposal of certain assets

Mergers, consolidations and asset sales, the company must:

(a) preserve and maintain its corporate existence;

(b) preserve and uphold all its rights, franchises and privileges in its incorporation jurisdiction and the operations necessary to meet its obligations under the transaction documents (except, in each case, to the

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

extent that any failure to have these rights, privileges and franchises, could not reasonably be expected to have a material adverse effect); and

c) shall not consolidate or merge with any other Person or convey, transfer or lease all or substantially all of its assets as a whole, whether in a single transaction or a series of related transactions, to any person, unless (in relation to this clause "c"):

(i) the bank ("Predecessor Company") is the continuing entity or person formed by the consolidation or into which the Predecessor Company has merged or which has acquired or leased properties or assets of the Predecessor Company ("Successor Company") is a corporation organized and validly existing under the laws of Brazil or any other country with a long-term rating of unsecured foreign currency debt by each rating agency that is at least as high as Brazil's on the same day; and

(ii) assume (jointly with the Predecessor Company, unless the Predecessor Company ceases to exist as a result of said merger, consolidation or merger) all obligations of the Predecessor Company under the transaction documents immediately after consummation of the transaction, no default or early amortization event must have occurred and be continuing;

(iii) immediately after the consummation of the transaction, neither the Predecessor Company or the Successor Company, as the case may be, shall be in violation or breach of any of its related contractual obligations, agreements, obligations, representations or warranties contained in the transaction documents;

(iv) the Predecessor Company furnishes the Trustee with a legal opinion to (on which it may rely as to matters of fact in a certificate and a legal opinion from each company) stating that said merger, consolidation, sale, transfer or disposition has occurred and is in conformance with the terms of the transaction documents and applicable law; that all preceding conditions relating to this operation were fulfilled; and the Successor Company's assumption of the Predecessor Company's obligations under the transaction documents is sufficient for each of these transaction documents to constitute a legally valid obligation binding the Successor Company, enforceable against it (subject to customary exceptions for bankruptcy) pursuant to its terms;

(v) the Predecessor Company issues notice of transaction to the Trustee, and said notice contains a description of the transaction; and

(vi) the rating agency's condition is fulfilled in relation to the transaction.

. new debts being assumed

None.

. issuing new securities

None.

H.VI) THE TRUSTEE, STATING THE PRINCIPAL TERMS OF THE CONTRACT:

The Bank of New York

The Indenture, document signed between the Bank and Trustee, governs various rights and obligations of the parties with respect to the issuance of notes, said as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of noteholders, amendments to the contract, satisfaction of terms, and segregation of notes and subordination, among others. Services provided by the Trustee consist of reviewing issue documents, establishing administrative and operational procedures for the noteholders' accounts; opening a depositary account for the issue; assistance for closing accounts; monitoring Indenture compliance; receiving and distributing noteholders'

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

remittances and payments; and compiling annual tax reports for the federal tax authority and for noteholders, if applicable.

I) CONDITIONS FOR ALTERING RIGHTS ASSURED BY THESE SECURITIES:

Additional Indenture and Alterations in Notes

Subject to certain exceptions relating to non-economic matters, the SPC and the Trustee may (with the written consent of the designated banks, Visanet and the controlling parties of each series) in the course of time and at any time, agree to an amendment to add any provision or in any way alter or eliminate any of the provisions of the notes or the Indenture, as long as said amendment without the consent of each noteholder does not adversely affect them in the following ways:

(a) reduce the amount of, or delay the date, of distributions to be made, or alter any payment date, or alter the place of payment, or the currency in which any note is payable, or prejudice the right of the Trustee to bring an action for execution of any payment or distribution;

(b) authorize disposition of security interests or any part of the latter;

(c) reduce the percentage of the balance outstanding of any series that is necessary for said alteration, or reduce the percentage required for any waiver or instruction stipulated in the Indenture; or

(d) substantially add to the Trustee's discretionary powers.

J) OTHER RELEVANT CHARACTERISTICS:

All relevant characteristics are described above.

II. a) Security: Securitization of flow VISA – 2003 – 2

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$100 million that may be divided into minimum portions of US$ 250,000.00 and multiples of US$ 1,000.00 thereafter	US$ 5,241,311.13(1)	07/10/2003	06/15/2011	The securities may be purchased only by qualified institutional investors	Not convertible

(1) Value corresponding to Banco Bradesco's percentage of the principal outstanding on base date 12.31.2010. The total original amount of the transaction on the date of agreement is US$ 100 million, which was divided between Bradesco and Banco do Brasil, in the proportions of 55.381512% and 44.618488% respectively.

G.I) POSSIBILITY OF REDEMPTION:

Optional Redemption:

The designated banks, together, at any time (including upon the occurrence of a Tax Event), by giving Visanet, the SPC and the Trustee irrevocable written notification not less than 30 days in advance, may require the SPC to redeem the notes in full at the corresponding Redemption Price. In addition, subject to the rights of other designated banks to take up their percentage interest in the notes, as long as the ratings test is passed, any of these banks may at any time (including on the occurrence of a Tax Event) through irrevocable notification in writing not less than 60 days in advance to Visanet, other designated banks, the SPC and the Trustee, require the SPC to redeem its percentage interest in the notes in full, at the Percentage Interest and Repurchase Price on a pro rata basis proportional to the notes outstanding. Any other series

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may be redeemed before stipulated final payment date to the extent and in the manner stated in the Indenture. Other than the Recovery Premium, no other redemption premium shall be payable in the event of optional redemption of notes.

"Tax Event" means the occurrence of any event requiring Visanet, the Collections, or a Designated Bank to make additional payments to noteholders.

Mandatory Redemption:

If any of the "Early Redemption Events" described below takes place, the Series 2003-02 notes will be redeemed in full through payment by the designated banks at the corresponding redemption price of Series 2003-02 notes. Any amounts relating to said payment will be used by the Trustee exclusively to redeem Series 2003-01 notes. There will be no payment of redemption premium arising from mandatory redemption of Series 2003-2 notes.

G.II) FORMULA FOR CALCULATING REDEMPTION VALUE:

"Redemption Price" will be an amount in dollars equal to:

a) the balance of the notes (or in the case of partial redemption, their proportionate value);

b) unpaid interest charges, if any, accrued on the amount redeemed but excluding redemption date;

c) additional amounts not paid for the respective series;

d) in the case of optional redemption, the Recovery Premium (or, in the case of partial redemption, its proportionate value) is calculated as of redemption date; and

e) all other amounts then due and payable under the transaction documents that would otherwise be payable by Collections.

"Recovery Premium" shall be an amount (not less than zero) equal to the present value (compounded on a quarterly basis) of future cash flows of capital and interest on redeemed notes (both series at the same rate of 5.911% per annum), discounted at an annual rate equal to return on sale (most recently published in The Wall Street Journal's New York edition) of US Treasuries for maturity date nearest the remaining weighted average life of the notes, calculated at the time of redemption plus 0.50% per annum (or, solely in the case of optional redemption due to a Tax Event, plus 1.25% per annum) less the total principal amount of the notes (or part thereof) to be redeemed, or in the case of Series 2003-2 notes, less the difference between the total amount of the principal of these notes (or part thereof) to be redeemed on said date and their cumulative value. The cumulative value of Series 2003-2 notes will be equal to present value (compounded on a quarterly basis) of future cash flows (calculated at the rate of 4.777% per annum), discounted at a rate of 5.911%.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING CONDITIONS FOR EARLY MATURITY:

Maturity: 06/15/2011 Early redemption:

Early redemption events (Defaults):

The Trustee (defined below), if so instructed by the Controlling Group of said Series, by giving written notice to the SPC, each rating agency of said series, Visanet and each of the banks, may declare prepayment of the

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Series 2003-2 notes, making them immediately due, and ask the banks to pay within two days of receiving said notification, the repurchase price corresponding to the series in accordance with their respective percentages for said series, on the occurrence of any of the early redemption events described below:

(a) occurrence of a bankruptcy event in relation to the SPC or Visanet;

(b) if a court of competent jurisdiction proffers a final sentence, order or ruling without recourse, against SPC or Visanet for the above payment of (i) US$ 50,000 to the SPC or (ii) US$ 5,000,000 to Visanet (in each case if not covered by insurance) or, in each case, its equivalent in other currencies, and 60 days have passed since the date of the sentence, order or measure without its being fulfilled;

(c) a default of the Servicer (provided that Visanet or one of its affiliates is the Servicer) occurring that could cause a material adverse effect;

(d) the SPC or Visanet become or are subject to "investment company" regulations under the United States Investment Company Act of 1940, as amended;

(e) (i) should Visanet default (as debtor or guarantor) on payment of principal and interest on outstanding loans in the principal amount of at least US$ 5,000,000 (or its equivalent in another currency) and said default continue beyond any applicable grace period, (note that default will not occur if (A) said loan were owed in currencies other than dollars, (B) Visanet were prevented by Brazilian law from making said payment in Brazilian reais from Brazil and (C) Visanet offered to make the scheduled payments due on said loan the creditor or to an appropriate body in a manner permitted by applicable Brazilian law, until and unless (afterwards), the holder of said debt has brought legal action (or not halted, or not indicated that it will promptly halt legal proceedings initiated prior to the offer) only as a result of Visanet's failure to pay said debt in the manner then permitted by applicable Brazilian law), or (ii) any other event occurs or condition exists in relation to said loans resulting in accelerated maturity of said debt;

(f) any authorization, license, permit, registration or approval required by the laws of Brazil, the Cayman Islands or the United States: (i) allow Visanet to legally fulfil and perform its obligations under the transaction documents (individually and/or as Servicer), (ii) allow the SPC to carry out its obligations under the transaction documents or to exercise the express rights assured the SPC under the Sale Agreement and/or Bill of Sale or (iii) to ensure the legality, validity, enforceability or admissibility of evidence in Brazil of the Sale Agreement and/or Bill of Sale, if no longer in full force and effect in any aspect for at least 60 days, the effect of which is reasonably likely to have a material adverse effect;

(g) a government authority of Brazilian, the Cayman Islands or the United States takes any legislative, judicial or other measure or action (including requiring collections to be forwarded other than those required under the transaction documents or declaration of banking moratorium) that intervenes in the transaction documents (including the sale of receivables), prevents Visanet from honouring its obligations under the transaction documents and/or prevents Visanet from running its business or operations or a substantial part of them and said interference may reasonably have a material adverse effect; it is hereby determined that there shall be no default under this clause due to Visanet being prohibited under applicable Brazilian law from paying any additional amounts from Brazil in any currency other than the Brazilian real;

(h) if there is a final sentence or ruling from a legal action or administrative proceedings against Visanet or the SPC that could have a material adverse effect;

(i) if any representation or warranty made by Visanet (except in its role as Servicer) or by the SPC in any transaction document (i) is false or incorrect in any respect at the time it was made, (ii) said false or incorrect statement (or the current circumstances that made that statement false or incorrect) may not be remedied (or, if it may be remedied, is not remedied within 60 days of written notification from the Trustee or any investor) and (iii) said false or incorrect statement may reasonably cause a material adverse effect;

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(j) except for the payment, transfer or obligations of deposit, Visanet (except in its role as Servicer) or SPC fail to comply or observe any agreement or obligation under the transaction documents, and said failure (i) could reasonably cause a material adverse effect and (ii) continue for at least 15 business days after the earlier of the following (A) an authorized representative of Visanet or the SPC, as the case may be, learns of the existence of the above or (B) delivers to Visanet or the SPC, as appropriate written notification of said failure by the SPC, Trustee or any investor;

(k) if the SPC no longer has a valid ownership interest in the receivables under any applicable laws, subject only to obligations to the Trustee and obligations for taxes, assessments and other governmental charges payable by the SPC but not yet due;

(l) the Trustee shall cease to have first priority interest in notes under all applicable laws, in full or in part of the collateral free and clear of any liens other than liens for taxes, assessments and other governmental charges payable by SPC and not yet due;

(m) Visanet intends to sell, assign, convey or otherwise dispose of or grant a security interest in the receivables to any person other than the SPC;

(n) if any of the transaction documents ceases to be in full force and effect (unless said failure results from a bankruptcy, insolvency or similar proceedings being commenced by or against Visa International or said failure relates solely to said transaction document being in full force and effect in relation to a designated bank), provided that said failure relating to a transaction document, which relates only to one or more series shall be a default only in relation to the respective series;

(o) Visanet (unless in its role as Servicer) fails to make any payment, transfer or deposit under the transaction documents (including payment of additional amounts unless paid when due from the Collections) and such failure continues unremedied for at least five business days (or two business days in relation to deposit of collections in the applicable accounts) as of date on which such payment, transfer or deposit should be made;

(p) illegality in any Visanet or SPC transaction or operation in any jurisdiction has a material adverse effect;

(q) subject to the provisions in clause "n", default should have occurred in relation to any series for which the corresponding redemption price has been required to be paid;

(r) Visanet should cease to be (i) an authorized purchaser of Merchant Vouchers in Brazil, or (ii) the exclusive purchaser of Merchant Vouchers in Brazil, except (A) any Visanet pre-purchaser, (B) foreign purchasers or (C) any future purchaser authorized under an amendment to Visa's Operating Regulations and Bylaws (as amended in the course of time) after the closing date that does not cause a material adverse effect;

(s) Visa International makes payments to Trustee in a currency other than US dollars, unless the rating agency condition has been satisfied within 60 days of such event; and

(t) the occurrence of a default applicable to said Series.

Notwithstanding the foregoing, the situations described in items "j" or "o" existing for a period of up to five business days after the grace period will not constitute default if said delay or failure could not have been avoided by Visanet exercising due diligence and said delay or failure is caused by force majeure, riot, act of war, terrorism, epidemics, floods, weather, landslides, fires, earthquakes or similar causes. The first sentence, however, does not absolve Visanet from making its best efforts to fulfil its obligations in good time in accordance with the transaction documents.

H.II) INTEREST:

4.77% p.a.

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H.III) GUARANTEE, AND IF COLLATERAL DESCRIPTION OF ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER RECEIVABLE IS SUBORDINATE OR UNSECURED:

Unsecured credit.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN CONNECTION WITH:

. distribution of dividends

None.

. disposal of certain assets

Mergers, consolidations and asset sales, the company must:

(a) preserve and maintain its corporate existence;

(b) preserve and uphold all its rights, franchises and privileges in its incorporation jurisdiction and the operations necessary to meet its obligations under the transaction documents (except, in each case to the extent that any failure to have such rights, privileges and franchises, could not reasonably be expected to have a material adverse effect); and

(c) shall not consolidate or merge with any other Person or convey, transfer or lease all or substantially all its assets as a whole, whether in a single transaction or series of related transactions, to any person unless (in relation to this clause "c"):

(i) the bank ("Predecessor Company") is the continuing entity or person formed by consolidation or in which the Predecessor Company has been absorbed or that acquired or leased properties or assets of the Predecessor Company ("Successor Company") is a company organized and existing under the laws of Brazil or any other country with a long-term rating of foreign currency debt without guarantee of each rating agency, at least as high as in Brazil in the same day; and

(ii) assume (jointly with the Predecessor Company, unless the Predecessor Company ceases to exist as a result of such merger, consolidation or merger) all obligations of the Predecessor Company under the transaction documents immediately after consummation of the transaction, no default or early amortization event must have occurred and be underway;

(iii) immediately after the consummation of the transaction, neither the Predecessor Company or the Successor Company, as the case may be, shall be in violation or breach of any of its related contractual obligations, agreements, obligations, representations or warranties contained in the transaction documents;

(iv) the Predecessor Company provides the Trustee with a legal opinion to (on which it may rely as to matters of fact in a certificate and a legal opinion from each company) stating that said merger, consolidation, sale, transfer or disposition has occurred and complies with the terms of the transaction documents and applicable law; that all preceding conditions relating to this operation were met; and the Successor Company's assumption of the Predecessor Company's obligations under the transaction documents is sufficient for each of these transaction documents to constitute a legal, valid and binding obligation on the Successor Company, enforceable against it (subject to customary exceptions for bankruptcy) in accordance with its terms;

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(v) the Predecessor Company issues notice of transaction to the Trustee, and this notice must contain a description of the transaction; and

(vi) the rating agency's condition is met in relation to the transaction.

. new debts being assumed

None.

. issuing new securities

None.

H.VI) TRUSTEE, STATING PRINCIPAL CONTRACTUAL TERMS

The Bank of New York

The Indenture, document signed by the Bank and the Trustee, governs various rights and obligations of the parties in relation to note issues, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among other items. Services provided by the Trustee consist of reviewing issue documents, establishing administrative and operational procedures for the noteholders accounts; opening a depositary account for the issue; assistance for closing accounts; monitoring Indenture compliance; receiving and distributing noteholders' remittances and payments; and compiling annual tax reports for the federal tax authority and for noteholders, if applicable.

I) CONDITIONS FOR ALTERING RIGHTS ASSURED BY THESE SECURITIES

Additional Indenture and Alterations in Notes

Subject to certain exceptions relating to non-economic matters, the SPC and the Trustee may (with the written consent of the designated banks, Visanet and the controlling parties of each series) in the course of time and at any time, agree to an amendment to add any provision or in any way alter or eliminate any of the provisions of the notes or the Indenture, as long as said amendment without the consent of each noteholder does not adversely affect them in the following ways:

(a) reduce the amount of, or delay the timing, of distributions to be made, or alter any payment date, or alter the place of payment, or the currency in which any note is payable, or prejudice the right of the Trustee to bring an action for execution of any payment or distribution;

(b) authorize disposal of security interests or any part of the latter;

(c) reduce the percentage of the balance of any series that is necessary for such an alteration, or reduce the percentage required for any waiver or instruction stipulated in the Indenture, or

(d) substantially increase the discretion of the Trustee.

J) OTHER RELEVANT CHARACTERISTICS

All relevant characteristics are described above.

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IIII.a) Note: Subordinated Debt – US$ 150,000,000 – maturing on 12/15/2011

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$150 million that may be divided into minimum portions of US$ 100,000.00 and multiples of US$ 1,000.00 thereafter	150,000,000	12/17/2001	12/15/2011	The securities may be purchased only by qualified institutional investors	Not convertible

G.I) POSSIBILITY OF REDEMPTION:

The issuer is not entitled to redeem all or part of the notes before their maturity date except in cases of "Early Redemption for Taxation Reasons" (below);

Early Redemption for Tax Reasons

The issuer may redeem Notes in full but not partially at the redemption price of 100% of their principal plus interest accrued on the date set for redemption and any other amounts payable to noteholders under the Multiparty Agreement or the Notes Agreement and shall notify noteholders at least 30 and at most 60 days in advance if:

  it is or may be required to pay Additional Amounts beyond the Additional Amounts that we would be obliged to pay if the interest payments under the Notes would be subject to withholding or deduction at the rate of 15% as a result of any applicable legal or regulatory change of a tax jurisdiction or any change in generally in force in application or in accordance with the official interpretation of said tax laws or regulations, in each case, that occur after the date of original issuance of any of the Notes;
  it cannot avoid our obligations to pay said excess Additional Amounts taking reasonable measures available to the issuer; and
  the Central Bank approves said redemption.

However, the issuer shall not redeem the Notes for tax reasons before the fifth anniversary of the date of issuance of the notes unless the Central Bank so allows at an earlier date. Said notice of redemption shall be given less than 60 days before the earliest date on which the issuer would be obliged to pay excess Additional Amounts if the payment relating to the Notes is then due. Before any notice of redemption as described above, the issuer shall deliver to the Trustee (1) a certificate certifying that we have the right to redeem the Notes in accordance with the terms of the Multi-party Agreement and stating the facts related to the redemption and (2) a written opinion from legal counsel stating that we are obliged to pay said excess additional amount as a result of the change or amendment described above, that the issuer cannot avoid payment of said excess Additional Amounts by taking reasonable measures available to the issuers and that all governmental authorizations required for the redemption were obtained and are current or specify any required authorization that has not been obtained.

G.II) FORMULA FOR CALCULATING REDEMPTION VALUE:

Payment of principal of the Notes plus corresponding accrued interest yet to be paid will be made on their payment date to the person in whose name the Notes are registered, as close as possible to New York closing time on the tenth business day preceding the payment date. Notes need not be redeemed to receive

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payment of principal, interest or other amounts, except in relation to redemption or final payment of principal on maturity date.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING CONDITIONS FOR EARLY MATURITY:

Maturity: 12/15/2011, unless maturity date is prorogued as detailed below.

Prorogation of Maturity Date

Although the Notes maturity date is 12/15/2011, the issuer may prorogue it to the later date of June 15, 2013 and 30 days after a currency inconvertibility/non-transfer event if it issues a certificate declaring that it meets the following conditions:

  it is unable to repay the principal of the Notes;
  Any of the following cases:
  there are no funds available in the Applicable Currency outside of Brazil (or we are prevented by the Central Bank from using or controlling such funds) in an amount sufficient to repay the principal of the Notes or other of our indebtedness on or before the date, or 180 days after the stipulated maturity date, we have the funds in Brazilian reais but cannot convert them into the Applicable Currency and transfer them out of Brazil because of a inconvertibility/non-transfer event and has made its best reasonable efforts to convert and transfer said funds; or
  it has the funds in the Applicable Currency in Brazil, but cannot transfer them out of Brazil to the Trustee because of a non-inconvertibility/non-transfer event and it has made all reasonable efforts to transfer such funds; or
  it deposited the funds, or obtained funds to be deposited to the Trustee account in order to make a scheduled payment under the Notes, or part of the payment for which it has not sufficient funds in the Applicable Currency outside Brazil, but is prevented from using or controlling said funds; and
  the Insurance Policy is in force.

If the maturity date is prorogued, the stipulated maturity date will be an interest payment date, and interest on the Note at the Note Rate will be due on that date and on each interest payment date until the prorogued maturity date. If the maturity date is prorogued, the issuer shall deliver notification to noteholders within two business days.

Early Redemption Event (Default Events):

Each of the following events shall be an event of default under the terms of the Notes and Multi-party Agreement:

  failure by the issuer to make any payment of principal of any Note by maturity date, on redemption or other than due to deferral of interest or prorogation of maturity date;
  failure by the issuer to make any interest payment or any payment of Additional Amounts under the terms of the Notes and the Multi-party Agreement, other than due to a deferral of interest and if this failure to pay last for 15 days and the Trustee has not otherwise received these amounts from the insurance agent under the Insurance Policy, reserve account or otherwise; as long as the Insurance Agent recognizes that an interest payment is due and payable by the Insurance Agent under the Insurance Policy, the issuer's failing to make such payment shall not be a default event;

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  a court, agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or starts proceedings or makes an order or ruling to assist in any bankruptcy, insolvency, rehabilitation, debt readjustment, composition of assets and liabilities, or similar law, or liquidation of the issuer or the liquidation of its business, or by ruling that the issuer is bankrupt or insolvent, (2) makes an order or ruling authorizing an application for the issuer's reorganization, creditor composition or adjustment under any applicable law unless any reorganization allowed under the Multi-party Agreement, (3) makes an order or decree appointing a custodian, depositor, receiver, liquidator, assignee, trustee, administrator of confiscated property or other similar official for us or substantially all the issuer's assets, and the proceedings, order or decree were not issued or remained in force and were not rehabilitated or not suspended for a period of 60 days, or (4) any event occurring under the laws of Brazil or the Cayman Islands having a similar effect to any of the above mentioned events; or
  the issuer has brought an action or started voluntary proceedings under any applicable bankruptcy, insolvency, reorganization or similar legislation or any other case or proceedings for it to be ruled bankrupt or insolvent, or the issuer authorized by response or otherwise, the application a ruling or order of assistance in an involuntary case or proceeding under any bankruptcy, insolvency, reorganization or other similar legislation or the commencement of any bankruptcy or insolvency case or proceedings against the issuer or its being wound up, or any event that under the laws of Brazil or the Cayman Islands has an effect analogous to any of the above events.

H.II) INTEREST:

10.25% p.a.

H.III) GUARANTEE, AND IF COLLATERAL DESCRIPTION OF ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER THE RECEIVABLE IS SUBORDINATED OR UNSECURED:

Subordinated.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN CONNECTION WITH:

. distribution of dividends

None.

. disposal of certain assets

Merger, absorption, assignment or transference

Without consent from noteholders owning 66 2 / 3 % or more of the principal combined of outstanding Notes, the issuer shall not consolidate or merge with any other person or assign, or transfer substantially all or part of its property and assets to any other person, except in the following cases:

  the Person formed by such consolidation or as a result of a merger, or person acquiring substantially all or part of the issuer's property and assets, expressly assumes due and punctual payment of principal and interest on all Notes and the performance and observance of the Multi-party Agreement that the issuer must make and respect;

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  immediately after consummation of said transaction, in case of fault or event so that notification, lapse of time or other conditions may become an event, or a fault has occurred and is continuing without materially breaching any agreement or contract in the Multi-party Agreement; and

The Person formed by such consolidation or as a result of a merger, or a person acquiring substantially all or part of the issuer's property and assets delivers to the Trustee management certificate and legal counsel opinion declaring that the consolidation, merger, assignment or transference, and if additional Indenture relating to the transaction is required, the supplementary Indenture is conform with the Multi-party Agreement and that all preceding conditions in the Multi-party Agreement relating to the transaction have been met.

. new debts being assumed

None.

. issuing new securities

None.

H.VI) TRUSTEE, STATING PRINCIPAL CONTRACTUAL TERMS:

The Bank of New York is the Trustee under the Multi-party Agreement.

The Multi-party Agreement, a document signed between the Bank and Trustee, governs various rights and obligations of the parties with respect to the issuance of notes, said as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among others. The most relevant terms of the Multi-party Agreement are described in other items herein.

I) CONDITIONS FOR ALTERING RIGHTS ASSURED BY THESE SECURITIES:

Modification of the Multi-party Agreement

The Trustee along with the issuer, without the consent of noteholders, may amend the Multi-party Agreement for certain specific purposes, including among others, issuing additional notes, resolving ambiguities, defects or inconsistencies, or inclusion of other provisions related to issues and questions arising from the Multi-party Agreement, provided that the correction or provision added does not adversely affect noteholders' interests in any material respect.

Similarly, the Multi-party Agreement may be modified by issuer and Trustee with the consent of holders of a majority of the aggregate principal amount of Notes outstanding at the time. However, without the consent of each outstanding noteholder affected by it, no alteration may:

  alter maturity of any payment of principal or any portion of interest on any Note;
  reduce the principal amount or interest rate or alter the method of recording the principal amount or interest charges payable on any date;
  alter the place of payment at which principal and interest on Notes are to be paid;

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  alter the currency in which the principal or interest of the Notes are to be paid;
  diminish the noteholders' entitlement to bring an action to enforce any payment on or after due date;
  modify the subordination provisions of the Multi-party Agreement to adversely affect noteholders;
  reduce the percentage of the principal amount of outstanding Notes for which the consent of holders is required for any modification or waiver of execution of any provision in the Multi-party Agreement or faults under the Multi-party Agreement and their consequences; or
  modify the provisions summarized in this paragraph or the Multi-party Agreement provisions in accordance with the resignations of past failures, except to increase any percentage or to stipulate that any other Multi-party Agreement provision may not be modified or annulled without the consent of each noteholder affected by this modification.

Revocation

The issuer may, at its discretion and at any time, with prior approval from the Central Bank revoke its obligations in relation to the Notes through "legal revocation" or "revocation agreement." Generally, by legal revocation, the issuer will be deemed discharged and free of all indebtedness under the Notes and as having fulfilled all its obligations under the Notes and the Multi-party Agreement unless the following points remain applicable: (1) noteholders' rights to receive payments of principal and interest on the Notes (including any Additional Amounts) when payments are due, (2) their duty to report transfer and exchange of Notes, payment of additional amounts, maintenance of a paying agent and registrar for notes and a certain number of matters specified in the Multi-party Agreement and (3) the rights, powers, responsibilities, duties and immunities of the Trustee.

J) OTHER RELEVANT CHARACTERISTICS:

Insurance Policy

The Notes shall be beneficiaries under an Insurance Policy with an insurer. The Insurance Policy shall provide coverage against the Trustee's inability to convert Brazilian reais to dollars in order to make a scheduled payment of interest charges under the terms of the Notes, or to transfer converted funds out of Brazil, or to use or control funds deposited in the Trustee's account, due to the Brazilian government's taking or voting certain actions or measures or failing to do so. The insurer's obligation to pay claims under the Insurance Policy is limited to the value 12 months interest on Notes and subject to certain conditions, limitations and exclusions that could affect noteholders' right to receive payments corresponding to Notes, including a waiting period of 180 days.

Reserve Account

On the Note offering closing date, the Trustee shall open an account ("Reserve Account") at The Bank of New York in its name and will it initially be funded with an amount equivalent to six months interest charges on the Note at the Note Rate. If funds deposited in the payment account are sufficient to pay any additional amount and unpaid interest due on any payment date and the Trustee has been notified of an issuer currency inconvertibility/non-transfer event, the Trustee will withdraw from the Reserve Account the amount needed to meet the issuer's obligations to pay interest on the Notes, unless the amounts are payable on that payment date under the Insurance Policy. The Trustee shall transfer these funds on the applicable payment date. After cessation of a currency inconvertibility/non-transfer event for which sums were withdrawn from the Reserve Account, the issuer shall top up the Reserve Account.

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IV.a) Security: Subordinated Debt – US$ 500,000,000 – maturing on 10/24/2013

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$500 million that may be divided into minimum portions of US$ 100,000.00 and multiples of US$ 1,000.00 thereafter	US$ 500,000,000	10/24/2003	10/24/2013	The securities may be purchased only by qualified institutional investors	Not convertible

G.I) POSSIBILITY OF REDEMPTION:

The Notes shall not be subject to optional redemption by the issuer stated above, except under "Early Redemption for Taxation Reasons" below.

Early Redemption for Tax Reasons

The issuer may redeem the Notes in whole but not in part at a redemption price equal to 100% of the principal amount of Notes plus accrued interest on the agreed redemption date and any other amounts due noteholders under the terms of the Issue Indenture or Notes on notifying noteholders at least 30 days and at most to 60 days in advance, if:

  it be required, or may be required to pay Additional Amounts in excess of the Additional Amounts which it would have to pay if interest payments under the Notes were subject to withholding or deduction at a rate of 15% as a result of any alteration to generally applicable laws or regulations in a tax jurisdiction or any pertinent alteration in general to the application or official interpretation of said laws and tax regulations, in each case, occurring after the original issue date of any of the Notes;
  it cannot avoid through reasonable measures available to us, our obligation to pay such excess Additional Amounts; and
  the Central Bank has approved redemption.

However, the issuer shall not redeem the Notes for tax reasons before the fifth anniversary of the notes' issue date unless the Central Bank grants permission to do so at an earlier date. No notice of redemption may be given more than 60 days in advance of the first date that it would be required to pay excess Additional Amounts if a payment relating to the Notes were due at that time. Before sending any notice of redemption as described above, the issuer shall deliver to the Trustee (1) a certificate stating that it is entitled to redeem the Notes under the Issue Indenture terms and stating the facts relating to the redemption and (2) a written legal counsel opinion stating that it is obligated to pay said excess Additional Amounts due to a change or amendment as described above, that it cannot avoid paying said excess Additional Amounts by taking measures available to it, and that all governmental approvals required for said redemption have been obtained and are in full force and effect, and specifying any approvals required but not obtained.

G. II) FORMULA FOR CALCULATING REDEMPTION VALUE:

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

Payment of principal of the Notes together with unpaid interest accrued will be made on the payment date to the person in whose name the Notes are registered at close of business, New York City time, on the tenth day before that payment date. Notes need not be redeemed for payment of principal, interest or other amounts to be received, except for redemption or final payment of principal on maturity date.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING CONDITIONS FOR EARLY MATURITY:

Maturity: 10/24/2013, unless maturity date is prorogued as detailed below.

Prorogation of Maturity Date

Although the stated expiration date of the Notes is 10/24/2013, the issuer may prorogue maturity date to April 24, 2015 and, within 30 days after the end of a currency inconvertibility/non-transfer event deliver a certificate stating that it has have sufficient funds in Brazilian reais at the reference exchange rate, or in dollars, to pay the principal amount of the Notes and other debt payable on the maturity date stated, and cannot make such payment on the Notes due to a currency inconvertibility/non-transfer event occurring and persisting as of said date, and that it has made reasonable efforts to convert and transfer such funds.

If the maturity date is prorogued, the stated maturity date will be an interest payment date, and interest on the Notes at the Note Rate shall be payable on this date and on each subsequent interest payment date until the prorogued maturity date. If the maturity date is prorogued, the issuer shall notify noteholders within two business days of prorogation.

Early Maturity Events (Event of Default):

The following events shall each be an event of default under the terms of the Notes and Issue Indenture:

  our failing to make any payment of principal of any of the Notes, whether on maturity date, for redemption or otherwise, except due to a deferral of principal or a prorogation of maturity date described under "– Deferral of Interest and Principal" and "– Prorogation of Maturity Date";
  our failing to make any interest payment or any payment of Additional Amounts under the Notes and the Issue Indenture, except due to deferred interest described under "– Deferral of Interest and Principal", and that non-payment persisting for 15 days, and the Trustee has not otherwise received those amounts from the insurer under to the Insurance Policy, or otherwise; excepting that if the insurer recognizes that any interest payment is due and overdue from the insurer under the Insurance Policy, our lack of payment shall not constitute an event of default;
  a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or judicial decision or sentence in order to obtain adjudication on the basis of any law of bankruptcy, insolvency, reorganization, readjustment of debt, rating of priority of assets and liabilities or similar law, or order our liquidation or dissolution of our business or the rule of our bankruptcy or insolvency, (2) issue a court ruling or decision that approves as properly filed against us for creditor composition (concordata) or adjustment or settlement under any applicable law except a creditor composition (concordata) permitted under the Issue Indenture, (3) proffers a sentence or court order appointing a receiver, liquidator, assignee, custodian, trustee, agent, sequestration agent or other similar official for us or for all or substantially all of our assets, and said proceedings, or judicial rulings or orders are not annulled, suspended and remain in effect for a period of 60 days, or (4) any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

  we bring an action or start proceedings voluntarily based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding filed for ruling our bankruptcy or insolvency, or we consent in our defence or otherwise, to issuance of a court verdict or decision in an action or proceedings based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, in which we are the defendants, or with the filing of an action or proceedings for a ruling on our bankruptcy or dissolution or insolvency or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or
  we submit proof of loss that would cause payment of compensation by the insurer under the Insurance Policy, in circumstances in which we were not entitled to submit proof of loss.

H.II) INTEREST:

8.75% p.a.

H.III) GUARANTEE, AND IF COLLATERAL DESCRIPTION OF ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER THE RECEIVABLE IS SUBORDINATED OR UNSECURED:

Subordinated.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN CONNECTION WITH:

. distribution of dividends

None.

. disposal of certain assets

Merger, absorption, assignment or transference:

Without the consent of noteholders owning at least 66 2 / 3 % of the total principal of Notes outstanding, we shall not to merge or consolidate with any other person or convey or transfer substantially all our assets and property to any other person, unless, subsequently:

  the person formed by such consolidation or resulting from such merger or the person acquiring all or substantially all of our property and assets expressly assumes duly punctual payment of principal and interest on all Notes, and fulfilment or observance of each agreement of the Issue Indenture to be fulfilled or observed by us;
  immediately after the consummation of such transaction, no event of default or event which through notice, lapse of time or other conditions, become an event of default, has occurred and persisted and no agreement or obligation included in the Issue Indenture has been significantly violated; and

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

the person formed by said consolidation or resulting from the merger or the person acquiring all or substantially all our assets and assets delivers to the Trustee a certificate from the directors and legal counsel's opinion each stating that the consolidation, merger, conveyance or transference and – if a supplementary Indenture relating to the transaction is required – the supplementary Issue Indenture are in compliance with the Issue Indenture and that all preceding conditions in the Issue Indenture relating to the transaction have been duly fulfilled.

. new debts being assumed

None.

. issuing new securities

None.

H.VI) TRUSTEE, STATING PRINCIPAL CONTRACTUAL TERMS:

The Bank of New York Trust Company (Cayman) Limited is the Trustee under the Issue Indenture

The Indenture, document signed by the Bank and the Trustee, governs various rights and obligations of the parties in relation to note issues, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among others. The most relevant terms in the Indenture are described in other items herein.

I) CONDITIONS FOR ALTERING RIGHTS ASSURED BY THESE SECURITIES:

We and the Trustee may not amend or waive any Note or Issue Indenture term or condition without obtaining prior written consent from the insurer.

We and the Trustee, without consent from noteholders, may modify the Issue Indenture for certain specified purposes, including, among others, to provide for the issuing of additional notes as described in "Additional Notes," to remedy ambiguities, defects or inconsistencies, or include any other provisions in relation to matters or issues arising from the Issue Indenture, as long as said correction or additional provision does not adversely affect the interests of noteholders in any material aspect.

In addition, the Issue Indenture may be modified by us and the Trustee with the consent of noteholders owning a majority of the principal amount of Notes outstanding at the time. Nevertheless, without the consent of all holders of outstanding notes affected by an alteration, no alteration may:

  alter the due date of any payment of principal or any portion of interest charges of any Note;
  reduce the principal amount or interest charges, or alter the method used to calculate the principal amount or interest payable on any date;
  alter any place of payment where principal or interest on Notes are to be paid;
  alter the currency in which principal or interest on Notes are to be paid;
  prejudice the noteholders' right to bring legal actions to enforce payment on maturity date or thereafter;
  modify the Issue Indenture's subordination provisions such a way as to adversely affect holders;

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

  reduce the percentage of the principal of outstanding Notes whose holders are required to consent to any alteration or waiver of any provision in the Issue Indenture or defaults under the Issue Indenture and their consequences; or
  modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver of the right to execute the other party due to previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder affected by the modifications.

After an alteration described in the previous paragraph, we are obliged to mail notification to noteholders through the Trustee briefly describing the alteration. However, failure to send such notice to all noteholders, or error in the notification, shall not affect the validity of the alteration.

Cancellation

We may, at our discretion and at any time, with prior approval from the Central Bank, cancel our obligations relating to the Notes through "legally enforced cancellation" or "contractual cancellation." In general, through cancellation by operation of law, we shall be deemed to have paid and settled all our debt under the Notes and honoured all our obligations under the Notes and the Issue Indenture except the following items, which shall survive: (1) rights of noteholders to receive payments of principal and interest on the Notes (including any Additional Amounts) when payments are due, (2) our obligations in relation to transfer and exchange of Notes, payment of Additional Amounts, maintaining a paying agent and registrar of the notes and other matters specified in the Issue Indenture and (3) the Trustee's rights, powers, obligations, duties and immunities.

In addition, through contractual cancellation, we may cancel our obligations under the terms of the obligations described in "– Certain Obligations" except the obligations described in "– Fulfilment of obligations under Notes and Issue Indenture" and "– Use of Proceeds from Sale of Notes" and certain agreements relating to depositing sums to pay principal and interest on Notes, measures relating to payment agents, return of unclaimed amounts and other matters. After contractual cancellation, we may fail to fulfil any cancelled obligation and the subordination provisions in the Issue Indenture shall no longer to be valid.

To exercise cancellation or contractual cancellation we must fulfil the following conditions:

  irrevocably deposit with the Trustee, in dollars or in US government obligations or any combination thereof, amounts that in the opinion of internationally recognized independent auditor firms are sufficient to pay and settle the principal and each portion of interest on the Notes under the terms of the Issue Indenture and Notes, Insurance Policy and Issuer's statement of consent;
  in the event of cancellation by operation of law, we must deliver to the Trustee a legal counsel's opinion stating that (1) we received a regulation from the Federal Revenue Department, or the Federal Revenue Department issued a regulation, or (2) since the date of the Issue Indenture, there has been an alteration in U.S. income tax legislation or its interpretation, in any case for which noteholders do not recognize income, gain or loss for United States income tax purposes as a result of said deposit, withholding and settlement and will be subject to income tax in the United States in the same amount, in the same way and at the same time they would be if said a deposit, withdrawal and settlement had not occurred, unless the Trustee has received written evidence that each noteholder is not subject to, or is exempt from, United States income tax;
  in the event of contractual cancellation, we must deliver to the Trustee a legal counsel's opinion stating that the noteholders will not recognize income, gain or loss for income tax in the United States as a result of said deposit and cancellation of commitment, and will be subject to United States income tax in the same amount, in the same way and at the same time as they would be if said deposit and contractual cancellation had not occurred;

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

  no event of default or event which would become an event of default through notification, lapse of time or other conditions, has occurred and persist on the date of the deposit and in relation to bankruptcy, insolvency and other events described in the third and fourth items above under "– Events of Default" at any time during the period that ends on the 123rd day after the date of that deposit or, if longer, ending on the day after that period expires, preferably the longest applicable, relating to that filing;
  we must deliver to the Trustee a legal counsel's opinion stating that payment of the amounts deposited with the Trustee will not be subject to future taxes or other governmental charges applied by any Tax Jurisdiction, except where said related Additional Amounts have been deposited in trust with the Trustee;
  said cancelation does not result in any violation or breach of contract or other instrument to which we are a party or by which we are bound;
  said cancellation will mean that the trust resulting from that deposit constitutes an investment company as per the definition attributed by the 1940 U.S. Investment Company Act and amendments;
  we delivered a certificate and legal counsel's opinion stating that all conditions for revocation were met; and
  no default on payment of principal, premium, if any, or interest on any of the Other Obligations h as occurred and continues, said Other Obligations have not become due in advance and no other event of default under those Other Obligations has occurred and continues in said a way as to allow early maturity of these obligations.

J) OTHER RELEVANT CHARACTERISTICS:

Insurance Policy

An Insurance Policy has been issued to the Trustee for the benefit of noteholders. The Insurance Policy shall provide coverage in case of the issuer's inability to convert Brazilian reais to dollars in order to make a scheduled payment of interest charges under the terms of the Notes, or to transfer converted funds out of Brazil, or to use or control said funds, due to certain actions or omissions by the Brazilian government, or due to the fact of the Brazilian government not approving said actions or measures. The insurer's obligation in relation to payment of compensation under the Insurance Policy is limited to 18 months interest on the Notes and certain premium payments under the Insurance Policy and is subject to certain conditions, limitations and exclusions that could affect noteholders' ability to receive payments of Notes.

Reserve Account

On the Notes issue date, the Trustee shall open a separate trust account ("Reserve Account") at The Bank of New York Trust Company (Cayman) Limited, in its name and under its sole control for the benefit of the noteholders. The Reserve Account will initially be supplied with an amount equal to the initial premium refundable, of to six months interest charges on the Notes at the Note Rate.

If the funds held in the account for payment are insufficient to pay all accrued and unpaid interest due on any payment date, and the Trustee has received a Proof of Loss from the issuer, the Trustee shall withdraw the required amount from the Reserve Account in order to honour the issuer's obligations to pay interest under the Notes, unless the amounts may be required on this payment date under the Insurance Policy. The Trustee shall transfer these funds on the applicable payment date.

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

V.a) Security: Subordinated Debt – EUR 225,000,000 – maturing on 04/15/2014

b) Quantity	c) Amount (in EUR)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of EUR 225 million that may be divided into minimum portions of EUR 50,000.00 and multiples of US$ 1,000.00 thereafter	225,000,000	04/15/2004	04/15/2014	The securities may be purchased only by qualified institutional investors	Not convertible

G.I) POSSIBILITY OF REDEMPTION:

The Notes shall not be subject to optional redemption by us except as stated above in "Early Redemption for Tax Reasons."

Early Redemption for Tax Reasons

We may redeem the Notes in whole but not in part at a redemption price equal to 100% of the principal amount of the Notes together with accrued interest through the date set for redemption, and any other amounts payable to noteholders under the terms of the Issue Indenture or the Notes, by notifying noteholders at least 30 days and at most 60 days in advance, if:

  we are compelled, or may be compelled to pay Additional Amounts in excess of the Additional Amounts that we would be required to pay if interest payments due the Notes were subject to withholding or deduction at a rate of 15% as a result of any generally applicable alteration to laws or regulations in a tax jurisdiction or any pertinent alteration in general to the official application or interpretation of said laws and Tax Regulations, in each case, occurring after the date of original issue of any of the Notes;
  we may not avoid, through reasonable measures available to us, our obligations to pay said excess Additional Amounts; and
  the Central Bank has approved this redemption.

However, we may not redeem the Notes for tax reasons before the fifth anniversary of the notes' issue date unless the Central Bank grants us permission to do so at an earlier date. No notice of redemption may be given more than 60 days in advance of the first date on which we would be obliged to pay excess Additional Amounts if a payment for the Notes were to be due at this time. Before sending any notice of redemption as described above, we shall deliver to the Trustee (1) a certificate stating that we have the right to redeem the Notes under the terms of the Issue Indenture and stating the facts relating to redemption and (2) a written opinion from attorneys stating that we are obliged to pay said excess Additional Amounts due to a change or alteration described above, that we cannot avoid paying said excess Additional Amounts by taking the measures available to us, and that all necessary governmental approvals required for said redemption have been obtained and are in full force and effect, specifying any approvals required that were not obtained.

G.II) FORMULA FOR CALCULATING REDEMPTION VALUE:

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of business, New York City time, on the tenth day before that payment date. Notes need not be delivered for payment of principal, interest or other amounts to be received, except for redemption or final payment of principal on maturity date.

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING CONDITIONS FOR EARLY MATURITY:

Maturity: 04/15/2014, unless maturity date is prorogued.

Prorogation of Maturity Date

Although the stated maturity date of the Notes is April 15, 2014, we may prorogate the maturity date to the earlier of October 15, 2015 or 30 days after the date on which the currency inconvertibility/non-transferability event which prevented our honouring payment of our obligations under the Notes ended, if we submit a certificate stating that we have sufficient funds in Brazilian reais at the reference exchange rate or in Euros, to pay the principal amount of Notes and any other debt payable on the stated maturity date and we may not make said payment in relation to the Notes because of a currency inconvertibility/non-transferability event, which occurred, and continues on said date, and that we have made reasonable efforts to convert and transfer said funds.

If the maturity date is prorogued, the maturity date stated shall be an interest payment date, and interest on the Notes at the Note Rate shall be payable on that date and on each interest payment date subsequent to the prorogued maturity date. If the maturity date is prorogued, we shall notify noteholders within two business days of prorogation.

Early Maturity Events (Event of Default):

Any of the following events shall be an event of default under the terms of the Notes and Issue Indenture:

  our failing to make any payment of principal of any of the Notes, whether on maturity date, for redemption or otherwise, except due to a deferral of principal or a prorogation of maturity date described under "– Deferral of Interest and Principal" and "– Prorogation of Maturity Date";
  our failing to make any interest payment or any payment of Additional Amounts under the Notes and the Indenture, except when due to a deferral of interest described under "– Deferral of Interest and Principal", and this non-payment continues for 15 days, and the Trustee has not otherwise received those amounts from the insurer under the Insurance Policy, from the Reserve Account or otherwise; except that if the insurance company recognizes that an interest payment is due and payable by the insurer under the Insurance Policy, our lack of payment shall not constitute an event of default;
  a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or proffers judicial decision or sentence in order to obtain adjudication on the basis of any law of bankruptcy, insolvency, reorganization, readjustment of debt, prioritizing assets and liabilities or similar law, or orders our liquidation or dissolution of our business or our declaration of bankruptcy or insolvency, (2) issues a ruling or court decision approving as properly filed against us an application for creditor composition (concordata) settlement, adjustment or composition under any applicable law except a creditor composition (concordata) permitted under the Issue Indenture, (3) issue a sentence or court order appointing a custodian, depositary, liquidator, assignee, sequestration agent or other similar official for us or for all or substantially all our assets, and said judicial proceedings, sentences or rulings are not annulled or suspended and remain in effect for a period of 60 days, or (4) any event that occurs which under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

  we bring an action or start proceedings voluntarily based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding filed for ruling our bankruptcy or insolvency, or we consent in our defence or otherwise, to issuance of a court verdict or decision in an action or proceedings based on any applicable law of bankruptcy, insolvency, reorganization or other similar law, in which we are the defendants, or with the filing of an action or proceedings for a ruling on our bankruptcy or dissolution or insolvency or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above mentioned events; or
  we submit Proof of Loss that would cause payment of compensation by the insurer under the Insurance Policy, in circumstances in which we were not entitled to submit Proof of Loss.

H.II) INTEREST:

8% p.a.

H.III) GUARANTEE AND IF COLLATERAL DESCRIPTION OF ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER THE RECEIVABLE IS SUBORDINATED OR UNSECURED:

Subordinated.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN CONNECTION WITH:

. distribution of dividends

None.

. disposal of certain assets

Merger, absorption, assignment or transference:

Without the consent of noteholders that own at least 66 2 / 3 % of the aggregate principal amount of outstanding Notes, we shall not merge or consolidate with any other person or convey or transfer all or substantially all our properties, assets and liabilities to any other person, unless, after this:

  the person formed by said consolidation or resulting from said merger or the person acquiring all or substantially all of our goods and assets, or all or substantially all of our properties, assets and liabilities, expressly assumes due and punctual payment of principal and interest on all Notes and performance or observance of every agreement of the Issue Indenture to be performed or observed by us;
  immediately after the consummation of said transaction, no event of default or event which through notice, lapse of time or other conditions, become an event of default, has occurred and persisted and no agreement or obligation included in the Issue Indenture has been significantly violated; and
  the person formed by said consolidation or resulting from the merger or the person acquiring all or substantially all of our property and assets, or all of the substantially all of our properties, assets and liabilities delivers to the Trustee an officers certificate and legal counsel's opinion each stating that the consolidation, merger, transfer or conveyance and – if a supplemental Issue Indenture for the transaction is required – the supplemental Issue Indenture conforms with the Issue Indenture and that all suspensive conditions in the Issue Indenture relating to the transaction have been adequately fulfilled.

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

. new debts being assumed

None.

. issuing new securities

None.

H.VI) TRUSTEE, STATING PRINCIPAL CONTRACTUAL TERMS:

The Bank of New York Trust Company (Cayman) Limited is the Trustee under the Issue Indenture

The Issue Indenture, a document signed by the Bank and Trustee, governs various rights and obligations of the parties in relation to issuing the notes, said as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among other items. The most relevant terms in the Issue Indenture are described in the other items herein.

I) CONDITIONS FOR ALTERING RIGHTS ASSURED BY THESE SECURITIES:

Modification of Issue Indenture

We and the Trustee may not amend or waive any Note or Issue Indenture term or condition without obtaining prior written consent from the insurer.

We and the Trustee shall be able, without the consent of the noteholders, modify the Issue Indenture for certain specified purposes, including, among other things, stipulate issuance of Additional Notes as described under "– Additional Notes," to remedy ambiguities, defects or inconsistencies, or include any other provisions relating to matters or issues arising from the Issue Indenture, as long as this correction or additional provision shall not adversely affect noteholders' interests in any material respect.

In addition, the Issue Indenture may be modified by us and the Trustee with the consent of holders owning a majority of the principal amount of Notes outstanding at the time. Nevertheless, without the consent of all holders of outstanding Notes affected by an alteration, no alteration may:

  alter the due date of any payment of principal or any portion of interest charges of any Note;
  reduce the principal amount or interest charges, or alter the method used to calculate the principal amount or interest payable on any date;
  alter any place of payment at which principal or interest on the Notes is to be paid;
  alter the currency in which the principal or interest on the Notes shall be paid;
  prejudice the right of noteholders to bring legal actions to enforce the obligation to pay on maturity date or thereafter;
  modify the Issue Indenture's subordination provisions said a way as to adversely affect holders;

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

  reduce the percentage of the principal of outstanding Notes whose holders are required to consent to any alteration or waiver of any provision in the Issue Indenture or defaults under the Issue Indenture and their consequences; or
  modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder prejudiced by the modifications.

After an alteration described in the previous paragraph, we are obliged to mail notification to noteholders through the Trustee briefly describing the alteration. However, failure to send said notice to all noteholders, or error in the notification, shall not affect the validity of the alteration.

Cancellation

We may, at our discretion and at any time, with prior approval from the Central Bank cancel our obligations relating to the Notes through "cancellation by operation of law" or "contractual cancellation." In general, on cancellation by operation of law, we shall be deemed to have paid and settled all our debt under the Notes and honoured all our obligations under the Notes and the Issue Indenture except the following items, which will survive: (1) noteholders' rights to receive payments of principal and interest on Notes (including any Additional Amounts) when payments are due, (2) our obligations in relation to transfer and exchange of Notes, payment of Additional Amounts, maintaining a payments agent and registrar of the notes and other matters specified in the Issue Indenture and (3) the Trustee's rights, powers, obligations, duties and immunities.

In addition, through contractual cancellation, we may cancel our obligations under the obligations described in "Certain Obligations" except the obligations described in "– Fulfilment of obligations under the Notes and Issue Indenture" and "– Use of Proceeds from Sale of Notes" and certain agreements relating to depositing amounts to pay principal and interest on the Notes, measures related to payment agents, the return of unclaimed amounts and other matters. After contractual cancellation, we may fail to fulfil any cancelled obligation and the subordination provisions in the Indenture shall no longer to be valid.

To exercise cancellation or contractual cancellation we must meet the following conditions:

  we must irrevocably deposit with the Trustee amounts in (i) Euro; or (ii) permitted investments (certain Euro-denominated obligations or repurchase agreements, as defined in the Issue Indenture); or (iii) a combination of the above in amounts that, in the opinion of internationally recognized independent auditor firms, are sufficient to pay and settle the principal and each portion of interest of the Notes (including any amounts payable to the Insurer under the Issue Indenture, the Insurance Policy and Supplementary Insurance Contract) under the terms of the Issue Indenture and the Notes, Insurance Policy and Supplementary Insurance Contract;
  no event of default or event which, by notice, lapse of time or other conditions, would become an event of default has occurred and continues on the deposit date and in relation to bankruptcy, insolvency and other events described in the third and fourth items above under "– Events of Default" at any time during the period ending on the 123rd day after the date of that deposit or, if longer, ending the day after that period expires, preferably the longest applicable, related to that deposit;
  we must deliver to the Trustee a legal counsel's opinion stating that payment of the amounts deposited in trust with the Trustee will not be subject to future taxes or other governmental charges levied by any Tax Jurisdiction, unless said related Additional Amounts have been deposited in trust with the Trustee;

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

  said cancelation does not result in any violation or breach of contract or other instrument to which we are a party or by which we are bound;
  said cancellation does not mean the trust resulting from that deposit constituting an investment company as defined by the 1940 U.S. Investment Company Act) as amended;
  we have delivered a certificate and legal counsel's opinion stating that all conditions for revocation or cancellation were met; and
  no default in payment of principal, premium, if any, or interest on any of the Other Obligations has occurred and continues, said Other Obligations have not become due in advance and no other event of default under those Other Obligations has occurred and continues in such a way as to allow early maturity of these obligations.

J) OTHER RELEVANT CHARACTERISTICS:

Insurance Policy

The insurer will issue the Insurance Policy to the Trustee for the benefit of noteholders. The Insurance Policy shall provide coverage in case of the issuer's inability to convert Brazilian reais to dollars in order to make a scheduled payment of interest charges under the terms of the Notes, or to transfer converted funds out of Brazil, or to use or control funds deposited in the Trustee's account due to certain actions or omissions by the Brazilian government. The insurer's obligation in relation to payment of compensation under the Insurance Policy is limited to 12 months interest on Notes and is subject to certain conditions, limitations and exclusions that could affect the ability of noteholders to receive payments from Notes. The Insurance Policy is issued to the Trustee for the benefit of noteholders.

Reserve Account

On the Closing Date, the Trustee shall open a separate trust account for the benefit of the noteholders ("Reserve Account") at The Bank of New York Trust Company (Cayman) Limited, in its name and under its sole control. The Reserve Account will initially be supplied with funds on the Notes' Closing Date in an amount equal to the payment of six months interest on the Notes at the Note Rate.

If the funds held in the payment account should be insufficient to pay all accrued and unpaid interest due on any payment date, and the Trustee has received a Proof of Loss from the issuer, as long as no Subordination Event has occurred and continues, the Trustee shall withdraw the necessary sum from the Reserve Account to honour the issuer's obligations to pay interest under the terms of the Notes, unless the amounts may be required on this payment date under the terms of the Insurance Policy. The Trustee will transfer these funds on the applicable payment date.

VI.A) Security: Subordinated Debt – US$ 750,000,000 – maturing on 09/29/2019

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	e) Restriction on circulation	f) Convertibility
01 Global note for principal amount of US$750 million that may be divided into minimum portions of US$ 100,000.00 and multiples of US$ 1,000.00 thereafter	US$ 750,000,000	09/29/2009	09/29/2019	The securities may be purchased only by qualified institutional investors	Not convertible

G.I) POSSIBILITY OF REDEMPTION

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

The issuer shall not have the right to redeem all or part of the notes before their maturity date.

G. II) FORMULA FOR CALCULATING REDEMPTION VALUE:

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of trading New York City time on the tenth business day before payment date. Notes need not be delivered for payment of principal, interest or other amounts to be made, except for redemptions or final payments of principal on due date.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING CONDITIONS FOR EARLY MATURITY

Maturity: 09/29/2019.

Early redemption:

Early Maturity Events (Default)

  the issuer does not make payment of the principal on any notes on maturity date, through redemption or otherwise, except due to a deferral of principal;
  the issuer fails to pay interest or pay additional amounts under the terms of the notes and Indenture except when due to a deferral of interest and said default continues for 15 days;
  a court or agency or supervisory authority in the Cayman Islands or Brazil (1) brings an action or proffers a judicial decision or sentence declaring bankruptcy under any law of bankruptcy, insolvency, recovery, debt readjustment, compulsory reorganization of assets and liabilities or similar law, or orders the issuer's liquidation or dissolution of its business or rules that the issuer is bankrupt or insolvent, or (2) issues a ruling or court decision approving as properly filed an application for reorganization of the issuer and creditor composition under any applicable law except a reorganization permitted under the Indenture, (3) issue a sentence or court order appointing a custodian, administrator, liquidator, assignee, intervener or other similar authority for the issuer for all or substantially all its assets, and said judicial proceedings, sentences or rulings have not been annulled or have remained in full effect for 60 days, or (4) any event that occurs which under the laws of Brazil or the Cayman Islands, has a similar effect to the above mentioned events; or
  the issuer files for voluntary bankruptcy, or proceedings under any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consent through response or otherwise, with the proffering of a ruling or sentence declaring bankruptcy in an involuntary action or proceeding under any applicable law of bankruptcy, insolvency, reorganization, intervention, liquidation or other similar law, or the commencement of any action or proceedings for bankruptcy or insolvency against the issuer or its dissolution or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If an event of default described in the third and fourth points above occurs and persists, the principal of all notes and interest due and unpaid on all notes will become immediately due and payable without any declaration or action by the Trustee or any noteholders. However, the issuer will be required to make the payments described in this paragraph only after having been declared bankrupt or in liquidation or otherwise dissolved, and said payments will be subject to subordination provisions specified in the Indenture.

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H.II) INTEREST

6.75% p.a.

H.III) GUARANTEE, AND IF COLLATERAL DESCRIPTION OF ASSET

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER THE RECEIVABLE IS SUBORDINATED OR UNSECURED

Subordinated.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN CONNECTION WITH

. distribution of dividends

None.

. disposal of certain assets

Merger, absorption, assignment or transference

Without the consent of holders of not less than 65 2/3% of the aggregate principal amount of notes outstanding, the issuer shall not agree to any consolidation or merger with any other person or convey or transfer all or substantially all of its property or assets or all or substantially all its property, assets and liabilities (including the notes issued under the Indenture) to any other person, unless thereafter:

  the person formed by said consolidation or with which the issuer has merged, or the person acquiring all or substantially all property and assets of the issuer or all or substantially all property, assets and liabilities of the issuer (including notes under the Indenture) expressly assume the due and punctual payment of principal and interest charges on all notes, and fulfilment and observance of all obligations in the Indenture and notes to be fulfilled and observed by the issuer;
  immediately after the transaction comes into effect, no event of default or event which, through notice, lapse of time or other conditions would become an event of default, has occurred and persisted, and no obligations or agreements specified in the Indenture or in the notes have been significantly breached; and
  the person formed by said consolidation or with which the issuer has made a merger, or the person acquiring all or substantially all the issuer's property and assets, or all or substantially all the issuer's property and assets and liabilities (including notes issued under the Indenture) delivers to the Trustee a certificate from an officer and legal counsel's an opinion stating that the consolidation, merger, disposition or transfer, and if necessary a supplementary Indenture relating to the transaction, stating that said supplementary Indenture complies with the Indenture and that all suspensive conditions stipulated in the Indenture relating to the transaction have been fulfilled.

Additionally, the above conditions apply only if the issuer wishes to merge or consolidate with another entity or sell its assets substantially as a whole to another entity. The issuer need not meet those conditions if it signs other types of transactions, including any transaction in which it acquires shares or assets of another entity, or any transaction involving a change in control of the issuer, but in which there is no merger or consolidation, and any transaction in which the issuer sells less than substantially all its assets.

Reference Form – 2011 – BANCO BRADESCO S.A.

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. new debts being assumed

None.

. issuing new securities

None.

H.VI) TRUSTEE, STATING PRINCIPAL CONTRACTUAL TERMS

The Bank of New York Mellon is the Trustee in accordance with the Issue Indenture.

The Issue Indenture, a document signed by the Bank and Trustee, governs various rights and obligations of the parties in relation to issuing the notes, said as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among other items, and the most relevant terms contained in the Issue Indenture are described in the other items herein.

I) CONDITIONS FOR ALTERING THE RIGHTS ASSURED BY THESE SECURITIES

Modifications that do not require approval

The issuer and the Trustee may once, without prior consent from noteholders, modify terms and conditions of notes solely to meet the requirements of the Central Bank for the notes to be eligible as Tier 2 capital notes under CVM Resolution No. 3,444 and subsequent amendments. The issuer is not authorized to make any modifications without the consent of noteholders if said a modification in any way affects the interest rate on notes, the cumulative nature of any interest payment due on amounts in arrears, the outstanding principal amount of the notes, ratings or original maturity date of the notes.

The Trustee shall request the opinion of the issuer's Brazilian attorney describing modifications to terms and conditions of the notes required by the Central Bank for the notes to qualify as Tier 2 capital. On receiving said legal opinion from the attorney, the issuer will sign an endorsed and ratified Indenture, a new note form, and any other documents required to implement the necessary modifications required by the Central Bank.

Without the consent of noteholders, the issuer and trustee may also, modify the Indenture for certain specific purposes, including, among other things, to issue additional notes, correct ambiguities, inconsistencies or defects and include any other provisions referring to matters or issues arising from the Indenture, as long as said correction or provision added does not adversely affect the interests of noteholders in any material respect.

Modifications that require approval

In addition, the Indenture may be modified by the issuer and the Trustee with consent of noteholders holding a majority of the aggregate principal amount of notes then outstanding. However, without the consent of the holder of each outstanding note affected by a modification, no said modification may:

  alter the maturity of any payment of principal or interest on any portion of any note;
  reduce the principal amount or interest rate, or modify the method of calculating the principal amount or interest to be paid on any date;

Reference Form – 2011 – BANCO BRADESCO S.A.

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  alter any place of payment at which principal or interest on the notes is to be paid;
  change the currency in which principal or interest on the notes is to be paid;
  prejudice the noteholders' right to bring an action to enforce any payment on due date or thereafter;
  modify the Indenture subordination provisions in said a way as to adversely affect noteholders;
  reduce the percentage of the principal amount of outstanding notes for which noteholders' consent is required for any modification or waiver for observance of any Indenture provision or defaults and their consequences; or
  modify provisions summarized in this paragraph, or Indenture provisions relating to waiver of the right to execute the other party due to previous defaults, except to increase any percentage or determine that other Indenture provisions may not be modified or waived without the consent of each noteholder affected by the modifications.

After a modification described in the preceding paragraph, the issuer is required to submit, through the Trustee, a notice to holders briefly describing said alteration. However, the fact of not sending such notice to noteholders, or any error in the notice, will not affect the validity of the modification.

The Trustee may at any time, convene a noteholders meeting. The issuer or the holders of at least 10% of the aggregate principal of outstanding notes may call a meeting if the issuer or said holders have made a written request to the Trustee to call said a meeting and the Trustee fails to send notice calling the meeting within 20 days of receiving the request. Notices convening meetings shall include the time and place of meeting and a general description of the measure proposed to be taken at the meeting and shall be delivered not less than 30 days and not more than 60 days before the date of the meeting, except that all notices of meetings reconvened after adjournment shall be given not less than 10 days and not more than 60 days before the meeting date. At any meeting, the presence of noteholders owing an aggregate amount of the principal sufficient to take the measure for which the meeting was convened shall constitute a quorum. Any modifications or waivers to the Indenture or notes shall be final and binding on all noteholders whether or not they have given their consent (unless required under the Indenture) or were present at any duly convened meeting.

J) OTHER RELEVANT CHARACTERISTICS

Relevant characteristics are described above.

VII.a) Security: Subordinated Debt – US$ 1,600,000,000 - maturing on 01/16/2021

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	e) Restriction of movement	f) Convertibility
01 Global note for principal amount of US$1,6 billion that may be divided into minimum portions of US$ 100,000.00 and multiples of US$ 1,000.00 thereafter	1,600,000,000(1)	08/16/2010 and 01/13/2011 (2)	01/16/2021	The securities may be purchased only by qualified institutional investors	Not convertible

 (1) The amount in question refers to: (i) funding on 08/16/2010 in the amount of U$ 1,100,000,000.00 and (ii) reopening on 01/13/2011

(2) Funding amounts of US$ 1,100,000,000.00 and US$ 500,000,000.00 respectively.

G.I) POSSIBILITY OF REDEMPTION

Reference Form – 2011 – BANCO BRADESCO S.A.

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The issuer is not entitled to redeem all or part of the notes before their maturity date, except as provided below in "Tax Event Redemption through."

Early Redemption through Tax Event

On any interest payment date, with prior approval from the Central Bank and any other governmental authority (if applicable), the notes may be redeemed after the occurrence of a Tax Event (term defined below). In the event of redemption after a Tax Event, the notes will be redeemed at redemption price equal to 100% of aggregate principal amount, plus accrued and unpaid interest, if any, until the date of such redemption, including any additional amounts.

In the case of a Tax Event, the issuer is obliged, before exercising the right of redemption, to deliver to the Trustee a written notice together with a certificate from the management of Banco Bradesco S.A. and a legal opinion from Brazilian attorney, in both cases confirming in a satisfactory manner for the Trustee, that it is entitled to exercise said right of redemption.

"Tax Event" means the determination by the issuer that, immediately before sending the appropriate notice on the date of payment of interest applicable, the issuer would be obliged, for reasons beyond its control, to pay Additional Amounts beyond the Additional Amounts that the issuer would be required to pay if interest payments on the notes were subject to withholding or deduction at a rate of (a) 15% in case of taxes levied in Brazil, (b) 25% in the case of taxes levied in Brazil on money paid to residents of countries in which they are exempt from income tax or subject to an income tax rate of 20% or less, or when the laws of that country restrict disclosure of (i) share ownership structure; or (ii) ownership of the investment; or (iii) beneficial ownership of income paid to non-resident persons pursuant to Law No. 9,779 of January 19, 1999, (c) 0% in case of any taxes levied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date the issuer designates said paying agent, and if in each of these cases, the issuer is unable to avoid said circumstances through reasonable measures.

G. II) FORMULA FOR CALCULATING REDEMPTION VALUE:

Payment of principal of the Notes together with unpaid and accrued interest shall be made on the payment date to the person in whose name the Notes are registered at close of trading New York City time on the tenth business day before payment date. Notes need not be delivered for payment of principal, interest or other amounts to be made, except for redemptions or final payments of principal on due date.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING CONDITIONS FOR EARLY MATURITY

Maturity: 01/16/2021.

Early redemption:

Early Maturity Events (Default)

  the issuer does not make payment of the principal on any notes on maturity date, through redemption or otherwise, except due to a deferral of principal;

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  the issuer fails to pay interest or pay additional amounts under the terms of the notes and Indenture except when due to a deferral of interest and such default continues for 15 days;
  a court or agency or supervisory authority in the Cayman Islands or Brazil (1) initiate a process or approve a decision or declaration of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, compulsory reorganization of assets and liabilities or similar law, or the dissolution or liquidation of the business of the issuer or the issuer judging bankrupt or insolvent or (2) approve a decision or order approving, as properly registered, a petition pleading for the reorganization of the issuer and its agreement with creditors under any applicable law, except a reorganization permitted under the Indenture, (3) approve a decision or order appointing a custodian, administrator, liquidator, assignee, intervener or other similar authority for the issuer or all or substantially all its assets, and said processes, decision or order have not been cancelled or remain in full effect for 60 days, or (4) any event occurs which, in accordance with the laws of Brazil or the Cayman Islands have a similar effect to the above events; or
  the issuer files for voluntary bankruptcy, or proceedings under any applicable law of bankruptcy, insolvency, reorganization or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the issuer consent through response or otherwise, with the proffering of a ruling or sentence declaring bankruptcy in an involuntary action or proceeding under any applicable law of bankruptcy, insolvency, reorganization, intervention, liquidation or other similar law, or the commencement of any action or proceedings for bankruptcy or insolvency against the issuer or its dissolution or any event which, under the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If an event of default described in the third and fourth points above occurs and continues, the principal of all notes and interest due and unpaid on all notes will become immediately due and payable without any declaration or action by the trustee or any noteholders. However, the issuer will be required to make the payments described in this paragraph only after having been declared bankrupt or in liquidation or otherwise winding up, and such payments will be subject to subordination provisions specified in the Issue Indenture.

H.II) INTEREST

5.90% p.a.

H.III) GUARANTEE, AND IF COLLATERAL DESCRIPTION OF ASSET

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER THE RECEIVABLE IS SUBORDINATED OR UNSECURED

Subordinated.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN CONNECTION WITH

. distribution of dividends

None.

. disposal of certain assets

Reference Form – 2011 – BANCO BRADESCO S.A.

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Merger, absorption, assignment or transference

Without the consent of holders of not less than 65 2 / 3 % of the principal amount of notes outstanding, the issuer shall not agree to any consolidation or merger with any other person or convey or transfer all or substantially all of its property or assets or all or substantially all its property, assets and liabilities (including the notes issued under the Indenture) to any other person, unless thereafter:

  the person formed by such consolidation or with which the issuer has merged, or the person acquiring all or substantially all property and assets of the issuer or all or substantially all property, assets and liabilities of the issuer (including notes under the Indenture) expressly assume the due and punctual payment of principal and interest charges on all notes, and fulfilment and observance of all obligations in the Indenture and notes to be fulfilled and observed by the issuer;
  immediately after the transaction comes into effect, no event of default or event which, through notice, lapse of time or other conditions would become an event of default, has occurred and persisted, and no obligations or agreements specified in the Indenture or in the notes have been significantly breached; and
  the person formed by said consolidation or with which the issuer has made a merger, or the person acquiring all or substantially all the issuer's property and assets, or all or substantially all the issuer's property and assets and liabilities (including notes issued under the Indenture) delivers to the Trustee a certificate from an officer and legal counsel's an opinion stating that the consolidation, merger, disposition or transfer, and if necessary a supplementary Indenture relating to the transaction, stating that said supplementary Indenture complies with the Indenture and that all suspensive conditions stipulated in the Indenture relating to the transaction have been fulfilled.

Additionally, the above conditions apply only if the issuer wishes to merge or consolidate with another entity or sell its assets substantially as a whole to another entity. The issuer need not meet those conditions if it signs other types of transactions, including any transaction in which it acquires shares or assets of another entity, or any transaction involving a change in control of the issuer, but in which there is no merger or consolidation, and any transaction in which the issuer sells less than substantially all its assets.

. new debts being assumed

None.

. issuing new securities

None.

H.VI) TRUSTEE, STATING PRINCIPAL CONTRACTUAL TERMS

The Bank of New York Mellon is the Trustee under the Issue Indenture.

The Issue Indenture, a document signed by the Bank and Trustee, governs various rights and obligations of the parties in relation to issuing the notes, such as: definitions of terms used, general and specific characteristics of the notes, conditions and criteria for redemption and repurchase of notes, commitments assumed by the issuer, definition of default events and instruments for their solution, noteholders' rights, amendments to the contract, satisfaction of terms and segregation of notes and subordination, among other items, and the most relevant terms contained in the Issue Indenture are described in the other items herein.

I) CONDITIONS FOR ALTERING RIGHTS ASSURED BY THESE SECURITIES

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

Modifications that do not require approval

The issuer and the trustee may once, without prior consent from noteholders, modify terms and conditions of notes solely to meet the requirements of the Central Bank for the notes to be eligible as Tier 2 capital notes under CVM Resolution No. 3,444 and subsequent amendments. The issuer is not authorized to make any changes without the consent of noteholders if this change in any way affects the interest rate on notes, the cumulative nature of any interest payment due on amounts in arrears, the outstanding principal amount of the notes, their ratings, or their original maturity date.

The trustee will request the opinion of the issuer's Brazilian attorney describing modifications to terms and conditions of the notes required by the Central Bank for the notes to qualify as Tier 2 capital. On receiving the legal counsel's opinion, the issuer shall sign a ratified endorsement to the Indenture, a new note form and any other documents necessary to implement modifications required by the Central Bank.

The issuer and Trustee may also, without the consent of noteholders, modify the Indenture for certain specific purposes, including, among other things, to issue additional notes, correct ambiguities, inconsistencies or defects and include any other provisions referring to matters or issues arising from the Indenture, as long as said correction or provision added does not adversely affect the interests of noteholders in any material respect.

Modifications that require approval

In addition, the Indenture may be modified by the issuer and the Trustee with the consent of noteholders of a majority of the aggregate principal amount of notes then outstanding. However, without the consent of the holder of each outstanding note affected by a modification, no such modification may:

  alter the maturity of any payment of principal or interest on any portion of any note;
  reduce the principal amount or interest rate, or change the method of calculating the principal amount or interest payable on any date;
  change any place of payment at which principal or interest on the notes is to be paid;
  change the currency in which principal or interest on the notes is paid;
  prejudice the noteholders' right to bring an action to enforce any payment on maturity date or thereafter;
  modify the Indenture's subordination provisions in such a way as to adversely affect noteholders;
  reduce the percentage of the principal amount of outstanding notes for which noteholders' consent is required for any modification or waiver for observance of any Indenture provision or defaults and their consequences; or
  modify provisions summarized in this paragraph, or Issue Indenture provisions relating to waiver of the right to execute the other party due to previous defaults, except to increase any percentage or determine that other Issue Indenture provisions may not be modified or waived without the consent of each noteholder affected by the modifications.

After a modification described in the preceding paragraph, the issuer is required to submit, through the Trustee, a notice to holders briefly describing said alteration. However, the fact of not sending said notice to noteholders, or any error in the notice, will not affect the validity of the modification.

The Trustee may at any time, convene a noteholders meeting. The issuer or the holders of at least 10% of the aggregate principal of outstanding notes may call a meeting if the issuer or said holders have made a

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

written request to the Trustee to call said a meeting and the Trustee fails to send notice calling the meeting within 20 days of receiving the request. Notices calling meetings shall include the time and place of meeting and a general description of the measure proposed to be taken at the meeting and shall be delivered not less than 30 days and not more than 60 days before the date of the meeting, except that all notices of meetings reconvened after adjournment shall be given not less than 10 days and not more than 60 days before the meeting date. At any meeting, the presence of noteholders owing an aggregate amount of the principal sufficient to take the measure for which the meeting was convened shall constitute a quorum. Any modifications or waivers to the Indenture or notes shall be final and binding on all noteholders whether or not they have given their consent (unless required under the Indenture) or were present at any duly convened meeting.

J) OTHER RELEVANT CHARACTERISTICS

Relevant characteristics are described above.

VIII. a) Securities: Global Medium-Term Note - Serie 51

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$750 million that may be divided into minimum portions of US$ 100,000.00 and multiples of US$ 1,000.00 thereafter	750,000,000.00	03/23/2010	03/23/2015	The securities may be purchased only by qualified institutional investors	Not convertible

G.I) POSSIBILITY OF REDEMPTION

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 per cent as a result of taxes, fees and subsidies and other governmental charges (the "Minimum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the

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Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized director, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

G.II) FORMULA FOR CALCULATING REDEMPTION VALUE:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING CONDITIONS FOR EARLY MATURITY:

Maturity: 03/23/2015

Early Maturity Events (Defaults):

(i) the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii) (a) any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii) the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv) any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

(v) the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that

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affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi) any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

(vii) is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii) Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix) the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6.024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

(x) if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) INTEREST:

4,1% p.a.

H.III) GUARANTEE, AND IF COLLATERAL DESCRIPTION OF ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER RECEIVABLE IS SUBORDINATE OR UNSECURED:

Unsecured credit.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN CONNECTION WITH:

. distribution of dividends

None.

. disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

(i) the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii) immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii) after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two executive directors of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv) the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

. new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

. issuing new securities

None.

H.VI) THE TRUSTEE, STATING THE PRINCIPAL TERMS OF THE CONTRACT:

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

I) CONDITIONS FOR ALTERING RIGHTS ASSURED BY THESE SECURITIES:

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (except if o agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

J) OTHER RELEVANT CHARACTERISTICS

All relevant characteristics are described above.

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

IX. a) Securities: Global Medium-Term Note - Serie 52

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$250 million that may be divided into minimum portions of US$ 100,000.00 and multiples of US$ 1,000.00 thereafter	250,000,000.00	04/22/2010	04/22/2013	The securities may be purchased only by qualified institutional investors	Not convertible

G.I) POSSIBILITY OF REDEMPTION

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 per cent as a result of taxes, fees and subsidies and other governmental charges (the "Maximum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized director, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

G.II) FORMULA FOR CALCULATING REDEMPTION VALUE:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING CONDITIONS FOR EARLY MATURITY:

Maturity: 04/22/2013

Early Maturity Events (Defaults):

(i) the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii) (a) any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii) the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv) any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

(v) the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi) any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

(vii) is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii) Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix) the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6.024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

(x) if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) INTEREST:

3,125% p.a.

H.III) GUARANTEE, AND IF COLLATERAL DESCRIPTION OF ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER RECEIVABLE IS SUBORDINATE OR UNSECURED:

Unsecured credit.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN CONNECTION WITH: . distribution of dividends

None.

. disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

(i) the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii) immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii) after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two executive directors of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv) the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

. new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

. issuing new securities

None.

H.VI) THE TRUSTEE, STATING THE PRINCIPAL TERMS OF THE CONTRACT:

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

I) CONDITIONS FOR ALTERING RIGHTS ASSURED BY THESE SECURITIES:

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (except if o agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

.J) OTHER RELEVANT CHARACTERISTICS

All relevant characteristics are described above.

X. a) Securities: Global Medium-Term Note - Serie 53

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$500 million that may be divided into minimum portions of US$ 200,000.00 and multiples of US$ 1,000.00 thereafter	500,000,000.00	05/16/2011	05/16/2016	The securities may be purchased only by qualified institutional investors	Not convertible

G.I) POSSIBILITY OF REDEMPTION

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 per cent as a result of taxes, fees and subsidies and other governmental charges (the "Maximum Level of Retention"), the Issuer may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized director, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

G.II) FORMULA FOR CALCULATING REDEMPTION VALUE:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.

CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING CONDITIONS FOR EARLY MATURITY:

Maturity: 05/16/2016

Early Maturity Events (Defaults):

(i) the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii) (a) any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii) the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv) any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

(v) the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi) any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

(vii) is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii) Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix) the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6.024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

(x) if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) INTEREST:

4,125% p.a.

H.III) GUARANTEE, AND IF COLLATERAL DESCRIPTION OF ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER RECEIVABLE IS SUBORDINATE OR UNSECURED:

Unsecured credit.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN CONNECTION WITH: . distribution of dividends

None.

. disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

(i) the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii) immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii) after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two executive directors of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

(iv) the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

. new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

. issuing new securities

None.

H.VI) THE TRUSTEE, STATING THE PRINCIPAL TERMS OF THE CONTRACT:

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

I) CONDITIONS FOR ALTERING RIGHTS ASSURED BY THESE SECURITIES:

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (except if o agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

J) OTHER RELEVANT CHARACTERISTICS

All relevant characteristics are described above.

XI. a) Securities: Global Medium-Term Note - Serie 54

b) Quantity	c) Value (in US$)	d) Issue date	e) Maturity date	f) Restriction on circulation	g) Convertibility
01 Global note for principal amount of US$850 million that may be divided into minimum portions of US$ 200,000.00 and multiples of US$ 1,000.00 thereafter	850,000,000.00	05/16/2011	05/16/2014	The securities may be purchased only by qualified institutional investors	Not convertible

G.I) POSSIBILITY OF REDEMPTION

Anticipated Redemption for Tax-related Reasons

If, in relation to any Series of Notes, as a result of any alteration or amendment to the laws (or to any regulation or decree enacted in the terms of the laws therein) of Brazil, or when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, or when the Issuer is Bradesco New York Branch, under the laws of United States of America or of the State of New York, or any political subdivision or tax authority in or from Brazil or, according to the case, in or from the Cayman Islands, of the United States of America or from the State of New York which affect the taxation, or any other change in the official position related to the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), the alteration or amendment which is in force on the Date of Issue of such Notes, or after this date, or on any other date specified in the Definite Terms of the Notes, the Issuer is or becomes obliged to pay additional sums in addition to the additional sums that the Issuer is obliged to pay if the payment of interest of the Notes is subject to retention or deduction to a rate of 15 per cent as a result of taxes, fees and subsidies and other governmental charges (the "Maximum Level of Retention"), the Issuer

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

may (subject to prior approval of the Central Bank), at their discretion, and having sent notice of not less than forty five days and not more than seventy five days in advance (which terminates, in the case of Notes remunerated at the floating rate, on a day on which the interest should be paid) to the Holders of the Notes (advice that is irrevocable), redeem all (and not just some) of the pending Notes that comprise the relevant Series, to the Sum of the Anticipated Redemption (Subsidy), together with the accrued interest (if any) on them, however, as long as, the redemption advice is given before 90 days (or, in the case of Notes remunerated at the floating rate, a number of days that is equal to the total number of days occurring within the period of interest, in force, applicable to the Notes over 75 days) preceding the first date on which the Issuer would be obliged to pay the additional sums if a payment in relation to the Notes were overdue on the occasion. The Issuer will not have the right to redeem the Notes if they are obliged to pay additional sums that are inferior to the additional sums payable up to the Minimum Level of Retention. Notwithstanding the provisions above, the Issuer does not have the right to redeem the Notes, unless they have taken reasonable measures to avoid the obligation of paying the additional sums. If they choose to redeem the Notes, the Issuer will deliver to the Trustee a certificate signed by an authorized director, declaring that the Issuer is authorized to redeem the Notes according to their terms, and the opinion of an independent solicitor of known reputation, attesting that the Issuer was or became obliged to pay an additional sum in addition to the additional sums that must be paid, up to the Minimum Level of Retention.

G.II) FORMULA FOR CALCULATING REDEMPTION VALUE:

The payment of the principal amount of the Notes, together with the provisioned unpaid interest, will be made on the payment date to the respective holders of the notes.CHARACTERISTICS OF SECURITIES

H.I) MATURITY, INCLUDING CONDITIONS FOR EARLY MATURITY:

Maturity: 05/16/2014

Early Maturity Events (Defaults):

(i) the Issuer fails to pay any amount of the principal amount regarding the Notes in the term of Two Working Days from the maturity date for the payment of the amount, or fails to pay any amount of interest regarding the Notes in the term of five Working Days from the maturity date for the payment of the interest; or

(ii) (a) any Debt of the Issuer or any Subsidiary is not paid when default or (according to the case) within the grace period originally applicable; (b) if any Debt becomes (or may be declared) default and payable before the maturity date specified, in any other way except at the discretion of the Issuer or (according to the case) of the relevant Subsidiary or (as long as no other default event described has occurred) of any person with the right to such Debt; or (c) the Issuer or any other Subsidiary does not pay, when due, any sum payable by them in the terms of any Guarantee of any Debt; as long as the sum of the Debt mentioned in subparagraph (a) and/or subparagraph (b) above and/or the sum payable in the terms of any Guarantee mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$ 25,000,000 (or its equivalent in any other currency or currencies); or

(iii) the Issuer fails to fulfill or observe appropriately any other relevant obligation or agreement regarding the pertinent Series of Notes, or any other additional payments or agreements contained in the Trust Deed, in the Payment Contract of the Agent or Notes, and such noncompliance persists during a period of 30 days after the occurrence; or

(iv) any declaration or guarantee relevant to the Issuer in the Dealer Contract or in the Issuer Contract or any other document formalized in relation to the Dealer Contract or to the Issuer Contract or to the issuing of Notes of the relevant Series, or any other series, are incorrect, incomplete or misleading in any relevant aspect when they are made; or

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

(v) the Issuer (a) is dissolved, (b) suspends the payment of their debts or does not or is incapable of honoring their debts on the maturity date, (c) files, in the measure allowed by the applicable law, for voluntary bankruptcy, lawsuits or any other proceedings to obtain any relief from the debt in the terms of any law that affects the rights of the creditors and which are similar to a law of bankruptcy or (d) consents, by means of response or in any other form, a request which is initiated against them for spontaneous bankruptcy or any other proceedings or process; or

(vi) any governmental authorization necessary to fulfill any obligation of the Issuer in the terms of the Trust Deed, of the Payment Contract of Agent or Notes of the relevant Series, or if any of these is not signed or does not come into effect or does not remain valid and subsists; or

(vii) is or becomes illegal for the Issuer to fulfill or observe one or more of their obligations in the terms of any of the Notes of the relevant Series, or any of them; or

(viii) Banco Bradesco S.A., together with their consolidated subsidiaries, fails to conduct all or a substantial part of its business, or is in the imminence of doing so, except, in dealing with these subsidiaries, for the purposes of, and followed by a reconstruction, incorporation, reorganization, merger or consolidation; or

(ix) the Issuer or any other Relevant Subsidiary is (is, or is considered by law or by ruling) insolvent or bankrupt or incapable of paying their debts or stops, suspends or is in the imminence of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts, or an intervener is designed for the Issuer, or the Brazilian Central Bank declares the extrajudicial liquidation of the Issuer in the terms of Brazilian Law No. 6.024 of March 13, 1974, and subsequent alterations, or any subsequent provisions of such laws; or

(x) if any event occurs which, according to the laws of Brazil, or, when the Issuer is Bradesco Grand Cayman Branch, under the laws of the Cayman Islands, has an analogous effect on the events stated in paragraph (v) above.

H.II) INTEREST:

3-month libor + 2.10% p.a.

H.III) GUARANTEE, AND IF COLLATERAL DESCRIPTION OF ASSET:

No guarantee.

H.IV) IN THE ABSENCE OF GUARANTEE, WHETHER RECEIVABLE IS SUBORDINATE OR UNSECURED:

Unsecured credit.

H.V) ANY RESTRICTIONS IMPOSED ON THE ISSUER IN CONNECTION WITH: . distribution of dividends

None.

. disposal of certain assets

The Issuer should not, without the written consent of the Holders of two thirds of the pending Notes, consolidate or merge with any other society or alienate or transfer, in a single transaction or series of transactions, all or substantially all of their assets to any other person, unless:

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

(i) the society formed by such a consolidation, or with which the Issuer has merged, or the person who acquires by alienation, or transfer, all or substantially all of the goods or assets of the Issuer (the “Successor Society”) is obliged to assume the payment due and promptly of the principal amount and the interest on the Notes and all the other obligations of the Issuer in the terms of the Trust Deed, and of the Payment Contract of the Agent and Notes;

(ii) immediately after the related transaction is in force, no Default Event referring to any Note has occurred and persists;

(iii) after any public announcement of a consolidation, merger, alienation or transfer, and in any form before the conclusion of the consolidation, merger, alienation or transfer, the Issuer should deliver to the Trustee (a) a certificate signed by two executive directors of the Issuer, declaring that the consolidation, merger, alienation or transfer is according to this Condition and that all the suspended conditions foreseen here in relation to this transaction (except the suspended condition in (ii) (above)) have been fulfilled, and (b) with the opinion of an independent solicitor of known reputation about the pertinent legal issues; and

(iv) the Successor Society should expressly agree to (a) indemnify each Holder of a Note or Coupon for any tax, subsidy or governmental charge applied at a later stage to the Holder uniquely as a result of such a consolidation, merger, alienation or transfer in relation to the payment of the principal amount of the Notes or (if the Notes are remunerated) of the interest on the Notes, and (b) pay any additional sums as necessary so that the net sums received by the Holders of Notes (and Coupons, if applicable), after the retention or deduction of any such tax, subsidy or any other governmental charge, are equal to the respective sums of the principal amount and (if the Notes are remunerated) of the interest that would have been received regarding the Notes (and Coupons, if applicable) had there not been a consolidation, merge, alienation or transfer.

No Successor Society has the right to redeem the Notes unless the Issuer has the right to redeem the Notes in similar circumstances.

In dealing with a consolidation, merger, alienation or transfer according to this Condition, the Successor Society should succeed the Issuer and replace them and may exercise every right and power of the Issuer in the terms of the Notes, with the same effect they would have had if in the Successor Society it had been designated as the issuer of the Notes in this instrument.

. new debts being assumed

The Issuer agrees that if any Note or Coupon remains pending (as defined in the Trust Deed), they do not create or allow the subsistence of any Guarantee and will not allow any Relevant Subsidiary to create or allow subsistence of any Guarantee over all or any part of their assets, current or future, to guarantee (i) any of their Public Foreign Debts; (ii) any Guarantees related to Public Foreign Debts; or (iii) Public Foreign Debts or any Guarantees related to Public Foreign Debts of any person without, in any case, at the same time or prior to this, guaranteeing the Notes equally and proportionately to the satisfaction of the Trustee, or granting another guarantee for the Notes as approved through Extraordinary Resolution of the Holders of the majority of the principal amount of the pending Notes. No provision expressed here will inhibit or prohibit the Issuer from granting collaterals without guarantees or guarantees of any kind, including contractual at the request, or on behalf, of their customers in favor of third parties as part of the normal course of business of the Issuer.

. issuing new securities

None.

H.VI) THE TRUSTEE, STATING THE PRINCIPAL TERMS OF THE CONTRACT:

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

The Bank of New York is the Trustee according to the Trust Deed.

The Trust Deed, document signed between the Bank and the Trustee, rules various rights and obligations of the parties regarding the issue of securities, like: definitions of terms used, general and specific characteristics of the securities, conditions and criteria for the redemption and repurchase of the bonds, commitments assumed by the issuer, definition of default events and instruments for their solution, rights of the security holders, amendments to the contract, satisfaction of the terms and segregation of the securities and subordination, among others. The services provided by the Trustee consist of the review of the documents issued, establishment of administrative and operational procedures of the accounts of the security holders; establishment of a deposit account regarding the issue; assistance to close the accounts; monitoring of the fulfillment of the Trust Deed; receipt and distribution of remittances and payments of the security holders.

I) CONDITIONS FOR ALTERING RIGHTS ASSURED BY THESE SECURITIES:

Meetings of the holders of the Securities, Alteration, Renunciation and Substitution

The Trust Deed contains provisions (that will be efficient as if they were incorporated here) which establish the summons of the assemblies of Holders of Notes of any Series to discuss any issue that affects their interests, including (but not limited to) the alteration of the Terms and Conditions of the Notes or of the Trust Deed. An Extraordinary Resolution approved in any assembly of Holders of Notes of any Series will obligate all Holders of Notes of the Series, if they are present or not in the assembly, and all the Holders of Coupons related to the Notes of the Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if applicable) of any Series, to any alteration (subject to certain exceptions) to, or the renunciation of or the authorization of any noncompliance, or noncompliance proposed, of any Terms or Conditions of the Notes or any provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially prejudicial to the interests of the Holders of the Notes or Coupons, or any alteration of formal nature, secondary or technical, or performed to correct a manifested error. The Trustee may also determine any event that would constitute, or which in another way could constitute a Default Event, as long as, in the opinion of the Trustee, the event is not significantly prejudicial to the interests of the Holders of Notes or Coupons, if applicable, of the pertinent Series. Any such alteration, renunciation, authorization or determination will oblige the Holders of Notes and Coupons (if applicable) of the pertinent Series and (except if o agreed by the Trustee) any such alteration will be informed to the Holders as soon as possible.

Reference Form – 2011 – BANCO BRADESCO S.A.

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18.10 – Other material information

J) OTHER RELEVANT CHARACTERISTICS

All relevant characteristics are described above.

Securities converted:

Security	Value in US$ and EUR	Value in Reais		Date of quotation
VISA Cashflow Securitization - 2003 - 1	$21,582,294.69	R$	35,960,419.41	12/31/2010
VISA Cashflow Securitization - 2003 - 2	$5,241,311.13	R$	8,733,072.60	12/31/2010
Subordinate Debt	$150,000,000.00	R$	249,930,000.00	12/31/2010
Subordinate Debt	$500,000,000.00	R$	833,100,000.00	12/31/2010
Subordinate Debt	$225,000,000.00	R$	501,300,000.00	12/31/2010
Subordinate Debt	$750,000,000.00	R$	1,249,650,000.00	12/31/2010
Subordinate Debt	$1,100,000,000.00	R$	1,832,820,000.00	12/31/2010
Global Medium – Term Note – Serie 51	$750,000,000.00	7R$	1,249,650,000.00	12/31/2010
Global Medium – Term Note – Serie 52	$250,000,000.00	R$	416,550,000.00	12/31/2010
Subordinate Debt	$500,000,000.00	R$	835,050,000.00	01/13/2011
Global Medium – Term Note – Serie 53	$500,000,000.00	R$	815,850,000.00	05/16/2011
Global Medium – Term Note – Serie 54	$850,000,000.00	R$	1,386,945,000.00	05/16/2011

Date	Dollar (sale)	Euro (sale)
12/31/2010	R$ 1.6662	R$ 2.2280
01/13/2011	R$ 1.6701	R$ 2.2326
05/16/2011	R$ 1.6317	R$ 2.3157

Source: Central Bank of Brazil

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

19.1 – Information on plans to repurchase the issuer's shares

Date resolution	Buyback period	Available reserves and income. (BRL)	Type	Class	Qty planned (units)	% in circ.	Qty acquired approved (units)	Price paid	Quotation factor	% acquired
Other characteristics.
12/20/2010	12/21/2010 to 06/21/2010	12.768.368.942,83	Common		7,500,000	0,382200	2.487.000	25,37	R$ per unit	33,160000
			Preferred		7,500,000	0,000000	0	0.00	R$ per unit	0.000000

Base date: 12/20/2010
Objective: The purpose of the shares buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account.
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

06/02/2010	06/04/2009 to 12/04/2010	12.768.368.942,83	Common		7,500,000	0.000000	0	0.00	R$ per unit	0.000000
			Preferred		7,500,000	0.000000	0	0.00	R$ per unit	0.000000

Base date: 06/02/2009
Objective: The purpose of the stock buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP; and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

12/02/2009	12/03/2009 to 06/03/2010	10,006,598,918.77	Common		7,500,000	1.393500	141,000	29.52	R$ per unit	1.880000
			Preferred		7,500,000	0.492700	344,000	37.60	R$ per unit	4.586700

Base date: 12/02/2009
Objective: The purpose of the stock buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP; and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Reference Form – 2011 – BANCO BRADESCO S.A.

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19.1 – Information on plans to repurchase the issuer's shares

06/01/2009	06/02/2009 to 12/02/2009	10,006,598,918.77	Common		10,000,000	1.360800	2,747,000	26.26	R$ per unit	27.470000
			Preferred		25,000,000	0.508400	2,528,000	34.99	R$ per unit	10.112000

Base date: 06/01/2009

Objective: The purpose of the stock buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account.
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP; and Ágora CTVM S.A. - Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Date resolution	Buyback period	Available reserves and income. (BRL)	Type	Class	Qty planned (units)	% in circ.	Qty acquired approved (units)	Price paid	Quotation factor	% acquired
Other characteristics.
11/27/2008	12/01/2008 to 06/01/2009	8,485,955,640.64	Common		7,500,000	1.360300	17,700	18.46	R$ per unit	0.236000
			Preferred		7,500,000	0.504600	0	0.00	R$ per unit	0.000000

Base date: 11/27/2008
Objective: The purpose of the shares buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account
Intermediaries: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP.

05/27/2008	05/30/2008 to 11/30/2008	8,485,955,640.64	Common		7,500,000	1.526700	127,421	24.55	R$ per unit	1.698900
			Preferred		7,500,000	0.494200	33,000	37.80	R$ per unit	0.440000

Base date: 05/27/2008
Objective: The purpose of the stock buyback program, to be held in treasury and subsequent disposal or cancellation, without a decrease of share capital, is to use funds available for investments from the "Income Reserve - Statutory Reserves" account
Intermediary: Bradesco S.A. CTVM - Av. Paulista, 1.450, 7o andar, Bela Vista, São Paulo, SP.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

19.2 – Transactions of securities held in treasury

Period ended 12/31/2010
Shares
Type of share	Preferred class share	Description of securities
Common
Movement	Quantity (units)	Total (BRL)	Weighted average price (BRL)
Opening balance	3,034,700	85,862,509.17	28.29
Acquisition	697,700	11,997,068.70	17.17
Disposal	0	0.00	0.00
Cancellation	3,338,170	87,810,619.12	26.31
Closing Balance	395,300	10,048,958.75	25.42
Type of share	Preferred class share	Description of securities
Preferred
Movement	Quantity (units)	Total (BRL)	Weighted average price (BRL)
Opening balance	2,906,600	103,011,300.23	35.44
Acquisition	431,570	6,688,166.26	15.50
Disposal	0	0.00	0.00
Cancellation	3,338,170	109,699,466.49	32.86
Closing Balance	0	0.00	0.00

Period ended 12/31/2009
Shares
Type of share	Preferred class share	Description of securities
Common
Movement	Quantity (units)	Tota amount (BRL)	Weighted average price (BRL)
Opening balance	129,021	3,518,480.82	27.27
Acquisition	2,905,700	82,344,500.85	28.34
Disposal	21	472.50	22.50
Cancellation	0	0.00	0.00
Closing Balance	3,034,700	85,862,509.17	28.29
Type of share	Preferred class share	Description of securities
Preferred
Movement	Quantity (units)	Total (BRL)	Weighted average price (BRL)
Opening balance	34,600	1,334,119.82	38.56
Acquisition	2,872,000	101,677,180.41	35.40
Disposal	0	0.00	0.00
Cancellation	0	0.00	0.00
Closing Balance	2,906,600	103,011,300.23	35.44

Reference Form – 2011 – BANCO BRADESCO S.A.

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19.2 – Transactions of securities held in treasury

Period ended 12/31/2008
Shares
Type of share	Preferred class share	Description of securities
Common
Movement	Quantity (units)	Total (BRL)	Weighted average price (BRL)
Opening balance	828,700	54,746,890.10	66.06
Acquisition	129,021	3,518,480.82	27.27
Disposal	0	0.00	0.00
Cancellation	828,700	54,746,890.10	66.06
Closing Balance	129,021	3,518,480.82	27.27
Type of share	Preferred class share	Description of securities
Preferred
Movement	Quantity (units)	Total (BRL)	Weighted average price (BRL)
Opening balance	1,417,524	94,664,835.40	66.78
Acquisition	34,600	1,334,119.82	38.56
Disposal	0	0.00	0.00
Cancellation	1,417,524	94,664,835.40	66.78
Closing Balance	34,600	1,334,119.82	38.56

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

19.3 - Information on securities held in Treasury at close of last fiscal year

Security	Shares
Type of share	Class share	Description of securities	Quantity (units)	Weighted average acquisition price	Quotation factor	Acquisition date	Shares in circulation (%)
Common			395,300	25.42	R$ per unit	12/20/2010	6.070200

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

19. Share buyback/treasury plans

(Supplementary information):

19.2.	In relation to transactions with securities held in treasury, tabulated data by class and type, showing quantity, total value and weighted average acquisition price as follows:

2010	a. Opening Balance		b. Acquisitions		c. Disposals		d. Cancellations		e. Closing Balance
Type of share	ON	PN	ON	PN	ON	PN	ON	PN	ON	PN
Quantity	3,034,700	2,906,600	698,770 (*)	431,570 (**)	-	-	3,338,170	3,338,170	395,300	-
Total (R$)	85,862,509.17	103,011,300.23	11,997,068.70	6,688,166.26	-	-	87,810,619.12	109,699,466.49	10,048,958.75	-
Weighted average price of acquisition	28.29	35.44	17.17	15.50	-	-	26.31	32.86	25.42	-

(*) 303,470 shares (R$1,948,109.94) resulted from the split approved by the extraordinary general meeting held on December 18, 2009, and the remainder (395,300 shares -R$10,048,958.75) was acquired on December 27, 2010 (86,500), December 28, 2010 (43,000), December 29, 2010 (55,800) and December 30, 2010 (210,000).

(**) 303,470 shares (R$1,948,109.94) resulted from the split approved by the extraordinary general meeting held on December 18, 2009, and the remainder (128,100 shares -R$4,740,056.32) was acquired on January 6, 2010 (19,000), January 7, 2010 (35,000) and January 11, 2010 (74,100).

2011 (*)	a. Opening Balance		b. Acquisitions		c. Disposals		d. Cancellations		e. Closing Balance
Type of share	ON	PN	ON	PN	ON	PN	ON	PN	ON	PN
Quantity	395,300	-	2,091,700	-
Total (R$)	10,048,958.75	-	53,042,165.28	-
Weighted average price of acquisition	25.42	-	25,3584	-
(*)	Data current as of March 31, 2011 = Total shares in treasury: 2,487,000 common shares.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

20.1 - Information on trading policy for securities

Approval date Position/job

07/29/2002

The policy covers direct or indirect controlling shareholders, members of the board of directors, officers, members of the supervisory council and of any technical or advisory bodies set up under its bylaws, and by whoever, owing to their position or function in Bradesco, its controlling company, subsidiaries or affiliates, has access to information relating to the event or fact.

Principal characteristics

The purpose is to set high standards of conduct to be followed by Bradesco, its directly or indirectly controlling shareholders, members of the board of directors, officers, members of the supervisory council and of any technical or advisory bodies set up under its bylaws and by whoever, owing to their position or function in Bradesco, its controlling company, subsidiaries or affiliates, has access to information relating to the event or fact.
The full contents of our Instrument of Policy for Disclosure of Material Facts and Trading in Securities is available on our website www.bradesco.com.br - Governança Corporativa – Políticas [Corporate Governance – Policies].

Barred periods and description of verification procedures

The direct or indirect controlling shareholders, members of the board of directors, officers, members of the supervisory council and any technical or advisory bodies set up under bylaws, or anyone who has signed the term of adhesion due to their position, job or duties at Bradesco, its controlling companies, subsidiaries or affiliates, on becoming cognizant of information concerning a material event or fact, shall refrain from trading in securities issued by the Company or referenced to them:
a) prior to disclosure to the market of the material event or fact occurred in the course of Bradesco's business;
b) within fifteen (15) days of Banco Bradesco's disclosing its quarterly or annual reports (locally referred to by the acronyms ITR and DFP);
c) if there is the intention of promoting a corporate merger, total or partial split, conversion, or reorganization;
d) in relation to the direct or indirect controlling shareholders, members of the board of directors and officers, whenever there is an ongoing acquisition or disposal of Bradesco's own shares or those of its subsidiaries, affiliates or other companies under joint control, or if an option or mandate for this purpose has been granted, only on the dates on which the Company trades or inform the broker that it will trade its own shares.
A list of shareholders and all related persons who signed the "Adhesion to the Instrument of Policy for Disclosure of Material Facts and Trading in Securities" issued by Banco Bradesco S.A, is kept at our head office at the disposal of the CVM The list includes their descriptions, job title or position, address and number of enrolment in the National Register of Legal Entities or Individual Taxpayer Registry, which shall be updated whenever there are any changes.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

20.2 - Other material information

The prohibition stipulated in letter "d" of item 20.1.d in this reference form applies to:

a) anyone cognizant of a material event or fact, and knowing that it has not yet been disclosed to the market, in particular persons who have a business, professional or confidential relationship with Bradesco, such as independent auditors, stock analysts, consultants and distribution system institutions, who must be informed of the materiality of such information by whoever provided it, must verify the situation in relation to disclosure before trading Bradesco securities or its related securities;

b) members of the board of directors and officers leaving Bradesco's management before public disclosure of a business event or fact initiated during their period in management, to be extended for a period of six (6) months after their departure.

The stipulated prohibitions cease to have effect when Bradesco discloses the material fact to the market, unless trading in the shares might affect the conditions of the above mentioned business to the detriment of Bradesco or its shareholders.

Our policy on trading in securities is an integral part of our Instrument of Policy for Disclosure of Material Facts and Trading in Securities, which is available on our website www.bradesco.com.br - Governança Corporativa – Políticas [Corporate Governance – Policies].

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

21.1 - Description of internal rules, regulations or procedures relating to disclosure

To ensure compliance with policy for material events or facts, and implementing Bradesco's disclosure policy in general, our Disclosure Executive Committee has the purpose of ensuring control, consistency, quality and transparency for disclosure, and its members have the duties and responsibilities described in item 12.1.a.

The Disclosure Executive Committee reports directly to the CEO and consists of members formally appointed by the CEO. These executives are responsible for the departments or units "producing" most information for disclosure, which are: Market Relations department, directors for Accounting, Finance and Corporate, as well as representatives of the departments of Tax Audit, General Accounting, Operational Control, General Secretariat and Grupo Bradesco de Seguros e Previdência.

The involvement of several departments or units when compiling information for disclosure ensures better balance across data of different types, such as financial/ accounting, operational, corporate, marketing, macroeconomic and other data. Similarly, the diversified composition of its members, who contribute their experience and knowledge in areas under their direction, ensures compliance of disclosures (in terms of content, frequency, accounting standards, etc.) with legislation and requirements (internal and external).

The Disclosure Committee's structure shows strong coherence and complementarity. Contents of the Organization's disclosures are conceived at the highest hierarchical level, thus ensuring the appropriate coordination for their production and disclosure. These areas of business working together ensure a coordinated production of information, so that the Organization's policies and guidelines for communication, transparency and disclosure may be duly followed. The Investor Relations officer guides production and disclosure of the Organization's information in line with policies and objectives determined by the Bank's CEO and executive board.

Along with the above, on 04.13.2007, Banco Bradesco S.A. forwarded an internal circular on the use of insider information to all departments and related companies, and it remains freely available for access on the corporate intranet.

In this internal circular, senior management states that, although access to insider knowledge is inherent to the work of staff of the Bank and related companies, use of such information for the benefit of themselves or others prior to disclosure to the market amounts to an illicit act and an affront to the Organization's basic principles, such as responsibility, ethics, transparency, loyalty and good faith, and will subject an "insider" or other beneficiaries to civil liability, administrative and criminal penalties.

The circular also lists certain precautions to be observed in conducting business, as follows:

a) staff shall periodically reread the document named "Policies for Disclosure of Material Event or Fact and Trading in Securities", and its appendices "Memorandum of Adhesion" and "Codes of Ethical Conduct" of the Organização Bradesco, all available on the corporate Internet, and encourage their team to do so;

b) only those who must know should take part in transactions that may involve insider information;

c) there must be full transparency for those involved, clearly showing the legal responsibility of each of them, warning them that the business being developed is confidential and should not be discussed even with their own family members or relatives;

d) absolute secrecy must be kept in relation to details of insider information, irrespective of the media on which they are stored (paper or magnetic media); there must be restriction of any type of unauthorized access, and such information must not be transferred or sent to others through media that are not adequately protected; and

e) subordinates who have access to insider information in the course of their business, and others who have similar access, such as independent auditors, lawyers, financial advisors and analysts, accountants, consultants and other entities in the stock distribution system, must sign and hand in a memorandum of adhesion to the document known as "Policies for Disclosure of Material Event or Fact and Trading in Securities."

Finally, staff learning of situations that contradict Policies for Disclosure of Material Event or Fact and Trading in Securities or the Codes of Ethical Conduct of the Organização Bradesco must go to their immediate superior, or the Compliance area of their unit or Organization, or the Audit and Ethics Committee, or use the "Alô Bradesco" hotline to submit their report and obtain guidance.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

21.2 – Description of disclosure policy for material event or fact and procedures for keeping undisclosed material information confidential

Procedures for keeping undisclosed information confidential are stated in items 12.1.a. and 21.1 of this Reference Form.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

21.3 – Directors and officers responsible for the implementation, maintenance, evaluation and supervision of policy for disclosure of information

The Investor Relations officer is responsible for implementing and monitoring the Policies for Disclosure and Use of Material Event or Fact Information and Trading in Securities.

As described in item 21.1, Bradesco's Executive Committee for Disclosure, reporting directly to the CEO and consisting of members formally appointed by the CEO, ensures enforcement of the Material Event or Fact Instrument and in general implements the Organization's disclosure policy.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

21.4 – Other material information

The meaning of "material information" for disclosure purposes includes any decision by a controlling shareholder, or Bradesco's management, or a general meeting resolution, or any other event or fact of a management-policy, technical, business or economic-financial nature, or one related to its business and its subsidiaries that may have significant influence:

a)	on quotations of securities issued by Bradesco or referenced to them;
b)	on investors' decisions to buy, sell or hold these securities;
c)	on investors' decisions to exercise any of their rights as holders of securities issued by Bradesco or referenced to them.

Insider information is material information that has not yet been disclosed to the investing public.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

22.1 – Acquisition or disposal of any relevant asset that does not fall within normal operations of the issuer's business

All disposals and acquisitions of assets we consider relevant for the years 2008, 2009 and 2010, and for the first quarter of 2011, have been duly described in item 6.5 of this Reference Form.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

22.2 – Significant alterations in the issuer's manner of conducting business

In the years 2008, 2009 and 2010, and in the first quarter of 2011, there were no significant alterations in the issuer's manner of conducting its business.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

22.3 – Significant contracts not directly related to operating activities entered into by the issuer or its subsidiaries

There were no material contracts entered into by Banco Bradesco or its subsidiaries not directly related to its operational activities.

Reference Form – 2011 – BANCO BRADESCO S.A.

Version: 1

22.4 - Other material information

There is no further information that we believe to be significant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 08, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.